A letter from Greg Heckman,
Bunge CEO
Dear Shareholders,
2025 was a year of transformation, underpinned by strategic growth, operational excellence, and an unwavering commitment to Bunge’s purpose.
With the completion of our business combination with Viterra, Bunge truly became the premier agribusiness solutions company built for the 21st century. This monumental achievement strengthened and expanded our global footprint and gave us capabilities to deliver more value to all our stakeholders.
I am incredibly proud of how our teams from both organizations have been executing the integration. Today, as we combine our strengths, we are already realizing the promise of this combination: an expanded origination network with greater capabilities in key origins and a broader range of crops, enhanced by connecting Viterra’s grain handling operations to Bunge’s value-added capabilities and new downstream markets. As a result, we are even better positioned to provide unparalleled solutions for farmers and end consumers in any environment.
The combination also yielded significant early results, with more than $70 million in cost synergies realized by year-end 2025, and the promise of even greater gains in 2026 and beyond as we focus on capturing the commercial opportunities ahead of us.
At the same time, we remained laser focused on executing our other growth initiatives around the world. For example, we finalized our partnership with Repsol to develop lower-carbon intensity feedstocks, representing a key step towards agriculture expanding our role in helping decarbonize the liquid fuels supply chain.
Complementing the early 2026 acquisition of IFF’s soy protein concentrate, lecithin, and crush business, our Morristown, Indiana, soy protein concentrate (SPC) plant went online in late 2025, with the potential to become the largest single-line food SPC facility globally.
In Destrehan, Louisiana, we continued construction on expanding our port complex, which includes a new crush plant capable of processing both soy and softseeds to meet the growing demand for low-carbon feedstocks, as well as a barge unloader to expand our protein meals export capabilities.
We also continued optimizing our portfolio, divesting non-core assets, including our U.S. Corn Milling business, to further streamline operations and enhance shareholder value.
To that end, we were pleased to return approximately $1 billion to shareholders in 2025 under our capital allocation strategy, through $459 million in dividends and $551 million of share repurchases.
Our cornerstone sustainability commitments - achieving deforestation-free supply chains and reducing carbon emissions - shaped our work in 2025. We reached 100% monitoring and traceability for direct and indirect soy sourcing in the priority regions of Argentina, Brazil, and Paraguay and increased our global palm oil traceability to plantation to 95.7%. We also made significant progress in reducing carbon emissions, advancing toward our 2030 decarbonization targets. And we extended our regenerative agriculture programs to new countries in 2025, supporting our role in providing lower-carbon solutions by connecting farmers and end consumers. Together, these efforts help us create shared value, protect the planet, and future-proof our business.
None of this progress would be possible without our people. As I say often, it's our competitive advantage to have great people across the organization, and our team executed, adapted, and delivered.
While this was a year of profound progress, it was also characterized by a complex global environment, including geopolitical challenges, shifting trade flows, and uncertainty in biofuel policy. Despite these evolving macro trends, our global platform and talented team demonstrated remarkable adaptability and resilience. As we shared at our 2026 Investor Day, we’ve never been in a better position to navigate and perform in any environment.
Thank you for your ongoing support and confidence as we continue to build a stronger Bunge.
Sincerely,

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________________________________________________________________________
FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 000-56607
BUNGE GLOBAL SA
(Exact name of registrant as specified in its charter)

Switzerland	98-1743397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Route de Florissant 13
1206 Geneva, Switzerland	N.A.
(Address of registered office and principal executive offices)	(Zip Code)

1391 Timberlake Manor Parkway
Chesterfield, Missouri	63017
(Address of corporate headquarters)	(Zip Code)
(314) 292-2000
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Registered Shares, $0.01 par value per share	BG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐    No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒    No ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐    No ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐    No ☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐    No ☒
The aggregate market value of registrant's shares held by non-affiliates, based upon the closing price on the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2025, as reported by the New York Stock Exchange, was approximately $10,701 million. Shares held by executive officers and directors and persons who own 10% or more of the issued and outstanding shares have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not a determination for any other purpose.
As of February 17, 2026, 193,509,080 registered shares, par value $0.01 per share, were issued and outstanding.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the proxy statement for the 2026 Annual General Meeting of Shareholders (the "2026 Annual Meeting") to be held on May 20, 2026 are incorporated by reference into Part III.

2025 Bunge Annual Report

2025 Bunge Annual Report
References in this Annual Report on Form 10-K ("Annual Report") to "Bunge Global," "Bunge," "the Company," "we," "us," and "our" refer to Bunge Global SA and its consolidated subsidiaries, unless the context otherwise indicates.

References in this Annual Report to "shares" refer to both Bunge Limited common shares prior to the change of the jurisdiction of incorporation of our group holding company from Bermuda to Switzerland on November 1, 2023 (the "Redomestication") and to Bunge Global SA registered shares after the Redomestication, unless the context otherwise indicates.

Cautionary Statement Regarding Forward Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements to encourage companies to provide prospective information to investors. This Annual Report includes forward looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. Forward looking statements include all statements that are not historical in nature. We have tried to identify these forward looking statements by using words including "may," "will," "should," "could," "expect," "anticipate," "believe," "plan," "intend," "estimate," "continue" and similar expressions. These forward looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward looking statements. These factors include the risks, uncertainties, trends and other factors discussed under the headings "Item 1A. Risk Factors," as well as "Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report, including:
•the impact on our employees, operations, and facilities from the war in Ukraine and the resulting economic and other sanctions imposed on Russia, including the impact on us resulting from the continuation and/or escalation of the war and sanctions against Russia;
•the effect of weather conditions and the impact of crop and animal disease on our business;
•the impact of global and regional economic, agricultural, financial and commodities market, political, social and health conditions;
•changes in government policies and laws affecting our business, including agricultural, trade, tariff and foreign investment policies, financial markets regulation and environmental, tax and biofuels regulation;
•the impact of seasonality;
•the outcome of pending regulatory and legal proceedings;
•our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and strategic alliances, including without limitation Bunge’s business combination with Viterra Limited ("Viterra");
•the impact of industry conditions, including fluctuations in supply, demand and prices for agricultural commodities and other raw materials and products that we sell and use in our business, fluctuations in energy and freight costs and competitive developments in our industries;
•the effectiveness of our capital allocation plans, funding needs and financing sources;
•the effectiveness of our risk management strategies;
•operational risks, including industrial accidents, natural disasters, pandemics or epidemics, wars and cybersecurity incidents;
•changes in foreign exchange policy or rates;
•the impact of our dependence on third parties;
•our ability to attract and retain executive management and key personnel; and
•other factors affecting our business generally.
In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward looking statements contained in this Annual Report. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward looking events discussed in this Annual Report not to occur. Except as otherwise required by federal securities law, we undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Annual Report.

2025 Bunge Annual Report
PART I

Item 1.    Business
Overview
We are a premier agribusiness solutions company, connecting farmers to consumers and delivering essential food, feed and fuel to the world. Our dedicated employees, integrated operations and global footprint give us access to key markets and a diverse agricultural network covering major crops. These capabilities help us manage seasonal cycles, weather variability and other risks as we partner with farmers to move crops from where they are grown to where they are needed.
With more than 200 years of experience and operations in more than 50 countries, we are:
•a leading global oilseed processor and producer of vegetable oils and protein meal, based on processing capacity and volume;
•a leading global grain merchandiser, based on volume;
•a leading seller of packaged plant-based oils worldwide, based on sales; and
•a leading producer and seller of wheat flours, bakery mixes and related products in South America, based on volume.
Our global operations include purchasing, storing, transporting, processing, selling and distributing agricultural commodities and related products. We also provide financial, risk management and logistics services to support our customers and enhance our value chains.
The commodities we source and markets we serve are essential to everyday life— from the grains and oilseeds that are part of the food supply chain, to the cotton used in clothing, to the energy products that power industries and transportation.
We operate facilities in North and South America, Europe, and Asia-Pacific, and maintain merchandising and distribution offices worldwide.
Operating Segments
We conduct our operations through four reportable segments: Soybean Processing and Refining, Softseed Processing and Refining, Other Oilseeds Processing and Refining, and Grain Merchandising and Milling, which are organized based upon their similar economic characteristics, products and services offered, production processes, types and classes of customer, and distribution methods. The Company’s remaining operations are classified as Corporate and Other. The following summarizes the key characteristics of each of our operating segments. Our transformative acquisition (the "Acquisition") of Viterra, which is discussed below, impacts the Soybean Processing and Refining, Softseed Processing and Refining, and Grain Merchandising and Milling segments.
Soybean Processing and Refining Segment
Our Soybean Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of soybeans and soybean related products, as well as biodiesel and fertilizer production and distribution. We process soybeans into protein meals and crude and refined vegetable oils and fats, principally for the food, animal feed and biofuel industries, through a global network of facilities.

Key Commodities	Soybean, Soybean Meal, Soybean Oil
Key Regions and Processing Capacity	47% in South America, 25% in North America, 15% in Asia-Pacific, and 13% in Europe
Customers	Animal feed manufacturers, Livestock producers, Biofuel companies, Other oilseed processors, and a variety of customers that purchase our refined oil products
Raw Materials	Globally sourced directly from farmers or indirectly through intermediaries.
Competition	Due to the commodity nature, markets for our soybeans, soybean meal, and crude soybean oil are highly competitive and subject to product substitution. Competition is principally based on price, quality, product and service offerings, and geographic location. Competition for refined soybean oil is based on a number of factors, including price, raw material procurement, distribution capability, cost structure, brand recognition, product quality, product innovation, technical support, composition and nutritional value, and advertising and promotion.

2025 Bunge Annual Report

Key Competitors	Archer Daniels Midland Co. ("ADM"), Cargill Incorporated ("Cargill"), Louis Dreyfus Company B.V. (“Louis Dreyfus”), Wilmar International Limited ("Wilmar"), and COFCO International, as well as a variety of regional players in each region
Financial Services and Activities	To secure our annual supply of raw materials, particularly in Brazil, we provide financing services to farmers from whom we purchase soybeans and other agricultural commodities. Our farmer financing activities are an integral part of our grain and oilseed origination operations.
Recent Acquisitions/ Dispositions	On March 4, 2025, we completed the divestment of 40% of our Spanish operating subsidiary, Bunge Iberica SA ("BISA"), which operates three industrial facilities in Spain, to Repsol SA. We maintain a controlling financial interest in BISA and continue to consolidate the entity.
Softseed Processing and Refining Segment
Our Softseed Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of softseeds (canola/rapeseed and sunflower seed) and softseed related products, as well as biodiesel production and distribution.

Key Commodities	Canola/Rapeseed, Sunflower Seed, Canola/Rapeseed Meal, Sunflower Meal, Canola/Rapeseed Oil, Sunflower Oil
Key Regions and Processing Capacity	53% in Europe, 30% in North America, 13% in South America, and 4% in Asia-Pacific
Customers	Animal feed manufacturers, Livestock producers, Biofuel companies, Other oilseed processors, and a variety of customers that purchase our refined oil products
Raw Materials	Globally sourced directly from farmers or indirectly through intermediaries.
Competition	Due to the commodity nature, markets for our softseeds, softseed meal, and crude softseed oil are highly competitive and subject to product substitution. Competition is principally based on price, quality, product and service offerings, and geographic location. Competition for refined softseed oil is based on a number of factors, including price, raw material procurement, distribution capability, cost structure, brand recognition, product quality, product innovation, technical support, composition and nutritional value, and advertising and promotion.
Key Competitors	ADM, Cargill, Louis Dreyfus, and Wilmar, as well as a variety of regional players in each region
Recent Acquisitions/ Dispositions	In 2025, Bunge acquired an oilseed crush operation in western Ukraine from Varthomio ("ViOil"). On February 3, 2023, we completed the disposition of our Russian operations.
Other Oilseeds Processing and Refining Segment
Our Other Oilseeds Processing and Refining segment is a globally integrated business principally involved in products of a specialty nature, including the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of these related products.

Key Commodities	Palm Oil, Palm Kernel Oil, Shea Butter, Coconut Oil, various other Seed Oils, Soy Protein Concentrates, and Textured Soy Flour
Key Regions	We have processing, refining, and packaging facilities in North America, Europe, Asia-Pacific, and Africa. We also have tolling operations in South America. Our other oilseeds processing and refining business comprises our business to business ("B2B") and business to consumer ("B2C") refined and specialty oils offerings, including our 80% ownership interest in our Loders joint venture with IOI Corporation Berhad. Our soy protein concentrate business is primarily located in North America.
Products	We refine and fractionate tropical oils, including palm oil, palm kernel oil, coconut oil, and shea butter, and blend and refine with various other vegetable oils, including soybean, rapeseed/canola, and sunflower oils. Additionally, we produce specialty ingredients derived from soybeans, such as soy protein concentrate, which is used in a broad range of food and feed applications.

2025 Bunge Annual Report

Customers	Leading customers include baked goods companies, snack food producers, confectioners, restaurant chains, food service operators, human nutrition companies, meat producers, meat alternative producers, petfood companies, and other food manufacturers who use vegetable oils, shortenings, and soy protein concentrate as ingredients in their operations. Other customers include grocery chains, wholesalers, distributors, and other retailers who sell to consumers either under our own brand names or private labels. These customers include global and national food processors and manufacturers, many of which are leading brand owners in their product categories.
Raw Materials	Globally sourced directly from farmers, plantations, processors, other refiners, or indirectly through intermediaries.
Competition	Competition is based on a number of factors, including price, raw material procurement, distribution capability, cost structure, brand recognition, product quality, product innovation, technical support, composition and nutritional value, and advertising and promotion. Our products may compete with widely advertised, well-known, branded products, as well as private label and customized products.
Key Competitors	ADM, AAK AB, Cargill, Fuji Oil Co. Ltd., and Wilmar, as well as a variety of regional players in each region
Recent Acquisitions/ Dispositions	On August 5, 2025, we entered into an asset purchase agreement with Solae, L.L.C. to acquire substantially all assets related to the lecithin, soy protein concentrate and crush businesses of International Flavors and Fragrances, Inc. The transaction is expected to close in 2026, subject to customary closing conditions.

On March 21, 2025, we entered into an agreement to sell our European margarines and spreads business. Completion of the sale is subject to customary closing conditions, including regulatory approval, and is expected to close in 2026.

In April 2023, Bunge, through our 80% ownership of the Bunge Loders Croklaan ("Loders") joint venture with IOI Corporation Berhad, completed our purchase of a port-based refinery located in Avondale, Louisiana in the United States. The facility has multi-oil refining capabilities and provides a scalable, complementary addition to our North America footprint.
Grain Merchandising and Milling Segment
Our Grain Merchandising and Milling segment involves the purchase, storage, transportation, distribution, and marketing of certain commodities primarily consisting of corn, wheat, barley, cotton, pulses, and sugar; activities also include the milling of wheat and sugar; and related services including ocean freight and financial services.

Key Commodities	Corn, Wheat, Barley, Cotton, Pulses, Sugar
Key Regions	The operations and assets of our merchandising operations are located throughout the world; milling operations and assets are primarily located in South America.
Customers	The principal purchasers of our grains are animal feed manufacturers, livestock producers, wheat and corn millers. As a result, our grain merchandising business generally benefits from global demand for protein, primarily poultry and pork products. The primary customers for our wheat milling products are food processing, bakery, and food service companies, while the primary customers of our sugar milling products are food processing companies.
Raw Materials	Globally sourced directly from farmers or indirectly through intermediaries. For the sugar milling business, a portion is sourced from our own production through leased land arrangements in Brazil.
Distribution and Logistics	We have developed an extensive global logistics network to transport our products, including trucks, railcars, river barges, and ocean freight vessels. Typically, we either lease the transportation assets or contract with third parties for these services. To better serve our customer base and develop our global distribution and logistics capabilities, we own or operate, either directly including through leases or through joint venture arrangements, various port terminal facilities located in a variety of major grain exporting regions.

2025 Bunge Annual Report

Competition	Due to the commodity nature of grain products, markets for our products are highly competitive and subject to product substitution. Competition is principally based on price, quality, product and service offerings, and geographic location. Competition for milling is based on a number of factors, including price, raw material procurement, distribution capability, cost structure, brand recognition, product quality, product innovation, technical support, composition and nutritional value, and advertising and promotion.
Key Competitors	ADM, Cargill, Louis Dreyfus, COFCO International, CHS Inc., and Olam Group Limited, as well as a variety of regional players in each region
Financial Services and Activities	We offer various financial services, principally trade structured finance and financial risk management services, to customers and other third parties. Our trade structured finance operations primarily leverage our international trade flows to generate trade finance derived liquidity in emerging markets for third parties. Our financial risk management services include structuring and market risk management products to enable agricultural producers and end users of commodities to manage commodity price risk exposures. We also engage in foreign exchange and other financial instrument trading via our financial services business.
Recent Acquisitions/ Dispositions	In 2025, we completed the sale of our corn milling business in North America.
Corporate and Other
Our remaining operations, forming Corporate and Other, which are not considered a reportable segment, consist of salaries and overhead for corporate functions, including acquisition and integration costs related to our acquisition of Viterra (discussed below), that are not allocated to one of our four reporting segments. It also includes Bunge Ventures activity, our captive insurance activities, accounts receivable securitization activities, and certain income tax assets and liabilities, as well as the historical results of our former sugar and bioenergy segment, which was primarily comprised of our 50% interest in the BP Bunge Bioenergia joint venture, that we sold in October 2024.
Business Combination with Viterra Limited
On July 2, 2025, we completed our Acquisition of Viterra in a stock and cash transaction, creating a premier global agribusiness solutions company for food, feed and fuel, that is well positioned to meet the demands of increasingly complex markets and better serve farmers and end-customers. For more information on the Acquisition, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations".
History and Corporate Information
We trace our history back to 1818 when we were founded as a trading company in Amsterdam, the Netherlands. We are a holding company and substantially all of our operations are conducted through our subsidiaries.
Bunge Global is incorporated under Swiss law as a stock corporation (Aktiengesellschaft) and domiciled in Geneva, Switzerland. The change of the jurisdiction of incorporation of our group holding company from Bermuda to Switzerland was completed on November 1, 2023 (the "Redomestication"). In connection with the Redomestication, the shareholders of Bunge Limited became, on a one-for-one basis, the holders of all the issued and outstanding registered shares of Bunge Global.
Bunge Global is recorded in the Commercial Register of the Canton of Geneva with enterprise registration number CHE-318.451.510. Our registered office and principal executive offices are located at Route de Florissant 13, 1206 Geneva, Switzerland. Our corporate headquarters is located at 1391 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, United States of America, and our telephone number is (314) 292-2000.
Risk Management
Risk management is a fundamental aspect of our business. Our Board of Directors (“Board”) oversees management’s approach to risk management, which is designed to support the achievement of our strategic objectives and enhance shareholder value. Our Board has established an effective organizational structure to appropriately oversee major risks through the formation of a dedicated Board committee, the Enterprise Risk Management Committee (“ERMC”), which provides greater focus at the Board level on risk oversight tailored to our business and industries. Additionally, each of our other Board committees considers risks within its area of responsibility. All Board committees regularly report on their activities to the full Board to promote effective coordination and to ensure that the entire Board is aware of and considering major risks, how those risks may interrelate, and how management addresses those risks. Finally, Bunge has management teams responsible for risk, including a Chief Risk Officer (“CRO”), a Management Risk Committee (“MRC”) and an internal audit team to assist with the implementation, governance and monitoring of risk management strategies and risk mitigation efforts. The CRO is the

2025 Bunge Annual Report
management lead of the ERMC and oversees our enterprise risk management (“ERM”) framework, policies and systems. The MRC, which is part of Bunge’s ERM framework, is responsible for reviewing and monitoring key exposures, emerging risks, and drivers of risk. The MRC serves as Bunge’s most senior management-level risk governance body, and reviews on an ongoing basis key enterprise risks, providing oversight for all risk management activities, including our risk framework. The risks evaluated by the MRC and overseen by the ERMC include but are not limited to commodity price risk; foreign exchange risk; liquidity, interest rate, and funding risk; credit and counterparty risk; country risk; climate-related risk; new trading or investing business activity risk; sanctions and derivatives compliance and insurance risk transfer programs; and cybersecurity risk. When considering these risks, three criteria are evaluated: the possibility of occurrence, magnitude of risk, and power to mitigate. These risks are directly linked to the substantive impact understood by Bunge, which include but are not limited to the impact related to the potential loss of customer demand for our products or the ability to supply products in sufficient volumes to meet demand.
The primary risks that our Company is subject to are discussed under the heading "Item 1A. Risk Factors" and we also describe our efforts to hedge and actively manage our market risks, including those associated with our positions in physical and derivative markets for agricultural commodities, energy, inland and ocean freight, foreign currency, and interest rates under the heading "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."
Insurance
In each country in which we conduct business, our operations and assets are subject to varying degrees of risk and uncertainty. We financially insure our businesses and assets in each country in a manner that we deem appropriate for a company of our size and activities based on an analysis of the relative risks, costs, and market availability of insurance. We believe that our geographic dispersion of assets helps mitigate the risk to our business from an adverse event affecting a specific facility. However, if we were to incur a significant loss or liability for which we were not insured in full or in part, it could have a materially adverse effect on our business, financial condition, and results of operations.
Operating Segments and Geographic Areas
We have included financial information about our reportable segments and our operations by geographic area in Note 26- Segment Information to our consolidated financial statements included as part of this Annual Report on Form 10-K.
Research and Development, Innovation, Patents, and Licenses
Given the nature of our business, our research and development activities are very minimal and focused on developing products and improving processes that will drive growth or otherwise add value to our core business operations and create value for our customers. Additionally, Bunge Ventures, our corporate venture capital and private capital markets principal investing arm, invests in start-ups and other early-stage companies that are developing new technologies relevant to our industries.
We own trademarks, patents, and licenses covering certain of our products and manufacturing processes. However, neither our business as a whole nor any segment is dependent on any specific trademark, patent, or license.
Seasonality
While there is a degree of seasonality in the growing season and procurement of our principal raw materials, such as soybeans, softseeds, and grains, we typically do not experience material fluctuations in volume between the first and second half of the year since we are geographically diversified between the northern and southern hemispheres, and we sell and distribute products throughout the year.
In our refined oils and milling businesses, demand for certain of our food items may be influenced by holidays and other annual events.
Government Regulation
In each of the countries in which we operate, we are subject to a variety of laws and regulations governing various aspects of our business, including general business regulations as well as those governing the manufacturing, production, handling, storage, transport, marketing, and sale of our products. These include laws and regulations relating to facility licensing and permitting, food, and feed safety, the handling and production of regulated substances, nutritional and labeling requirements, global trade compliance and other matters. Our operations and those of our suppliers are also subject to restrictions on land use in certain protected areas, forestry reserve requirements, limitations on water use, as well as other environmental regulations. Additionally, from time-to-time, agricultural production shortfalls in certain regions, and growing demand for agricultural commodities for feed, food, and fuel use have caused prices for relevant agricultural commodities to rise. High commodity prices and regional crop shortfalls have led, and in the future may lead, governments to impose price

2025 Bunge Annual Report
controls, tariffs, export restrictions and other measures designed to ensure adequate domestic supplies and/or mitigate price increases in their domestic markets, as well as increase the scrutiny of competitive conditions in their markets.
Many countries use and produce biofuels as alternatives to traditional fossil fuels. Biofuels convert crops, such as sugarcane, corn, soybeans, palm, rapeseed, canola, and other oilseeds, into ethanol, renewable diesel, or biodiesel to extend, enhance or substitute for fossil fuels. Production of biofuels has increased significantly in the last decade in response to both periods of high fossil fuel prices and to government incentives to produce biofuels offered in many countries, including the United States, Brazil, Argentina, and several South-East Asian and European countries. Furthermore, in several countries, governmental authorities are mandating biofuel use in transport fuels at specified levels. As such, the markets for agricultural commodities used in the production of biofuels have become increasingly affected by the growth of the biofuels industry and related legislation.
We are subject to various environmental protection and occupational health and safety laws and regulations in the countries in which we operate, and we incur costs to comply with these requirements. Compliance with applicable laws and regulations relating to environmental matters has not had a material financial or competitive effect on our business. However, due to our extensive operations across multiple industries and jurisdictions globally, we are exposed to the risk of claims and liabilities under these laws and regulations. Violations can result in substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities, litigation, and other liabilities, as well as damage to our reputation.
Our business could also be affected by the regulation or taxation of greenhouse gas ("GHG") emissions, policies related to national emission reduction plans, and regulations related to conservation and eliminating deforestation. A number of jurisdictions in which we operate have implemented or are in the process of implementing carbon pricing programs or regulations to reduce GHG emissions or deforestation, including, but not limited to, the Unites States, Canada, Mexico, the European Union and its member states, and China. In addition, the European Union Deforestation Regulation ("EUDR") will require companies trading in certain commodities, including palm oil and soy, as well as products derived from these commodities, to ensure these commodities and related products do not result from deforestation, forest degradation, or breaches of local laws after December 31, 2020 in order to sell such products in the European Union. The EUDR's implementation date was first extended to December 2025 and has now been extended again until December 2026. We have begun evaluating implementation efforts necessary to fully comply with the EUDR. Also, failure to comply with the EUDR could result in fines, exclusion from public procurement processes and public funding and prohibition from dealing in the EU in these items. Our operations located in countries with effective and applicable carbon pricing and regulatory programs currently meet related existing obligations with no significant impact on our results of operations and competitive position. We regularly assess the potential impacts to our business resulting from regulation or policies aimed at reducing GHG emissions and deforestation. Potential consequences could include increased energy, transportation and raw material costs, and additional investments to modify our facilities, equipment and processes.
As regulators continue to focus on climate change and other sustainability issues, we expect to become subject to new sustainability disclosure frameworks. Additionally, as a Swiss company, we are also subject to more scrutiny by investors and other stakeholders in Europe related to our sustainability disclosures, the actions we are taking and the goals we set.
We closely monitor the rules and regulations related to sustainability disclosures and their impact on us. For example, in 2022, the European Union adopted the Corporate Sustainability Reporting Directive ("CSRD"), which expands the number of companies required to publicly report sustainability-related information and defines the sustainability-related information that companies are required to report in accordance with European Sustainability Reporting Standards ("ESRS"). The CSRD rules may impose increased costs on us related to complying with our reporting obligations and increase risks of non-compliance with ESRS and the CSRD. The CSRD rules were originally effective for annual periods beginning on or after January 1, 2025. In April 2025, the European Parliament approved a "stop-the-clock" directive which officially postponed the requirements' application to Bunge by two years to the annual period beginning on January 1, 2027. We have begun evaluating CSRD disclosures in accordance with ESRS and expect to comply with all applicable in-scope CSRD reporting requirements.
As a publicly traded company incorporated in Switzerland, Bunge is also required under Swiss law to prepare a report covering five non-financial matters, namely environmental matters (in particular climate issues), social issues, employee-related issues (including diversity aspects), respect for human rights, and combating corruption. The report must include (i) a description of our business model, (ii) a description of the policies adopted in relation to these matters, including the due diligence applied, (iii) a presentation of the measures taken to implement these policies and an assessment of the effectiveness of these measures, (iv) a description of the main risks related to these matters and how we are dealing with these risks, and (v) the main performance indicators for the Company’s activities in relation to these matters. We are required to submit a report with respect to the previous fiscal year to our shareholders for approval each year at our Annual General Meeting of Shareholders. In addition, under the Swiss Code of Obligations, certain Bunge subsidiaries in Switzerland must adhere to due diligence and transparency requirements concerning child labor in the supply chain if these subsidiaries offer products or services in relation to which there are reasonable grounds to suspect that they have been manufactured or provided using child

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labor. We comply with these requirements by adhering to internationally recognized regulations deemed equivalent under Swiss law.
Further, in 2023, California enacted the Climate-Related Financial Risk Act and the Climate Corporate Data Accountability Act (together, the "Climate Accountability Package"). The Climate Accountability Package requires, among other things, all private and public companies with an annual revenue of more than $1 billion and doing business in California to publicly disclose Scope 1 and Scope 2 GHG emissions beginning in 2026 and Scope 3 GHG emissions in 2027, which we believe is currently applicable to us. We continue to assess the legislative, regulatory, and other developments in California related to the Climate Accountability Package.
Although, at this time, it is not possible to estimate the likelihood of passage or predict the potential impact of any additional legislation, regulations or agreements, the effects of additional climate change regulatory initiatives could have a materially adverse impact on our business and results of operations. The scope of physical effects of climate change, including shifts in agricultural production areas and climatic volatility, is uncertain, but could in the long-term result in increased adverse incidents of weather-related events that cause disruptions to our operations and may ultimately result in stranded physical assets. We currently believe the breadth and diversification of our global asset network, as well as our participation in the global trade of agricultural commodities, will help to mitigate these risks.
Sustainability
Sustainability is core to Bunge’s business. We make decisions across our value chain built on a foundation of ethical leadership, accountability, and environmental stewardship.
Sustainability factors into decisions ranging from how we evaluate new growth markets, plan and develop our strategic goals, compensate our employees and operate our facilities to how we engage with our customers, suppliers, employees, communities, shareholders, and partners. Our key areas of growth, aligned to sustainability initiatives, include producing renewable feedstocks, increasing our plant lipids portfolio, and developing new plant-based protein ingredients. Moreover, Bunge is actively engaged in supplying low-carbon feedstock for renewable fuels, sourcing and supplying grains planted under regenerative agricultural practices, and supplying certified and verified deforestation-free grains and by-products, among other initiatives.
We leverage our experience delivering sustainable solutions to advance industry-wide progress. As a founding member of leading industry associations and platforms, Bunge works to address systemic challenges. For example, since establishing our non-deforestation commitment in 2015, we have implemented programs to prevent native vegetation conversion and deforestation in our supply chains. As another example, we continue to invest in technology and partnerships to strengthen monitoring and verification systems and expand regenerative agriculture programs that support low-carbon farming practices globally.
Bunge’s public reporting on sustainability matters conforms with internationally recognized frameworks and standards, the details of which are captured in the annual global sustainability report published in the first half of each year. Our global sustainability report will contain further information on Bunge’s strategy, performance, and other disclosures. Our global sustainability report is not incorporated by reference in this Annual Report. In addition, as described above, as a Swiss corporation, Bunge is also required under Swiss law to establish an annual non-financial matter report covering, among other things, certain sustainability matters (which will be submitted to shareholders for approval at the 2026 Annual Meeting), and to publish an annual report on compliance with our child labor diligence obligations. These reports are not incorporated by reference in this Annual Report.
Governance
Bunge’s five Board committees each share responsibility to oversee sustainability considerations, including climate-related risks and opportunities.
The Sustainability and Corporate Responsibility Committee ("SCRC") of the Board oversees and provides input on the development of sustainability and corporate social responsibility policies, strategies, and programs of the Company. Additionally, the ERMC of the Board evaluates climate-related risks and exposures in connection with its periodic review of other enterprise risks and management’s risk mitigation strategies. The Audit Committee evaluates trends and developments in non-financial reporting practices and requirements that may impact the Company’s regulatory filings, including sustainability disclosures. The Human Resources and Compensation Committee oversees the Company’s compensation programs; makes recommendations to the Board regarding director and CEO compensation and incentive compensation plans; and oversees the Company's programs, policies and practices related to talent management and succession planning for the CEO and select senior leaders. The Corporate Governance and Nominations Committee has the overall responsibility for overseeing, among

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other things, Bunge's governance frameworks and board practices, as well as the identification of qualified board candidates with the appropriate backgrounds and experience to oversee the Company’s business.
The Company’s sustainability function is led by our Executive Vice President, Global Markets and Chief Sustainability Officer ("EVP & CSO"), who also serves as the management lead of the SCRC. The EVP & CSO leads a global team operating across multiple geographies and functions, which regularly engages business leadership to ensure company-wide alignment with sustainability objectives and opportunities.
Strategy
We leverage our leadership, extensive knowledge of the industry, and our deeply rooted relationships with customers at both ends of the value chain to address the sustainability challenges facing the food, feed, and fuel supply chains in which we operate. We intend to address those challenges by, among other things, connecting farmers and our end customers as they seek to establish common approaches to overcome shared sustainability challenges. This means that the decisions we make—from strategy to investments to operations—look at the associated sustainability impact and how it will shape our long-term ambitions. Our global sustainability report, which we publish in the first half of each year, will contain further information about Bunge’s sustainability strategy. Our global sustainability report is not incorporated by reference in this Annual Report.
Risk Management
Bunge integrates material sustainability risks—including those arising from climate change, deforestation, human rights, and evolving regulations—into its ERM framework. This process provides Bunge with oversight and management of climate-related risks and the potential financial implications, fostering short-, medium-, and long-term business resilience.
The ERMC oversees the quality and integrity of our risk management practices, including climate-related risk. Bunge has management teams responsible for risk, including a CRO, who reports to our CEO, a MRC and an internal audit team to assist with the implementation, governance and monitoring of risk management strategies and risk mitigation efforts. Further, the MRC reviews and monitors key exposures, emerging risks, and drivers of risk.
Metrics and Targets
When setting public commitments, particularly quantifiable targets on GHG emissions and related measures, Bunge’s leadership and employees regularly engage with stakeholders, review market and consumer trends, and consider business risks and opportunities. Where feasible, Bunge also engages in sector-wide discussions to align with value chain partners so that metrics and targets are aligned for maximum impact and transformation.
Bunge established Science Based Targets ("SBTs") in 2021, which were verified by the SBTi and cover absolute reductions in GHG emissions across all three Scopes. From a 2020 baseline to a 2030 deadline, the targets call for:
•Scopes 1 & 2 - Absolute reduction of 25%
•Scope 3 - Absolute reduction of 12.3%
Due to the nature of Bunge’s business and operations, the vast majority of GHG emissions are found within the value chain (Scope 3), particularly upstream sources. Therefore, a substantial portion of Bunge’s emissions reduction will be achieved by meeting the Company’s non-deforestation sourcing commitment. Other emissions reduction activities to meet the SBTs include enhancements to the Company’s plants, procurement of zero- or low-carbon electricity sources, and the uptake of certified products and regenerative farming practices.
Additional metrics and targets include intensity reductions (per ton of product) by 2026 from a 2016 baseline for water (10% overall and 25% for facilities located in areas of high water stress), waste disposal to landfill (10%), energy (10%) and scope 1 and 2 emissions (10%).
We track the progress towards these targets in our annual global sustainability report, which provides additional information on our metrics and targets. Our annual global sustainability report is not incorporated by reference in this Annual Report.

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Human Capital Resources
As of December 31, 2025, we employed approximately 34,000 people. Many of our employees are represented by labor unions and their employment is governed by collective bargaining agreements. In general, we consider our employee relations to be positive.
Our People
We care about our people. We listen, empower, develop and reward them with the goal of driving high levels of engagement and commitment to Bunge. From hiring the best talent to creating a culture of belonging, through career development, and total rewards, Bunge strives to create programs and resources that enhance our workplace environment.

% of Total Headcount
Region
South America	43%
EMEA (Europe, Middle East, Africa)	24%
North America	20%
Asia-Pacific	13%
Talent Acquisition
At Bunge, we aim to attract the best talent for today and in the future.
Culture of Belonging
We value inclusion and respect the unique viewpoints our employees bring to make Bunge a dynamic and innovative company. As a global organization, we have a workforce with a wide variety of skill sets and backgrounds critical to meeting the changing needs of a growing world. Strongly guided by our values, the expertise of our teams is a competitive advantage in connecting with thousands of people around the globe to serve our purpose to deliver essential food, feed, and fuel. We are committed to supporting our communities and strengthening our efforts to ensure our workforce, programs, and practices enhance our culture of belonging.
Learning & Development
We focus on learning and development that helps employees develop the skills they need both today and in the future. One of the greatest drivers of growth for our people is their own initiative and sense of career ownership. We encourage employees and their leaders to co-create Individual Development Plans and provide employees access to apply for internal career opportunities that match their interests, skills, and business needs.
Safety
We believe everyone has the right to a safe work environment. We aim to keep everyone at Bunge safe and well, achieving workplaces free from serious injuries and fatalities. We strive for continuous improvement to realize our vision, measured by the presence of controls, rather than the absence of incidents.

Available Information
Our website address is www.bunge.com. Through the "Investor Center: Financial information: SEC filings" section of our website, it is possible to access our periodic report filings with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, including our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports. Also, filings made pursuant to Section 16 of the Exchange Act with the SEC by our executive officers, directors, and other reporting persons with respect to our shares are made available through our website. Our periodic reports and amendments, and the Section 16 filings, are available through our website free of charge as soon as reasonably practicable after such report, amendment or filing is electronically filed with or furnished to the SEC.
Through the "Investor Center: Governance: Governance documents" section of our website, it is also possible to access copies of the charters for our Audit Committee, Corporate Governance and Nominations Committee, Enterprise Risk Management Committee, Human Resources and Compensation Committee, and Sustainability and Corporate Responsibility Committee, as well as our Corporate governance principles, Insider trading policy, and Executive compensation recoupment policy. The information contained in or connected to our website is not deemed to be incorporated by reference in this Annual

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Report or filed with the SEC.
In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, where you may obtain a copy of all information we file publicly with the SEC. The SEC website address is www.sec.gov.

Information About Our Executive Officers and Key Employees
Set forth below is certain information concerning the executive officers and key employees of the company.

Name	Position
Gregory Heckman	Chief Executive Officer
Julio Garros	Chief Operating Officer
Pierre Mauger	Chief Transformation Officer
John Neppl	Chief Financial Officer
Joseph Podwika	Chief Legal Officer
Kellie Sears	Chief Human Resources Officer
Robert Wagner	Chief Risk Officer
Christos Dimopoulos	Executive Vice President, Global Markets and Chief Sustainability Officer
Ruth Ann Wisener	Vice President, Government Affairs
Mark Haden	Vice President, Investor Relations
Gregory Heckman, 63-Mr. Heckman has served as Chief Executive Officer since January 2019 and as a member of our Board since October 2018. Mr. Heckman has over four decades of experience in the agriculture, energy and food processing industries. He is the founding partner of Flatwater Partners and served as Chief Executive Officer of The Gavilon Group from 2008 to 2015. Prior to Gavilon, he served as Chief Operating Officer of ConAgra Foods Commercial Products and President and Chief Operating Officer of ConAgra Trade Group. Mr. Heckman serves as Deputy Chair on the board of the Federal Reserve Bank of St. Louis in 2026, a board member for non-profit organization FCLTGlobal, and as a non-executive director on the board of OCI N.V., a global producer of fertilizer and chemicals. In addition, he serves as a member of the CEO Council for the New York Stock Exchange Board Services.
Julio Garros, 50-Mr. Garros has served as Chief Operating Officer since December 2025. He leads Bunge's global commercial activities, overseeing global commodity value chains, country and regional management teams, leading commercial sustainability efforts, renewable fuels initiatives, regenerative agriculture solutions, and industrial operations and safety. Prior to this, he was Co-Chief Operating Officer from July to December 2025 and Co-President, Agribusiness from April 2022 to June 2025. Since joining Bunge in 2002, Mr. Garros has held several senior leadership roles across finance, operations, and commercial transformation. He began his career at PriceWaterhouseCoopers and worked as an auditor for Argentina’s Foreign Affairs Office.
Pierre Mauger, 53-Mr. Mauger has served as Chief Transformation Officer since May 2019. In this position, he leads Bunge’s global transformation strategy and execution, driving large-scale change across the business. This includes overseeing Business Development, Business Technology, Financial Planning and Analysis (FP&A), Viterra integration and the Selling, General, and Administrative Expense (SG&A) organizations. Under his leadership, the team focuses on driving value, supporting Bunge’s strategic priorities of business growth and integration. Mr. Mauger joined Bunge in 2013 as Chief Development Officer. Over the years, he has led strategic planning and M&A efforts that have helped shape the company’s global footprint and long-term direction. Prior to his current role he was President, Bunge Europe and Asia. Prior to Bunge, Mr. Mauger was a partner at McKinsey & Company, where he led the firm's agriculture service line in Europe, the Middle East and Africa from 2009 to 2013. Prior to that, he served as a partner in the firm's consumer goods practice and previously worked as an auditor at Nestlé and KPMG.
John Neppl, 60-Mr. Neppl has served as Chief Financial Officer since joining Bunge in May 2019. He currently directs Bunge’s overall financial operations and strategy—overseeing treasury & capital management, investor relations, financial reporting, tax planning & compliance, procurement and government affairs. He joined Bunge from Green Plains Inc., where he served as Chief Financial Officer. Prior to Green Plains, Mr. Neppl served as Chief Financial Officer of The Gavilon Group, LLC, an agriculture and energy commodities management firm with an extensive global footprint. Mr. Neppl held senior financial management positions at ConAgra Foods, Inc., including Senior Financial Officer of ConAgra Trade Group and Commercial Products division as well as Assistant Corporate Controller. He began his career as an auditor with Deloitte &

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Touche. He is a member of the Creighton University Heider College of Business Dean’s Advisory Board and serves on the Advisory Board of Adams Land & Cattle. Mr. Neppl earned his Bachelor of Science degree in business administration with a major in accounting from Creighton University in Omaha, Nebraska. He is also a certified public accountant (inactive status).
Joseph Podwika, 63-Mr. Podwika has served as Chief Legal Officer since joining Bunge in November 2019. He leads Bunge’s global legal and compliance functions, providing strategic counsel to the management team and board of directors and overseeing all worldwide legal affairs including complex merger and acquisition activities, litigation and corporate governance. Mr. Podwika joined Bunge from Nutrien Ltd. where he was Executive Vice President and Chief Legal Officer. He was previously Senior Vice President, General Counsel and Secretary with PotashCorp. Before joining PotashCorp, Mr. Podwika worked in the legal department of International Paper Company and was in private practice with Jaeckle, Fleischmann & Mugel.
Kellie Sears, 56-Ms. Sears has served as Chief Human Resources Officer since joining Bunge in January 2023. She is responsible for Bunge’s global human capital strategy, communications, human rights and culture, encompassing all aspects of talent development and capabilities designed to support the company’s growth. Ms. Sears joined Bunge from BeautyHealth where she served as Chief Human Resources Officer from January 2022 until her departure. Prior to BeautyHealth, she was Chief Human Resources Officer with Asklepios BioPharmaceutical, Inc. from 2020 to 2022. Previously, she spent eight years at Allergan, where she served as Senior Vice President and Chief Human Resources Officer in 2019, and Pfizer, for more than thirteen years, where she served in a number of leadership roles including serving as Senior Director of Global HR Shared Services where she was responsible for the strategy, design and implementation of a shared services model.
Robert Wagner, 48-Mr. Wagner has served as Chief Risk Officer since joining Bunge in June 2019. He leads the Company’s enterprise risk strategy and oversees market and credit risks, and insurance across Bunge’s global operations, while advancing Bunge’s risk technology. Prior to joining Bunge, Mr. Wagner was Chief Risk Officer at Tricon International, Ltd. Prior to Tricon, he was Group Chief Risk Officer at COFCO Agri Ltd in Geneva, Switzerland. Prior to COFCO, he was Chief Risk Officer for The Gavilon Group, LLC, where he was member of the firm’s Executive Committee and had responsibility for both the market risk management and credit departments. He is a member of the Board of Trustees of the Missouri Botanical Garden. Mr. Wagner earned his Bachelor of Science degree in international business from Minnesota State University, his Master of Science degree in agricultural economics from North Dakota State University, and his MBA from Creighton University.
Christos Dimopoulos, 52-Mr. Dimopoulos has served as Executive Vice President, Global Markets since July 2025 and Chief Sustainability Officer since December 2025. In this role, he is the commercial leader of risk management and optimization activities, and leads ocean freight, global logistics, financial services, central hedge desk, special risk and research units. Prior to this, he served as Co-President, Agribusiness from April 2022 to June 2025. Mr. Dimopoulos joined Bunge in 2004 as a grain trader and subsequently held a variety of roles of increasing responsibility. Prior to Bunge, he held roles in Europe and the United States with Tradigrain and Intrade Risk Management.
Ruth Ann Wisener, 60-Ms. Wisener has served as Vice President, Government Affairs since July 2025. Ms. Wisener most recently served as Vice President of Investor Relations since joining Bunge in March 2019. Prior to joining Bunge, Ms. Wisener worked in leadership positions in a variety of legal, finance, and commercial roles at Tyson Foods and ADM, among others.
Mark Haden, 61-Mr. Haden has served as Vice President, Investor Relations since July 2025. He started his career at Bunge in 2003 as head of strategic planning and business development for its North American operations and has served in several different roles during his time at Bunge. Prior to joining Bunge, he held positions at Emerson in strategic planning and at Ernst & Young in its management consulting practice. Mr. Haden previously served as a United States Marine Corps infantry officer.

Item 1A.    Risk Factors
Risk Factors
 Our business, results of operations, cash flow, financial condition or prospects could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations. See "Cautionary Statement Regarding Forward Looking Statements."

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Risks Relating to Our Business and Industries
Adverse weather conditions, including as a result of climate change, may adversely affect the availability, quality and price of agricultural commodities and agricultural commodity products, as well as our operations, supply chains, and operating results.
Adverse weather conditions have historically caused volatility in the agricultural commodity industry and consequently in our operating results by causing crop failures or significantly reduced harvests, which may affect the supply and pricing of the agricultural commodities that we sell and use in our business, reduce demand for our fertilizer products, and negatively affect the creditworthiness of agricultural producers who do business with us.
Severe adverse weather conditions, such as hurricanes and severe storms, have historically and may in the future also result in extensive property damage, extended business interruption, personal injuries, and other loss and damage to us. Our operations also rely on dependable and efficient transportation services, including transportation by ocean vessel, river barges, rail, and truck. A disruption in transportation services as a result of weather conditions, such as low river levels following periods of drought, has historically and may in the future also have an adverse impact on our operations and related supply chains.
Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, shifts in agricultural production areas, changing temperature levels, increased frequency or severity of extreme weather events, and climatic volatility. The frequency and severity of the effects of climate change or weather patterns could increase and adversely impact our business operations and the location, costs and competitiveness of global agricultural commodity production and related storage and processing facilities, as well as the supply and demand for agricultural commodities, and may result in incidents of stranded physical assets. These effects could be material to our results of operations, liquidity, or capital resources.
The ongoing war between Russia and Ukraine may adversely affect our business, financial condition or results of operations.
We maintain operations in Ukraine. Ukraine forms part of a key international grain originating region and is also the world’s largest supplier of sunflower seed and sunflower oil, commodities that cannot be completely replaced from other origins. On February 24, 2022, Russia initiated a military offensive in Ukraine. Bunge’s Ukrainian operations at December 31, 2025 comprise four oilseed crushing facilities, located in Mykolaiv, Dnipropetrovsk, Kharkiv, and Vinnytsia, two export terminals in the Mykolaiv commercial seaport, and numerous grain elevators and offices throughout Ukraine. The Company also operates a corn milling facility and a grain export terminal in Ukraine via joint ventures. Assets and operations located in regions affected by the war are at a heightened risk of property damage, inventory loss, business disruption, and expropriation. Further, no material damage has been noted at any of Bunge’s Ukrainian facilities, however, due to safety concerns, it is not always possible to conduct onsite physical inspections of our Ukrainian facilities to understand the full extent of the impact of the war. As of December 31, 2025, total assets and total liabilities associated with Bunge's Ukrainian subsidiaries each comprise less than 2% of our consolidated Total assets and Total liabilities, respectively.
While as of the date of this Annual Report some of our Ukrainian employees have been forced to relocate to other areas within Ukraine or to other countries, our workforce remains largely intact. The ongoing war could cause additional harm to our employees and otherwise impair their ability to work for extended periods of time, which could have a material adverse effect on our operations. Disruption to the power grid, transportation routes, telecommunications systems, banks, and other critical infrastructure necessary to conduct business in Ukraine could also severely impair our Ukrainian operations. The scope, intensity, duration and outcome of the ongoing war is uncertain, and the continuation or escalation of the war may have a material adverse effect on Bunge’s assets, operations and financial condition.
In addition, the risk of cybersecurity incidents has increased in connection with the ongoing war, driven by justifications such as retaliation for the sanctions imposed in conjunction with the war, or in response to certain companies' continued operations in Russia. See "— Our information technology systems, processes and sites may suffer interruptions, security breaches or failures that may adversely affect our ability to conduct our business."
Although we insure ourselves against many types of risks, including certain risks associated with the ongoing war, our level of insurance may not cover all losses we could incur. There could be a material adverse effect on our business, results of operations and financial condition if we are not able to adequately insure against the possible exposure we could experience as a result of the war. To the extent the current war adversely affects our business, it may also have the effect of heightening many other risks disclosed in this Item 1A, any of which could materially and adversely affect our business and results of operations.

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Due to the continuously evolving nature of the war, the potential impact that the war could have on these risk factors, and others that cannot yet be identified, remains uncertain. Even if the war moderates, or a resolution between Ukraine and Russia is reached, we expect that we will continue to experience ongoing financial and operational impacts resulting from the war for the foreseeable future as Ukraine rebuilds its economy and infrastructure.
We are subject to fluctuations in agricultural commodity and other raw material prices, energy prices, and other factors outside of our control that could adversely affect our operating results.
Prices for agricultural commodities and their by-products, including, among others, soybeans, corn, wheat, sugar and ethanol, like those of other commodities, are often volatile and sensitive to local and international changes in supply and demand caused by factors outside of our control, including farmer planting and selling decisions, currency fluctuations, inflation, government agriculture programs and policies (including tariffs), pandemics, governmental restrictions or mandates, global inventory levels, demand for biofuels, weather and crop conditions, and demand for and supply of competing commodities and substitutes. These factors may cause volatility in our operating results.
Additionally, our operating costs and the selling prices of certain of our products are sensitive to changes in energy prices. Our industrial operations utilize significant amounts of electricity, natural gas and coal, and our transportation operations are dependent upon diesel fuel and other petroleum-based products. Significant increases in the cost of these items, including as a result of the Ukraine-Russia war, and currency fluctuations could adversely affect our operating costs and results. We also sell certain biofuel products, such as ethanol, renewable diesel, and biodiesel, which are closely related to, or may be substituted for, petroleum products. As a result, the selling prices of ethanol, renewable diesel, and biodiesel can be impacted by the selling prices of oil, gasoline and diesel fuel. In turn, the selling prices of the agricultural commodities and commodity products that we sell, such as corn and vegetable oils that are used as feedstocks for biofuels, are also sensitive to changes in the market price for biofuels, and consequently world petroleum prices. Prices for petroleum products and biofuels are affected by market and geopolitical factors and government fuel policies, over which we have no control. Lower prices for oil, gasoline or diesel fuel could result in decreased selling prices for ethanol, renewable diesel, biodiesel and their raw materials, which could adversely affect our revenues and operating results.
Our business is seasonal, and our results may fluctuate depending on the harvest cycle of the crops upon which we rely and seasonal fluctuations related to the sale of our consumer products.
As with any agricultural business enterprise, our business operations are seasonal in nature. For example, there is a degree of seasonality in the growing season and procurement of our principal raw materials, such as soybeans, softseeds, and grains, however we typically do not experience material fluctuations in volume between the first and second half of the year since we are geographically diversified between the northern and southern hemispheres. In addition, certain of our consumer food products are influenced by holidays and other annual events. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields, and costs.
We face intense competition in each of our businesses.
We participate in an intensely competitive industry with numerous global and regional competitors. Over the past few years, certain of our competitors have added oilseed processing and refining capacity in response to growing demand. Additionally, in conjunction with the recent increase in demand for renewable biodiesel feedstocks, we have experienced additional competition for refining capacity from traditional petroleum companies, particularly in the United States.
As many of the products we sell are global commodities, the markets for our products are highly price competitive, and in many cases also sensitive to product substitution. Additionally, the geographic location of assets can competitively advantage or disadvantage us with respect to our competitors in certain regions. We also face competition from changing technologies and shifting industry practices, such as increased on-farm crop storage in several regions, which allows producers to retain commodities for extended periods and increase price pressure on purchasers such as us.
To compete effectively, we must continuously focus on improving efficiency in our production and distribution operations, including through business optimization initiatives, developing and offering products that meet customer needs, optimizing our geographic presence in key markets, developing and maintaining appropriate market share and customer relationships, supporting socially responsible and sustainable corporate and business practices, and promoting our environmental stewardship.
We also compete for talent in our industries, particularly commercial personnel. Competition could cause us to lose market share and talented employees, exit certain lines of business, increase marketing or other expenditures, increase our raw material costs or reduce pricing, each of which could have an adverse effect on our business and profitability.

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We are vulnerable to the effects of supply and demand imbalances in our industries.
Historically, the market for some agricultural commodities and fertilizer products has been cyclical, with periods of high demand and capacity utilization stimulating new plant investment and the addition of incremental processing or production capacity by industry participants to meet the demand. The timing and extent of this expansion may then produce excess supply conditions in the market, which, until the supply/demand balance is again restored, negatively impacts product prices and operating results. During times of reduced market demand, we may suspend or reduce production at some of our facilities. If we are unable to efficiently manage available capacity at our facilities, it will have a negative effect on our profitability, including the profitability of our Bunge Chevron Ag Renewables joint venture ("Bunge Chevron JV"). The business and financial performance of the Bunge Chevron JV may be adversely affected if there is a significant decrease in demand for renewable diesel.
We are subject to global and regional economic downturns and related risks.
The level of demand for our products is affected by global and regional demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for agricultural commodities and food products, which could adversely affect our business and results of operations. Further, deteriorating economic and political conditions in our major markets, such as inflation, increased unemployment, decreases in disposable income, declines in consumer confidence, uncertainty about economic stability, political unrest, wars or other armed conflicts, or economic slowdowns or recessions, could cause a decrease in demand for our products.
Additionally, weak global economic conditions and adverse conditions in global financial and capital markets, including fluctuating interest rates and constraints on the availability of credit, have in the past adversely affected, and may in the future adversely affect, the financial condition and creditworthiness of the financial institutions that serve as our lenders and as counterparties to the over-the-counter derivative instruments we use to manage risks and some of our customers, suppliers, and other counterparties, which in turn may negatively impact our financial condition and results of operations. See "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for more information.
Many of the raw materials that we use can be subject to periods of rapid and significant cost instability. Additionally, a slowdown in China's economy over a prolonged period, including as a result of tensions with the United States, or other western countries, population decline, the ongoing real estate crisis and other factors, could lead to reduced global demand for agricultural commodities. To the extent that such economic and political conditions negatively impact consumer and business confidence and consumption patterns or volumes, our business and results of operations could be significantly and adversely affected.
We are subject to economic, political, and other risks of doing business globally and in emerging markets.
We are a global business with a substantial majority of our assets and operations located outside the United States. In addition, our business strategies may involve expanding or developing our business in emerging market regions, including Eastern Europe, Asia-Pacific, the Middle East, and Africa. Due to the international nature of our business, we are exposed to various risks of international operations, including:
•adverse trade policies or trade barriers on agricultural commodities and commodity products;
•new and developing requirements related to GHG emissions and other climate change initiatives and workforce mandates;
•inflation, hyperinflation, and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates. For example, while inflation rates in certain of the countries in which we operate have declined recently, many of the rates currently remain at the highest levels in decades, resulting in tighter monetary policies, including higher interest rates;
•changes in laws and regulations or their interpretation or enforcement in the countries in which we operate, including the effects of complying with Swiss tax law on us and our shareholders;
•difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;
•exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries, most notably in Ukraine, Egypt, and Argentina;
•inadequate infrastructure and logistics challenges;
•sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy or natural resources, including restrictions on foreign ownership of land or other assets;
•the requirement to comply with a wide variety of laws and regulations that apply to international operations, including, without limitation, economic sanctions regulations, labor laws, import and export regulations, anti-corruption and anti-bribery laws, as well as other laws or regulations discussed in this "Item 1A. Risk Factors"

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section;
•challenges in maintaining an effective internal control environment with operations in multiple international locations, including language differences, varying levels of U.S. GAAP expertise in international locations and multiple financial information systems;
•changes in a country’s or region’s economic or political condition; and
•labor disruptions, civil unrest, significant political instability, coup attempts, wars or other armed conflict or acts of terrorism, such as the ongoing conflicts in the Middle East. See also "—The ongoing war between Russia and Ukraine may adversely affect our business, financial condition or results of operations."
These risks could adversely affect our operations, business strategies, and operating results.
As a result of our international operations, we are also exposed to currency exchange rate fluctuations. Changes in exchange rates between the U.S. dollar and other foreign currencies, particularly the Brazilian real, Canadian dollar, the euro, and Chinese yuan/renminbi affect our revenues and expenses that are denominated in local currencies, affect farm economics in those regions and may also have a negative impact on the value of our assets located outside of the United States.
Additionally, there continues to be a great deal of uncertainty regarding U.S. and global trade policies for companies with multinational operations like ours. In recent years, there has been an increase in populism and nationalism in various countries around the world and consequently historical free trade principles are being challenged. As we continue to operate our business globally, our success will depend, in part, on the nature and extent of any such changes and how well we are able to anticipate, respond to and effectively manage any such changes.
Government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability.
Agricultural commodity production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes (including "windfall profits" taxes), tariffs, duties, subsidies, import and export restrictions, price controls on agricultural commodities, and energy policies (including biofuels mandates), can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports. Additionally, regulation of financial markets and instruments in the United States and internationally may create uncertainty as these laws are adopted and implemented and may impose significant additional risks and costs that could impact our risk management practices. Further, increases in food and fertilizer prices have in the past resulted in increased scrutiny of our industries under antitrust and competition laws in various jurisdictions and increase the risk that these laws could be interpreted, administered or enforced in a manner that could affect our operations or impose liabilities on us that could have a material adverse effect on our operating results and financial condition. Future governmental policies, regulations or actions impacting our industries may adversely affect the supply of, demand for, and prices of our products, restrict our ability to do business in existing and target markets, or engage in risk management activities and otherwise cause our financial results to suffer.
In addition, international trade disputes can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions, particularly disputes involving the United States and China. For example, prior trade disputes between the United States and China have led, and may in the future lead to, both countries to implement tariffs on imported goods. An implementation of tariffs or additional tariffs on imports of U.S. agricultural products into China could result in the reinstatement or escalation of retaliatory tariffs on U.S. agricultural products by China. This has in the past led, and can in the future lead, to significant volatility in commodity prices, disruptions in historical trade flows and shifts in planting patterns in the United States and South America, which have presented challenges and uncertainties for our business. We cannot predict the impact that future trade policy or negotiated trade agreements could have on our business and operations. Additionally, failure to resolve any trade dispute between the countries may also lead to unexpected operating difficulties, enhanced regulatory scrutiny, greater difficulty transferring funds, and negative currency impacts.

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We may not realize the anticipated benefits of acquisitions, divestitures, or joint ventures.
We have been an active acquirer of other companies, including our recent Viterra Acquisition. We also have joint ventures with several partners, including the Bunge Chevron JV for manufacturing low lifecycle carbon intensity transportation fuels. Part of our strategy involves acquisitions, alliances and joint ventures designed to expand or optimize our portfolio of businesses. Our ability to benefit from acquisitions, joint ventures, and alliances depends on many factors, including our ability to identify suitable prospects, access funding sources on acceptable terms, negotiate favorable transaction terms, and successfully consummate and integrate any businesses we acquire. In addition, we proactively review our portfolio of businesses in order to identify opportunities to enhance shareholder value and may decide as a result of such reviews or otherwise, from time to time, to divest certain of our assets or businesses by selling them or entering into joint ventures, such as the divestiture of our 50% ownership share in BP Bunge Bioenergia in October 2024 and the divestiture of 40% of our Spanish operating subsidiary BISA in March 2025. Our ability to successfully complete a divestiture will depend on, among other things, our ability to identify buyers that are prepared to acquire such assets or businesses on acceptable terms and to adjust and optimize our retained businesses following the divestiture.
Our acquisition, joint venture, or divestiture activities may involve unanticipated delays, costs, and other problems. If we encounter unexpected problems with acquisitions, joint ventures, or divestitures, our senior management may be required to divert attention away from other aspects of our businesses to address these problems. Additionally, we may fail to consummate proposed acquisitions, joint ventures or divestitures, after incurring expenses and devoting substantial resources, including management time, to such transactions.
Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, the controls and policies we implement at acquired companies, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition. Additionally, acquisitions involve other risks, such as differing levels of management and internal control effectiveness at the acquired entities, systems integration risks, the risk of impairment charges relating to goodwill and intangible assets recorded in connection with acquisitions, the risk of significant accounting charges and expenses resulting from the completion and integration of a sizable acquisition, the need to fund increased capital expenditures and working capital requirements, our ability to retain and motivate employees of acquired entities, compliance and reputational risks and other unanticipated problems and liabilities. See the risk factors under the section entitled "Risks Relating to the Combined Company Following our Acquisition of Viterra" under this Item 1A for additional discussions on our recent Acquisition of Viterra.
Divestitures may also expose us to potential liabilities or claims for indemnification, as we may be required to retain certain liabilities or indemnify buyers for certain matters, including legal, environmental, or litigation matters associated with the assets or businesses that we sell. For example, we agreed to indemnify the buyer against future losses associated with certain legal claims in connection with the divestiture of BP Bunge Bioenergia. In connection with the sale of our Russian operations in 2023, we agreed to indemnify the buyer against certain existing legal claims related to the business. The magnitude of any such retained liability or indemnification obligation may be difficult to quantify at the time of the transaction and its cost to us could ultimately exceed the proceeds we receive for the divested assets or businesses. Divestitures also have other inherent risks, including possible delays in closing transactions (including potential difficulties in obtaining regulatory approvals), the risk of lower-than-expected sales proceeds for the divested businesses and unexpected costs or other difficulties associated with the separation of the businesses to be sold from our information technology systems and other management processes, including the loss of key personnel. Further, expected cost savings or other anticipated efficiencies or benefits from divestitures may also be difficult to achieve or maximize.
Additionally, we have several joint ventures and investments in which we have limited control over governance, financial reporting, and operations. As a result, we face certain operating, financial, and other risks relating to these investments, including risks related to the financial strength of our joint venture partners or their willingness to provide adequate funding for the joint venture, having differing objectives from our partners, the inability to implement some actions with respect to the joint venture's activities that we may believe are favorable if the joint venture partner does not agree, compliance risks relating to actions of the joint venture or our partners, and the risk that we will be unable to effectively work with or resolve disputes with the joint venture partner. As a result, these investments may contribute significantly less than anticipated to our earnings and cash flows.
We are subject to industry and other risks that could adversely affect our reputation and financial results.
We are subject to food and feed industry risks which include, but are not limited to, spoilage, contamination, tampering or other adulteration of products, product liability claims, and recalls. We are also subject to shifts in customer and consumer preferences, and concerns regarding the outbreak of disease associated with livestock and poultry, including avian or swine influenza. Also, a focus on climate change, deforestation, water, animal welfare and human rights concerns, and other risks

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associated with the global food system has led to, and may in the future lead to increased activism focusing on food companies and their suppliers, governmental intervention and consumer responses. These risks could adversely affect our, or our suppliers’, reputations and businesses and our ability to procure the materials we need to operate our business.
As a company whose products comprise staple food and feed products sold globally, as well as ingredients included in trusted food brands of our customers, maintaining a good corporate reputation is critical to our continued success. Reputational value is based in large part on perceptions, which can shift rapidly in response to negative incidents. The failure or alleged failure to maintain high standards for quality, safety, integrity, environmental sustainability, employee rights, and social responsibility, including with respect to raw materials and services obtained from suppliers, even if untrue, may result in tangible effects, such as reduced demand for our products, disruptions to our operations, increased costs and a loss of market share to competitors. Our reputation and results of operations could also be adversely impacted by changing consumer preferences and perceptions relating to some of the products we sell, such as with regard to the quantity and type of fats, sugars, and grains consumed, the changing perception of the benefits of seed oils, and concerns regarding genetically modified crops. Failure to anticipate, adapt or respond effectively to these trends or issues may result in material adverse effects on our business, financial condition, and results of operations.
We are subject to numerous laws and regulations globally, which could adversely affect our operating results.
Due to our global business operations, we are required to comply with numerous laws and regulations in the countries in which we operate. These laws and regulations include general business regulations, such as with respect to taxes, accounting, anti-corruption and fair competition, trade sanctions, product safety, and environmental matters, as well as those governing the manufacturing, production, handling, storage, transport, marketing and sale of our products. We are also required to comply with laws and regulations relating to facility licensing and permitting, food and feed safety, the handling and production of regulated substances, nutritional and labeling requirements, global trade compliance and other matters. Our operations and those of our suppliers are also subject to restrictions on land use in certain protected areas, forestry reserve requirements, and limitations on water use. In addition to liabilities arising out of our current and future operations for which we have ongoing processes to manage compliance with regulatory obligations, we may be subject to environmental liabilities for past operations at current facilities and in some cases to liabilities for past operations at facilities that we no longer own or operate. We may also be subject to liabilities for operations of acquired companies.
Our industrial activities can also result in serious accidents that could result in personal injuries, facility shutdowns, reputational harm to our business and/or the expenditure of significant amounts to remediate safety issues or repair damaged facilities. We may incur material costs or liabilities to comply with environmental, health and safety requirements. Any failure to comply with applicable laws and regulations may subject us to substantial fines, administrative sanctions, criminal penalties, revocations of operating permits and/or shutdowns of our facilities, litigation, and other liabilities, as well as damage to our reputation.
Due to the international scope of our operations, we are subject to a complex system of import- and export-related laws and regulations, including U.S. regulations issued by Customs and Border Protection, the Bureau of Industry and Security, the Office of Antiboycott Compliance, the Directorate of Defense Trade Controls and Office of Foreign Assets Control, as well as the counterparts of these agencies in other countries. Any alleged or actual violations may subject us to government scrutiny, investigation and civil and criminal penalties, and may limit our ability to import or export our products, or to provide services outside the United States. Furthermore, embargoes and sanctions imposed by the United States and other governments restricting or prohibiting sales to specific persons or countries or based on product classification may expose us to potential criminal or civil sanctions. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or in certain locations the manner in which existing laws might be administered or interpreted.
In addition, continued government and public emphasis in countries in which we operate on environmental issues, including climate change, conservation and natural resource management, have resulted in and could result in new or more stringent forms of regulatory oversight or other limitations on the agricultural industry, including increased environmental controls, land-use restrictions affecting us or our suppliers and other conditions that could have a material adverse effect on our business, reputation, financial condition and results of operations. For example, certain aspects of our business and the larger food production chain generate carbon emissions. A number of jurisdictions in which we operate have implemented or are in the process of implementing carbon pricing programs or regulations to reduce GHG emissions, including, but not limited to, the United States, Canada, Mexico, the European Union and its member states, and China. For example, the EUDR, which becomes effective in December 2026 requires companies trading in certain commodities, including palm oil and soy, as well as products derived from these commodities, to ensure these commodities and related products do not result from deforestation, forest degradation, or breaches of local laws after December 31, 2020 in order to sell such products in the European Union. The imposition of regulatory restrictions related to GHG emissions and conservation in many markets in which we operate, which may include limitations on GHG emissions, national emission reduction plans, requirements to make additional investments to modify our facilities, equipment and processes, other restrictions on industrial operations, taxes or fees on GHG emissions, and

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other measures, could affect land-use decisions, the cost of agricultural production and the cost and means of processing and transporting our products, which could adversely affect our business, cash flows, and results of operations. We are also subject to a number of sustainability disclosure frameworks, such as the CSRD in the European Union, and the Swiss non-financial reporting requirements and child labor due diligence and transparency, and the California Climate Accountability Package, and as certain regulators increasingly focus on climate change and other sustainability matters, we may become subject to new, more stringent sustainability disclosure frameworks. See "Item 1. Business-Government Regulation."
We are exposed to credit and counterparty risk relating to our customer and supplier counterparties in the ordinary course of business. In particular, we advance capital and provide other financing arrangements to farmers in Brazil and, as a result, our business and financial results may be adversely affected if these farmers are unable to repay the capital advanced to them.
We have various credit terms with customers, and our customers have varying degrees of creditworthiness, which exposes us to the risk of non-payment or other default under our contracts and other arrangements with them. In the event that we experience significant defaults on their payment obligations to us, our financial condition, results of operations, or cash flows could be materially and adversely affected.
In Brazil, where there have been limited third-party financing sources available to farmers, we provide financing to farmers from whom we purchase soybeans and other agricultural commodities through prepaid commodity purchase contracts and advances, which are generally intended to be short-term in nature and are typically secured by the farmer's crop and a mortgage on the farmer's land and other assets to provide a means of repayment in the potential event of crop failure or shortfall. As of December 31, 2025 and 2024, respectively, we had approximately $835 million and $478 million in outstanding prepaid commodity purchase contracts, and advances to farmers. We are exposed to the risk that the underlying crop will be insufficient to satisfy a farmer's obligation under the financing arrangements as a result of weather and crop growing conditions, and other factors that influence the price, supply and demand for agricultural commodities. In addition, any collateral held by us as part of these financing transactions may not be sufficient to fully protect us from loss.
We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and grow our business.
We require significant amounts of capital to operate our business and fund capital expenditures. Our working capital needs are directly affected by the prices of agricultural commodities, with increases in commodity prices generally causing increases in our borrowing levels. We are also required to make substantial capital expenditures to maintain, upgrade, and expand our extensive network of storage facilities, processing plants, refineries, mills, logistics assets, and other facilities to keep pace with competitive developments, technological advances and safety and environmental standards. Furthermore, the expansion of our business and pursuit of acquisitions or other business opportunities may require us to make significant investments into our business. Although we are selective with the capital expenditures and other investments we make, we may not realize the benefits of such capital expenditures and investments in the expected time frame, if at all.
The expansion of our business and pursuit of acquisitions or other business opportunities also may require access to significant amounts of capital. In connection with the Acquisition of Viterra, we incurred a substantial amount of indebtedness, including assuming indebtedness of Viterra. If we are unable to generate sufficient cash flows or raise sufficient external financing on attractive terms to fund these activities, including as a result of a tightening in the global credit markets, we may be forced to limit our operations and growth plans, which may adversely impact our competitiveness and, therefore, our results of operations. At December 31, 2025, Bunge had $9,065 million unused and available committed borrowing capacity comprising committed revolving credit facilities with a number of financial institutions. At December 31, 2025, our total debt balance was $14,051 million, which is a higher balance compared to recent years as a result of the Viterra Acquisition. Our debt levels could limit our ability to obtain additional financing, limit our flexibility in planning for, or reacting to, changes in the markets in which we compete, place us at a competitive disadvantage compared to our competitors that are less leveraged than we are, and require us to dedicate more cash on a relative basis to servicing our debt and less to developing our business. This may limit our ability to run our business and use our resources in the manner in which we would like. Furthermore, difficult conditions in global credit or financial markets, including increases in interest rates and diminished liquidity and credit availability, generally could increase the cost to finance our operations, adversely impact our ability to refinance maturing debt or the cost or other terms of such refinancing, or adversely affect the financial position of the lenders with whom we do business, which may reduce our ability to obtain financing for our operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."
Access to credit markets and pricing of company debt is also dependent on maintaining appropriate credit ratings, and one of our financial objectives has been to maintain an investment grade credit rating. While our debt agreements do not have any credit rating downgrade triggers that would accelerate the maturity of our debt, reductions in our credit ratings would increase our borrowing costs and, depending on their severity, could impede our ability to obtain credit facilities or access the

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capital markets in the future on favorable terms, as well as impair our ability to compete effectively relative to competitors with higher credit ratings.
Our risk management strategies may not be effective.
Our business is affected by fluctuations in agricultural commodity prices, transportation costs, energy prices, interest rates, and foreign currency exchange rates. We engage in hedging transactions to manage these risks. However, our exposures may not always be fully hedged, and our hedging strategies may not be successful in minimizing our exposure to these fluctuations. In addition, our risk management strategies may seek to position our overall portfolio relative to expected market movements. While we have implemented a broad range of risk monitoring and control procedures and policies to mitigate potential losses, they may not in all cases be successful in anticipating a significant risk exposure and protecting us from losses that have the potential to impair our financial position. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk".
The loss of, or a disruption in, our manufacturing and distribution operations or other operations and systems could adversely affect our business.
We are engaged in manufacturing and distribution activities on a global scale, and our business depends on our ability to execute and monitor, on a daily basis, a significant number of transactions across numerous markets or geographies. As a result, we are subject to the risks inherent in such activities, including industrial accidents, environmental events, fires, explosions, strikes and other labor or industrial disputes, disruptions in logistics or information systems, as well as natural disasters, pandemics, wars (including the Ukraine-Russia war and conflicts in the Middle East), acts of terrorism, and other external factors over which we have no control.
While we insure ourselves against many of these types of risks in accordance with industry standards, our level of insurance may not cover all losses. The potential effects of these conditions could have a material adverse effect on our business, results of operations, and financial condition.
Our information technology systems, processes and sites may suffer interruptions, security breaches or failures that may adversely affect our ability to conduct our business.
We rely on certain key information technology systems, some of which are dependent on services provided by third parties, to provide critical data and services for internal and external users, including procurement and inventory management, transaction processing, financial, commercial and operational data, human resources management, legal and tax compliance, and other information and processes necessary to operate and manage our business. If we or our third-party service providers do not respond or perform effectively in connection with a cybersecurity incident or system failure, our business may be impacted.
Increased global cybersecurity vulnerabilities, threats and more sophisticated and targeted cybersecurity attacks pose a potentially significant risk to the security of our information technology systems, networks and services, as well as the confidentiality, availability and integrity of our data and the confidential data of our employees, customers, suppliers and other third parties that we may hold. Such vulnerabilities include, among other things, social engineering threats and more sophisticated computer crime, including advanced persistent threats, zero-day vulnerability exploits, and cyberattacks utilizing emerging technologies, such as artificial intelligence ("AI") and machine learning. We have historically and may in the future incur significant costs in protecting against potential security breaches, cyber-based attacks, or other cybersecurity incidents. We and our third-party service providers are targeted by malicious actors and expect such incidents to continue and the frequency and severity of such attacks to increase. Additionally, while we have agreements with many of the third-party service providers regarding the restrictions and limitations on their use of our data in generative AI applications, there is a risk that our sensitive and proprietary data could be inadvertently or maliciously exposed by these service providers. While we have implemented cybersecurity and data protection measures, our efforts to minimize the risks and impacts of cyberattacks and protect our information technology systems may be insufficient and we may experience significant breaches or other failures or disruptions that could compromise our systems and the information we store and, ultimately, affect our business operations and results of operations. Additionally, hybrid or remote work arrangements among our employees and employees of our third-party providers present additional operational risks to our information technology systems, including, but not limited to, increased risks of cyberattacks and security breaches. We are also exposed to the risk of insider threat attacks. New technology that could result in greater operational efficiency, such as the rapid development and increased adoption of AI technology, may further expose our computer systems to the risk of cyberattacks, and may create the need for rapid modifications to our cybersecurity program to mitigate those risks.
In addition, political tensions, wars, or other military conflicts, and civil unrests also have an impact on the cybersecurity risk landscape. For example, cyberattacks against the Ukrainian government and other entities in the region, have increased in connection with the ongoing Ukraine-Russia war, driven by justifications such as retaliation for the sanctions imposed in conjunction with the war, or certain companies’ continued operations in Russia. It is possible that these attacks could have

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collateral effects on additional critical infrastructure and financial institutions globally. While we no longer have operations in Russia, we do have operations in the region that, along with our operations globally, could be adversely affected by these attacks, including cyber-based attacks against our information technology systems, or be at risk to collateral effects of such attacks. While we have taken actions to mitigate such potential risks, the proliferation of malware from the war into systems unrelated to the war, or cyberattacks against U.S. companies in retaliation for U.S. sanctions against Russia, or U.S. support of Ukraine, could also adversely affect our operations.
We have implemented security policies, training programs, measures and disaster recovery plans designed to prevent, detect and mitigate cyber-based attacks, and to protect the security and continuity of our networks and critical systems. We use encryption and authentication technologies designed to secure the transmission and storage of data and prevent access to our data and user data or accounts. In addition, we also conduct tests and assessments using independent third parties on a regular basis. We have also implemented data security measures on the use of generative AI, including blocking external generative AI tools within our IT environment and the rollout of an internal generative AI tool that does not share our data or train internal or external AI models. These measures, however, may not adequately prevent adverse events such as breaches or failures from occurring, or mitigate their severity if they do occur.
If our information technology systems are breached, damaged or fail to function properly due to any number of causes, such as security breaches or cyber-based attacks, systems implementation difficulties, catastrophic events or power outages, and our security, contingency disaster recovery, or other risk mitigation plans do not effectively mitigate these occurrences on a timely basis, we may experience a material disruption in our ability to manage our business operations and produce financial reports, as well as significant costs and lost business opportunities until they are remediated. Further, sensitive information related to our employees and clients may be compromised and we may suffer reputational harm. While we have insurance coverage designed to address certain aspects of cybersecurity risks in place, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise, and we cannot be certain that insurance coverage will continue to be available to us on acceptable terms, or at all.
We are also subject to a variety of laws and regulations regarding data privacy, data protection, and data security, including laws related to the collection, storage, handling, use, disclosure, transfer, and security of personal information. Data privacy regulations continue to evolve, and non-compliance with such regulations, including as a result of adoption of emerging technologies, such as AI, could subject the Company to legal claims or proceedings, potential regulatory fines and penalties and damage to our reputation. These factors may adversely impact our business, results of operations, and financial condition, as well as our competitive position.
Changes in tax laws or exposure to additional tax liabilities could have a material impact on our financial condition and results of operations.
We are subject to income taxes as well as non-income taxes in various jurisdictions throughout the world. Tax authorities may disagree with certain positions we have taken and assess additional taxes, along with interest and penalties. We regularly assess the likely outcomes of these audits and assessments in order to assess the appropriateness of our tax assets and liabilities. However, the calculation of such liabilities involves significant judgment in the interpretation of complex tax regulations in many jurisdictions. Therefore, any dispute with a taxing authority may result in a payment or outcome that is significantly different from current estimates. There can be no assurance that we will accurately predict the outcomes of these audits and the actual outcomes of these audits could have a material impact on our consolidated earnings and financial condition in the periods in which they are recognized.
Additionally, changes in tax laws could materially impact our effective tax rate and the monetization of recoverable tax assets (indirect tax credits). For example, the Organization for Economic Cooperation and Development ("OECD") Base Erosion and Profit Shifting ("BEPS") initiative, which is supported by governments of certain major countries and jurisdictions, seeks to, among other things, ensure large multinational companies, like Bunge, pay a minimum level of tax on the income arising in each of the jurisdictions where they operate, could adversely impact our effective tax rate. BEPS did not have a material impact on our effective tax rate in 2025 and is not expected to have a material impact in 2026. Although there is uncertainty about the United States' continued involvement in these OECD initiatives, the efforts by the OECD and a number of other countries where we operate has resulted, and will continue to result, in additional mandatory disclosures, which will likely cause additional scrutiny of the Company's tax positions and potentially increased tax assessments.
Our operations are dependent on a wide array of third parties.
The success of our supply chain relies on the continued performance of a wide array of third parties. Suppliers, vendors, co-manufacturers, third-party outsourcers, warehousing partners, and transportation providers are among our critical business partners. Although we take steps to qualify and audit third parties with whom we do business, we cannot guarantee that all third parties will perform dependably or at all. It is possible that events beyond our control, such as financial issues, operational failures, labor issues, cybersecurity events, pandemics or other public health issues, or other systemic issues could impact our

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unaffiliated third parties. If our third parties fail to deliver on their commitments, introduce unplanned risk to our operations, such as exposing us to cybersecurity-related compromises, or are unable to fulfill their obligations, we could experience manufacturing challenges, shipment delays, increased costs, or lost revenue.
Our operations have been and may in the future be adversely impacted as a result of public health crises, pandemics, and epidemics.
Public health crises, pandemics and epidemics, have in the past adversely affected, and could in the future adversely affect our business, financial condition, and results of operations. Any outbreaks of new public health crises, pandemics, and epidemics and the related government responses may adversely affect our operations, facilities, health of our employees and consumers, as well as general commercial activity related to our supply chain and customer base. The extent to which we may be impacted by future outbreaks of public health crises, pandemics and epidemics is difficult to predict and will depend on many factors outside of our control. These factors include the timing, extent, trajectory and duration of any pandemic, the development, availability, distribution and effectiveness of vaccines and treatments, the imposition of protective public safety measures, and the impact of the pandemic on the global economy. To the extent any public health crisis, pandemic or epidemic adversely affects our business, results of operations, financial condition, and share price, it may also have the effect of heightening many of the other risks described in this Item 1A.
We are dependent on our executive management and other key personnel.
Our success depends on our executive management team and other key personnel with skills upon which our business depends, and our ability to effectively identify, attract, retain, and motivate high quality employees, and replace those who retire or resign. We believe that we have an experienced and highly qualified executive management team, and the loss of service of any one or more of these key personnel could have a significant adverse impact on our operations and our future profitability. Failure to retain and motivate our executive management team and to hire, retain, and develop other important personnel, which may be particularly challenging given the current dynamics in certain labor markets in which we operate, could generally impact other levels of our management and operations, as well as our ability to execute our strategies and may adversely affect our business and results of operations. Furthermore, Swiss law prohibits certain executive compensation practices, including sign-on bonuses and severance and takeover incentive or similar payments for our executive management team (except for pay during a notice period of up to 12 months), which may impair our ability to recruit for these positions.

Risks Relating to the Combined Company Following Our Acquisition of Viterra
We may fail to realize the anticipated benefits of the Acquisition, which could adversely affect the value of the registered shares.
The success of the Acquisition will depend, in part, on our ability to realize the anticipated benefits from combining the legacy businesses of Bunge and Viterra. Our ability to realize these anticipated benefits and cost savings is subject to certain risks including:
•Our ability to successfully combine the legacy businesses of Bunge and Viterra;
•Whether the combined businesses will perform as expected;
•The incurrence of indebtedness to finance the Acquisition and the need to dedicate a greater amount of cash flow from operations to make payments on our indebtedness; and
•The assumption of liabilities of Viterra.
If we are not able to successfully integrate and combine the legacy businesses of Bunge and Viterra within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Acquisition may not be realized fully or may take longer to realize than expected, the combined businesses may not perform as expected, and the value of Bunge shares may be adversely affected.
It is possible that the integration process could result in the loss of our key staff or Viterra’s key staff, the disruption of either or both company’s ongoing businesses, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed to realize the anticipated benefits of the Acquisition so the combined business performs as expected include, among other things:
•challenges and difficulties associated with managing the large, more complex, combined company and coordinating geographically dispersed organizations;
•identifying and adopting the best practices of the two organizations to position the combined business for future growth;

2025 Bunge Annual Report
•harmonizing the companies’ operating practices, reporting structure, staff development and compensation programs, internal controls and other policies, procedures and processes, including compliance by the acquired operations with generally accepted accounting principles in the United States and the documentation and testing of internal control procedures under Section 404 of the Sarbanes-Oxley Act;
•rebranding operations and addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•consolidating and integrating the companies’ corporate, administrative and information technology infrastructure, including technologies, systems, and services;
•attracting, motivating, and retaining talent, including due to issues relating to the uncertainty and difficulty of integration, financial security, or a desire not to become team members of the combined business;
•diversion of management's attention or resources away from our operations or growth initiatives to integration;
•maintaining existing business relationships, building new relationships, and avoiding delays in entering into new relationships with prospective business partners; and
•identifying and eliminating redundant assets and expenses and consolidating locations of us and Viterra that are currently in close proximity to each other.
We have incurred, and will continue to incur significant integration-related costs in connection with the Acquisition and we may not be able to obtain the anticipated synergies of the combined company.
We have incurred, and will continue to incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and staff-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the integration of Viterra into our business. Although we expect that the elimination of duplicative costs, as well as the realization of other synergies and efficiencies related to the integration of the businesses, may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all, and we may incur difficulties and delays in integrating Viterra’s business or fully realizing the anticipated cost synergies and other benefits expected from the Acquisition.
With the completion of the Acquisition, the market price for registered shares of the company may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of the registered shares.
The results of operations of the company may be affected by factors that are different from those currently affecting our results of operations. Additionally, our results of operations may also be affected by factors that are different from those historically affecting our or Viterra's results of operations prior to the closing of the Acquisition.
Certain Shareholders are able to exercise influence over the composition of the Board, matters subject to shareholder approval and/or our operations.
Glencore PLC ("Glencore"), Canada Pension Plan Investment Board ("CPP Investments"), and British Columbia Investment Management Corporation, shareholders of Viterra at the time of the acquisition, represent approximately 17%, 14% and 3%, respectively, of our outstanding registered shares, or in the aggregate approximately 34% of Bunge's outstanding registered shares as of December 31, 2025. At the closing of the Acquisition, we entered into shareholder's agreements with each of Glencore and CPP Investments, pursuant to which, among other things, each of Glencore and CPP Investments will have the right to designate:
•two individuals for nomination to the Board of Bunge so long as such shareholder continues to own at least 10% of the total outstanding registered shares; and
•one individual for nomination to the Board so long as such shareholder continues to own at least 5% but less than 10% of the outstanding registered shares.
As a result, Glencore and CPP Investments are able to influence the composition of our Board and thus, potentially, the outcome of corporate actions requiring shareholder approval, such as statutory mergers or the issuance of new shares where preemptive rights of shareholders are to be withdrawn, which require the affirmative vote of a majority of two-thirds of the voting rights represented at the general meeting of shareholders. This concentration of investment and voting power, in addition to our existing concentration of investment and voting power among certain large shareholders, could discourage others from initiating a potential merger, takeover or other change of control transaction that may otherwise be beneficial to Bunge and its shareholders, which could adversely affect the market price of registered shares.

2025 Bunge Annual Report
Risks Relating to the Registered Shares
The rights of our shareholders are governed by Swiss law, and it may be difficult to enforce judgments against us and our directors and officers.
The rights of our shareholders are governed by Swiss law and our articles of association (the "Articles of Association"). The rights of shareholders under Swiss law differ from the rights of shareholders of companies incorporated in other jurisdictions, including the United States and Bermuda, our domicile prior to the Redomestication. Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. Any such actions for which our shareholders must vote will require that we file a proxy statement with the SEC and convene a meeting of shareholders, which would delay the timing to execute such actions. See Exhibit 4.2 for an overview of certain material terms and provisions of the Company’s registered shares.
Several of our directors and officers are non-residents of the United States, and a substantial portion of our assets and the assets of those directors and officers are located outside the United States. As a result, it may be difficult to effect service of process on those persons in the United States or to enforce judgments obtained in U.S. courts against us or those persons based on civil liability provisions of the U.S. securities laws. It is uncertain whether Swiss courts would enforce judgments of U.S. courts obtained in actions against Bunge Global or other persons that are predicated upon the civil liability provisions of U.S. federal securities laws or original actions brought against Bunge Global or other persons predicated upon the U.S. Securities Act of 1933, as amended ("Securities Act"). The enforceability in Switzerland of a foreign judgment rendered against Bunge Global or such other persons is subject to the limitations set forth in such international treaties by which Switzerland is bound and the Swiss Federal Private International Law Act. In particular, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if:
•such foreign court had jurisdiction,
•such judgment has become final and non-appealable,
•the court procedures leading to such judgment followed the principles of due process of law, including proper service of process, and
•such judgment does not violate Swiss law principles of public policy.
In addition, enforceability of a judgment by a non-Swiss court in Switzerland may be limited if Bunge Global can demonstrate that it or such other persons were not effectively served with process. We have been advised that the U.S. and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, would not be allowed in Swiss courts as they are contrary to Switzerland's public policy.
As a Swiss corporation, our flexibility will be limited with respect to certain aspects of capital management.
Swiss law regulates a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares to the extent that sufficient freely available equity is available. The aggregate par value of our registered shares held by us and our subsidiaries may not exceed 10% of our stated share capital, unless our shareholders authorize (including through the capital band) the Board to repurchase registered shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation in order to effect a capital reduction.
Swiss law allows Bunge Global’s shareholders to authorize the Board to issue shares without additional shareholder approval. Under Bunge Global's current Articles of Association, this authorization is limited to (i) approximately 16% of Bunge Global’s stated share capital, representing up to 33,632,445 new shares (among other things, for purposes of issuing shares in connection with an acquisition or for raising new equity capital, subject to compliance with shareholders' preemptive rights, unless withdrawn for the reasons specified in the Articles of Association) (the "capital band"), and (ii) approximately 15% of Bunge Global’s stated share capital for the issuance of up to 19,371,537 new shares in connection with convertible or similar financial instruments and up to 12,914,357 new shares in connection with our equity incentive plans (the "conditional share capital"). The Board's authority to issue shares based on the capital band will expire on October 19, 2028 unless a renewal is approved by the shareholders. The Articles of Association, as a part of the capital band provision, further authorizes the Board to cancel or reduce the par value of up to 79,368,185 shares (including to cancel shares repurchased under Bunge Global's share repurchase program) until October 19, 2028.
Additionally, Swiss law grants existing shareholders preemptive rights to subscribe for newly issued shares and advance subscription rights to subscribe for convertible and similar financial instruments. Preemptive rights and advance subscription rights may be limited or withdrawn only for valid reasons. In connection with share issuances based on the capital band and the conditional share capital, the preemptive rights and the advance subscription rights may only be limited or withdrawn for the reasons specified in the Articles of Association.

2025 Bunge Annual Report
Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares. Further, Swiss law also reserves for approval by shareholders many corporate actions, including the declaration and approval of dividends under certain circumstances. These Swiss law requirements relating to our capital management may limit our flexibility to swiftly implement certain initiatives or strategies, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.
Further, we are required, from time to time, to evaluate the carrying amount of our investments in affiliates, as presented on our Swiss standalone balance sheet. If we determine that the carrying amount of any such investment exceeds its fair value, we may conclude that such investment is impaired. Any recognized loss associated with such a non-cash impairment could result in our net assets no longer covering our statutory share capital and statutory capital reserves. Under Swiss law, if our net assets cover less than 50% of our statutory share capital and the non-distributable part of the statutory capital and profit reserves, the Board must take appropriate measures or, to the extent such measures fall within the competence of the general meeting of shareholders, convene a general meeting of shareholders for the approval of suitable measures for reorganization of the company, to remedy such a capital loss. Appropriate measures depend on the relevant circumstances and the magnitude of the recognized loss and may include seeking shareholder approval for offsetting the aggregate loss, or a portion thereof, with our statutory capital reserves, including qualifying capital contribution reserves otherwise available for distributions to shareholders, or raising new equity. Depending on the circumstances, we may also need to use qualifying capital contribution reserves available for distributions in order to reduce our accumulated net loss and such use might reduce our ability to make distributions without subjecting our shareholders to Swiss withholding tax.
We may not be able to make distributions or repurchase shares without subjecting you to Swiss withholding tax.
Under current Swiss law, distributions made out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration or made in the form of a par value reduction are not subject to Swiss withholding tax. However, there can be no assurances that the Swiss withholding rules will not be changed in the future or that shareholders will approve a distribution out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration or a reduction in par value for distributions. Further, over the long-term, the amount of par value and qualifying contribution reserves available for Bunge Global may be limited. If Bunge Global is unable to make a distribution out of qualifying capital contribution reserves or through a reduction in par value, then any dividend distributions paid by Bunge Global will generally be subject to a Swiss withholding tax at a rate of 35%. The withholding tax must be withheld from the gross distribution and paid to the Swiss Federal Tax Administration. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the "U.S.-Swiss Treaty," may apply for a refund of the tax withheld in excess of the 15% treaty rate (or for a full refund in case of qualified pension funds). Switzerland currently has concluded more than 70 tax treaties with the same treatment regarding the refund of Swiss withholding taxes.
Under current Swiss law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to 35% Swiss withholding tax on the difference between the par value plus qualifying capital contributions reserves and the repurchase price. Over the long-term, the amount of par value and qualifying contribution reserves available for Bunge Global may be limited. Bunge Global may follow a share repurchase process for future share repurchases, if any, whereby Swiss institutional investors purchase Bunge Global shares from you and then sell the shares to Bunge Global and apply for a refund of the Swiss withholding tax. However, if Bunge Global is unable to use this process successfully, Bunge Global may not be able to repurchase shares for the purposes of capital reduction without subjecting you to Swiss withholding taxes.
We have anti-takeover provisions in our Articles of Association that may discourage a change of control.
Our Articles of Association have provisions that could have an anti-takeover effect. Our Articles of Association has a capital band provision, according to which the Board is authorized, at any time until October 19, 2028, to limit or withdraw the preemptive rights of the existing shareholders in various circumstances. Under our capital band, the Board has authority to issue up to 33,632,445 new shares or to cancel or reduce the par value of up to 79,368,185 shares until October 19, 2028.
This provision, as well as any additional anti-takeover measures our Board could adopt in the future, could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Item 1B.    Unresolved Staff Comments
Not applicable.

2025 Bunge Annual Report
Item 1C.    Cybersecurity
Risk Management and Strategy
Securing Bunge’s business information, customer, supplier, and employee data and information technology systems is an important part of our overall risk management framework. We rely on certain key information technology systems, some of which are dependent on services provided by third parties, to provide critical data and services for internal and external users, including procurement and inventory management, transaction processing, financial, commercial and operational data, human resources management, legal and tax compliance, and other information and processes necessary to operate and manage our business.
Our cybersecurity risk management program monitors our systems and networks for threats, breaches, intrusions and other weaknesses; assesses the security of our company-wide software, applications and systems; conducts security audits and threat assessments; responds to cybersecurity incidents; and facilitates training for our employees. Within our cybersecurity team, subject matter experts regularly obtain cybersecurity certifications. Our program includes procedures to identify cybersecurity risks and threats of our third-party service providers. These procedures measure the maturity of third-party provider cybersecurity programs against industry best practices. The collection of this information is used to assess the use of third-party software or partnerships. We also review the cybersecurity scores of our business customers and suppliers, and we rely on consultants and other third-party advisors to conduct security assessments and independent audits of the security and resilience of our systems and networks. Our cybersecurity risk management program includes incident response plans that are aligned with our crisis response plans and outline the procedures and protocols to follow when a cybersecurity incident has or may have occurred, including to allow assessments related to disclosure and notice requirements to be timely made to regulators and affected parties. We have also performed and plan to continue to conduct cybersecurity incident simulation exercises involving members of senior management as part of our cybersecurity risk management program. The Board is provided with an update following each simulation exercise. Our response plans include protocols to notify our Chief Transformation Officer (“CTO”), our Chief Legal Officer, other members of senior management as appropriate, and, under certain circumstances, the Audit Committee of our Board, or our full Board as appropriate.
Our worldwide team of cyber and information security professionals undertakes a range of activities to protect our employees, assets, and reputation globally, leveraging internal and external resources to monitor cybersecurity threats to our systems and networks and to understand the broader threat environment. In support of these efforts, our security experts use automated threat intelligence feeds and tools to increase vulnerability awareness, taking action to mitigate the highest risks.
Bunge’s dedicated cyber risk organization meets regularly with business units and corporate operations to raise cyber risk awareness and keep diverse cybersecurity skill sets connected across the global enterprise. We invest in broad cybersecurity awareness and training to educate those with access to Bunge’s networks, which includes a review of company policies and best practices. We conduct phishing tests to train our workforce, and assess its ability, to identify and report malicious emails and activity. Privacy and data protection awareness and training is provided annually to employees and the Board as part of Bunge’s required Code of Conduct training.
We have integrated cybersecurity risk assessments into Bunge’s overall enterprise risk management framework to promote a company-wide culture of cybersecurity risk management. Our CRO formulates periodic reports and provides them to our MRC. As noted in “Item 1. Business - Risk Management”, the MRC reviews key enterprise risks on an ongoing basis and is responsible for reviewing and monitoring key exposures, emerging risks, and drivers of risk. Bunge uses a risk-based information security process aligned with the National Institute of Standards and Technology (NIST) Cybersecurity Framework to identify, prioritize, and mitigate cybersecurity risks, which is periodically assessed by an independent third party.
Increased global cybersecurity vulnerabilities, threats, and more sophisticated and targeted cybersecurity attacks, including those tied to global conflicts, pose a potentially significant risk to the security of our information technology systems, networks and services, as well as the confidentiality, availability and integrity of our data and the confidential data of our employees, customers, suppliers, and other third parties that we may hold.
Although we have experienced and will continue to experience cybersecurity incidents of varying degrees, to date, we have not experienced a cybersecurity incident that has materially affected or is reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. Despite the measures the company takes to mitigate cybersecurity risks, there can be no assurance that such measures will be sufficient to protect the company’s systems, information, intellectual property, and other assets from significant harm and, therefore, the scope and impact of any future cybersecurity incident cannot be predicted with any meaningful accuracy. See “Item 1A. Risk Factors” for more information.

2025 Bunge Annual Report
Governance
Our CTO leads our Business Technology organization and our cybersecurity risk management program in coordination with our CRO. The Business Technology team is responsible for assessing, identifying, and managing risks from cybersecurity threats. Our CTO and CRO regularly receive briefings on cybersecurity matters, and in turn our CTO regularly reports to the Audit Committee on such matters. Our CRO regularly reports on enterprise risks facing the Company to the ERMC. Our CTO and our CRO have several years of experience in leading and managing risk oversight for global organizations.
Our Board oversees Bunge’s approach to risk management. Our Board has established a dedicated Board committee, the Enterprise Risk Management Committee, which enables greater focus at the Board level on risk oversight tailored to our business and industries. Additionally, each of our other Board committees is responsible for considering risks within its area of responsibility. The Board has delegated oversight and review of risks related to cybersecurity and information technology systems to the Audit Committee.
The Audit Committee is responsible for reviewing and assessing the overall cybersecurity risk management program and management’s processes and policies with respect to cybersecurity risk monitoring, identification, assessment, and response. Senior management and the Audit Committee receive an annual update and ongoing quarterly updates on Bunge's cybersecurity readiness and the current “threat environment,” which includes an update on the cybersecurity threat landscape, the strategic priorities of the cybersecurity risk management program and progress made in respect of those priorities, a review of cybersecurity incidents, as well as additional updates on an as-needed basis. Our internal audit team also reports to the Audit Committee on the effectiveness of management in identifying and appropriately controlling risks, including cybersecurity risks. The Audit Committee regularly reports on its activities to the full Board to promote effective coordination and to ensure that the entire Board remains apprised of the effectiveness of the cybersecurity risk management and the cybersecurity risk landscape, and also assesses how management is managing these risks.
Item 2.    Properties
The following tables and related discussion provide information on our principal operating facilities as of December 31, 2025, which primarily includes both owned and leased assets as well as includes production and storage capacity of certain equity method investments. In the tables below, aggregate daily production capacity is based on metric tons per day, while aggregate storage capacity is based on the number of metric tons available at a given facility.
Facilities by Business Area

(metric tons)	Aggregate Daily Production Capacity	Aggregate Storage Capacity
Business Area
Soybean Processing and Refining	193,165	11,226,953
Softseed Processing and Refining	69,320	2,447,065
Other Oilseeds Processing and Refining	19,188	431,773
Grain Merchandising and Milling	30,887	19,486,773

Facilities by Geographic Region

(metric tons)	Aggregate Daily Production Capacity	Aggregate Storage Capacity
Region
North America	72,391	10,177,820
South America	131,207	10,836,887
Europe	66,583	3,135,190
Asia-Pacific	42,379	9,442,667
Soybean Processing and Refining
In our Soybean Processing and Refining segment, we have 35 oilseed processing plants, 22 refining and packaging facilities, and 17 port terminals throughout the world. Additionally, there are 70 storage facilities globally that are located close

2025 Bunge Annual Report
to these soybean facilities. We also have four fertilizer processing and blending plants, and four fertilizer port terminals in South America.
Softseed Processing and Refining
In our Softseed Processing and Refining segment, we have 29 oilseed processing plants and 22 refining and packaging facilities throughout the world. We also have 7 storage facilities globally that are located close to these softseed facilities, and one port terminal in Ukraine.
Other Oilseeds Processing and Refining
In our Other Oilseeds Processing and Refining segment, we have 18 refining and packaging facilities throughout the world. We also have 69 storage facilities, primarily in Asia, that are located close to the refining and packaging locations. Further, we have two protein processing facilities in North America.
Grain Merchandising and Milling
In our Grain Merchandising and Milling segment, we have we have 298 commodity storage facilities, which are located close to agricultural production areas or export locations. We also have 29 port terminals in key export locations throughout the world. In South America, we have 14 milling facilities, as well as four milling storage facilities and four milling port terminals located close to our milling facilities.
Corporate and Other
Our corporate headquarters, co-located with our North American operations in Chesterfield, Missouri, occupies approximately 150,000 square feet of space under a lease that expires in December 2027. We also own or lease other office space for our operations worldwide, including our principal executive office in Geneva, Switzerland.
We believe that our facilities are adequate to address our operational requirements.
Item 3.    Legal Proceedings
We are subject to various legal proceedings and risks globally in the course of our business, including claims, suits, and government investigations or proceedings involving competition, tax, labor and employment, environmental, commercial disputes, and other matters. Although we cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, we make provisions for potential liabilities when we deem them probable and reasonably estimable. These provisions are based on current information and legal advice and are adjusted from time to time according to developments. We do not expect the outcome of these proceedings, net of established reserves, to have a material adverse effect on our financial condition or results of operations. However, due to their inherent uncertainty, there can be no assurance as to the ultimate outcome of current or future litigation, proceedings, investigations or claims and it is possible that a resolution of one or more such proceedings could result in judgments, awards, fines and penalties that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period.
For a discussion of certain legal and tax matters, including those relating to Brazil, see Note 14- Income Taxes and Note 20- Commitments and Contingencies to our consolidated financial statements included as part of this Annual Report on Form 10-K.
Item 4.    Mine Safety Disclosures
Not applicable.

PART II
Item 5.    Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
(a)Market Information
Our registered shares trade on the NYSE under the ticker symbol "BG".
(b)Approximate Number of Holders of Common Stock
To our knowledge, based on information provided by Computershare Investor Services LLC, our transfer agent, as of December 31, 2025, we had 193,408,656 registered shares issued and outstanding, which were held by approximately 67 registered holders.

2025 Bunge Annual Report
(c)Dividends
We have historically paid and expect to continue to pay dividend distributions to holders of registered shares on a quarterly basis. Any future determination to pay dividend distributions will, subject to the provisions of applicable law, be at the discretion of the Board and the approval by shareholders at a general meeting in accordance with Swiss law and will depend upon then existing conditions, including our financial condition, results of operations, contractual and other relevant legal or regulatory restrictions, capital requirements, business prospects, and other factors the Board deems relevant.
On May 15, 2025, shareholders of Bunge Global SA approved a cash dividend distribution in the amount of $2.80 per share, payable in four equal quarterly installments of $0.70 per share beginning in the second quarter of fiscal year 2025 and ending in the first quarter of fiscal year 2026.
We paid quarterly dividend distributions on the Bunge Global registered shares of $0.68 per share in the first quarter of 2025, and $0.70 per share in the remaining three quarters of 2025. We paid quarterly dividend distributions on Bunge Global registered shares of $0.6625 per share in the first quarter of 2024, and $0.68 per share in of the remaining three quarters of 2024.

(d)Securities Authorized for Issuance Under Equity Compensation Plans
The following table sets forth certain information, as of December 31, 2025, with respect to our long-term equity incentive compensation plans.

	(a)	(b)	(c)
Plan category	Number of Securities to be Issued Upon Vesting/Exercise of Outstanding Options, Warrants and Rights (2)	Weighted-Average Exercise Price Per Share of Outstanding Options, Warrants and Rights (3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (4)
Long-term equity compensation plans approved by shareholders (1)	3,923,030	$52.40	3,746,034
(1)Includes our 2024 Long-Term Incentive Plan, 2016 Equity Incentive Plan, 2009 Equity Incentive Plan, and 2017 Non-Employee Directors Equity Incentive Plan (collectively, the "Plans").
(2)Includes non-statutory stock options outstanding as to 1,393,529 registered shares, performance-based restricted stock unit awards as to 801,838 registered shares, and 1,727,663 unvested and time-based restricted stock units outstanding (including dividend equivalents payable in shares) under our Plans noted in (1) above. As part of the Acquisition of Viterra, 26,862 performance-based restricted stock unit awards and 227,489 time-based restricted stock unit awards were issued to legacy Viterra employees in place of their deferred cash long-term incentives. Further, dividend equivalent payments credited to each participant’s account are paid in our registered shares at the time the award is settled.
(3)Calculated based on non-statutory stock options outstanding under our 2016 Equity Incentive Plan and 2009 Equity Incentive Plan. This number excludes outstanding time-based restricted stock unit awards, performance-based restricted stock unit awards, and deferred restricted stock unit awards under our Plans noted in (1) above.
(4)Shares available under our 2024 Long-Term Incentive Plan may be used for any type of award authorized under the plan. Awards under the plan may be in the form of statutory or non-statutory stock options, restricted stock units (including performance-based), or other awards that are based on the value of our registered shares. Our 2024 Long-Term Incentive Plan provides that the maximum number of registered shares issuable under the plan is 5,000,000, subject to adjustment in accordance with the terms of the plan. Our 2017 Non-Employee Directors Equity Incentive Plan provides that the maximum number of registered shares issuable under the plan may not exceed 320,000, subject to adjustment in accordance with the terms of the plan. No additional awards may be granted under the 2016 Equity Incentive Plan or the 2009 Bunge Equity Incentive Plan.

2025 Bunge Annual Report
(e) Performance Graph
The performance graph shown below compares the quarterly change in cumulative total shareholder return on our shares with the S&P 500 Stock Index and the S&P Food Products Index from December 31, 2020 through the quarter ended December 31, 2025. The graph sets the beginning value of our shares and the indices at $100 and assumes that all dividends are reinvested. All index values are weighted by the capitalization of the companies included in the index.
Note: Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2026.
Note: Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

(f) Purchases of Equity Securities by Registrant and Affiliated Purchasers
On November 13, 2024, the Board approved the expansion of Bunge's existing share repurchase program by an additional $500 million bringing total authorizations under the program since inception to $2.7 billion. The program continues to have an indefinite term. As of December 31, 2025, a total of 26,417,080 shares were repurchased under the program for $2.5 billion with an aggregate purchase authorization of approximately $249 million remaining for repurchases under the program. During the twelve months ended December 31, 2025, Bunge repurchased 6,749,341 shares for $551 million.
The following table is a summary of purchases of equity securities during the fourth quarter of 2025 by Bunge and any of its affiliated purchasers.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2025 - October 31, 2025	76,564	$79.77	76,564	$249,393,453
November 1, 2025 - November 30, 2025	—	$—	—	$249,393,453
December 1, 2025 - December 31, 2025	—	$—	—	$249,393,453
Total	76,564	$79.77	76,564
Any repurchases may be made from time to time through a variety of means, including in the open market, in privately negotiated transactions or through other means as determined by us, and in compliance with applicable legal requirements. The timing and number of any shares repurchased will depend on a variety of factors, including share price and market conditions, and the program may be suspended or discontinued at any time at our discretion.

2025 Bunge Annual Report
(g) Swiss Tax Consequences to Our Shareholders
The tax consequences discussed below are not a complete analysis or description of all the possible tax consequences that may be relevant to you. You should consult your own tax advisor in respect of the tax consequences related to receipt, ownership, purchase or sale or other disposition of registered shares and the procedures for claiming a refund of withholding tax.
Swiss Income Tax on Dividends and Similar Distributions
A non-Swiss holder will not be subject to Swiss income taxes on dividend income and similar distributions in respect of registered shares, unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. However, dividends and similar distributions are subject to Swiss withholding tax. See "— Swiss Withholding Tax — Distributions to Shareholders" below.
Swiss Wealth Tax
A non-Swiss holder will not be subject to Swiss wealth taxes unless the holder’s registered shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder.
Swiss Capital Gains Tax upon Disposal of Registered Shares
A non-Swiss holder will not be subject to Swiss income taxes for capital gains unless the holder’s shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss holder. In such case, the non-Swiss holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to cantonal, communal and federal income tax.
Swiss Withholding Tax — Distributions to Shareholders
A Swiss withholding tax of 35% is due on dividends and similar distributions to Bunge Global shareholders from Bunge Global out of available earnings or other non-qualifying reserves for withholding tax purposes, regardless of the place of residency of the shareholder (subject to the exceptions discussed under "— Exemption from Swiss Withholding Tax — Distributions to Shareholders" below). Bunge Global will be required to withhold at such rate and remit on a net basis any payments made to a holder of registered shares and pay such withheld amounts to the Swiss Federal Tax Administration. See "— Refund of Swiss Withholding Tax on Dividends and Other Distributions" below.
Exemption from Swiss Withholding Tax — Distributions to Shareholders
Distributions to shareholders in relation to a reduction of par value and distributions to shareholders out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration are exempt from the Swiss withholding tax. Bunge Global expects to pay distributions out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration for the foreseeable future, and as a result, any such distributions to shareholders will be exempt from the Swiss withholding tax.
Repurchases of Shares
Repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to the 35% Swiss withholding tax. However, for shares repurchased for capital reduction, the portion of the repurchase price attributable to the par value and to the qualifying contribution reserves recognized by the Swiss Federal Tax Administration of the shares repurchased will not be subject to the Swiss withholding tax. Bunge Global would be required to withhold at such rate the tax from the difference between the repurchase price and the related amount of par value and qualifying contribution reserves. Bunge Global would be required to remit on a net basis the purchase price with the Swiss withholding tax deducted to a holder of registered shares and pay the withholding tax to the Swiss Federal Tax Administration.
With respect to the refund of Swiss withholding tax from the repurchase of shares, see "— Refund of Swiss Withholding Tax on Dividends and Other Distributions" below.
In many instances, Swiss companies listed on the SIX Swiss Exchange carry out share repurchase programs through a "second trading line" on the SIX Swiss Exchange. Swiss institutional investors typically purchase shares from shareholders on the open market and then sell the shares on the second trading line back to the company. The Swiss institutional investors are generally able to receive a full refund of the withholding tax. Due to, among other things, the time delay between the sale to the company and the institutional investors’ receipt of the refund, the price companies pay to repurchase their shares has historically been slightly higher (but less than 1.0%) than the price of such companies’ shares in ordinary trading on the SIX Swiss Exchange first trading line.

2025 Bunge Annual Report
We do not expect to use the SIX Swiss Exchange second trading line process to repurchase our shares because we do not intend to list our shares on the SIX Swiss Exchange. We may, however, follow an alternative process whereby we expect to be able to repurchase our shares in a manner that should allow Swiss institutional market participants selling the shares to us to receive a refund of the Swiss withholding tax and, therefore, accomplish the same purpose as share repurchases on the second trading line at substantially the same cost to us and such market participants as share repurchases on a second trading line.
The repurchase of shares for purposes other than capital reduction, such as to retain as treasury shares for use in connection with long-term incentive plans, convertible debt or other instruments within certain periods, will generally not be subject to Swiss withholding tax.
Refund of Swiss Withholding Tax on Dividends and Other Distributions
The Swiss-U.S. tax treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Swiss withholding tax on dividends for the portion exceeding 15% (leading to a refund of 20%) or a 100% refund in the case of qualified pension funds.
As a general rule, the refund will be granted under the treaty if the U.S. resident can show evidence of:
•beneficial ownership,
•U.S. residency, and
•meeting the U.S.-Swiss tax treaty’s limitation on benefits requirements.
The claim for refund must be filed with the Swiss Federal Tax Administration (Eigerstrasse 65, 3003 Berne, Switzerland), not later than December 31 of the third year following upon the calendar year in which the dividend payments became due. The relevant Swiss tax form is Form 82C for companies, 82E for other entities and 82I for individuals. These forms can be obtained from any Swiss Consulate General in the United States or from the Swiss Federal Tax Administration at the address mentioned above or online. Each form needs to be filled out in triplicate, with each copy duly completed and signed before a notary public in the United States. You must also include evidence that the withholding tax was withheld at the source.
Swiss Transfer Stamp Tax in Relation to the Transfer of Registered Shares
The purchase or sale of registered shares may be subject to Swiss Transfer Stamp Tax which is due on the transfer of taxable securities (as defined in the Swiss Federal Stamp Tax Act) irrespective of the place of residency of the purchaser or seller if a Swiss bank or other Swiss securities dealers (as defined in the Swiss Federal Stamp Tax Act of 1973 ) participate to the transaction as contracting parties or as intermediaries. The applicable stamp tax rate is 0.075% for each of the two parties to a transaction (i.e., 0.15% in total) and is calculated based on the purchase price or sale proceeds. If the transaction does not involve cash consideration, the transfer stamp duty is computed on the basis of the market value of the consideration. No Swiss Transfer Stamp Tax will be due if no Swiss bank or other Swiss securities dealers (as defined in the Swiss Federal Stamp Tax Act) is involved in a purchase or sale.

Item 6.    [Reserved]

Item 7.    Management's Discussion and Analysis of Financial Condition and Results of Operations
The following should be read in conjunction with "Cautionary Statement Regarding Forward Looking Statements" and our combined consolidated financial statements and notes thereto included in Item 15 of this Annual Report on Form 10-K.
Operating Results
Factors Affecting Operating Results
Bunge Global SA, a Swiss company, together with its subsidiaries, is a premier agribusiness solutions company, connecting farmers to consumers and delivering essential food, feed and fuel to the world. The commodity nature of the Company's principal products, as well as regional and global supply and demand variations that occur as an inherent part of the business, make volumes an important operating measure. Accordingly, information is included in "Segment Overview and Results of Operations" that summarizes certain items in our consolidated statements of income and volumes by reportable segment. The common unit of measure for all reported volumes is metric tons.

2025 Bunge Annual Report
Effective in the third quarter of 2025, we changed our reportable segments to align with our new value chain operational structure as a result of the completion of the Acquisition of Viterra. See Note 26- Segment Information to our consolidated financial statements. We also enhanced our volume reporting to align with our new segment reporting structure and with the Company's primary income-generating activities. Volumes are now reported as follows:
•Soybean Processing and Refining volumes represent (1) oilseed volumes processed (crushed) during a period, which approximate sales volumes to third parties during the same reporting period (2) merchandised volumes, which represent sales volumes of soybeans to third-party customers during a reporting period and (3) a supplemental refined oil production volume, which will also be provided representing the total refined volume during a reporting period.
•Softseed Processing and Refining volumes represent (1) oilseed volumes processed (crushed) during a period, which approximate sales volumes to third parties during the same reporting period (2) merchandised volumes, which represent sales volumes of softseeds to third-party customers during a reporting period and (3) a supplemental refined oil production volume, which will also be provided representing the total refined volume during a reporting period.
•Other Oilseeds Processing and Refining volumes represent sales volumes to third-party customers.
•Grain Merchandising and Milling volumes represent sales volumes to third-party customers.
Further, effective January 1, 2025, Bunge is no longer separately presenting a Sugar and Bioenergy segment, as discussed in Note 26- Segment Information to our consolidated financial statements, nor presenting Core and Non-core segment results.
Corresponding prior period amounts have been recast to conform to the current period presentations described above.
Overview
Profitability in our reportable segments is affected by the availability and market prices of agricultural commodities, including oilseeds and grains, and the availability and costs of energy, transportation, and logistics services. Profitability in our processing and refining operations is also impacted by volumes procured, processed, refined, and sold and by capacity utilization rates. Availability of agricultural commodities is affected by many factors, including weather, farmer planting and selling decisions, plant diseases, governmental policies, and agricultural sector economic conditions.
Demand for our purchased and processed agricultural commodity products is affected by many factors, including global and regional economic and political conditions, changes in per capita income, the financial condition of our customers and their access to credit, worldwide consumption of food products, particularly pork and poultry, population growth rates, relative prices of substitute agricultural products, outbreaks of disease associated with livestock and poultry, and demand for renewable fuels produced from agricultural commodities and commodity products.
We expect that the factors described above will continue to affect global supply and demand for our agricultural commodity products for the foreseeable future. We also expect that, from time to time, imbalances will likely exist between oilseed processing and refining capacity and demand for oilseed products in certain regions, which impacts our decisions regarding whether, when, and where to purchase, store, transport, process, or sell these commodities, including whether to change the location of or adjust our own oilseed processing and refining capacity.
Additionally, price fluctuations and availability of agricultural commodities may cause fluctuations in our working capital, reflected in the level of inventories, accounts receivable, and outstanding borrowings over the course of a given year. For example, increased availability of commodities at harvest times often causes fluctuations in our inventories and borrowings. Increases in agricultural commodity prices will also generally cause our cash flow requirements to increase as our operations require increased use of cash and associated borrowings to acquire inventories and fund daily settlement requirements on exchange-traded futures that we use to hedge our physical inventories.
Soybean Processing and Refining
Our Soybean Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of soybeans and soybean related products, as well as biodiesel and fertilizer production and distribution. We process soybeans into protein meals and crude and refined vegetable oils and fats, principally for the food, animal feed, and biofuel industries, through a global network of facilities. As described above, Soybean Processing and Refining volumes represent (1) oilseed volumes processed (crushed) during a period, which approximate sales volumes to third parties during the same reporting period (2) merchandised volumes, which represent sales volumes of soybeans to third-party customers during a reporting period and (3) a supplemental refined oil production volume, representing the total refined volume during a reporting period. The unit of measure for these volumes is metric tons as these businesses are linked to the commodity raw materials, which are their primary inputs.

2025 Bunge Annual Report
Softseed Processing and Refining
Our Softseed Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of softseeds and softseed related products, as well as biodiesel production and distribution. As described above, Softseed Processing and Refining volumes represent (1) oilseed volumes processed (crushed) during a period, which approximate sales volumes to third parties during the same reporting period (2) merchandised volumes, which represent sales volumes of softseeds to third-party customers during a reporting period and (3) a supplemental refined oil production volume, which will also be provided representing the total refined volume during a reporting period. The unit of measure for these volumes is metric tons as these businesses are linked to the commodity raw materials, which are their primary inputs.
Other Oilseeds Processing and Refining
Our Other Oilseeds Processing and Refining segment is a globally integrated business principally involved in products of a specialty nature, including the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of these related products. As described above, Other Oilseeds Processing and Refining volumes represent sales volumes to third-party customers. The unit of measure for these volumes is metric tons as these businesses are linked to the commodity raw materials, which are their primary inputs.
Grain Merchandising and Milling
Our Grain Merchandising and Milling segment involves the purchase, storage, transportation, distribution, and marketing of certain commodities primarily consisting of corn, wheat, barley, cotton, pulses, and sugar; activities also include the milling of wheat and sugar; and related services including ocean freight and financial services. As described above, Grain Merchandising and Milling volumes represent sales volumes to third-party customers. The unit of measure for these volumes is metric tons as these businesses are linked to the commodity raw materials, which are their primary inputs.
Viterra Acquisition
On July 2, 2025, we completed our previously announced Acquisition of Viterra. Pursuant to the terms of the business combination agreement, Viterra shareholders received approximately 65.6 million registered shares of Bunge, with an aggregate value of approximately $5.3 billion as of July 2, 2025 and approximately $1.9 billion in cash, in return for 100% of the outstanding equity of Viterra.
This section is inclusive of the results of operations of Viterra from the date of Acquisition, July 2, 2025. As such, the Acquisition of Viterra is frequently one of the primary drivers of the year-over-year variances discussed throughout this section.
Foreign Currency Exchange Rates
Due to the global nature of our operations, our operating results can be materially impacted by foreign currency exchange rates. Both translation of our foreign subsidiaries' financial statements and foreign currency transactions can affect our results. On a monthly basis, for subsidiaries whose functional currency is a currency other than the U.S. dollar, subsidiary statements of income and cash flows must be translated into U.S. dollars for consolidation purposes based on weighted-average exchange rates in each monthly period. As a result, fluctuations of local currencies compared to the U.S. dollar during each monthly period impact our consolidated statements of income and cash flows for each reported period (per quarter and year-to-date) and also affect comparisons between those reported periods. Subsidiary balance sheets are translated using exchange rates as of the balance sheet date with the resulting translation adjustments reported in our consolidated balance sheets as a component of Accumulated other comprehensive loss.
Additionally, we record transaction gains or losses on monetary assets and liabilities that are not denominated in the functional currency of the entity. These amounts are remeasured into their respective functional currencies at exchange rates as of the balance sheet date, with the resulting gains or losses included in the entity's statement of income and, therefore, in our consolidated statements of income as Foreign exchange (losses) gains - net.
We primarily use a combination of equity and intercompany loans to finance our subsidiaries. Intercompany loans that are of a long-term investment nature with no intention of repayment in the foreseeable future are considered permanently invested and as such are treated as analogous to equity for accounting purposes. As a result, any foreign currency translation gains or losses on such permanently invested intercompany loans are reported in Accumulated other comprehensive loss in our consolidated balance sheets. In contrast, foreign currency translation gains or losses on intercompany loans that are not of a permanent nature are recorded in our consolidated statements of income as Foreign exchange (losses) gains - net.

2025 Bunge Annual Report
Income Taxes
As a Swiss corporation, we are subject to corporate income tax at federal, cantonal, and communal levels on our Swiss income. Qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are effectively exempt from federal, cantonal, and communal corporate income tax. Consequently, we expect dividends from our subsidiaries and capital gains from sales of investments in our subsidiaries to be exempt from Swiss corporate income tax. In addition, our subsidiaries, which operate in multiple tax jurisdictions, are subject to income taxes at various statutory rates ranging from 0% to 35%. The jurisdictions that significantly impact our effective tax rate are Argentina, Brazil, the Netherlands, Switzerland, and the United States. Determination of taxable income requires the interpretation of related and often complex tax laws and regulations in each jurisdiction in which we operate, and the use of estimates and assumptions regarding future events.
Non-U.S. GAAP Financial Measures
Total earnings before interest and taxes ("EBIT") is an operating performance measure used by Bunge’s management to evaluate reportable segment operating activities as well as Corporate and Other results. Bunge also uses Segment EBIT, Corporate and Other EBIT, and Total EBIT to evaluate the operating performance of Bunge’s reportable segments and Total reportable segments together with Corporate and Other activities. Segment EBIT is the aggregate of the EBIT of each of Bunge’s Soybean Processing and Refining, Softseed Processing and Refining, Other Oilseeds Processing and Refining, and Grain Merchandising and Milling reportable segments. Total EBIT is the aggregate of the EBIT of Bunge’s reportable segments, together with Corporate and Other activities. Bunge’s management believes Segment EBIT, Corporate and Other EBIT, and Total EBIT are useful measures of operating profitability since the measures allow for an evaluation of performance without regard to financing methods or capital structure. In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge’s industry. Total EBIT is a non-U.S. GAAP financial measure and is not intended to replace Net income attributable to Bunge shareholders, the most directly comparable U.S. GAAP financial measure. Further, Total EBIT excludes EBIT attributable to noncontrolling interests and EBIT attributable to discontinued operations and is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to Net income or any other measure of consolidated operating results under U.S. GAAP. See the reconciliation of Net income attributable to Bunge shareholders to Total EBIT below.
2025 Overview
Net Income Attributable to Bunge Shareholders - For the year ended December 31, 2025, Net income attributable to Bunge shareholders was $816 million, a decrease of $321 million compared to a Net income attributable to Bunge shareholders of $1,137 million for the year ended December 31, 2024. The decrease was primarily due to lower Corporate and Other EBIT as well as higher net interest expense due to increased debt levels to finance the Viterra Acquisition, partially offset by higher Segment EBIT, as further discussed in the Segment Overview and Results of Operations section below, and lower income tax expense as discussed further below.
Net Income Attributable to Bunge Shareholders - Earnings Per Share - Diluted - For the year ended December 31, 2025, Net income attributable to Bunge shareholders - diluted, was $4.91 per share, a decrease of $3.08 per share, compared to $7.99 per share for the year ended December 31, 2024. The decrease is primarily due to lower Net income attributable to Bunge shareholders discussed above, as well as dilution from the issuance of registered shares as part of the Viterra Acquisition.
Total EBIT - For the year ended December 31, 2025, Total EBIT was $1,533 million, a decrease of $259 million compared to Total EBIT of $1,792 million for the year ended December 31, 2024. The decrease in Total EBIT for the year ended December 31, 2025 was primarily due to lower Corporate and Other EBIT, resulting from higher SG&A expense and a reduction in Other income - net due to the settlement of one of the Company’s U.S. defined benefit pension plans, an impairment charge related to certain long-term investments, and the absence of a prior year gain on the sale of Bunge's 50% ownership share in BP Bunge Bioenergia. This decrease was partially offset by higher Segment EBIT, resulting primarily from higher results in our Soybean Processing and Refining segment and a gain on the sale of Bunge's North America corn milling business recognized in our Grain Merchandising and Milling segment. The Segment Overview and Results of Operations section below provides further details, as well as, a reconciliation of Net income attributable to Bunge shareholders to Total EBIT.
Income Tax Expense - Income tax expense was $288 million for the year ended December 31, 2025 compared to income tax expense of $336 million for the year ended December 31, 2024. The decrease in income tax expense for the year ended December 31, 2025 was primarily due to lower pre-tax income and a net benefit on various outstanding tax matters. See Note 14- Income Taxes to our consolidated financial statements.

2025 Bunge Annual Report
Liquidity and Capital Resources – At December 31, 2025, working capital, which equals Total current assets less Total current liabilities, was $9,264 million, an increase of $741 million, compared to working capital of $8,523 million at December 31, 2024. The increase in working capital was primarily due to higher Inventories, Trade accounts receivables, and Other current assets, partially offset by higher Short-term debt, Trade accounts payable, Other current liabilities, and lower Cash and cash equivalents, as further discussed in the Liquidity and Capital Resources section below.
Segment Overview and Results of Operations
As described in "Factors Affecting Operating Results", our operations are organized, managed, and classified into four reportable segments based upon their similar economic characteristics, nature of products and services offered, production processes, types and classes of customer, and distribution methods. Reportable operations comprise our Soybean Processing and Refining, Softseed Processing and Refining, Other Oilseeds Processing and Refining, and Grain Merchandising and Milling reportable segments.
Our remaining operations are not reportable segments, as defined by the applicable accounting standard, and are classified as Corporate and Other. Corporate and Other includes salaries and overhead for corporate functions, including acquisition and integration costs related to the Viterra Acquisition, that are not allocated to our individual reportable segments because the operating performance of each reportable segment is evaluated by the Company's chief operating decision maker exclusive of these items, as well as certain other activities including Bunge Ventures, the Company's captive insurance activities, accounts receivable securitization activities, and certain income tax assets and liabilities. Corporate and Other also includes historical results of Bunge's previously recognized Sugar and Bioenergy segment as discussed above.
A reconciliation of Net income attributable to Bunge shareholders to Total EBIT follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
Net income attributable to Bunge shareholders	$816	$1,137	$2,243
Interest income	(202)	(163)	(148)
Interest expense	628	471	516
Income tax expense	288	336	714
Loss from discontinued operations, net of tax	3	—	—
Noncontrolling interests' share of interest and tax	—	11	8
Total EBIT	$1,533	$1,792	$3,333

Soybean Processing and Refining	$1,225	$872	$2,222
Softseed Processing and Refining	521	663	1,074
Other Oilseeds Processing and Refining	118	216	94
Grain Merchandising and Milling	465	408	301
Segment EBIT	2,329	2,159	3,691

Corporate and Other EBIT	(796)	(367)	(358)

Total EBIT	$1,533	$1,792	$3,333

2025 Bunge Annual Report
Reportable Segments
Soybean Processing and Refining

	Year Ended December 31,
(US$ in millions)	2025	2024	2023	2025 Compared to 2024 % Change	2024 Compared to 2023 % Change
Volumes (in thousand metric tons)
Soybeans processed	41,013	36,824	35,950	11%	2%
Soybeans merchandised	20,489	15,399	11,851	33%	30%
Refined oil production	3,612	3,528	3,676	2%	(4)%
Net sales	$36,313	$31,930	$36,147	14%	(12)%
Cost of goods sold	(34,548)	(30,516)	(33,414)	13%	(9)%
Selling, general and administrative expense	(552)	(465)	(452)	19%	3%
Foreign exchange losses – net	(35)	(128)	(31)	(73)%	313%
EBIT attributable to noncontrolling interests	(2)	(8)	(72)	(75)%	(89)%
Other income – net	27	110	53	(75)%	108%
Income (loss) from affiliates	22	(51)	(9)	143%	(467)%
Total Soybean Processing and Refining Segment EBIT	$1,225	$872	$2,222	40%	(61)%
2025 Compared to 2024
Soybean Processing and Refining segment Net sales increased 14%, to $36,313 million for the year ended December 31, 2025. The increase was primarily due to Net sales contributions from the Acquisition of Viterra, in addition to overall higher prices in Argentina, which encouraged farmer selling and higher volumes of oilseeds merchandised in our global soybean distribution business. The increases were partially offset by lower prices in almost all other regions driven by relative price stabilization from a more balanced supply environment as well as lower processed volumes in Argentina due to a reduction in third-party tolling activity.
Cost of goods sold increased 13%, to $34,548 million for the year ended December 31, 2025. The net increase was primarily due to higher Net sales, partially offset by a reduction in mark-to-market losses.
Foreign exchange losses - net decreased 73%, to a loss of $35 million for the year ended December 31, 2025. The lower net loss in the current year is primarily the result of a weaker U.S. dollar on U.S. dollar-denominated loans payable in non-U.S. dollar functional currency operations, partially offset by losses resulting from unfavorable hedging and remeasurement results on monetary assets.
Other income - net decreased 75%, to $27 million for the year ended December 31, 2025. The decrease was primarily due to lower gains in Argentina related to foreign currency positioning compared to the prior year, as well as a $15 million reserve for expected credit losses related to certain loan guarantees for a minority investment in South America.
Income (loss) from affiliates increased 143%, to net income of $22 million for the year ended December 31, 2025. The increase was primarily due to improved results from our portfolio of equity method investments, particularly in South America, and a $19 million nonrecurring impairment charge in the prior period associated with a minority investment in North America.
Segment EBIT increased 40%, to $1,225 million for the year ended December 31, 2025. The net increase was primarily driven by improved results in our South American soybean processing and refining businesses and contributions from the Viterra Acquisition, partially offset by lower results in our North American processing and refining business. In addition, the increase is the result of a reduction in foreign currency losses and income from affiliates in the current period compared to losses from affiliates in the prior period as further described above. The increase was partially offset by the reduction in Other income - net further described above.

2025 Bunge Annual Report
2024 Compared to 2023
Soybean Processing and Refining segment Net sales decreased 12%, to $31,930 million for the year ended December 31, 2024. The decrease was primarily due to lower average sales prices experienced in almost all regions for our global soybean oilseed processing businesses, driven by relative price stabilization due to a more balanced supply and demand environment, in addition to overall lower volumes in our global soybean oilseed processing business. The above decreases were slightly offset by higher volumes in South America resulting from the non-recurrence of the prior year drought in Argentina and higher volumes of oilseeds merchandised in our global soybean origination business.
Cost of goods sold decreased 9%, to $30,516 million for the year ended December 31, 2024. The net decrease was primarily due to lower Net sales as described above. The decrease was partially offset by unfavorable mark-to-market results compared to the prior year.
Foreign exchange losses - net increased 313%, to a loss of $128 million for the year ended December 31, 2024. The net loss in 2024 was primarily the result of the impact of a stronger U.S. dollar on U.S. dollar-denominated loans payable in non-U.S. dollar functional currency operations. The loss was partially offset by net remeasurement gains on net monetary assets, excluding the impact of loans payable described above, as a result of U.S. dollar exposure in non-U.S. dollar functional currency operations.
EBIT attributable to noncontrolling interests, an expense when subsidiaries with noncontrolling interests generate earnings before interest and tax, versus income when subsidiaries with noncontrolling interests generate loss before interest and tax, decreased 89%, to an expense of $8 million for the year ended December 31, 2024. The decrease was due to less favorable results recognized by our less than wholly-owned subsidiary, Bunge Chevron Ag Renewables LLC.
Other income - net increased 108%, to income of $110 million for the year ended December 31, 2024. The increase was primarily due to gains in Argentina related to foreign currency positioning.
Income (loss) from affiliates decreased 467%, to a net loss of $51 million for the year ended December 31, 2024. The decrease was primarily due to unfavorable results from equity method investments in South America, as well as a $19 million impairment charge associated with a minority investment in North America.
Segment EBIT decreased 61%, to $872 million for the year ended December 31, 2024. The net decrease was primarily due to lower results across all businesses and regions, foreign exchange losses, and impairment charges incurred in the current year, as described above. This decrease was partially offset by an increase in Other income - net as highlighted above.
Softseed Processing and Refining

	Year Ended December 31,
(US$ in millions)	2025	2024	2023	2025 Compared to 2024 % Change	2024 Compared to 2023 % Change
Volumes (in thousand metric tons)
Softseeds processed	10,751	9,308	8,777	16%	6%
Softseeds merchandised	2,763	755	771	266%	(2)%
Refined oil production	2,883	2,903	2,720	(1)%	7%
Net sales	$11,252	$6,951	$7,736	62%	(10)%
Cost of goods sold	(10,575)	(6,097)	(6,526)	73%	(7)%
Selling, general and administrative expense	(212)	(146)	(146)	45%	—%
Foreign exchange gains (losses) – net	79	(27)	31	393%	(187)%
EBIT attributable to noncontrolling interests	(4)	—	—	100%	—%
Other expense – net	(14)	(18)	(23)	(22)%	(22)%
(Loss) income from affiliates	(5)	—	2	100%	(100)%
Total Softseed Processing and Refining Segment EBIT	$521	$663	$1,074	(21)%	(38)%

2025 Bunge Annual Report

2025 Compared to 2024
Softseed Processing and Refining segment Net sales increased 62%, to $11,252 million for the year ended December 31, 2025. The increase was primarily due to Net Sales contributions from the Viterra Acquisition, in addition to higher average sales prices in our European business resulting from a drought in the region impacting the sunflower seed crop in the current year and higher prices in our global softseed distribution business. The above increases were partially offset by lower volumes for both oilseeds processed and oilseeds merchandised across all our legacy business.
Cost of goods sold increased 73%, to $10,575 million for the year ended December 31, 2025. The increase in Cost of goods sold was primarily due to higher Net sales as well as unfavorable mark-to-market results. In addition, the prior year included insurance recoveries for damaged property and business interruption related to our Ukrainian operations as a result of the Ukraine-Russia war.
Foreign exchange gains (losses) - net increased 393% to a gain of $79 million for the year ended December 31, 2025. The net gain in the current year is primarily the result of a weaker U.S. dollar on U.S. dollar-denominated loans payable in non-U.S. functional currency operations and net remeasurement gains on net monetary liabilities, excluding the impacts of loan payables described above, as a result of U.S. dollar exposure in non-U.S dollar functional currency operations.
Segment EBIT decreased 21%, to $521 million for the year ended December 31, 2025. The net decrease was primarily due to lower results in our legacy European and North American businesses, partially offset by the contribution from the Acquisition of Viterra as well as foreign currency gains as described above.
2024 Compared to 2023
Softseed Processing and Refining segment Net sales decreased 10%, to $6,951 million for the year ended December 31, 2024. The decrease was primarily due to lower average sales prices experienced in all regions, driven by relative price stabilization due to a more balanced supply and demand environment. The decrease was slightly offset by higher volumes in South America resulting from the non-recurrence of the prior year drought in Argentina along with higher volumes in our European softseed business primarily driven from increased activity at our Ukrainian facilities.
Cost of goods sold decreased 7%, to $6,097 million for the year ended December 31, 2024. The decrease in Cost of goods sold was primarily due to lower prices in all regions, as described in Net sales above and the non-recurrence of a prior year fixed asset impairment charge in North America. The decrease was also attributable to $1 million in insurance recoveries, related to certain previously damaged property, as well as a business interruption insurance recovery of $46 million related to our Ukrainian operations as a result of the Ukraine-Russia war, both of which were recognized in 2024. The decrease was partially offset by less favorable mark-to-market results in 2024 as well as the absence of mark-to-market gains from the recovery of inventory in Ukraine recognized in 2023.
Foreign exchange gains (losses) - net decreased 187%, to a loss of $27 million for the year ended December 31, 2024. The net loss in the current year was primarily due to the impact of a stronger U.S. dollar on U.S. dollar-denominated loans payable in non-U.S. dollar functional currency operations.
Segment EBIT decreased 38%, to $663 million for the year ended December 31, 2024. The decrease was primarily due to lower results in all businesses and regions, as well as foreign exchange losses.

2025 Bunge Annual Report
Other Oilseeds Processing and Refining

	Year Ended December 31,
(US$ in millions)	2025	2024	2023	2025 Compared to 2024 % Change	2024 Compared to 2023 % Change
Volumes (in thousand metric tons)	2,467	2,561	2,414	(4)%	6%
Net sales	$4,633	$4,151	$4,237	12%	(2)%
Cost of goods sold	(4,256)	(3,613)	(3,829)	18%	(6)%
Selling, general and administrative expense	(231)	(254)	(278)	(9)%	(9)%
Foreign exchange (losses) gains – net	(8)	(21)	1	(62)%	2200%
EBIT attributable to noncontrolling interests	(13)	(33)	(19)	(61)%	74%
Other expense – net	(7)	(15)	(1)	(53)%	1400%
Income (loss) from affiliates	—	1	(17)	(100)%	106%
Total Other Oilseeds Processing and Refining Segment EBIT	$118	$216	$94	(45)%	130%
2025 Compared to 2024
Other Oilseeds Processing and Refining segment Net sales increased 12%, to $4,633 million for the year ended December 31, 2025. The increase was primarily due to higher sales prices in our tropical oils business due to stronger demand resulting from global biofuel mandates and import tariffs, partially offset by lower volumes.
Cost of goods sold increased 18%, to $4,256 million for the year ended December 31, 2025. The increase was primarily due to higher net sales in addition to unfavorable mark-to-market results.
EBIT attributable to noncontrolling interests, an expense when subsidiaries with noncontrolling interests generate earnings before interest and tax, versus income when subsidiaries with noncontrolling interests generate loss before interest and tax, decreased 61% to expense of $13 million resulting from less favorable results attributable to noncontrolling interests in our Loders joint venture primarily due to lower results in the Europe region from the competitive market environment.
Segment EBIT decreased 45%, to $118 million for the year ended December 31, 2025. The decrease was primarily due to lower results in our tropical oils business in addition to a decrease in EBIT attributable to noncontrolling interests, as described above.
2024 Compared to 2023
Other Oilseeds Processing and Refining segment Net sales decreased 2%, to $4,151 million for the year ended December 31, 2024. The decrease is due to lower sales prices in our tropical oils business, driven by a more balanced supply and demand environment and uncertainty related to U.S. biofuel policies. The decrease was partially offset by increased volumes in Asia due to higher demand for certain products driven by better pricing, as well as increased volumes in North America, primarily due to full year impact and higher capacity utilization at our refinery in Avondale, Louisiana.
Cost of goods sold decreased 6%, to $3,613 million for the year ended December 31, 2024. The decrease in Cost of goods sold was primarily due to lower prices, as described in Net sales above, in addition to more favorable mark-to-market results.
SG&A expenses decreased 9%, to $254 million for the year ended December 31, 2024. The decrease was primarily driven by the lack of recurring prior year accelerated amortization charges, related to the discontinuance of the Loders Croklaan trademark.
Segment EBIT increased 130%, to $216 million for the year ended December 31, 2024. The increase was primarily due to higher results in our tropical oils business as well as lower SG&A expenses as highlighted above. The increase was partially offset by unfavorable Foreign exchange (losses) gains - net, primarily driven by the devaluation of the Egyptian pound in the first quarter of 2024.

2025 Bunge Annual Report
Grain Merchandising and Milling

	Year Ended December 31,
(US$ in millions)	2025	2024	2023	2025 Compared to 2024 % Change	2024 Compared to 2023 % Change
Volumes (in thousand metric tons)	67,166	36,660	34,072	83%	8%
Net sales	$18,128	$10,073	$11,415	80%	(12)%
Cost of goods sold	(17,520)	(9,458)	(10,910)	85%	(13)%
Selling, general and administrative expense	(391)	(261)	(251)	50%	4%
Foreign exchange (losses) gains – net	(83)	(18)	6	361%	(400)%
EBIT attributable to noncontrolling interests	(11)	(2)	1	450%	300%
Other income – net	331	81	33	309%	145%
Income (loss) from affiliates	11	(7)	7	257%	(200)%
Total Grain Merchandising and Milling Segment EBIT	$465	$408	$301	14%	36%
2025 Compared to 2024
Grain Merchandising and Milling segment Net sales increased 80%, to $18,128 million for the year ended December 31, 2025. The increase was primarily due to Net sales contributions from the Viterra Acquisition, in addition to higher sales prices and volumes in our global corn business, as well as higher volumes in our global wheat business as a result of higher demand across various regions for both businesses. The increase was partially offset by lower average sales prices in our global wheat business, in addition to the lack of recurring sales from our North American corn milling business that was divested in the second quarter of 2025 (see Note 2- Acquisitions and Dispositions to our consolidated financial statements).
Cost of goods sold increased 85%, to $17,520 million for the year ended December 31, 2025. The increase in Cost of goods sold was primarily due to higher Net Sales in addition to unfavorable mark-to-market results. In addition, the prior year included insurance recoveries for damaged property and business interruption related to our Ukrainian operations as a result of the Ukraine-Russia war.
Selling, general and administrative expenses increased 50% to $391 million for the year ended December 31, 2025. The increase was primarily due to the Viterra Acquisition.
Other income - net increased 309% to a gain of $331 million for the year ended December 31, 2025. The increase was primarily due to a $155 million gain on the sale of Bunge's North America corn milling business in the second quarter of 2025, in addition to gains in Argentina related to foreign currency positioning.
Segment EBIT increased 14%, to $465 million for the year ended December 31, 2025. The increase was primarily due to higher Other income - net, as described above, partially offset by higher Selling, general and administrative expense and lower results from our ocean freight and financial services businesses.
2024 Compared to 2023
Grain Merchandising and Milling segment Net sales decreased 12%, to $10,073 million for the year ended December 31, 2024. The decrease was primarily due to lower average sales prices in our global corn and wheat businesses as well as all businesses in our milling operations, in addition to lower volumes in our global wheat business. The decrease was partially offset by an increase in volumes in our global corn business, primarily due to fewer supply constraints compared to the prior period.
Cost of goods sold decreased 13%, to $9,458 million for the year ended December 31, 2024. The decrease was primarily due to lower Net sales as described above, as well as favorable mark-to-market results in 2024. The decrease was also attributable to $5 million in insurance recoveries, related to certain previously damaged property, as well as a business interruption insurance recovery of $6 million related to our Ukrainian operations as a result of the Ukraine-Russia war, both of which were recognized in 2024. The decrease was partially offset by the lack of mark-to-market gains from the recovery of inventory in Ukraine recognized in 2023.
Other income - net increased 145%, to $81 million for the year ended December 31, 2024. The increase was primarily due to gains in Argentina related to foreign currency positioning.

2025 Bunge Annual Report
Segment EBIT increased 36%, to $408 million for the year ended December 31, 2024. The increase was primarily due to more favorable results in our ocean freight business.
Corporate and Other

	Year Ended December 31,
(US$ in millions)	2025	2024	2023	2025 Compared to 2024 % Change	2024 Compared to 2023 % Change
Net sales	$3	$3	$5	—%	(40)%
Cost of goods sold	(21)	(31)	(16)	(32)%	94%
Selling, general and administrative expense	(727)	(650)	(588)	12%	11%
Foreign exchange (losses) gains — net	(4)	5	13	(180)%	(62)%
EBIT attributable to noncontrolling interests	3	3	4	—%	(25)%
Other (expense) income — net	(48)	284	67	117%	(324)%
(Loss) income from affiliates	(2)	19	157	111%	(88)%
Total Corporate and Other EBIT	$(796)	$(367)	$(358)	(117)%	(3)%

2025 Compared to 2024
Corporate and Other EBIT decreased 117%, to a loss of $796 million for the year ended December 31, 2025. The decrease was primarily attributable to a $118 million loss recorded in Other (expense) income - net, related to the settlement of one of the Company’s US defined benefit pension plans and a $30 million impairment charge recorded in Other (expense) income - net, related to certain long-term investments held in Other non-current assets. The decrease was further attributable to the absence of a $195 million prior year gain on the sale of Bunge's 50% ownership share in BP Bunge Bioenergia, recorded in Other (expense) income - net. See Note 2- Acquisitions and Dispositions in the consolidated financial statements for further details regarding the Company's disposition of BP Bunge Bioenergia.
In addition, the decrease was attributable to an increase in SG&A expense resulting from the Acquisition of Viterra, partially offset by overall lower acquisition and integration costs associated with the Viterra Acquisition. The company recognized acquisition and integration costs within Corporate and Other EBIT of $223 million, and $244 million for the years ended December 31, 2025, and 2024, respectively.
2024 Compared to 2023
Corporate and Other EBIT decreased 3%, to a loss of $367 million for the year ended December 31, 2024. The decrease was primarily driven by a decrease in Income from affiliates and an increase in SG&A expense. The decrease in Income from affiliates was the result of less favorable results from Bunge's 50% ownership share in BP Bunge Bioenergia in 2024 compared to 2023, primarily resulting from a tax valuation allowance release in 2023, foreign exchange losses on U.S. dollar denominated debt in 2024, and lower margins in 2024. The increase in SG&A expense was the result of increased acquisition and integration costs associated with the Acquisition of Viterra. The company recognized acquisition and integration costs within Corporate and Other EBIT of $244 million, and $114 million for the years ended December 31, 2024, and 2023, respectively.
The EBIT decrease was partially offset by a $195 million gain, in 2024, on the sale of Bunge's 50% ownership share in BP Bunge Bioenergia, recorded in Other (expense) income – net, and 2023 impairment charges of $20 million, reported in Other (expense) income - net, related to a long-term investment and $16 million, reported in (Loss) income from affiliates, related to a minority investment in Australian Plant Proteins, a start-up manufacturer of novel protein ingredients. See Note 2- Acquisitions and Dispositions in the consolidated financial statements for further details regarding the Company's disposition of BP Bunge Bioenergia.

2025 Bunge Annual Report
Interest—A summary of consolidated interest income and expense follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023	2025 Compared to 2024 % Change	2024 Compared to 2023 % Change
Interest income	$202	$163	$148	24%	10%
Interest expense	(628)	(471)	(516)	33%	(9)%
2025 Compared to 2024
Interest income increased 24%, to $202 million for the year ended December 31, 2025. Interest expense increased 33%, to $628 million for the year ended December 31, 2025. Higher interest income is the result of higher average balances in cash and cash equivalents in the first half of the current year as well as higher balances in marketable securities and other short-term investments related to funding strategies in Argentina in the current year. Higher interest expense is the result of higher debt levels to finance the Viterra Acquisition.
2024 Compared to 2023
Interest income increased 10%, to $163 million for the year ended December 31, 2024. Interest expense decreased 9%, to $471 million for the year ended December 31, 2024. Higher interest income is the result of higher balances in cash and cash equivalents for the year ended December 31, 2024. Lower interest expense is the result of lower interest rates.
Liquidity and Capital Resources
Our main financial objectives are to prudently manage financial risks, ensure consistent access to liquidity, and minimize cost of capital in order to efficiently finance our business and maintain balance sheet strength. We generally finance our ongoing operations with cash flows generated from operations, issuances of commercial paper, borrowings under various bilateral and syndicated revolving credit facilities, term loans, and proceeds from the issuance of senior notes. Acquisitions and long-lived assets are generally financed with a combination of equity and long-term debt.
Working Capital

	As of December 31,
(US$ in millions, except current ratio)	2025	2024
Cash and cash equivalents	$1,135	$3,311
Trade accounts receivable, net	3,870	2,148
Inventories	13,198	6,491
Other current assets(1)	6,188	4,008
Total current assets	$24,391	$15,958
Short-term debt	$3,883	$875
Current portion of long-term debt	1,337	669
Trade accounts payable	4,881	2,777
Current operating lease obligations	499	286
Other current liabilities(2)	4,527	2,828
Total current liabilities	$15,127	$7,435
Working capital(3)	$9,264	$8,523
Current ratio(3)	1.61	2.15
(1)Comprises Time deposits under trade structured finance program, Assets held for sale and Other current assets.
(2)Comprises Letter of credit obligations under trade structured finance program, Liabilities held for sale and Other current liabilities.
(3)Working capital is defined as Total current assets less Total current liabilities; Current ratio represents Total current assets divided by Total current liabilities.

2025 Bunge Annual Report
Working capital was $9,264 million at December 31, 2025, an increase of $741 million from working capital of $8,523 million at December 31, 2024.
Cash and Cash Equivalents - Cash and cash equivalents were $1,135 million at December 31, 2025, a decrease of $2,176 million from $3,311 million at December 31, 2024. Cash balances are managed in accordance with our investment policy, the objectives of which are to preserve the principal value of our cash assets, maintain a high degree of liquidity, and deliver competitive returns subject to prevailing market conditions. Cash balances are typically invested in short-term deposits, money market funds, and commercial paper programs with highly-rated financial institutions and in U.S. government securities. Please refer to the Cash Flows section of this report, below, for details regarding the primary factors giving rise to the change in Cash and cash equivalents during the year ended December 31, 2025.
Trade accounts receivable, net - Trade accounts receivable, net were $3,870 million at December 31, 2025, an increase of $1,722 million from $2,148 million at December 31, 2024. The increase was primarily due to an increase of receivables outstanding as of December 31, 2025 from the Acquisition of Viterra and increased Net sales in the current period driven by factors described in the Segment Overview and Results of Operations section above.
Inventories - Inventories were $13,198 million at December 31, 2025, an increase of $6,707 million from $6,491 million at December 31, 2024. The increase was primarily due to increased inventory balances from the Acquisition of Viterra. In addition, the increase was due to higher volumes as well as slightly higher prices on certain commodities.
Readily marketable inventories ("RMI") comprise agricultural commodity inventories, such as soybeans, soybean meal, soybean oil, corn, softseeds, softseed oil, and wheat that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Total RMI reported at fair value were $11,361 million and $5,224 million at December 31, 2025 and 2024, respectively (see Note 5- Inventories, to our consolidated financial statements).
Other current assets - Other current assets were $6,188 million at December 31, 2025, an increase of $2,180 million from $4,008 million at December 31, 2024. The increase is primarily due to an increase of Other current assets as of December 31, 2025 from the Acquisition of Viterra. In addition, the increase was also attributable to an increase in secured advances to suppliers, net as improved market conditions in Brazil have led to an increase in new advances in the current period, an increase in marketable securities and other short term investments as a result of strategic investment opportunities in South America, higher assets held for sale related to our European margarines and spreads business (see Note 2- Acquisitions and Dispositions to our consolidated financial statements), and an increase in margin deposits. These increases were partially offset by lower unrealized gains on derivative contracts as a result of volatile commodity prices, the collection of an insurance recovery receivable related to the business interruption resulting from the Ukraine-Russia war (see Note 6- Other Current Assets to our consolidated financial statements), and a decrease in disposition receivable reflecting the collection of a deferred payment in connection with the sale of BP Bunge Bioenergia, partially offset by the recognition of a disposition receivable in connection with the sale of 40% of our interest in BISA, our Spanish operating subsidiary (see Note 2- Acquisitions and Dispositions to our consolidated financial statements).
Short-term debt - Short-term debt, including the Current portion of long-term debt, was $5,220 million at December 31, 2025, an increase of $3,676 million from $1,544 million at December 31, 2024. The higher Short-term debt level at December 31, 2025 compared to December 31, 2024 is primarily due to increased borrowings under one of our revolving credit facilities, the commercial paper program, and increased borrowings by operating companies on local bank facilities to fund working capital requirements, which includes additional Short-term debt outstanding as of December 31, 2025 from the Acquisition of Viterra. In addition, increased short-term debt levels resulted from an increase in the Current portion of long-term debt associated with two tranches of senior notes maturing in 2026, partially offset by the repayment of $600 million senior notes which matured in the current period.
Trade accounts payable - Trade accounts payable were $4,881 million at December 31, 2025, an increase of $2,104 million from $2,777 million at December 31, 2024. The increase in Trade accounts payable was primarily due to an increase in payables outstanding as of December 31, 2025 from the Acquisition of Viterra, higher inventory volumes, and slightly higher prices on certain commodities.
Other current liabilities - Other current liabilities were $4,527 million at December 31, 2025, an increase of $1,699 million from $2,828 million at December 31, 2024. The increase was primarily due to an increase of Other current liabilities outstanding as of December 31, 2025 from the Acquisition of Viterra. In addition, the increase is due to higher dividends payable (see Note 22- Equity to our consolidated financial statements), higher liabilities held for sale related to our European margarines and spreads business (see Note 2- Acquisitions and Dispositions to our consolidated financial statements), and contingent consideration related to our acquisition of ViOil (see Note 2- Acquisitions and Dispositions to our consolidated financial statements).

2025 Bunge Annual Report

Debt
As highlighted in Note 17- Debt and discussed further below, we utilize a variety of debt financing structures to maintain financial flexibility to meet our various financial objectives.
Revolving Credit Facilities—At December 31, 2025, we had $9,065 million unused and available committed borrowing capacity comprising committed revolving credit facilities. The following table summarizes these facilities for the years presented:

		Committed Capacity	Borrowings Outstanding
Revolving Credit Facilities (1)	Maturities	December 31, 2025	December 31, 2025	December 31, 2024
$1.1 Billion 364-day Revolving Credit Agreement	2026	$1,100	$—	$—
$3.5 Billion Revolving Facility Agreement	2028	3,500	600	—
$4.2 Billion Revolving Credit Agreement	2030	4,200	—	—
$865 Million Revolving Credit Agreement	2030	865	—	—
Total Revolving Credit Facilities		$9,665	$600	$—
(1)See Note 17- Debt for further information on these programs.
Commercial Paper Program - The following table summarizes the facility as of the periods presented:

(US$ in millions)	Program Capacity	Borrowings Outstanding
Commercial Paper Program(1)	December 31, 2025	December 31, 2025	December 31, 2024
$3 Billion Commercial Paper Program	$3,000	$300	$—
(1) The short-term credit ratings of the commercial paper program require Bunge to keep same day unused committed borrowing capacity under its long-term committed credit facilities in an amount greater or equal to the amount of commercial paper issued and outstanding.
Short and long-term debt—

	As of December 31,
US$ in millions	2025	2024
Short-term debt	$3,883	$875
Long-term debt, including current portion	10,168	5,363
Total debt	$14,051	$6,238

	Year Ended December 31,
	2025	2024
Average total debt outstanding	$11,153	$5,480
Our total debt increased by $7,813 million to $14,051 million at December 31, 2025, from $6,238 million at December 31, 2024, primarily due to an increase in short-term borrowings as described above and an increase in long-term debt, including current portion, resulting from the issuance of two tranches of senior notes for an aggregate principle amount of $1.3 billion in August 2025 and borrowings outstanding of $1.3 billion on term loans due in 2028 drawn in June 2025 to finance the Viterra Acquisition. In addition, in the third quarter of 2025, Bunge completed exchange offers which resulted in exchanging $1.92 billion of existing senior notes of Viterra for new notes issued by Bunge Limited Finance Corp ("BLFC"), a wholly owned finance subsidiary of Bunge, and completed the European consent solicitation to become the issuer and guarantor of a 700 million Euro aggregate principal amount of 1.000% senior unsecured note due 2028 originally issued by Viterra. These increases were partially offset by the repayment of $600 million senior notes which matured in the current period. See Note 17- Debt to our consolidated financial statements for further information.
From time to time, through our financing subsidiaries, we enter into bilateral short-term credit lines as necessary. At December 31, 2025, there were $900 million of borrowings outstanding under these bilateral short-term credit lines, compared

2025 Bunge Annual Report
to no borrowing outstanding at December 31, 2024. The increase in the current period is primarily to support working capital requirements as a result of the Acquisition of Viterra.
In addition, Bunge's operating companies had $2,083 million and $875 million in short-term borrowings outstanding from local bank lines of credit at December 31, 2025, and 2024, respectively, to support working capital requirements.
Registered Senior Notes — BLFC had the following outstanding debt securities (collectively referred to as the "BLFC Notes") registered under the requirements of the Securities Act of 1933, as amended, at December 31, 2025.

(US$ in millions)	Aggregate Principal Amount Outstanding	Balance Outstanding
2.00% Senior Notes due 2026	$580	575
3.25% Senior Notes due 2026	700	700
4.90% Senior Notes due 2027	440	443
3.75% Senior Notes due 2027	600	599
4.10% Senior Notes due 2028	400	398
4.20% Senior Notes due 2029	800	794
4.55% Senior Notes due 2030	650	645
3.20% Senior Notes due 2031	599	557
2.75% Senior Notes due 2031	1,000	994
5.25% Senior Notes due 2032	300	307
4.65% Senior Notes due 2034	800	791
5.15% Senior Notes due 2035	650	643
Bunge unconditionally guarantees BLFC's obligations with respect to the BLFC Notes. Bunge's guarantees are unsecured and unsubordinated obligations of Bunge and rank equally with all other unsecured and unsubordinated obligations of Bunge. The guarantees provide that in the event of a default in payment of principal of, or interest on, BLFC Notes of a particular series, the holder of such series of senior debt securities may institute legal proceedings directly against Bunge to enforce the applicable guarantee without first proceeding against BLFC.
As a holding company, Bunge is dependent upon dividends, loans, or advances or other intercompany transfers of funds from its subsidiaries to meet its obligations, including its obligations under the guarantee. The ability of certain of its subsidiaries to pay dividends and make other payments to Bunge may be restricted by, among other things, applicable laws, as well as agreements to which those subsidiaries may be party. Therefore, the ability of Bunge to make payments with respect to the guarantee may be limited. The BLFC Notes effectively rank junior to all liabilities of Bunge's subsidiaries (other than BLFC). In the event of a bankruptcy, liquidation, or dissolution of a subsidiary (other than BLFC) and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to Bunge as a shareholder or otherwise.
Credit Ratings—Bunge's debt ratings and outlook by major credit rating agencies at December 31, 2025 were as follows:

	Short-term Debt(1)	Long-term Debt	Outlook
Standard & Poor's	A-2	A-	Stable
Moody's	P-2	Baa1	Stable
Fitch	F-2	BBB+	Stable
(1)Short-term debt rating applies only to the commercial paper program with BLFC as the issuer.
Following the announcement of the Viterra Acquisition, all three rating agencies reviewed our credit ratings and published updated credit opinions on us, reflecting their views of the credit profile of the Company both on a standalone basis, and a pro-forma at closing basis. Recent rating agency actions include the following:
•Standard & Poor's upgraded Bunge’s credit rating to A- on July 2, 2025 and removed CreditWatch Positive outlook and assigned a Stable outlook;
•Standard & Poor's also assigned a A- issue-level rating to Bunge's outstanding $1 billion unsecured term loan due 2028 and Bunge's previously issued $2 billion Senior Notes;
•Moody’s upgraded Bunge’s long-term debt credit rating to Baa1 on August 1, 2024 with stable outlook; and affirmed the rating on July 28, 2025.

2025 Bunge Annual Report
•Fitch upgraded Bunge’s long-term debt credit rating to BBB+ on September 5, 2024 with stable outlook; and affirmed the rating on July 2, 2025.
Our debt agreements do not have any credit rating downgrade triggers that would accelerate maturity of our debt. However, credit rating downgrades would increase borrowing costs under our syndicated credit facilities (a credit rating upgrade, on the other hand, would reduce our borrowing cost) and, depending on their severity, could impede our ability to obtain credit facilities or access the capital markets in the future on competitive terms. A significant increase in our borrowing costs could impair our ability to compete effectively in our business relative to competitors with higher credit ratings.
Our credit facilities and certain senior notes require us to comply with specified financial covenants, including minimum current ratio, maximum debt to capitalization ratio, and limitations on secured indebtedness. We were in compliance with these covenants as of December 31, 2025.
Trade Receivable Securitization Program
Bunge and certain of its subsidiaries participate in a trade receivables securitization program (the "Program") with a financial institution, as administrative agent, and certain commercial paper conduit purchasers and committed purchasers (collectively, the "Purchasers"). The Program is designed to enhance our financial flexibility by providing an additional source of liquidity for our operations. As referenced in Note 4- Trade Accounts Receivable and Trade Receivable Securitization Program, the aggregate size of the program is $1.5 billion, with an accordion feature of $1 billion. The Program terminates on May 17, 2031; however, each committed purchaser's commitment to purchase trade receivables under the Program will terminate on December 15, 2026, with a feature that permits us to request 364-day extensions.
Under the Program's pledge structure, Bunge Securitization B.V. ("BSBV"), a consolidated bankruptcy remote special purpose entity, transfers certain trade receivables to the Purchasers in exchange for a cash payment up to the aggregate size of the Program. Bunge also retains ownership of a population of unsold receivables. BSBV agrees to guarantee the collection of sold receivables and grants a lien to the administrative agent on all unsold receivables. Collections on unsold receivables and guarantee payments are classified as operating activities in our consolidated statements of cash flows. Bunge’s risk of loss following the sale of the trade receivables is substantially the same and limited to the assets of BSBV, primarily comprised of unsold receivables pledged to the administrative agent.
Interest Rate Swap Agreements
We may use interest rate swaps in hedge accounting relationships and record the swaps at fair value in the consolidated balance sheets with changes in fair value recorded contemporaneously in earnings. Additionally, the carrying amount of the associated debt is adjusted through earnings for changes in fair value due to changes in benchmark interest rates. See Note 16- Derivative Instruments and Hedging Activities to our consolidated financial statements.
Equity
Total equity is set forth in the following table:

	December 31,
(US$ in millions)	2025	2024
Registered shares	$2	$1
Additional paid-in capital (1)	9,841	5,325
Retained earnings	13,152	12,838
Accumulated other comprehensive loss	(6,084)	(6,702)
Treasury shares, at cost (2025—15,103,107 and 2024—21,318,307) (1)	(1,007)	(1,549)
Total Bunge shareholders' equity	15,904	9,913
Noncontrolling interests	1,465	1,032
Total equity	$17,369	$10,945
(1)    In the fourth quarters of 2025 and 2024, Bunge Global SA cancelled 12,382,610 and 6,146,930 shares held in treasury totaling $1,045 million and $572 million, respectively. See Note 22- Equity to our consolidated financial statements.
Total Bunge shareholders' equity was $15,904 million at December 31, 2025 compared to $9,913 million at December 31, 2024. The increase was primarily due to Bunge stock issued as consideration in the Acquisition of Viterra of $5,340 million, $816 million of Net income attributable to Bunge shareholders, $567 million of income in Accumulated other comprehensive loss resulting from favorable foreign exchange translation adjustments, and a $240 million increase resulting

2025 Bunge Annual Report
from the sale of a redeemable noncontrolling interest in our Spanish operating subsidiary (see Note 2- Acquisitions and Dispositions to our consolidated financial statements) impacting both Additional paid-in capital and Accumulated other comprehensive loss. These increases were partially offset by share repurchases of $551 million and $502 million of declared dividends to shareholders, as described in Note 22- Equity to our consolidated financial statements.
Noncontrolling interests increased to $1,465 million at December 31, 2025 from $1,032 million at December 31, 2024 primarily due to acquired Noncontrolling interests of $441 million from the Acquisition of Viterra, $34 million of income from favorable foreign exchange translations adjustments in Accumulated other comprehensive loss, $24 million of Net income attributable to noncontrolling interests, and $32 million of contributions from noncontrolling interests. These increases were partially offset by an $89 million reduction on the acquisition of noncontrolling interest in Terminal de Granéis de Santa Catarina ("TGSC") (see Note 11- Investments in Affiliates and Variable Interest Entities to our consolidated financial statements).
Share repurchase program - As noted in Note 22- Equity, on November 13, 2024, Bunge Global SA's Board approved the expansion of an existing share repurchase program by an additional $500 million bringing total authorizations under the program since inception to $2.7 billion. The program continues to have an indefinite term. As of December 31, 2025, a total of 26,417,080 shares were repurchased under the program for $2.5 billion with an aggregate purchase authorization of approximately $249 million remaining outstanding for repurchases under the program. During the twelve months ended December 31, 2025, Bunge repurchased 6,749,341 shares for $551 million.
Cash Flows

	Year ended December 31,
(US$ in millions)	2025	2024
Cash provided by operating activities	$844	$1,900
Cash used for investing activities	(5,227)	(1,114)
Cash provided by (used for) financing activities	2,229	(90)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(8)	9
Net (decrease) increase in cash and cash equivalents and restricted cash	$(2,162)	$705
Our cash flows from operations vary depending on, among other items, Net income and the market prices and timing of the purchase and sale of our inventories. Generally, during periods when commodity prices are rising, our agribusiness operations require increased use of cash to support working capital to acquire inventories and fund daily settlement requirements on exchange traded futures that we use to minimize price risk related to the purchase and sale of our inventories.
2025 Compared to 2024
For the year ended December 31, 2025, our cash and cash equivalents and restricted cash decreased $2,162 million, compared to an increase of $705 million for the year ended December 31, 2024.
Operating: Cash provided by operating activities was $844 million for the year ended December 31, 2025, compared to $1,900 million for the year ended December 31, 2024, a decrease of $1,056 million. The decrease was primarily due to lower reported net income during the year ended December 31, 2025 compared to the year ended December 31, 2024 as discussed in the Segment Overview and Results of Operations section above as well as an overall reduction to net changes in working capital driven by the drivers discussed in Working Capital section above.
Certain of our non-U.S. operating subsidiaries are primarily funded with U.S. dollar-denominated debt, while currency risk is hedged with U.S. dollar-denominated assets. The functional currency of our operating subsidiaries is generally the local currency. The financial statements of our subsidiaries are calculated in the functional currency, and when the local currency is the functional currency, translated into U.S. dollars. U.S. dollar-denominated loans are remeasured into their respective functional currencies at exchange rates at the applicable balance sheet date. Also, certain of our U.S. dollar functional operating subsidiaries outside the U.S. are partially funded with local currency borrowings, while the currency risk is hedged with local currency denominated assets. Local currency loans in U.S. dollar functional currency subsidiaries outside the U.S. are remeasured into U.S. dollars at the exchange rate on the applicable balance sheet date. The resulting gain or loss is included in our consolidated statements of income as Foreign exchange (losses) gains - net. For the year ended December 31, 2025, we recorded a foreign currency gain on net debt of $216 million largely due to the strengthening of the Brazilian real in the current year versus a foreign currency loss on net debt for the year ended December 31, 2024 of $174 million, which were included as adjustments to reconcile Net income to Cash provided by operating activities in the line item "Foreign exchange (gain) loss on net debt" in our consolidated statements of cash flows. This adjustment is required as the gains and losses are non-cash items that arise from financing activities and therefore will have no impact on cash flows from operations.

2025 Bunge Annual Report
Investing: Cash used for investing activities was $5,227 million for the year ended December 31, 2025 compared to $1,114 million for the year ended December 31, 2024, an increase of $4,113 million. The increase was primarily due to cash payments for the Acquisition of Viterra, net of cash acquired, of $4,116 million in addition to payments for the acquisition of ViOil, as well as higher payments for investments, as a result of certain cash deployment strategies in Argentina, lower proceeds in the current year compared to the prior year from the sale of our investment in affiliate, BP Bunge Bioenergia, and higher spend on capital projects. The increase was partially offset by the current period receipts of $470 million in proceeds from the sale of Bunge's corn milling business in North America and $457 million, net of cash, related to the EU Oilseeds divestment, both as further described in Note 2- Acquisitions and Dispositions to our consolidated financial statements, as well as higher proceeds from investments, due to the cash deployment strategies described above.
Financing: Cash provided by financing activities was $2,229 million for the year ended December 31, 2025 compared to cash used for financing activities of $90 million for the year ended December 31, 2024, an increase of $2,319 million. The increase was primarily due to an increase in net cash proceeds of short and long-term debt of $1,679 million resulting from our use of our revolving credit facilities, the commercial paper program, and draws on long term debt facilities to both fund the Acquisition of Viterra, as well as for current and future working capital requirements. Additionally, the increase was due to $206 million in proceeds received from the sale of redeemable noncontrolling interest related to our Spanish operating subsidiary (see Note 2- Acquisitions and Dispositions to our consolidated financial statements) in addition to less cash used for share repurchases in the current period compared to the prior period. These increases were partially offset by higher cash dividends and an $18 million payment for the acquisition of noncontrolling interest in TGSC (see Note 11- Investments in Affiliates and Variable Interest Entities to our consolidated financial statements).
For a comparison of cash flows for the fiscal years ended December 31, 2024 and 2023, see Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bunge Global SA's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025.
Capital Expenditures
Our cash payments made for capital expenditures were $1,723 million and $1,376 million for the years ended December 31, 2025 and 2024, respectively. The increase in capital expenditures compared to the prior year was primarily due to higher spend on capital projects in North America and additional spend as a result of the Acquisition of Viterra. We intend to make capital expenditures in the range of $1.5 billion to $1.7 billion in 2026. Our priorities for 2026 are to maintain the cash generating capacity of our assets through non-discretionary projects, such as maintenance, safety and compliance, as well as discretionary investments in growth and productivity projects, focusing on our strategy to strengthen our oilseeds platform, increase participation in biofuels and plant-based proteins, and grow our value-added oils business. These discretionary and non-discretionary capital investments will also help us achieve certain of our environmental and sustainability related objectives. We intend to fund these capital expenditures primarily with cash flows from operations and cash on hand.

Off-Balance Sheet Arrangements
Guarantees and Indemnifications
Please refer to Note 20- Commitments and Contingencies to our consolidated financial statements included as part of this Annual Report on Form 10-K for details concerning our off-balance sheet arrangements related to guarantees and indemnifications.

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Contractual Obligations
The following table summarizes our scheduled contractual obligations and their expected maturities at December 31, 2025, and the effect such obligations are expected to have on our liquidity and cash flows in the future periods indicated.

	Payments due by period
(US$ in millions)	Total	2026	2027 - 2028	2029 - 2030	2031 and thereafter
Short-term debt	$3,883	$3,883	$—	$—	$—
Long-term debt, including current portion(1)	10,412	1,378	4,128	1,517	3,389
Variable interest rate obligations	225	106	119	—	—
Interest obligations on fixed rate debt	1,488	299	467	359	363
Non-cancelable lease obligations(2)	1,992	568	642	295	487
Capital commitments	288	285	3	—	—
Freight supply agreements(3)	296	296	—	—	—
Inventory purchase commitments	333	329	3	1	—
Power supply purchase commitments	85	51	31	3	—
Other commitments and obligations(4)	800	343	259	100	98
Total contractual cash obligations(5)	$19,802	$7,538	$5,652	$2,275	$4,337
(1)Includes components of long-term debt attributable to unamortized premiums of $116 million and excludes components of long-term debt attributable to fair value hedge accounting of $128 million.
(2)Represents future minimum payments under non-cancelable leases with initial terms of one year or more. Minimum lease payments have not been reduced by minimum sublease income receipts of $73 million due in future periods under non-cancelable subleases.
(3)Represents purchase commitments for voyage and time on ocean freight vessels and railroad freight lines for the purpose of transporting agricultural commodities. The ocean freight service agreements are short term contracts with a duration of less than a year. Ocean freight service agreements with terms in excess of one year are included in non-cancelable lease obligations. The railroad freight service agreements require a minimum monthly payment regardless of the actual level of freight services used. The costs of our freight supply agreements are typically passed through to our customers as a component of the prices we charge for our products. However, changes in the market value of such freight services compared to the rates at which we have contracted them may affect margins on the sales of agricultural commodities.
(4)Represents other purchase commitments and obligations, such as take-or-pay contracts, throughput contracts, and debt commitment fees.
(5)Does not include estimated payments of liabilities associated with uncertain income tax positions. As of December 31, 2025, Bunge had uncertain income tax liabilities of $77 million, including interest and penalties. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with these tax liabilities; therefore, such amounts are not included in the above contractual obligations table. See Note 14- Income Taxes to our consolidated financial statements.

Employee Benefit Plans
We expect to contribute $19 million to our defined benefit pension plans and $6 million to our postretirement benefit plans in 2026. In the fourth quarter of 2025, we settled the U.S. Pension Plan through a lump sum buyout and conversion of a previously acquired third-party insurance buy-in contract to a buy-out arrangement. In connection with the settlement, the Company realized a pre-tax settlement loss of $118 million within Other income - net on the consolidated statements of income, comprising a $6 million settlement of the related defined benefit plan obligations, as well as the reclassification of $124 million from Accumulated other comprehensive loss. See Note 18- Employee Benefit Plans for further information.

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Critical Accounting Policies and Estimates
Our accounting policies are more fully described in Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies to our consolidated financial statements included as part of this Annual Report on Form 10-K. As disclosed in Note 1, the preparation of financial statements in conformity with U.S. GAAP requires management to make substantial judgments or estimates in their application that may significantly affect reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.
Foreign Currency Transactions and Translation of Foreign Currency Financial Statements
Our reporting currency is the U.S. dollar. The functional currency of the majority of our foreign subsidiaries is their local currency. The determination of functional currency may require significant judgment to identify the currency of the primary economic environment in which a subsidiary operates. This may include an evaluation of a number of economic factors including cash flow, sales price, sales market, expense, and financing indicators, as well as the extent of the subsidiary’s intra-entity transactions. However, in accordance with U.S. GAAP, if a foreign entity's economy is determined to be highly inflationary, then such foreign entity's financial statements are remeasured as if the functional currency were the reporting currency.
Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gain or loss is included in our consolidated statements of income as Foreign exchange (losses) gains - net unless the remeasurement gain or loss relates to an intercompany transaction that is of a long-term investment nature and for which settlement is neither planned nor anticipated in the foreseeable future, in which case the remeasurement gain or loss is reported as a component of Accumulated other comprehensive loss in our consolidated balance sheets.
At period-end, amounts included in the consolidated statements of income, comprehensive income, cash flows, and changes in equity are translated using average exchange rates during each period. Assets and liabilities are translated at period-end exchange rates and resulting foreign currency translation adjustments are recorded in the consolidated balance sheets as a component of Accumulated other comprehensive loss.
Inventories and Commodity Derivatives
Our RMI, forward RMI purchase and sale contracts, and exchange-traded futures and options are primarily valued at fair value. RMI are freely-traded, have quoted market prices, may be sold without significant additional processing and have predictable and insignificant disposal costs (see Note 5- Inventories to our consolidated financial statements for RMI balances as of December 31, 2025). We estimate the fair values of commodity inventories and forward purchase and sale contracts on these inventories based on commodity futures exchange quotations, broker or dealer quotations, or market transactions in either listed or over-the-counter ("OTC") markets with appropriate adjustments for differences in local markets where our inventories are located. Certain inventories may utilize significant unobservable data related to local market adjustments to determine fair value. The significant unobservable inputs for RMI and physically-settled forward purchase and sale contracts relate to certain management estimates regarding transportation costs and other local market or location-related adjustments, primarily freight-related adjustments in the interior of Brazil and the lack of market corroborated information in Canada. In both situations, we use proprietary information such as purchase and sale contracts and contracted prices to value freight, premiums, and discounts in our contracts. Counterparty credit and performance risk on forward commodity purchase and sale contracts is included in the determination of fair value. From time to time, we have experienced instances of counterparty non-performance as a result of significant declines in counterparty profitability under these contracts due to movements in commodity prices between the time the contracts were executed and the contractual forward delivery period. However, based on historical experience with our suppliers and customers, our own credit risk, and knowledge of current market conditions, we do not view non-performance risk to be a significant input to fair value for the majority of our forward commodity purchase and sale contracts.
Changes in the fair values of these inventories and contracts are recognized in our consolidated statements of income as a component of Cost of goods sold. If we used different methods or factors to estimate fair values, amounts reported as Inventories and Unrealized gains and losses on derivative contracts in the consolidated balance sheets and Cost of goods sold in the consolidated statements of income could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as Inventories, Unrealized gains and losses on derivative contracts, and Cost of goods sold could differ. See Note 15- Fair Value Measurements to our consolidated financial statements for further details of commodity inventories and forward purchase and sale contracts on these inventories carried at fair value.

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Derivatives - Designated Hedging Activities
We manage currency risk on certain forecasted purchases, sales and selling, general and administrative expenses with currency forwards designated as cash flow hedges and we utilize cross-currency swaps to manage currency risk on foreign currency-denominated debt. Assuming normal market conditions, the change in the market value of such derivative instruments has historically been, and is expected to continue to be, highly effective at offsetting changes in the cash flows of the hedged item attributable to changes in currency exchange rates. Gains and losses arising from open and closed hedging transactions are deferred in Accumulated other comprehensive loss, net of applicable income taxes, and recognized as a component of earnings in the consolidated statement of income in the same caption as the hedged items when the hedged item is recognized in earnings. If it is determined that the derivative hedging instruments are no longer effective at offsetting changes in the cash flows of the hedged item attributable to changes in currency exchange rates, then the changes in the market value of the derivative instrument would be recorded immediately in the consolidated statements of income in the same caption as the hedged items. See Note 16- Derivative Instruments and Hedging Activities to our consolidated financial statements for further details and impacts of cash flow hedges on the consolidated financial statements.
Business Combinations
We account for business combinations under the acquisition method of accounting, which requires consideration transferred to be allocated to the assets acquired and liabilities assumed at their respective fair value at the date of the acquisition. The excess of the consideration transferred over the fair value of the identifiable assets acquired and the liabilities assumed is recorded as goodwill.
We use various valuation methods to estimate the acquisition date fair value depending on the nature of the underlying asset or liability, including the income approach, market approach, and cost approach. For example, to determine the fair value of Property, plant, and equipment acquired as part of the Viterra Acquisition, we primarily utilized the cost approach, including replacement cost and trended cost methodologies.
Determining fair value requires significant estimates and assumptions based on an evaluation of a number of factors, including market participants, projected growth rates, replacement cost, the amounts and timing of future cash flows, the discount rates applied to the cash flows, and the determination of useful life of an asset. For significant acquisitions, including the Viterra Acquisition in the current year, we engage third-party valuation specialists to assist in estimating the fair value of certain assets acquired and liabilities assumed.
During the measurement period, which is up to one year from the acquisition date, adjustments may be made to the preliminary amounts recorded at the acquisition date, with the corresponding offset recorded to goodwill. Measurement period adjustments will be recorded in the period determined, as if it had been completed at the acquisition date. Upon conclusion of the measurement period, any subsequent adjustments are recorded to earnings. As of December 31, 2025, the measurement period is ongoing for the Viterra Acquisition. See Note 2- Acquisitions and Dispositions to our consolidated financial statements for further information on current year acquisitions.
Goodwill
Goodwill represents the excess consideration over the fair value assigned to identifiable assets and liabilities, including intangible assets, of a business acquired. Our goodwill balance is not amortized to expense. Instead, it is tested for impairment at least annually. We generally perform our annual impairment analysis during the fourth quarter, from an income approach using a discounted cash flow ("DCF") method and/or a market approach using a guideline public companies ("GPC") method. If events or indicators of impairment occur between annual impairment analyses, we perform an impairment analysis at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant asset. In testing for a potential impairment of goodwill, we: (1) determine our reporting units; (2) allocate goodwill to our various reporting units to which the acquired goodwill relates; (3) determine the carrying value, or book value, of our reporting units; (4) estimate the fair value of each reporting unit using a discounted cash flow model and/or a market multiples model based on guideline public companies; (5) compare the fair value of each reporting unit to its carrying value; and (6) if the estimated fair value of a reporting unit is less than the carrying value, we recognize an impairment charge for such amount, but not exceeding the total amount of goodwill allocated to that reporting unit.
The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis, including the identification of our reporting units, identification and allocation of the assets and liabilities to each of our reporting units, and determination of fair value. In estimating the fair value of a reporting unit for the purposes of our annual or periodic impairment analysis, we make estimates and significant judgments about the future cash flows of that reporting unit aligned with management’s strategic business plans. We believe the assumptions and estimates used are appropriate based on the information currently available to management. Critical estimates in the determination of fair value

2025 Bunge Annual Report
under the income approach include, but are not limited to, assumptions about variables such as commodity prices, crop and related throughput and production volumes, gross profit, future capital expenditures, other expenses, and discount rates, all of which are subject to a high degree of judgment. Critical estimates in the determination of fair value under the market approach include, but are not limited to, determination of the guideline public companies and selection of the market multiples. Changes in judgment related to these assumptions and estimates could result in goodwill impairment charges.
In connection with the Acquisition of Viterra, the Company updated its segment reporting to align with its new value chain operational structure, resulting in changes to our reporting units. The results of our annual impairment assessment, performed on October 1, 2025, indicated that the estimated fair values of each of our goodwill reporting units exceeded each of their carrying values by a substantial amount, with the exception of Grain Merchandising and Global Cotton, which exceeded their carrying values by approximately 9% and by approximately 15%, respectively. As of December 31, 2025, we had $593 million and $47 million of goodwill in our Grain Merchandising reporting unit and Global Cotton reporting unit, respectively. See Note 8- Goodwill, to our consolidated financial statements.
The Grain Merchandising and Global Cotton reporting units are both included within our Grain Merchandising and Milling reportable segment and include assets acquired and liabilities assumed as part of the Viterra Acquisition. The Viterra Acquisition was accounted for as a business combination using the acquisition method of accounting that requires assets acquired and liabilities assumed to be recognized at fair value as of the date of the transaction close. See Note 2- Acquisitions and Dispositions to our consolidated financial statements for further information. The close proximity of the Acquisition date to the 2025 goodwill impairment test contributed in part to the ratios of excess fair value over carrying value noted above.
Grain Merchandising: During the fourth quarter of 2025, we performed our annual impairment assessment of the Grain Merchandising reporting unit using both a DCF method and a GPC method, giving equal weight to each. We determined equal weight was appropriate as the DCF method captured the growth and gross profit expectations specific to the reporting unit; whereas the GPC method captured market-specific factors using a reasonably similar set of guideline public companies.
In addition to the impact of the Viterra Acquisition noted above, general market downturns and higher interest rates negatively impacted the fair value of the Grain Merchandising reporting unit. The fair value estimates for this reporting unit are sensitive to significant assumptions, including crop and related throughput volumes, gross profit, and discount rate.
Global Cotton: During the fourth quarter of 2025, we performed our annual impairment assessment of the Global Cotton reporting unit using a DCF method. We determined a full weighting of the DCF method was appropriate primarily driven by the lack of available guideline public companies from which to compare relevant market data. The fair value estimates for this reporting unit are sensitive to significant assumptions, including crop and related throughput volumes, gross profit, and discount rate.
While management believes its estimates of fair value for all reporting units are reasonable, actual financial results may vary due to the inherent uncertainty in such estimations. Changes in future estimates or performance could result in the carrying value of a reporting unit exceeding its fair value.
Property, Plant and Equipment and Other Finite-Lived Intangible Assets
Long-lived assets include property, plant and equipment and other finite-lived intangible assets. Property, plant and equipment and finite-lived intangible assets are depreciated or amortized over their estimated useful life on a straight line basis. When facts and circumstances indicate the carrying values of these assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to the undiscounted projected future cash flows to be generated by such assets from their use and ultimate disposal. If the carrying value of our assets is not recoverable, we recognize an impairment loss in the amount that carrying value exceeds fair value. Impairment is recognized as a charge against results of operations. Our judgments related to the expected useful lives of these assets and our ability to realize undiscounted cash flows in excess of the carrying amount of such assets are affected by factors such as the ongoing maintenance of the assets, changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of these assets, changes in these factors could cause us to realize material impairment charges.

2025 Bunge Annual Report
Investments in Affiliates
We have investments in various unconsolidated joint ventures accounted for using the equity method, minus impairment. We review our investments annually or when events or circumstances indicate that a potential decline in value may be other than temporary. We consider various factors in determining whether to recognize an impairment charge, including the length of time the fair value of the investment is expected to be below its carrying value, the financial condition, operating performance and near-term prospects of the affiliate, and our intent and ability to hold the investment for a period of time sufficient to allow for recovery of the fair value. Critical estimates in the determination of the fair value include, but are not limited to, future expected cash flows, revenue growth, and discount rates. If we used different methods or factors to estimate fair value, the amount of recorded impairment and the carrying value of our investments could differ. Please refer to Note 10- Impairments and Note 11- Investments in Affiliates and Variable Interest Entities to our consolidated financial statements for further details.
Contingencies
We are a party to a large number of claims and lawsuits, primarily non-income tax and labor claims in Brazil and non-income tax claims in Argentina, and we make provisions for potential liabilities arising from such claims when we deem them probable and reasonably estimable. These estimates of probable loss have been developed in consultation with in-house and outside counsel and are based on an analysis of potential results, assuming a combination of litigation and settlement strategies. Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings. For more information on tax and labor claims in Brazil, see "Item 3. Legal Proceedings" and Note 20- Commitments and Contingencies to our consolidated financial statements.
Indemnifications
We have provided certain indemnifications in connection with our divestitures. In some instances, we have recorded indemnification liabilities upon inception measured at fair value in accordance with ASC 460, Guarantees and ASC 450, Contingencies. The estimates to determine the fair value prioritize observable inputs in accordance with ASC 820, Fair Value Measurement. Our estimation techniques often employ probability weighting, assigning probabilities to various outcomes and weighting the associated costs accordingly, based on consultations with internal experts. Changes in these assumptions and estimates could impact the recorded liability. For additional information on indemnifications, see Note 20- Commitments and Contingencies to our consolidated financial statements.
Income Taxes
We record valuation allowances to reduce our deferred tax assets to the amount that we are likely to realize. We apply a "more likely than not" threshold to the recognition and de-recognition of tax benefits. Accordingly, we recognize the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. We consider projections of future taxable income and prudent tax planning strategies to assess the need for and the amount of the valuation allowances. If we determine that we can realize a deferred tax asset in excess of our net recorded amount, we decrease the valuation allowance, thereby decreasing income tax expense. Conversely, if we determine that we are unable to realize all or part of our net deferred tax asset, we increase the valuation allowance, thereby increasing income tax expense. During 2025, we increased valuation allowances by $295 million, primarily attributable to purchase accounting recorded through goodwill, with a small portion related to current year operations offset by currency movement in certain jurisdictions.
The calculation of our uncertain tax positions involves complexities in the application of intricate tax regulations in a multitude of jurisdictions across our global operations. Future changes in judgment related to the ultimate resolution of unrecognized tax benefits will affect the earnings in the quarter of such change. At December 31, 2025, we had recorded uncertain tax positions of $77 million in our consolidated balance sheet. For additional information on income taxes, please refer to Note 14- Income Taxes to our consolidated financial statements.
Recoverable Taxes
We evaluate the collectability of our recoverable taxes and record allowances if we determine that collection is doubtful. Recoverable taxes include value-added taxes paid upon the acquisition of property, plant and equipment, raw materials and taxable services, as well as other transactional taxes, which can be recovered in cash or as compensation against income taxes, or other taxes we may owe, primarily in Brazil and Europe. Management's assumption about the collectability of recoverable taxes requires significant judgment because it involves an assessment of the ability and willingness of the applicable federal or local government to refund the taxes. The balance of these allowances fluctuates depending on the sales activity of existing inventories, purchases of new inventories, percentages of export sales, seasonality, changes in applicable tax rates, cash payments by the applicable government agencies and the offset of outstanding balances against income or certain other taxes owed to the applicable governments, where permissible. At December 31, 2025, the allowance for recoverable taxes was $46 million. We continue to monitor the economic environment and events taking place in the applicable countries and in cases where we determine that recovery is doubtful, recoverable taxes are reduced by allowances for the estimated unrecoverable amounts.

2025 Bunge Annual Report
New Accounting Pronouncements
See Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies to our consolidated financial statements included as part of this Annual Report on Form 10-K.

Item 7A.    Quantitative and Qualitative Disclosures About Market Risk
Risk Management
As a result of our global activities, we are exposed to changes in, among other things, agricultural commodity prices, transportation costs, foreign currency exchange rates, interest rates, energy costs, and inflationary pressures, which may affect our results of operations and financial position. We actively monitor and manage these various market risks associated with our business activities. Our risk management decisions take place in various locations, but exposure limits are centrally set and monitored, operating under a global governance framework. Additionally, our Board's Enterprise Risk Management Committee and our internal Management Risk Committee oversee our global market risk governance framework, including risk management policies and limits.
We use derivative instruments for the purpose of managing the exposures associated with commodity prices, transportation costs, foreign currency exchange rates, interest rates, energy costs, and for positioning our overall portfolio relative to expected market movements in accordance with established policies and procedures. We enter into derivative instruments primarily with commodity exchanges in the case of commodity futures and options and major financial institutions in the case of ocean freight. While these derivative instruments are subject to fluctuations in value, for hedged exposures those fluctuations are generally offset by the changes in the fair value of the underlying exposures. The derivative instruments that we use for hedging purposes are intended to reduce the volatility of our results of operations. However, they can occasionally result in earnings volatility, which may be material. See Note 15- Fair Value Measurements and Note 16- Derivative Instruments and Hedging Activities to our consolidated financial statements included as part of this Annual Report on Form 10-K for a more detailed discussion of our use of derivative instruments.
Credit and Counterparty Risk
Through our normal business activities, we are subject to significant credit and counterparty risks that arise through commercial sales and purchases, including forward commitments to buy or sell, and through various OTC derivative instruments that we use to manage risks inherent in our business activities. We define credit and counterparty risk as a potential financial loss due to the failure of a counterparty to honor its obligations. The exposure is measured based upon several factors, including unpaid accounts receivable from counterparties, as well as unrealized gains from forward purchase or sale contracts and OTC derivative instruments. Credit and counterparty risk also includes sovereign credit risk. We actively monitor credit and counterparty risk through regular reviews of exposures and credit analysis by regional credit teams, as well as a review by global and corporate committees that monitor counterparty performance. We record provisions for counterparty losses from time to time as a result of our credit and counterparty analysis.
During periods of tight conditions in global credit markets, downturns in regional or global economic conditions, and/or significant price volatility, credit and counterparty risks are heightened. This increased risk is monitored through, among other things, exposure reporting, increased communication with key counterparties, management reviews, and specific focus on counterparties or groups of counterparties that we may determine as high risk. We have reduced exposures and associated position limits in certain cases.
Commodities Risk
We operate in many areas of the food industry, from agricultural raw materials to the production and sale of branded food products. As a result, we purchase and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, palm oil (from crude to various degrees of refined products), softseeds (including sunflower seed, rapeseed, and canola) and related oil and meal derived from them, wheat, barley, shea nut, corn, sugar, and cotton. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors, including inflationary pressures, that may create price risk. As described above, we are also subject to the risk of counterparty non-performance under forward purchase and sale contracts. From time to time, we have experienced instances of counterparty non-performance as a result of significant declines in counterparty profitability under these contracts due to movements in commodity prices between the time the contracts were executed and the contractual forward delivery period.
We enter into various derivative contracts with the primary objective of managing our exposure to adverse price movements in the agricultural commodities used and produced in our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are

2025 Bunge Annual Report
generally a combination of volumetric, drawdown, and value-at-risk ("VaR") limits. We measure and review our commodity positions on a daily basis. We also employ stress-testing techniques in order to quantify our exposures to price and liquidity risks under non-normal or event driven market conditions.
Our daily net agricultural commodity position consists of inventory, forward purchase and sale contracts, and OTC and exchange-traded derivative instruments, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values of each agricultural commodity, calculated by valuing all of our commodity positions for the period at quoted market prices, where available, or by utilizing a close proxy. VaR is calculated on the net position and monitored at the 95% confidence interval. In addition, scenario analysis and stress testing are performed. For example, one measure of market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
(US$ in millions)	Fair Value	Market Risk	Fair Value	Market Risk
Highest daily aggregated position value	$1,307	$(131)	$762	$(76)
Lowest daily aggregated position value	$(611)	$(61)	$(407)	$(41)
Ocean Freight Risk
Ocean freight represents a significant portion of our operating costs. The market price for ocean freight varies depending on the supply and demand for ocean vessels, global economic conditions, inflationary pressure, and other factors. We enter into time charter agreements for time on ocean freight vessels based on forecasted requirements for the purpose of transporting agricultural commodities. Our time charter agreements generally have terms ranging from two months to approximately five years. We use financial derivatives, generally freight forward agreements, to hedge portions of our ocean freight costs. The ocean freight derivatives are included in Other current assets and Other current liabilities on the consolidated balance sheets at fair value.
Energy Risk
We purchase various energy commodities such as electricity, natural gas, and bunker fuel, which are used to operate our manufacturing facilities and ocean freight vessels. These energy commodities are subject to price risk, including inflationary pressures. We use financial derivatives, including exchange traded and OTC swaps and options for various purposes, including to manage our exposure to volatility in energy costs and market prices. These energy derivatives are included in Other current assets and Other current liabilities on the consolidated balance sheets at fair value.
Currency Risk
Our global operations require active participation in foreign exchange markets. Our primary foreign currency exposures are the Brazilian real, Canadian dollar, the Euro, and the Chinese yuan/renminbi. To reduce the risk arising from foreign exchange rate fluctuations, we enter into derivative instruments, such as foreign currency forward contracts, swaps, and options. The changes in market value of such contracts have a high correlation to the price changes in the related currency exposures. The potential loss in fair value of such net currency positions resulting from a hypothetical 10% adverse change in foreign currency exchange rates as of December 31, 2025, was not material.
When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Repayments of permanently invested intercompany loans are neither planned nor anticipated in the foreseeable future and are therefore treated as analogous to equity for accounting purposes. As a result, foreign exchange gains and losses on these borrowings are excluded from the determination of Net income and recorded as a component of Accumulated other comprehensive loss in the consolidated balance sheets. Included in Other comprehensive income (loss) are foreign exchange gains of $42 million and foreign exchange losses of $101 million for the year ended December 31, 2025 and 2024, respectively, related to permanently invested intercompany loans.
Interest Rate Risk
We have debt in fixed and floating rate instruments. We are exposed to market risk due to changes in interest rates, including inflationary pressures. We may enter into interest rate swap agreements to manage our interest rate exposure related to our debt portfolio.
The aggregate fair value of our short and long-term debt, based on market yields at December 31, 2025, was $14,104 million with a carrying value of $14,051 million.

2025 Bunge Annual Report
A hypothetical 100 basis point increase or decrease in the interest yields on our fixed rate debt and related interest rate swaps at December 31, 2025, would result in a change of less than 1% in the fair value of our debt and interest rate swaps.
A hypothetical 100 basis point change in the applicable reference rate, such as SOFR, would result in a change of approximately $78 million in our interest expense on our variable rate debt at December 31, 2025. Some of our variable rate debt is denominated in currencies other than U.S. dollars and is indexed to non-U.S. dollar-based interest rate indices, such as EURIBOR and TLP, and certain benchmark rates in local bank markets. As such, the hypothetical 100 basis point change in interest rate ignores the potential impact of any currency movements. See "Risk Factors - We are a capital intensive business and depend on cash provided by our operations as well as access to external financing to operate and grow our business" for a discussion of certain risks related to interest rates.
Inflation Risk
Inflationary factors generally affect us by increasing our labor and overhead costs, as well as costs associated with certain risks identified above, which may adversely affect our results of operations and financial position. We have historically been able to recover the impacts of inflation through sales price increases, however we cannot reasonably estimate our ability to successfully recover any impact of inflation through price increases in the future. Our inability to do so could harm our results of operations and financial position.
Derivative Instruments
Foreign Exchange Derivatives—We use a combination of foreign exchange forward, swap, futures, and options contracts in certain of our operations to mitigate the risk of exchange rate fluctuations in connection with certain commercial and balance sheet exposures. The foreign exchange forward, swap and option contracts may be designated as cash flow or fair value hedges. We may also use net investment hedges to partially offset the translation adjustments arising from the remeasurement of our investment in certain of our foreign subsidiaries.
We assess, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedge transactions are highly effective in offsetting changes in the hedged items.
Interest Rate Derivatives—We may enter into interest rate swap agreements for the purpose of managing certain of our interest rate exposures. Interest rate swaps used by us as hedging instruments are recorded at fair value in the consolidated balance sheets with changes in fair value recorded contemporaneously in earnings. Certain of these agreements may be designated as fair value hedges. In such instances, the carrying amount of the associated hedged debt is also adjusted through earnings for changes in fair value arising from changes in benchmark interest rates. We may also enter into interest rate basis swap agreements that do not qualify as hedges for accounting purposes. The impact of changes in fair value of interest rate swap agreements is primarily presented in Interest expense.
Commodity Derivatives—We primarily use derivative instruments to manage our exposure to movements associated with agricultural commodity prices. We generally use exchange-traded futures and options contracts to minimize the effects of changes in the prices of agricultural commodities held as inventories or subject to forward purchase and sale contracts, but may also enter into OTC commodity transactions, including swaps, which are settled in cash at maturity or termination based on exchange-quoted futures prices. Changes in fair values of exchange-traded futures contracts, representing the unrealized gains and/or losses on these instruments, are settled daily, generally through our 100% owned futures clearing subsidiary. Forward purchase and sale contracts are primarily settled through delivery of agricultural commodities. While we consider these exchange-traded futures and forward purchase and sale contracts to be effective economic hedges, we do not designate or account for the majority of our commodity contracts as hedges. Changes in fair values of these contracts and related RMI are included in Cost of goods sold in the consolidated statements of income. The forward contracts require performance of both us and the contract counterparty in future periods. Contracts to purchase agricultural commodities generally relate to current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of agricultural commodities generally do not extend beyond one future crop cycle.
Ocean Freight Derivatives—We use derivative instruments referred to as freight forward agreements, or FFAs, and FFA options to hedge portions of our current and anticipated ocean freight costs. Changes in the fair values of ocean freight derivatives are recorded in Cost of goods sold.
Energy Derivatives—We use derivative instruments for various purposes, including to manage our exposure to volatility in energy costs and our exposure to market prices related to the sale of biofuels. Our operations use substantial amounts of energy, including natural gas, coal, and fuel oil, including bunker fuel. Changes in the fair values of energy derivatives are recorded in Cost of goods sold.

2025 Bunge Annual Report
Other Derivatives—We may also enter into other derivatives, including credit default swaps, carbon emission derivatives and equity derivatives, to manage our exposure to credit risk and broader macroeconomic risks. The impact of changes in fair value of these instruments is presented in Cost of goods sold.
For more information, see Note 16- Derivative Instruments and Hedging Activities to our consolidated financial statements included as part of this Annual Report on Form 10-K.

Item 8.    Financial Statements and Supplementary Data
Our financial statements and related schedule required by this item are contained on pages F-1 through F-81 and on page E-1 included as part of this Annual Report on Form 10-K. See Item 15(a) for a listing of financial statements provided.

Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Item 9A.    Controls and Procedures
Disclosure Controls and Procedures
As of December 31, 2025, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures," as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of the end of the fiscal year covered by this Annual Report on Form 10-K.
Management's Report on Internal Control over Financial Reporting
Bunge Global's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Bunge Global's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles.
Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We have excluded the operations of Viterra from our assessment of internal control over financial reporting as of December 31, 2025 because we completed the acquisition of Viterra during the third quarter of our 2025 fiscal year. Viterra is a 100% owned subsidiary, whose total assets, excluding goodwill, and total net sales excluded from our assessment of internal control over financial reporting represent 33% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025. This exclusion is in accordance with the guidelines established by the SEC.
Based on this assessment, management concluded that Bunge Global's internal control over financial reporting was effective as of the end of the fiscal year covered by this Annual Report.
Deloitte & Touche LLP, the independent registered public accounting firm that has audited and reported on Bunge Global's consolidated financial statements included in this Annual Report, has issued its written attestation report on Bunge Global's internal control over financial reporting, which is included in this Annual Report on Form 10-K.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. However, the Company is in the process of integrating Viterra and as a result of these integration

2025 Bunge Annual Report
activities, certain controls have changed, and further changes are anticipated. Management expects the integration process to continue in phases over the next several years.
Inherent Limitations on Effectiveness of Controls
Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls may also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of control effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

2025 Bunge Annual Report
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bunge Global SA

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Bunge Global SA and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and the related notes and the schedule listed in the Index at Item 15 as of and for the year ended December 31, 2025, of the Company and our report dated February 19, 2026, expressed an unqualified opinion on those financial statements.
As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Viterra Limited, which was acquired on July 2, 2025. Viterra is a 100% owned subsidiary, whose total assets, excluding goodwill, and total net sales excluded from our assessment of internal control over financial reporting represent 33% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Viterra Limited.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
February 19, 2026

2025 Bunge Annual Report

Item 9B.    Other Information
None.
PART III
Information required by Items 10, 11, 12, 13 and 14 of Part III is omitted from this Annual Report on Form 10-K and will be filed in a definitive proxy statement for our 2026 Annual Meeting.

Item 10.    Directors, Executive Officers, and Corporate Governance
We will provide information that is responsive to this Item 10 in our definitive proxy statement for our 2026 Annual Meeting under the captions "Election of Directors," "Corporate Governance-Board Meetings and Committees-Audit Committee," "Corporate Governance-Board Structure and Size," "Corporate Governance-Board Independence," "Audit Committee Report," "Corporate Governance-Corporate Governance Principles and Code of Conduct," "Insider Trading Policy" and possibly elsewhere therein. That information is incorporated in this Item 10 by reference. The information required by this item with respect to our executive officers and key employees is found in Part I of this Annual Report on Form 10-K under the caption "Item 1. Business-Information About Our Executive Officers and Key Employees," which information is incorporated herein by reference.

Item 11.    Executive Compensation
We will provide information that is responsive to this Item 11 in our definitive proxy statement for our 2026 Annual Meeting under the captions "Executive Compensation Highlights," "Director Compensation," "Human Resources and Compensation Committee Report," and possibly elsewhere therein. That information is incorporated in this Item 11 by reference.

Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
We will provide information that is responsive to this Item 12 in our definitive proxy statement for our 2026 Annual Meeting under the caption "Share Ownership of Directors, Executive Officers and Principal Shareholders" and possibly elsewhere therein. That information is incorporated in this Item 12 by reference. The information required by this item with respect to our long-term incentive plan information is found in Part II of this Annual Report on Form 10-K under the caption "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities-Securities Authorized for Issuance Under Equity Compensation Plans," which information is incorporated herein by reference.

Item 13.    Certain Relationships and Related Transactions, and Director Independence
We will provide information that is responsive to this Item 13 in our definitive proxy statement for our 2026 Annual Meeting under the captions "Corporate Governance-Board Independence," "Certain Relationships and Related Transactions" and possibly elsewhere therein. That information is incorporated in this Item 13 by reference.

Item 14.    Principal Accounting Fees and Services
We will provide information that is responsive to this Item 14 in our definitive proxy statement for our 2026 Annual Meeting under the caption "Appointment of Independent Auditor for U.S. Securities Law Reporting and Reelection of Statutory Auditor for Swiss Law Purposes" and possibly elsewhere therein. That information is incorporated in this Item 14 by reference.

2025 Bunge Annual Report
PART IV
Item 15.    Exhibits, Financial Statement Schedules
a.(1) (2) Financial Statements and Financial Statement Schedules
See "Index to Consolidated Financial Statements" on page F-1 and Financial Statement Schedule II—Valuation and Qualifying Accounts on page E-1 of this Annual Report on Form 10-K.
a.(3) Exhibits
The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Form 10-K.
Certain of the agreements filed as exhibits to this Form 10-K contain representations and warranties by the parties to the agreements that have been made solely for the benefit of the parties to the agreement, which may have been included in the agreement for the purpose of allocating risk between the parties rather than establishing matters as facts and may have been qualified by disclosures that were made to the parties in connection with the negotiation of these agreements and not necessarily reflected in the agreements. Accordingly, the representations and warranties contained in these agreements may not describe the actual state of affairs of Bunge Global SA or its subsidiaries as of the date that these representations and warranties were made or at any other time. Investors should not rely on these representations and warranties as statements of fact. Additional information about Bunge Global SA and its subsidiaries may be found elsewhere in this Annual Report on Form 10-K and Bunge Global SA's other public filings, which are available without charge through the SEC's website at www.sec.gov.
See "Index to Exhibits" set forth below.

Exhibit Number		Description
2.1	+++	Business Combination Agreement, dated as of June 13, 2023, by and among Bunge Limited, Viterra Limited and the Sellers as defined and listed therein (incorporated by reference from Bunge Limited’s Form 8-K filed on June 15, 2023)
2.2		Agreement and Plan of Merger, dated as of October 31, 2023, by and among Bunge Limited, Horizon Merger Company Limited and Bunge Global S.A. (incorporated by reference from Bunge Limited’s Form 8-K filed November 1, 2023)
2.3	+++	Amendment, dated April 10, 2024, to the Business Combination Agreement dated as of June 13, 2023, by and among Bunge Limited, Viterra Limited and the Sellers as defined and listed therein (incorporated by reference from the Registrant's Form 10-Q filed on April 24, 2024)
2.4		Amendment, dated June 13, 2025, to the Business Combination Agreement dated as of June 13, 2023, by and between Bunge Global SA and each of Glencore, CPPIB and BCI (incorporated by reference from the Registrant’s Form 8-K filed on June 13, 2025)
3.1		Articles of Association of Bunge Global SA, as amended, effective December 16, 2025 (incorporated by reference from the Registrant’s Form 8-K filed on December 19, 2025)
3.2		Organizational Regulations, dated as of October 31, 2023 (incorporated by reference from the Registrant’s Form 8-K12G3 filed on November 1, 2023)
4.1		The instruments defining the rights of holders of the long-term debt securities of Bunge and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Bunge hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request
4.2	*	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.3		Form of Glencore Shareholder’s Agreement by and between Bunge Global SA and Danelo Limited (incorporated by reference from Appendix E to Bunge Limited’s Definitive Proxy Statement filed on August 7, 2023)
4.4		Form of CPP Investments Shareholder’s Agreement by and between Bunge Global SA and CPPIB Monroe Canada, Inc. (incorporated by reference from Appendix F to Bunge Limited’s Definitive Proxy Statement filed on August 7, 2023)
4.5		Registration Rights Agreement, dated as of July 8, 2025, by and between Bunge Limited Finance Corp., as Issuer, and BofA Securities, Inc., J.P. Morgan Securities LLC, and SMBC Nikko Securities America, Inc., as Dealer Managers (incorporated by reference from the Registrant’s Form 8-K filed on July 8, 2025)
10.1
Sixth Amended and Restated Pooling Agreement, dated as of August 31, 2020, among Bunge Funding Inc., Bunge Management Services Inc., as Servicer, and The Bank of New York, as Trustee (incorporated by reference from Bunge Limited's Form 10-K filed on February 19, 2021)

2025 Bunge Annual Report

Exhibit Number		Description
10.2		Twenty-Eighth Amendment to Receivables Transfer Agreement, dated March 31, 2025, among Bunge Securitization B.V., as Seller, Koninklijke Bunge B.V., as Master Servicer and Subordinated Lender, Coöperatieve Rabobank U.A., as Administrative Agent, Committed Purchaser and Purchaser Agent and on behalf of its Conduit Purchaser, Bunge Global SA, as Performance Undertaking Provider, Crédit Agricole Corporate & Investment Bank, as Sustainability Co-ordinator, and the Conduit Purchasers, Committed Purchasers and Purchaser Agents party thereto (incorporated by reference from the Registrant’s Form 10-Q filed on May 7, 2025)
10.3	*	Twenty-Ninth Amendment to Receivables Transfer Agreement, dated December 5, 2025, among Bunge Securitization B.V., as Seller, Koninklijke Bunge B.V., as Master Servicer and Subordinated Lender, Coöperatieve Rabobank U.A., as Administrative Agent, Committed Purchaser and Purchaser Agent and on behalf of its Conduit Purchaser, Bunge Global SA, as Performance Undertaking Provider, Crédit Agricole Corporate & Investment Bank, as Sustainability Co-ordinator, and the Conduit Purchasers, Committed Purchasers and Purchaser Agents party thereto
10.4	+++	Eighth Amended and Restated Receivables Transfer Agreement, dated December 18, 2023, among Bunge Securitization B.V., as Seller, Koninklijke Bunge B.V., as Master Servicer and Subordinated Lender, Crédit Agricole Corporate & Investment Bank, as Sustainability Co-ordinator, Coöperatieve Rabobank U.A., as Administrative Agent and Purchaser Agent, Bunge Global SA, as Performance Undertaking Provider, and the persons from time to time party thereto as Conduit Purchasers, Committed Purchasers and Purchaser Agents (incorporated by reference from the Registrant’s Form 8-K filed on December 20, 2023)
10.5		Unadjusted Applicable Margin Letter, dated December 18, 2023, among Bunge Securitization B.V., as Seller, Bunge Global SA, as Performance Undertaking Provider, Coöperatieve Rabobank U.A., as Administrative Agent and a Purchaser Agent, and the Purchaser Agents party thereto (incorporated by reference from the Registrant’s Form 8-K filed on December 20, 2023)
10.6		Amendment to and Restatement of the Servicing Agreement, dated May 26, 2016, among Bunge Securitization B.V., as Seller, Bunge North America Capital, Inc., as U.S. Intermediate Transferor, Coöperatieve Rabobank U.A., as Italian Intermediate Transferor, Koninklijke Bunge B.V., as Master Servicer, the persons named therein as Sub-Servicers, the persons named therein as Committed Purchasers, and Coöperatieve Rabobank U.A., as Administrative Agent (incorporated by reference from Bunge Limited’s Form 10-K filed on February 28, 2017)
10.7		Second Amendment to the Servicing Agreement, dated June 30, 2016, among Bunge Securitization B.V., as Seller, Bunge North America Capital, Inc., as U.S. Intermediate Transferor, Coöperatieve Rabobank U.A., as Italian Intermediate Transferor, Koninklijke Bunge B.V., as Master Servicer, the persons named therein as Sub-Servicers, the persons named therein as Committed Purchasers, and Coöperatieve Rabobank U.A., as Administrative Agent (incorporated by reference from Bunge Limited’s Form 10-K filed on February 19, 2021)
10.8		Third Amendment to the Servicing Agreement, dated February 19, 2019, among Bunge Securitization B.V., as Seller, Bunge North America Capital, Inc., as U.S. Intermediate Transferor, Coöperatieve Rabobank U.A., as Italian Intermediate Transferor, Koninklijke Bunge B.V., as Master Servicer, the persons named therein as Sub-Servicers, the persons named therein as Committed Purchasers, and Coöperatieve Rabobank U.A., as Administrative Agent (incorporated by reference from Bunge Limited’s Form 10-K filed on February 19, 2021)
10.9		Amended and Restated Performance and Indemnity Agreement, dated June 21, 2023, by and among Bunge Limited and Bunge Global SA, as Performance Undertaking Provider and Coöperatieve Rabobank U.A., as Administrative Agent to the Receivables Transfer Agreement dated June 1, 2011, as amended (incorporated by reference from Bunge Limited’s Form 8-K filed on June 26, 2023)
10.10
Subordinated Loan Agreement, dated June 1, 2011, among Koninklijke Bunge B.V. (f/k/a Bunge Finance B.V.), as Subordinated Lender, Bunge Securitization B.V., as Seller, Koninklijke Bunge B.V. (f/k/a Bunge Finance B.V.), as Master Servicer, and Coöperatieve Rabobank U.A. (f/k/a Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.), as Administrative Agent (incorporated by reference from Bunge Limited’s Form 10-Q filed on August 9, 2011)

10.11
First Amendment to the Subordinated Loan Agreement, dated August 27, 2019, among Koninklijke Bunge B.V. (f/k/a Bunge Finance B.V.), as Subordinated Lender, Bunge Securitization B.V., as Seller, Koninklijke Bunge B.V. (f/k/a Bunge Finance B.V.) as Master Servicer, and Coöperatieve Rabobank U.A. (f/k/a Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.), as Administrative Agent (incorporated by reference from Bunge Limited’s Form 10-K filed on February 19, 2021)

2025 Bunge Annual Report

Exhibit Number		Description
10.12	++	U.S. Receivables Purchase Agreement, dated June 1, 2011, among Bunge North America, Inc., Bunge Oils, Inc., Bunge North America (East), LLC, Bunge Milling, Inc., Bunge North America (OPD West), Inc., each as a Seller, respectively, Bunge Finance B.V., as Seller Agent, and Bunge North America Capital, Inc., as the Buyer (incorporated by reference from Bunge Limited’s Form 10-Q filed on August 9, 2011)
10.13		First Amendment to U.S. Receivables Purchase Agreement, dated June 15, 2012, among Bunge North America, Inc., Bunge Oils, Inc., Bunge North America (East), LLC, Bunge Milling, Inc., Bunge North America (OPD West), Inc., each as a Seller, respectively, Bunge Finance B.V., as Seller Agent, and Bunge North America Capital, Inc., as the Buyer (incorporated by reference from Bunge Limited’s Form 10-Q filed on August 1, 2012)
10.14		Second Amendment to the U.S. Receivables Purchase Agreement, dated June 30, 2016, among Bunge North America, Inc., Bunge Oils, Inc., Bunge North America (East), LLC, Bunge Milling, Inc., Bunge North America (OPD West), Inc., each as a Seller, respectively, Koninklijke Bunge B.V., as Seller Agent, Bunge North America Capital, Inc., as the Buyer, and Coöperatieve Rabobank U.A., as Administrative Agent (incorporated by reference from Bunge Limited’s Form 10-K filed on February 28, 2017)
10.15	++	U.S. Intermediate Transfer Agreement, dated June 1, 2011, among Bunge North America Capital, Inc., as the Transferor, Bunge Finance B.V., as the Transferor Agent, and Bunge Securitization B.V., as the Transferee (incorporated by reference from Bunge Limited’s Form 10-Q filed on August 9, 2011)
10.16		First Amendment to U.S. Intermediate Transfer Agreement, dated June 15, 2012, among Bunge North America Capital, Inc., as the Transferor, Bunge Finance B.V., as Transferor Agent, and Bunge Securitization B.V., as the Transferee (incorporated by reference from Bunge Limited’s Form 10-Q filed on August 1, 2012)
10.17
Fifth Amended and Restated Pre-Export Financing Agreement, dated November 6, 2020, among the Pre-Export Borrowers party thereto, the Pre-Export Lenders party thereto, Sumitomo Mitsui Banking Corporation, as Pre-Export Administrative Agent, and Banco Rabobank International Brasil S.A., as Pre-Export Collateral Agent (incorporated by reference from Bunge Limited’s Form 10-K filed on February 19, 2021)

10.18
Tenth Amended and Restated Guaranty, dated as of July 16, 2021, by Bunge Limited, as Guarantor, to Coöperatieve Rabobank U.A., New York Branch, in its capacity as Letter of Credit Agent, and the Letter of Credit Banks named therein, JPMorgan Chase Bank, N.A., as Administrative Agent under the Liquidity Agreement, and The Bank of New York Mellon, as Collateral Agent under the Security Agreement and
Trustee under the Pooling Agreement (incorporated by reference from Bunge Limited’s Form 8-K filed on July 19, 2021)

10.19		Amended and Restated Credit Agreement, dated as of October 3, 2025, by and among Bunge Limited Finance Corp., as Borrower, CoBank, ACB, as Administrative Agent and Arranger, and the several lenders from time to time parties thereto (incorporated from the Registrant's Form 8-K filed on October 8, 2025)
10.20		Amended and Restated Guaranty, dated as of October 3, 2025, by Bunge Limited and Bunge Global SA, as Guarantor, to CoBank, ACB, as Administrative Agent under the Credit Agreement incorporated by reference to Exhibit 10.19 (incorporated by reference from the Registrant’s Form 8-K on October 8, 2025)
10.21	+++	Second Amendment Agreement to Facility Agreement, dated as of June 21, 2023, by and among Bunge Finance Europe B.V., as Borrower, BNP Paribas, Crédit Agricole Corporate and Investment Bank, ING Bank N.V., Natixis and SMBC Bank International Plc as Arrangers, BNP Paribas, as Sustainability Co-ordinator, Natixis, as Lead Sustainability Co-ordinator, and Crédit Agricole Corporate and Investment Bank, as Agent, and certain lenders party thereto (incorporated by reference from Bunge Limited’s Form 8-K filed on June 26, 2023)
10.22		First Amended and Restated Guaranty, dated as of June 21, 2023, by Bunge Limited, as Guarantor, to Crédit Agricole Corporate and Investment Bank, as Administrative Agent to the Facility Agreement incorporated as Exhibit 10.21 hereto (incorporated by reference from Bunge Limited’s Form 8-K filed on June 26, 2023)
10.23		Second Amendment to Term Loan Agreement, dated as of June 21, 2023, by and among Bunge Limited Finance Corp., as Borrower, Sumitomo Mitsui Banking Corporation, as Administrative Agent, and the several lenders from time to time parties thereto (incorporated by reference from Bunge Limited’s Form 8-K filed on June 26, 2023)
10.24		Second Amended and Restated Guaranty, dated as of June 21, 2023, by Bunge Limited and Bunge Global SA, as Guarantor, to Sumitomo Mitsui Banking Corporation, as Administrative Agent under the Term Loan Agreement incorporated as Exhibit 10.23 hereto (incorporated by reference from Bunge Limited’s Form 8-K filed on June 26, 2023)

2025 Bunge Annual Report

Exhibit Number		Description
10.25		First Amended and Restated Term Loan Agreement, dated as of June 21, 2023, by and among Bunge Limited Finance Corp., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Sumitomo Mitsui Banking Corporation, Bank of America, N.A., BNP Paribas, Citibank, N.A., Coöperatieve Rabobank U.A., New York Branch, ING Bank N.V., JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., PNC Bank, National Association, Royal Bank of Canada, The Toronto-Dominion Bank, New York Branch, Truist Bank, U.S. Bank National Association and Wells Fargo Bank, National Association, as Syndication Agents, and the several lenders from time to time parties thereto (incorporated by reference from Bunge Limited’s Form 8-K filed on June 26, 2023)
10.26		First Amended and Restated Guaranty, dated as of June 21, 2023, by Bunge Limited and Bunge Global SA, as Guarantor, to JPMorgan Chase Bank, N.A., as Administrative Agent to the First Amended and Restated Term Loan Agreement incorporated as Exhibit 10.25 hereto (incorporated by reference from Bunge Limited’s Form 8-K filed on June 26, 2023)
10.27		Term Loan Agreement, dated as of June 30, 2025, by and among Bunge Limited Finance Corp., as Borrower, Sumitomo Mitsui Banking Corporation, as Administrative Agent, and the several lenders from time to time parties thereto (incorporated by reference from the Registrant’s Form 8-K filed on June 30, 2025)
10.28		Guaranty, dated as of June 30, 2025, by Bunge Global SA, as Guarantor, to Sumitomo Mitsui Banking Corporation, as Administrative Agent to the Term Loan Agreement incorporated as Exhibit 10.29 hereto (incorporated by reference from the Registrant’s Form 8-K filed on June 30, 2025)
10.29		Revolving Credit Agreement, dated as of October 3, 2025, by and among Bunge Limited Finance Corp., as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Sumitomo Mitsui Banking Corporation, as Syndication Agent, Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Bank of America, N.A., Bank of Montreal, BNP Paribas, Citibank, N.A., Coöperatieve Rabobank U.A., New York Branch, Crédit Agricole Corporate and Investment Bank, Deutsche Bank Securities Inc., ING Bank N.V., Mizuho Bank, Ltd., Natixis, New York Branch and Wells Fargo Bank, N.A., as Documentation Agents, and the several lenders from time to time parties thereto (incorporated by reference from the Registrant’s Form 8-K filed on October 8, 2025)
10.30		Guaranty, dated as of October 3, 2025, by Bunge Global SA, as Guarantor, to JPMorgan Chase Bank, N.A., as Administrative Agent under the Revolving Credit Agreement incorporated as Exhibit 10.29 hereto (incorporated by reference from the Registrant’s Form 8-K filed on October 8, 2025)
10.31		Facility Agreement, dated as of October 3, 2025, by and among Bunge Finance Europe B.V., as Borrower, Sumitomo Mitsui Banking Corporation, Crédit Agricole Corporate and Investment Bank, Coöperatieve Rabobank U.A. and J.P. Morgan Securities Plc as Arrangers, and Crédit Agricole Corporate and Investment Bank, as Agent, and the several lenders from time to time parties thereto (incorporated by reference from the Registrant’s Form 8-K filed on October 8, 2025)
10.32		Guaranty, dated as of October 3, 2025, by Bunge Global SA, as Guarantor, to Crédit Agricole Corporate and Investment Bank, as Agent under the Facility Agreement incorporated as Exhibit 10.31 hereto (incorporated by reference from the Registrant’s Form 8-K filed on October 8, 2025)
10.33		Revolving Credit Agreement, dated as of October 3, 2025, by and among Bunge Limited Finance Corp., as Borrower, Coöperatieve Rabobank U.A., New York Branch, as Administrative Agent, Sumitomo Mitsui Banking Corporation and Crédit Agricole Corporate and Investment Bank, as Syndication Agents, Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Bank of Montreal, BNP Paribas, Citibank, N.A., Deutsche Bank Securities Inc., ING Bank N.V., Mizuho Bank, Ltd., Natixis, New York Branch and Wells Fargo Bank, N.A., as Documentation Agents, and the several lenders from time to time parties thereto (incorporated by reference from the Registrant’s Form 8-K filed on October 8, 2025)
10.34		Guaranty, dated as of October 3, 2025, by Bunge Global SA, as Guarantor, to Coöperatieve Rabobank U.A., New York Branch, as Administrative Agent under the Revolving Credit Agreement incorporated as Exhibit 10.33 hereto (incorporated by reference from the Registrant’s Form 8-K filed on October 8, 2025)
10.35		Form of Registration Rights Agreement by and among Bunge Global SA, Danelo Limited, CPPIB Monroe Canada, Inc. and British Columbia Investment Management Corporation (incorporated by reference from Appendix G to Bunge Limited’s Definitive Proxy Statement filed on August 7, 2023)
10.36		Form of BCI Lock-up Agreement by and between Bunge Global SA and British Columbia Investment Management Corporation (incorporated by reference from Appendix H to Bunge Limited’s Definitive Proxy Statement filed on August 7, 2023)
10.37	+	Bunge 2009 Equity Incentive Plan, as amended and restated (incorporated by reference from the Registrant's Form 8-K12G3 filed on November 1, 2023)
10.38	+	Form of Nonqualified Stock Option Award Agreement under the Bunge 2009 Equity Incentive Plan (incorporated by reference from Bunge Limited’s Form 10-K filed on March 1, 2011)
10.39	+	Bunge 2016 Equity Incentive Plan, as amended and restated (incorporated by reference from the Registrant’s Form 8-K12G3 filed on November 1, 2023)

2025 Bunge Annual Report

Exhibit Number		Description
10.40	+	Form of Global Stock Option Agreement under the Bunge 2016 Equity Incentive Plan (incorporated by reference from Bunge Limited’s Form 10-K filed on February 28, 2017)
10.41	+	Form of Global Restricted Stock Unit Agreement under the Bunge 2016 Equity Incentive Plan (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.42	+	Form of Global Performance Unit Agreement under the Bunge 2016 Equity Incentive Plan (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.43	+	Bunge 2024 Long-Term Incentive Plan (incorporated by reference from the Registrant’s Form 8-K filed on May 16, 2024)
10.44	+	Form of Global Restricted Stock Unit Agreement under the Bunge 2024 Long-Term Incentive Plan (incorporated by reference from the Registrant’s Form 10-K filed on February 20, 2025)
10.45	+	Form of Global Performance Unit Agreement under the Bunge 2024 Long-Term Incentive Plan (incorporated by reference from the Registrant’s Form 10-K filed on February 20, 2025)
10.46	+	Bunge 2017 Non-Employee Directors Equity Incentive Plan, as amended and restated (incorporated by reference from the Registrant’s Form 8-K12G3 filed on November 1, 2023)
10.47	+	Form of Restricted Stock Unit Award Agreement under the Bunge 2017 Non-Employee Directors Equity Incentive Plan (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.48	+	Bunge Excess Benefit Plan effective January 1, 2009, and amendments thereto through January 1, 2023 (frozen plan as of December 31, 2022) (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.49	+	Bunge Excess Contribution Plan (Amended and Restated as of January 1, 2023) (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.50	+	Bunge Supplemental Excess Contribution Plan effective January 1, 2018, and amendment thereto through January 1, 2020 (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.51	+	Bunge Employee Deferred Compensation Plan effective January 1, 2008, and amendment thereto through November 1, 2023 (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.52	*+	Bunge Annual Incentive Plan effective January 1, 2023, as amended effective January 1, 2026
10.53	+	Bunge Executive Severance Plan (incorporated by reference from Bunge Limited’s Form 10-Q filed on July 27, 2022)
10.54	+	Executive Employment Agreement, dated as of December 20, 2023, between Bunge Management Services, Inc. and Gregory A. Heckman (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
10.55	+	Executive Employment Agreement, dated as of December 20, 2023, between Bunge Management Services, Inc. and John W. Neppl (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
19.1		Insider Trading Policy
21.1	*	Subsidiaries of the Registrant
22.1	*	Subsidiary Issuers of Guaranteed Securities
23.1	*	Consent of Deloitte & Touche LLP
31.1	*	Certification of Bunge Global SA's Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act
31.2	*	Certification of Bunge Global SA's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act
32.1	**	Certification of Bunge Global SA's Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act
32.2	**	Certification of Bunge Global SA's Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act
97.1		Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference from the Registrant’s Form 10-K filed on February 22, 2024)
(101) Interactive Data Files (submitted electronically herewith)
101 SCH	*	XBRL Taxonomy Extension Schema Document
101 CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101 LAB	*	XBRL Taxonomy Extension Labels Linkbase Document
101 PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document

2025 Bunge Annual Report

Exhibit Number		Description
101 DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101 INS		XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
104		Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)

Subsidiary Issuers of Guaranteed Securities

*	Filed herewith.
**	Furnished herewith.
+	Denotes a management contract or compensatory plan or arrangement.
++
Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

+++	Certain information contained in this exhibit, marked by [***], has been omitted because it (i) is not material and (ii) is the type of information that the registrant treats as private or confidential.

2025 Bunge Annual Report

BUNGE GLOBAL SA
Schedule II—Valuation and Qualifying Accounts
(US$ in millions)

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts(b)		Deductions from reserves		Balance at end of period
FOR THE YEAR ENDED DECEMBER 31, 2023
Allowances for doubtful accounts(a)	$136	71	3		(74)	(c)	$136
Allowances for secured advances to suppliers(a)	$43	9	3		(16)		$39
Allowances for recoverable taxes(a)	$36	14	2		(17)		$35
Income tax valuation allowances	$269	391	2		(72)		$590
FOR THE YEAR ENDED DECEMBER 31, 2024
Allowances for doubtful accounts(a)	$136	51	(11)		(63)	(c)	$113
Allowances for secured advances to suppliers(a)	$39	5	(8)		(4)		$32
Allowances for recoverable taxes(a)	$35	6	(7)		(9)		$25
Income tax valuation allowances	$590	41	(16)		(20)		$595
FOR THE YEAR ENDED DECEMBER 31, 2025
Allowances for doubtful accounts(a)	$113	74	96	(d)	(86)	(c)	$197
Allowances for secured advances to suppliers(a)	$32	26	3		(10)		$51
Allowances for recoverable taxes(a)	$25	18	6		(20)		$29
Income tax valuation allowances	$595	71	367	(e)	(143)		$890

(a)Includes allowances for current and non-current portion.

(b)Consists primarily of foreign currency translation adjustments.

(c)Includes write-offs of uncollectible accounts and recoveries.

(d)Includes purchased credit deteriorated receivables from the Viterra Acquisition of $93 million.

(e)Includes allowances of $284 million recognized upon the Viterra Acquisition.

E-1

2025 Bunge Annual Report

2025 Bunge Annual Report
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bunge Global SA

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Bunge Global SA and subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity and redeemable noncontrolling interests, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Readily Marketable Inventories and Physically Settled Forward Purchase and Sale Contracts - Refer to Notes 1 and 15 to the financial statements
Critical Audit Matter Description
The Company records agricultural commodity inventories, referred to as readily marketable inventories (RMI), and physically settled forward purchase and sale contracts at fair value with changes in fair value recorded in earnings as a component of cost of goods sold. The Company values RMI and physically settled forward purchase and sale contracts primarily using Level 1 inputs, such as public exchange quotes of commodity futures, broker or dealer quotations. A portion of the value, however, is derived using significant unobservable inputs referred to as Level 3 inputs, such as management estimates regarding costs of transportation and other location-related adjustments in Brazil, that involve significant judgment by management.

2025 Bunge Annual Report
Auditing the significant unobservable inputs in Brazil used by management to estimate the fair value of RMI and physically settled forward purchase and sale contracts involved judgment.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant unobservable inputs in Brazil used by management to estimate the fair value of RMI and physically settled forward purchase and sale contracts included the following, among others:
•We tested the effectiveness of controls over management’s review of the underlying assumptions used in the Company’s process of estimating the fair value of RMI and physically settled forward purchase and sale contracts, including those over Level 3 inputs.
•We evaluated the appropriateness and consistency of the Company’s methods and assumptions used to estimate the fair value of RMI and physically settled forward purchase and sale contracts.
•We evaluated management’s ability to accurately estimate fair value by comparing management’s historical estimates to subsequent transactions, considering changes in market conditions subsequent to year-end.
•We made selections of RMI and physically settled forward purchase and sale contracts to test Level 3 inputs and performed the following:
◦We evaluated the reasonableness of the Level 3 inputs by reference to third-party data, information produced by the entity, and inquires of management, as well as evaluated the qualifications of third party brokers.
◦We searched for contradictory evidence to Level 3 inputs based on third party data, and our knowledge of the commodities market and inquiries of management.

Goodwill – Grain Merchandising Reporting Unit – Refer to Notes 1 and 8 to the Financial Statements
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company’s determination of the estimated fair value of the Grain Merchandising Reporting Unit (“Grain Merchandising”) is based on both a discounted cash flow ("DCF") method from the income approach and a guideline public companies method ("GPC") from the market approach, giving equal weight to each. The determination of the estimated fair value of Grain Merchandising using income approach and the market approach requires management to make estimates and significant judgments about the future cash flows of that reporting unit aligned with management’s strategic business plans. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The total goodwill balance was $3,141 million as of December 31, 2025, of which $593 million was allocated to Grain Merchandising. The fair value of Grain Merchandising exceeded its carrying value by 9% as of the measurement date and, therefore, no impairment was recognized.

We identified goodwill for Grain Merchandising as a critical audit matter because of the significant judgments made by management during their annual impairment analysis to estimate the fair value of Grain Merchandising and the difference between its fair value and carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to Gross Profit and the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to Gross Profit and the discount rate used by management to estimate the fair value of Grain Merchandising included the following, among others:

•We tested the effectiveness of controls over management’s goodwill impairment evaluation, including those over management’s estimates and assumptions related to Gross Profit and the discount rate.
•We evaluated the reasonableness of management’s Gross Profit forecasts by comparing the forecasts to:
–Historical Gross Profit.
–Internal communications.
–Forecasted information included in industry reports for the Company and certain of its peer companies.
•We evaluated the impact of changes in management’s forecasts from the October 1, 2025 annual measurement date to December 31, 2025.

2025 Bunge Annual Report
•With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) the discount rate by:
–Testing the source information underlying the determination of the discount rate and mathematical accuracy of the calculation.
–Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
February 19, 2026
We have served as the Company's auditor since 2002.

2025 Bunge Annual Report

Deloitte SA
Rue du Pré-de-la-Bichette, 1
1202 Geneva
Switzerland

Phone: +41 (0)58 279 60 00
Fax: +41 (0)58 279 66 00
www.deloitte.ch
Report of the Statutory Auditor

To the General Meeting of
Bunge Global SA, Geneva

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Bunge Global SA (the Company) and its subsidiaries (the Group), which comprise the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of changes in equity and redeemable noncontrolling interests and the notes to the consolidated financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and comply with Swiss law and the Company’s articles of incorporation.
Basis for Opinion
We conducted our audit in accordance with Swiss law, Swiss Standards on Auditing (SA-CH) and auditing standards generally accepted in the United States of America (US-GAAS). Our responsibilities under those provisions and standards are further described in the “Auditor's Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of financial statements of public interest entities, as well as those of the American Institute of Certified Public Accountants (AICPA). We have also fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

2025 Bunge Annual Report

Bunge Global SA
Report of the statutory auditor
for the year ended December 31, 2025

Readily Marketable Inventories and Physically Settled Forward Purchase and Sale Contracts – Refer to Notes 1 and 15 to the financial statements
Key audit matter	How the scope of our audit responded to the key audit matter
The Company records agricultural commodity inventories, referred to as readily marketable inventories (RMI), and physically settled forward purchase and sale contracts at fair value with changes in fair value recorded in earnings as a component of cost of goods sold. The Company values RMI and physically settled forward purchase and sale contracts primarily using Level 1 inputs, such as public exchange quotes of commodity futures, broker or dealer quotations. A portion of the value, however, is derived using significant unobservable inputs referred to as Level 3 inputs, such as management estimates regarding costs of transportation and other location-related adjustments in Brazil, that involve significant judgment by management.
Auditing the significant unobservable inputs in Brazil used by management to estimate the fair value of RMI and physically settled forward purchase and sale contracts involved judgment.

Our audit procedures related to the significant unobservable inputs in Brazil used by management to estimate the fair value of RMI and physically settled forward purchase and sale contracts included the following, among others:
•We tested the effectiveness of controls over management’s review of the underlying assumptions used in the Company’s process of estimating the fair value of RMI and physically settled forward purchase and sale contracts, including those over Level 3 inputs.
•We evaluated the appropriateness and consistency of the Company’s methods and assumptions used to estimate the fair value of RMI and physically settled forward purchase and sale contracts.
•We evaluated management’s ability to accurately estimate fair value by comparing management’s historical estimates to subsequent transactions, considering changes in market conditions subsequent to year-end.
•We made selections of RMI and physically settled forward purchase and sale contracts to test Level 3 inputs and performed the following:
oWe evaluated the reasonableness of the Level 3 inputs by reference to third-party data, information produced by the entity, and inquires of management, as well as evaluated the qualifications of third-party brokers.
oWe searched for contradictory evidence to Level 3 inputs based on third party data, and our knowledge of the commodities market and inquiries of management.

2025 Bunge Annual Report

Bunge Global SA
Report of the statutory auditor
for the year ended December 31, 2025

Goodwill – Grain Merchandising Reporting Unit – Refer to Notes 1 and 8 to the Financial Statements
Key audit matter	How the scope of our audit responded to the key audit matter
The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company’s determination of the estimated fair value of the Grain Merchandising Reporting Unit (“Grain Merchandising”) is based on both a discounted cash flow ("DCF") method from the income approach and a guideline public companies method ("GPC") from the market approach, giving equal weight to each. The determination of the estimated fair value of Grain Merchandising using income approach and the market approach requires management to make estimates and significant judgments about the future cash flows of that reporting unit aligned with management’s strategic business plans. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The total goodwill balance was $3,141 million as of December 31, 2025, of which $593 million was allocated to Grain Merchandising.. The fair value of Grain Merchandising exceeded its carrying value by 9% as of the measurement date and, therefore, no impairment was recognized.
        We identified goodwill for Grain Merchandising as a key audit matter because of the significant judgments made by management during their annual impairment analysis to estimate the fair value of Grain Merchandising and the difference between its fair value and carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to Gross Profit and the discount rate.

Our audit procedures related to Gross Profit and the discount rate used by management to estimate the fair value of Grain Merchandising included the following, among others:
•We tested the effectiveness of controls over management’s goodwill impairment evaluation, including those over management’s estimates and assumptions related to Gross Profit and the discount rate.
•We evaluated the reasonableness of management’s Gross Profit forecasts by comparing the forecasts to:
oHistorical Gross Profit.
oInternal communications.
oForecasted information included in industry reports for the Company and certain of its peer companies.
•We evaluated the impact of changes in management’s forecasts from the October 1, 2025 annual measurement date to December 31, 2025.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) the discount rate by:
oTesting the source information underlying the determination of the discount rate and mathematical accuracy of the calculation.
oDeveloping a range of independent estimates and comparing those to the discount rate selected by management.

2025 Bunge Annual Report

Bunge Global SA
Report of the statutory auditor
for the year ended December 31, 2025
Other Information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements, the remuneration report and our auditor’s reports thereon.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Board of Directors’ Responsibilities for the Consolidated Financial Statements
The Board of Directors is responsible for the preparation of the consolidated financial statements that are presented fairly, in all material respects, in accordance with US GAAP and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Auditor's Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, US GAAS and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
A further description of our responsibilities for the audit of the consolidated financial statements is located on EXPERTsuisse’s website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

2025 Bunge Annual Report

Bunge Global SA
Report of the statutory auditor
for the year ended December 31, 2025

Report on Other Legal and Regulatory Requirements
In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.
We recommend that the consolidated financial statements submitted to you be approved.

Deloitte SA

/s/Annik Jaton Hüni    /s/Nicolas de Portier de Villeneuve
Licensed Audit Expert    Licensed Audit Expert
Auditor in Charge

Geneva, February 19, 2026
AJH/NDV/ahe

Enclosures
- Consolidated financial statements (the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of cash flows, the consolidated statement of changes in equity and redeemable noncontrolling interests and the notes to the consolidated financial statements)

2025 Bunge Annual Report
PART I—FINANCIAL INFORMATION
ITEM 1.    FINANCIAL STATEMENTS
BUNGE GLOBAL SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in millions, except per share data)

	Year Ended December 31,
	2025	2024	2023
Net sales	$70,329	$53,108	$59,540
Cost of goods sold	(66,920)	(49,715)	(54,695)
Gross profit	3,409	3,393	4,845
Selling, general and administrative expenses	(2,113)	(1,776)	(1,715)
Interest income	202	163	148
Interest expense	(628)	(471)	(516)
Foreign exchange (losses) gains — net	(51)	(189)	20
Other income — net	289	442	129
Income (loss) from affiliates	26	(38)	140
Income from continuing operations before income tax	1,134	1,524	3,051
Income tax expense	(288)	(336)	(714)
Income from continuing operations	846	1,188	2,337
Loss from discontinued operations, net of tax	(3)	—	—
Net income	843	1,188	2,337
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(27)	(51)	(94)
Net income attributable to Bunge shareholders (Note 23)	$816	$1,137	$2,243

Earnings per share—basic (Note 23)
Net income from continuing operations	$4.97	$8.09	$15.07
Net loss from discontinued operations	(0.02)	—	—
Net income attributable to Bunge shareholders - basic	$4.95	$8.09	$15.07

Earnings per share—diluted (Note 23)
Net income from continuing operations	$4.93	$7.99	$14.87
Net loss from discontinued operations	(0.02)	—	—
Net income attributable to Bunge shareholders - diluted	$4.91	$7.99	$14.87
The accompanying notes are an integral part of these consolidated financial statements.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in millions)

	Year Ended December 31,
	2025	2024	2023
Net income	$843	$1,188	$2,337
Other comprehensive income (loss):
Foreign exchange translation adjustment	619	(929)	341
Unrealized (losses) gains on designated hedges, net of tax (expense) benefit of $(3), $5, and $(3)	(111)	127	(99)
Pension adjustment, net of tax benefit of $2, $4, and $3	(1)	(24)	(18)
Reclassification of realized net losses to net income, net of tax (benefit) expense of $(30), $(2), and $3	98	146	99
Total other comprehensive income (loss)	605	(680)	323
Total comprehensive income	1,448	508	2,660
Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(65)	(19)	(100)
Total comprehensive income attributable to Bunge	$1,383	$489	$2,560

The accompanying notes are an integral part of these consolidated financial statements.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions, except share data)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,135	$3,311
Time deposits under trade structured finance program (Note 3)	208	—
Trade accounts receivable (less allowances of $156 and $89) (Note 4)	3,870	2,148
Inventories (Note 5)	13,198	6,491
Assets held for sale (Note 2)	191	8
Other current assets (Note 6)	5,789	4,000
Total current assets	24,391	15,958
Property, plant and equipment, net (Note 7)	11,678	5,254
Operating lease assets (Note 25)	1,686	932
Goodwill (Note 8)	3,141	453
Other intangible assets, net (Note 9)	309	321
Investments in affiliates (Note 11)	1,495	779
Deferred income taxes (Note 14)	890	645
Other non-current assets (Note 12)	938	557
Total assets	$44,528	$24,899
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt (Note 17)	$3,883	$875
Current portion of long-term debt (Note 17)	1,337	669
Letter of credit obligations under trade structured finance program (Note 3)	208	—
Trade accounts payable (includes $559 and $388 carried at fair value)	4,881	2,777
Current operating lease obligations (Note 25)	499	286
Liabilities held for sale (Note 2)	61	10
Other current liabilities (Note 13)	4,258	2,818
Total current liabilities	15,127	7,435
Long-term debt (Note 17)	8,831	4,694
Deferred income taxes (Note 14)	988	379
Non-current operating lease obligations (Note 25)	1,097	595
Other non-current liabilities (Note 21)	1,063	847
Redeemable noncontrolling interests	53	4
Equity (Note 22):
Registered shares, par value $0.01; authorized not issued—33,632,445 shares; conditionally authorized 32,285,894 shares; issued and outstanding: 2025 - 193,408,656 shares, 2024 - 133,964,235 shares	2	1
Additional paid-in capital	9,841	5,325
Retained earnings	13,152	12,838
Accumulated other comprehensive loss (Note 22)	(6,084)	(6,702)
Treasury shares, at cost; 2025—15,103,107 shares and 2024—21,318,307 shares	(1,007)	(1,549)
Total Bunge shareholders' equity	15,904	9,913
Noncontrolling interests	1,465	1,032
Total equity	17,369	10,945
Total liabilities, redeemable noncontrolling interest and equity	$44,528	$24,899
The accompanying notes are an integral part of these consolidated financial statements.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Year Ended December 31,
	2025	2024	2023
OPERATING ACTIVITIES
Net income	$843	$1,188	$2,337
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Impairment charges	53	41	104
Foreign exchange (gain) loss on debt	(216)	174	(281)
Depreciation, depletion and amortization	703	468	451
Share-based compensation expense	73	65	69
Deferred income tax benefit	(62)	(10)	(1)
Gain on sale of investments and property, plant and equipment	(160)	(205)	(4)
Results from affiliates	(26)	19	(157)
Other, net	138	65	117
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:
Trade accounts receivable	(469)	169	256
Inventories	(700)	96	1,518
Secured advances to suppliers	22	207	(121)
Trade accounts payable and accrued liabilities	153	(538)	(939)
Advances on sales	(58)	51	(140)
Net unrealized (gains) losses on derivative contracts	395	262	(366)
Margin deposits	(79)	36	173
Recoverable and income taxes, net	(11)	(242)	202
Marketable securities	15	(36)	23
Other, net	230	90	67
Cash provided by operating activities	844	1,900	3,308
INVESTING ACTIVITIES
Payments made for capital expenditures	(1,723)	(1,376)	(1,122)
Acquisitions of businesses (net of cash acquired)	(4,201)	—	—
Proceeds from investments	2,753	887	49
Payments for investments	(2,995)	(1,285)	(69)
Settlements of net investment hedges	(85)	71	(64)
Proceeds from beneficial interest in securitized trade receivables	—	—	87
Proceeds from disposal of business and property, plant and equipment	953	8	170
Proceeds from sale of investments in affiliates	100	728	—
Payments for investments in affiliates	(72)	(61)	(136)
Other, net	43	(86)	76
Cash used for investing activities	(5,227)	(1,114)	(1,009)
FINANCING ACTIVITIES
Net change in short-term debt with maturities of three months or less	1,094	137	138
Proceeds from short-term debt with maturities greater than three months	2,096	1,064	1,247
Repayments of short-term debt with maturities greater than three months	(1,327)	(1,077)	(987)
Proceeds from long-term debt	3,602	2,045	1,008
Repayments of long-term debt	(2,370)	(753)	(1,176)
Debt issuance costs	(29)	(24)	(30)
Repurchases of registered or common shares	(551)	(1,100)	(600)
Dividends paid to registered, common or preference shareholders	(459)	(378)	(383)
Capital contributions (return of capital) from noncontrolling interests, net	30	53	56
Sale of noncontrolling interest	206	—	—
Acquisition of redeemable noncontrolling interest and noncontrolling interest	(18)	—	—
Settlement of cross currency swap	—	—	(79)
Other, net	(45)	(57)	(50)
Cash provided by (used for) used for financing activities	2,229	(90)	(856)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(8)	9	28
Net (decrease) increase in cash and cash equivalents, and restricted cash	(2,162)	705	1,471
Cash and cash equivalents, and restricted cash - beginning of period	3,328	2,623	1,152
Cash and cash equivalents, and restricted cash - end of period	$1,166	$3,328	$2,623
The accompanying notes are an integral part of these consolidated financial statements.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS
(U.S. dollars in millions, except share data)

		Registered Shares		Treasury Shares
	Redeemable Non- Controlling Interests	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- Controlling Interests	Total Equity
Balance, January 1, 2025	$4	133,964,235	$1	21,318,307	$(1,549)	$5,325	$12,838	$(6,702)	$1,032	$10,945
Net income	3	—	—	—	—	—	816	—	24	840
Other comprehensive income	4	—	—	—	—	—	—	567	34	601
Redemption value adjustment	(4)	—	—	—	—	—	4	—	—	4
Dividends on registered shares, $2.80 per share	—	—	—	—	—	—	(502)	—	—	(502)
Dividends to noncontrolling interests on subsidiary common stock	—	—	—	—	—	—	—	—	(9)	(9)
Sale of redeemable noncontrolling interest (Note 2)	46	—	—	—	—	189	—	51	—	240
Capital contribution from noncontrolling interest	—	—	—	—	—	(2)	—	—	32	30
Acquisition of noncontrolling interest (Note 11)	—	—	—	—	—	4	—	—	(89)	(85)
Acquisition of a business (Note 2)	—	65,611,831	1	—	—	5,339	—	—	441	5,781
Share-based compensation expense and conversions	—	—	—	—	—	86	—	—	—	86
Cancellation of treasury shares	—	—	—	(12,382,610)	1,045	(1,045)	—	—	—	—
Repurchase of registered shares	—	(6,749,341)	—	6,749,341	(551)	—	—	—	—	(551)
Issuance of registered shares, including stock dividends	—	581,931	—	(581,931)	48	(55)	(4)	—	—	(11)
Balance, December 31, 2025	$53	193,408,656	$2	15,103,107	$(1,007)	$9,841	$13,152	$(6,084)	$1,465	$17,369

2025 Bunge Annual Report

		Registered Shares		Treasury Shares
	Redeemable Non- Controlling Interests	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- Controlling Interests	Total Equity
Balance, January 1, 2024	$1	145,319,668	$1	16,109,804	$(1,073)	$5,900	$12,077	$(6,054)	$963	$11,814
Net (loss) income	(1)	—	—	—	—	—	1,137	—	52	1,189
Other comprehensive loss	—	—	—	—	—	—	—	(648)	(32)	(680)
Redemption value adjustment	2	—	—	—	—	—	(2)	—	—	(2)
Dividends on registered shares, $2.72 per share	—	—	—	—	—	—	(373)	—	—	(373)
Dividends to noncontrolling interests on subsidiary common stock	—	—	—	—	—	—	—	—	(4)	(4)
Capital contribution from noncontrolling interest	2	—	—	—	—	(2)	—	—	53	51
Share-based compensation expense	—	—	—	—	—	65	—	—	—	65
Cancellation of treasury shares	—	—	—	(6,146,930)	572	(572)	—	—	—	—
Repurchase of registered shares	—	(12,150,763)	—	12,150,763	(1,100)	—	—	—	—	(1,100)
Issuance of registered shares, including stock dividends	—	795,330	—	(795,330)	52	(66)	(1)	—	—	(15)
Balance, December 31, 2024	$4	133,964,235	$1	21,318,307	$(1,549)	$5,325	$12,838	$(6,702)	$1,032	$10,945

2025 Bunge Annual Report

		Common Shares		Registered Shares		Treasury Shares
	Redeemable Non- Controlling Interests	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non- Controlling Interests	Total Equity
Balance, January 1, 2023	$4	149,907,932	$1	—	$—	18,835,812	$(1,320)	$6,692	$10,222	$(6,371)	$732	$9,956
Net (loss) income	(1)	—	—	—	—	—	—	—	2,243	—	95	2,338
Other comprehensive income	—	—	—	—	—	—	—	—	—	317	6	323
Redemption value adjustment	(2)	—	—	—	—	—	—	—	2	—	—	2
Dividends on common shares, $2.6125 per share	—	—	—	—	—	—	—	—	(386)	—	—	(386)
Dividends to noncontrolling interests on subsidiary common stock	—	—	—	—	—	—	—	—	—	—	(17)	(17)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	—	—	—	56	56
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	91	91
Share-based compensation expense	—	—	—	—	—	—	—	69	—	—	—	69
Cancellation of common shares and issuance of registered shares	—	(145,287,978)	(1)	145,287,978	1	—	—	—	—	—	—	—
Cancellation of treasury shares	—	—	—	—	—	(8,102,179)	845	(845)	—	—	—	—
Repurchase of common shares	—	(5,407,861)	—	—	—	5,407,861	(600)	—	—	—	—	(600)
Issuance of registered or common shares, including stock dividends	—	787,907	—	31,690	—	(31,690)	2	(16)	(4)	—	—	(18)
Balance, December 31, 2023	$1	—	$—	145,319,668	$1	16,109,804	$(1,073)	$5,900	$12,077	$(6,054)	$963	$11,814
The accompanying notes are an integral part of these consolidated financial statements.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION, AND SIGNIFICANT ACCOUNTING POLICIES
Description of Business—Bunge Global SA, a Swiss company, together with its consolidated subsidiaries and variable interest entities ("VIEs") in which it is considered the primary beneficiary, through which its businesses are conducted (collectively "Bunge" or the "Company"), is a leading global agribusiness and food company. Bunge's registered shares trade on the New York Stock Exchange under the ticker symbol "BG".
On July 2, 2025, Bunge completed its previously announced acquisition ("Acquisition") of Viterra Limited ("Viterra"). See Note 2- Acquisitions and Dispositions for further details. The consolidated statement of income includes results attributable to Viterra from the date of the Acquisition to December 31, 2025.
Effective in the third quarter of 2025, the Company changed its segment reporting to align with its new value chain operational structure as a result of the Viterra Acquisition. Further, effective January 1, 2025, Bunge's Sugar and Bioenergy reporting segment has been reclassified to Corporate and Other. See Note 26- Segment Information for further details. Therefore, Bunge now operates in four reportable segments: Soybean Processing and Refining, Softseed Processing and Refining, Other Oilseeds Processing and Refining, and Grain Merchandising and Milling.
Corporate and Other, which is not a reportable segment, includes salaries and overhead for corporate functions, including acquisition and integration costs related to the Viterra Acquisition, that are not allocated to the Company’s individual reporting segments because the operating performance of such reporting segments is evaluated by the Company's chief operating decision maker ("CODM") exclusive of these items, as well as certain other activities including Bunge Ventures, the Company's captive insurance program, accounts receivable securitization activities, and certain income tax assets and liabilities. It also includes historical results of Bunge's previously recognized Sugar and Bioenergy segment as discussed above.
Soybean Processing and Refining —Bunge's Soybean Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of soybeans and soybean related products, as well as biodiesel and fertilizer production and distribution. Bunge's soybean processing and refining operations and assets have a global footprint, primarily located in South America, North America, and Europe.

Softseed Processing and Refining —Bunge's Softseed Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of softseeds (canola/rapeseed and sunflower seed) and softseed related products, as well as biodiesel production and distribution. Bunge's softseed processing and refining operations and assets have a global footprint, primarily located in Europe and North America.

Other Oilseeds Processing and Refining —Bunge's Other Oilseeds Processing and Refining segment is a globally integrated business principally involved in products of a specialty nature, including the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of these related products. Bunge's other oilseeds processing and refining operations and assets are located throughout the world.

Grain Merchandising and Milling —Bunge's Grain Merchandising and Milling segment involves the purchase, storage, transportation, distribution, and marketing of certain commodities primarily consisting of corn, wheat, barley, cotton, pulses, and sugar; activities also include the milling of wheat and sugar; and related services including ocean freight and financial services. The operations and assets of our Grain Merchandising and Milling segment are located throughout the world; milling operations and assets are primarily located in South America. Further, during the second quarter of 2025, Bunge completed the sale of its corn milling business in North America. See Note 2- Acquisitions and Dispositions for additional information on the completed sale of Bunge's North American corn milling activities.
Argentina
Bunge has significant operating subsidiaries in Argentina and in prior years, Argentina experienced hyperinflation, high fiscal deficit and negative Gross Domestic Product ("GDP") growth. Throughout 2023, Argentina’s government published multiple Emergency Decrees, certain of which introduced preferential U.S. dollar to Argentine peso foreign exchange rates (collectively referred to as the "Export Programs"). Preferential exchange rates under the Export Programs were available exclusively during specific periods of time to be used on qualifying Argentine peso denominated purchases of certain commodities and payment of export duties. The Export Programs were aimed at boosting farmer selling and in turn commodity exports generating an influx of foreign currency. During the periods covered by the Export Programs, qualifying commodity prices in Argentine pesos were directly impacted by the preferential rates. Transactions related to these Export Programs were

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
accounted for at the preferential rate. There were no transactions accounted for utilizing a preferential rate for the years ended December 31, 2025 and 2024.
Ukraine-Russia War
On February 24, 2022, Russia initiated a military invasion of Ukraine (the "war"). Bunge’s Ukrainian operations at December 31, 2025 comprise four oilseed crushing facilities, located in Mykolaiv, Dnipropetrovsk, Kharkiv, and Vinnytsia, two export terminals in the Mykolaiv commercial seaport, and numerous grain elevators and offices throughout Ukraine. The Company also operates a corn milling facility and a grain export terminal in Ukraine via joint ventures. See Note 2- Acquisitions and Dispositions for further information on Bunge's 2025 acquisition of an oilseed crush facility from Varthomio ("ViOil") in western Ukraine.
As of December 31, 2025, total assets and total liabilities associated with Bunge’s Ukrainian subsidiaries each comprise less than 2% of Bunge’s consolidated Total assets and Total liabilities, respectively.
In the year ended December 31, 2024, the Company recognized insurance recoveries related to the war of $58 million which were recorded in Cost of goods sold in the consolidated statements of income. The recoveries included $52 million attributable to business interruption and $6 million attributable to property damage. In the first quarter of 2025, the Company collected the insurance recoveries attributable to business interruption. The scope, intensity, duration, and outcome of the ongoing war is uncertain, and any continuation or escalation of the war may have a material adverse effect on Bunge, including its Ukrainian operations.
Basis of Presentation—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used to prepare these financial statements are the same as those used to prepare the consolidated financial statements in prior years, except as described in these notes or for the adoption of new standards as outlined below.
Discontinued Operations— Pursuant to conditions set by the European Commission for regulatory approval of the Viterra Acquisition, the Company agreed to sell Viterra’s business in Hungary, as well as part of Viterra's business in Poland ("EU Oilseeds Divestment"). The EU Oilseeds Divestment subsequently closed on September 1, 2025 and the results of these operations are reported as discontinued operations during Bunge's period of ownership in accordance with ASC 205 - Presentation of Financial Statements.
In determining whether a disposal group should be presented as discontinued operations, Bunge makes a determination of whether such a group being disposed of comprises a component of the entity, or a group of components of the entity, that represents a strategic shift that has, or will have, a major effect on the Company's operations and financial results. Alternatively, if operations meet the criteria for held for sale on the acquisition date of acquiring the assets, the operations related to those acquired assets are immediately accounted for as a discontinued operation and not subject to the strategic shift evaluation. If these determinations are made affirmatively, the results of operations of the group being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from the continuing operations of the Company for all periods presented in the consolidated financial statements.
Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Bunge, its subsidiaries and VIEs in which Bunge is considered to be the primary beneficiary and, as a result, include the assets, liabilities, revenues, and expenses of all entities over which Bunge exercises control. Equity investments in which Bunge has the ability to exercise significant influence but does not have a controlling financial interest are accounted for by the equity method of accounting. Investments in which Bunge does not exercise significant influence are accounted for at cost, or fair value if readily determinable. Intercompany accounts and transactions are eliminated. An enterprise is determined to be the primary beneficiary if it has a controlling financial interest, defined as (a) the power to direct the activities of a VIE that most significantly impact the economics of the VIE and (b) the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE's operations. Performance of that analysis requires the exercise of judgment. The primary beneficiary analysis must be continually reassessed and requires the exercise of judgment. VIE assessments are revisited upon the occurrence of relevant reconsideration events.
Noncontrolling interests in subsidiaries related to Bunge's ownership interests of less than 100% are reported as Noncontrolling interests or Redeemable noncontrolling interests in the consolidated balance sheets. The noncontrolling ownership interests in Bunge's earnings, net of tax, is reported as Net income attributable to noncontrolling interests and redeemable noncontrolling interests in the consolidated statements of income.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Reclassifications—As highlighted above, effective in the third quarter of 2025, the Company changed its segment reporting to align with its new value chain operational structure as a result of the Viterra Acquisition. Further, effective January 1, 2025, Bunge's Sugar and Bioenergy reporting segment has been reclassified to Corporate and Other. Corresponding prior period amounts have been recast to conform to current period presentation. See Note 26- Segment Information for further details.
Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires Bunge to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual results could differ from those estimates.
Offsetting—In the normal course of its operations the Company routinely enters into transactions resulting in the recognition of assets and liabilities stemming from unconditional obligations, for example trade receivables and trade payables, or conditional obligations, for example unrealized gains and losses on derivative contracts at fair value, with the same counterparty. The Company generally records all such assets and liabilities on a gross basis, even when they are subject to master netting agreements.
However, the Company also engages in various trade structured finance activities to leverage the value of its global trade flows. These activities include programs under which Bunge generally obtains U.S. dollar and foreign currency denominated letters of credit ("LCs") from financial institutions, each based on an underlying commodity trade flow, and time deposits denominated in U.S. dollars and foreign currencies, as well as foreign exchange forward contracts and other programs in which trade related payables are set-off against receivables, when all related assets and liabilities are subject to legally enforceable set-off agreements and the criteria of Accounting Standards Codification ("ASC") 210-20, Offsetting, has been met. Cash inflows are offset by the related cash outflows resulting from placement of the time deposits and repayment of the LCs. All cash flows related to the programs are included in operating activities in the consolidated statements of cash flows.
Translation of Foreign Currency Financial Statements—Bunge's reporting currency is the U.S. dollar. The functional currency of the majority of Bunge's foreign subsidiaries is their local currency. As such, amounts included in the consolidated statements of income, comprehensive income, cash flows, and changes in equity are translated using average exchange rates during each period. Assets and liabilities are translated at period-end exchange rates and resulting foreign currency translation adjustments are recorded in the consolidated balance sheets as a component of Accumulated other comprehensive loss. However, in accordance with U.S. GAAP, if a foreign entity's economy is determined to be highly inflationary, then the foreign entity's financial statements are remeasured as if the functional currency were the reporting currency.
Foreign Currency Transactions—Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gain or loss is included in Bunge's consolidated statements of income as Foreign exchange (losses) gains — net unless the remeasurement gain or loss relates to an intercompany transaction that is of a long-term investment nature and for which settlement is neither planned nor anticipated in the foreseeable future, in which case the remeasurement gain or loss is reported as a component of Accumulated other comprehensive loss in Bunge's consolidated balance sheets.
Cash, Cash Equivalents, and Restricted Cash—Cash and cash equivalents include time deposits and readily marketable securities with original maturity dates of three months or less at the time of acquisition. Restricted cash is included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows.

	December 31,
(US$ in millions)	2025	2024	2023
Cash and cash equivalents	$1,135	$3,311	$2,602
Restricted cash included in Other current assets	31	17	21
Total	$1,166	$3,328	$2,623
Trade Accounts Receivable—Trade accounts receivable is stated at historical carrying amounts net of write-offs and allowances for uncollectible accounts. Bunge establishes allowances for uncollectible trade accounts receivable based on lifetime expected credit losses using an aging schedule for each pool of trade accounts receivable. Pools are determined based on risk characteristics such as the type of customer and geography. A default rate is derived using a provision matrix with data

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
based on Bunge's historical receivables information. The default rate is then applied to the pool to determine the allowance for expected credit losses. Given the short-term nature of the Company's trade accounts receivable, the default rate is only adjusted if significant changes in the credit profile of the portfolio are identified (e.g., poor crop years, credit issues at the country level, systematic risk), resulting in historic loss rates that are not representative of forecasted losses. Uncollectible accounts are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that collection of the balance is unlikely.
Bunge records and reports accrued interest receivable within the same line item as the related trade accounts receivable. The allowance for expected credit losses is estimated on the amortized cost basis of the trade accounts receivable, including accrued interest receivable. Bunge recognizes credit loss expense when establishing an allowance for accrued interest receivable.
Secured Advances to Suppliers—Secured advances to suppliers are stated at historical carrying amounts net of write-offs and allowances for uncollectible accounts. Secured advances to suppliers are expected to be settled through delivery of non-cash assets and as such, allowances are established when collection is not probable. Bunge establishes an allowance for secured advances to suppliers, generally farmers and resellers of grain, based on historical experience, farming economics and other market conditions, as well as specific supplier collection issues. Uncollectible accounts are written off when a settlement is reached for an amount below the outstanding historical balance or when Bunge has determined that collection is unlikely.
Secured advances to suppliers bear interest at contractual rates that reflect current market interest rates at the time of the transaction. There are no deferred fees or costs associated with these receivables. As a result, there are no imputed interest amounts to be amortized under the interest method. Interest income is calculated based on the terms of the individual agreements and is recognized on an accrual basis.
Bunge follows accounting guidance on the disclosure of the credit quality of financing receivables and the allowance for credit losses, which requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes. Under this guidance, a class of receivables is considered impaired, based on current information and events, if Bunge determines it is probable that all amounts due under the original terms of the receivable will not be collected. Recognition of interest income is suspended once the borrower defaults on the originally scheduled delivery of agricultural commodities as the collection of future income is determined not to be probable. No additional interest income is accrued from the point of default until ultimate recovery, at which time amounts collected are credited first against the receivable and then to any unrecognized interest income.
Inventories—Readily marketable inventories ("RMI") are agricultural commodity inventories, primarily including soybeans, soybean meal, soybean oil, corn, softseeds, softseed oil, and wheat that are readily convertible to cash because of their commodity characteristics, widely available markets, and international pricing mechanisms. All of Bunge's RMI are recorded at fair value. These agricultural commodity inventories have quoted prices in active markets, may be sold without significant further processing, and have predictable and insignificant disposal costs. Changes in the fair values of RMI are recognized in earnings as a component of Cost of goods sold.
Inventories other than RMI are stated at the lower of cost or net realizable value by inventory product class. Cost is determined primarily using the weighted-average cost method.
Fair Value Measurements—Bunge determines fair value based on the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Bunge determines the fair values of its RMI, derivatives, and certain other assets and liabilities based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs based on market data obtained from sources independent of Bunge that reflect the assumptions market participants would use in pricing the asset or liability. Unobservable inputs are inputs that are developed based on the best information available in circumstances that reflect Bunge's own assumptions based on market data and on assumptions that market participants would use in pricing the asset or liability. The fair value standard describes three levels within its hierarchy that may be used to measure fair value:

Level	Description	Financial Instrument (Assets / Liabilities)
Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.	Exchange traded derivative contracts. Marketable securities in active markets.

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Level 2	Observable inputs, including adjusted Level 1 quotes, quoted prices for similar assets or liabilities, quoted prices in markets that are less active than traded exchanges and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.	Exchange traded derivative contracts (less liquid market).

Readily marketable inventories.

Over-the-counter ("OTC") commodity purchase and sale contracts.

OTC derivatives whose value is determined using pricing models with inputs that are generally based on exchange traded prices, adjusted for location specific inputs that are primarily observable in the market or can be derived principally from or corroborated by observable market data.

Marketable securities in less active markets.
Level 3	Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.	Assets and liabilities whose value is determined using proprietary pricing models, discounted cash flow methodologies or similar techniques.

Assets and liabilities for which the determination of fair value requires significant management judgment or estimation.
Based on historical experience with Bunge’s suppliers and customers, Bunge’s own credit risk, and knowledge of current market conditions, Bunge does not view nonperformance risk to be a significant input to fair value for the majority of its forward commodity purchase and sale contracts.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of input that is a significant component of the fair value measurement determines the placement of the entire fair value measurement in the hierarchy. Bunge’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.
Bunge’s policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period.
The majority of Bunge's exchange-traded agricultural commodity futures are settled daily, generally through its clearing subsidiary, and therefore such futures are not included in the assets and liabilities that are accounted for at fair value on a recurring basis.
Derivative Instruments and Hedging Activities—Bunge enters into derivative instruments to manage its exposure to movements associated with agricultural commodity prices, transportation costs, foreign currency exchange rates, interest rates, and energy costs. Bunge's use of these instruments is generally intended to mitigate exposure to market variables (see Note 16- Derivative Instruments and Hedging Activities). Additionally, commodity contracts relating to forward sales of commodities, including but not limited to soybeans, soybean meal and oil, corn, softseeds, softseed oil, and wheat, are accounted for as derivatives at fair value under ASC 815 (see Revenue Recognition below).
Generally, derivative instruments are recorded at fair value in Other current assets or Other current liabilities in Bunge's consolidated balance sheets. For derivatives designated as hedges, Bunge assesses at the inception of the hedge whether any such derivatives are highly effective in offsetting changes in the hedged items and, on an ongoing basis, qualitatively or quantitatively tests whether that assertion is still met. The changes in fair values of derivative instruments designated as fair value hedges, along with the gains or losses on the related hedged items are recorded in earnings in the consolidated statements of income in the same caption as the hedged items. The changes in fair values of derivative instruments that are designated as cash flow hedges are recorded in Accumulated other comprehensive loss and are reclassified to earnings when the hedged cash flows affect earnings or when the hedge is no longer considered to be effective. In addition, Bunge may designate certain derivative instruments and non-derivative instruments as net investment hedges to hedge the exposure associated with its equity investments in foreign operations. When using forward derivative contracts as hedging instruments in a net investment hedge, all changes in the fair value of the derivative are recorded as a component of Accumulated other comprehensive loss in the consolidated balance sheets.
Marketable Securities and Other Short-Term Investments—Bunge classifies its marketable debt securities and short-term investments as available-for-sale, held-to-maturity, or held-for-trading. Available-for-sale debt securities are reported at fair value with unrealized gains (losses) included in Accumulated other comprehensive loss. Held-to-maturity debt investments represent financial assets in which Bunge has the intent and ability to hold to maturity and are reported at amortized cost. Debt

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trading securities and all equity securities are recorded at fair value and are bought and held principally for selling them in the near term and therefore held for only a short period of time, with all gains (losses) included in Net income. Bunge monitors its held-to-maturity investments for impairment periodically and recognizes an impairment charge when the decline in fair value of an investment is judged to be other than temporary.
Recoverable Taxes—Recoverable taxes include value-added taxes paid upon the acquisition of raw materials and taxable services and other transactional taxes, which can be recovered in cash or as compensation against income taxes or other taxes owed by Bunge, primarily in South America and Europe. These recoverable tax payments are included in Other current assets or Other non-current assets based on their expected realization. In cases where Bunge determines that recovery is doubtful, recoverable taxes are reduced by allowances for the estimated unrecoverable amounts.
Property, Plant and Equipment, Net—Property, plant and equipment, net is stated at cost less accumulated depreciation. Major improvements that extend either the life, capacity, efficiency, or improve the safety of an asset are capitalized, while maintenance and repairs are expensed as incurred. Costs related to legal obligations associated with the future retirement of capitalized assets are capitalized as part of the cost of the related asset. Bunge capitalizes eligible costs to acquire or develop internal-use software that are incurred during the application development stage. Interest costs on borrowings during construction/completion periods of major capital projects are also capitalized.
Depreciation is computed based on the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property, plant and equipment are as follows:

Years
Buildings	10 - 50
Machinery and equipment	3 - 25
Furniture, fixtures and other	3 - 20
Goodwill—Goodwill represents the cost in excess of the fair value of net assets acquired in a business acquisition. Goodwill is not amortized but is tested annually for impairment, or between annual tests if events or circumstances indicate potential impairment. Bunge's annual impairment testing is generally performed during the fourth quarter of its fiscal year.
Goodwill is tested for impairment at the reporting unit level, which has been determined to be the Company's operating segments or one level below the operating segments in certain instances (see Note 8- Goodwill).
Other Intangible Assets—Finite-lived intangible assets primarily include trademarks, customer relationships and lists, port facility usage rights, licenses, and patents that are amortized on a straight-line basis over their contractual or legal lives, or their estimated useful lives where such lives are not determined by law or contract (see Note 9- Other Intangible Assets).
Impairment of Property, Plant and Equipment and Finite-Lived Intangible Assets—Bunge reviews its property, plant and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Bunge bases its evaluation of recoverability on such indicators as the nature, future economic benefits, and geographic locations of the assets, historical or future profitability measures, and other external market conditions. If these indicators result in the expected non-recoverability of the carrying amount of an asset or asset group, Bunge evaluates potential impairment using undiscounted estimated future cash flows. If such undiscounted future cash flows during the asset's remaining useful life are below the asset's carrying value, a loss is recognized for the shortfall, measured by the present value of the estimated future cash flows or by third-party appraisals. Bunge records impairments related to property, plant and equipment and finite-lived intangible assets used in the processing of its products in Cost of goods sold in its consolidated statements of income. Any impairment of marketing or brand assets is recognized in Selling, general and administrative expenses ("SG&A") in the consolidated statements of income (see Note 10- Impairments).
Property, plant and equipment and other finite-lived intangible assets to be sold or otherwise disposed of are reported at the lower of carrying amount or fair value less cost to sell.
Investments in Affiliates—Bunge has investments in various unconsolidated joint ventures accounted for using the equity method, minus impairment. Bunge reviews its investments annually or when an event or circumstances indicate that a potential decline in value may be other than temporary. Bunge considers various factors in determining whether to recognize an impairment charge, including the length of time the fair value of the investment is expected to be below its carrying value, the financial condition, operating performance and near-term prospects of the affiliate, and Bunge's intent and ability to hold the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
investment for a period of time sufficient to allow for recovery of the fair value (see Note 10- Impairments and Note 11- Investments in Affiliates and Variable Interest Entities).
Revenue Recognition—The Company’s revenue comprises sales from commodity contracts that are accounted for under ASC 815, Derivatives and Hedging ("ASC 815"), and sales of other products and services that are accounted for under ASC 606, Revenue from Contracts with Customers ("ASC 606"). Additional information about the Company’s revenues can be found in Note 26- Segment Information.
Revenue from commodity contracts (ASC 815)—Revenue from commodity contracts primarily relates to forward sales of commodities including, but not limited to soybeans, soybean meal and oil, softseeds, softseed oil, corn, and wheat accounted for as derivatives at fair value under ASC 815. These forward sales meet the definition of a derivative under ASC 815 as they have an underlying (e.g., the price of soybeans), a notional amount (e.g., metric tons), no initial net investment, and can be net settled since the commodity is readily convertible to cash. Bunge generally does not apply the normal purchase and normal sale exception available under ASC 815 to these contracts.
Revenue from commodity contracts is recognized in Net sales for the contracted amount when the contracts are settled at a point in time by transferring control of the commodity to the customer, similarly to revenue recognized from contracts with customers under ASC 606. From inception through settlement, these forward sales arrangements are recorded at fair value under ASC 815 with unrealized gains and losses recognized in Cost of goods sold and carried on the consolidated balance sheets as current assets (see Note 6- Other Current Assets) or current liabilities (see Note 13- Other Current Liabilities), respectively. Further information about the fair value of these contracts is presented in Note 15- Fair Value Measurements.
Revenue from contracts with customers (ASC 606)—Revenue from contracts with customers accounted for under ASC 606 is primarily generated through the sale of refined edible oil-based products such as packaged vegetable oils, shortenings, margarines, and mayonnaise; milled grain products such as wheat flours and bakery mixes; and fertilizer products. These sales are accounted for under ASC 606 as these sales arrangements do not meet the criteria to be considered derivatives under ASC 815. These revenues are measured based on consideration specified in a contract with a customer and exclude sales taxes, discounts related to promotional programs, and amounts collected on behalf of third parties. The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when significant risks and rewards transfer to the customer. Sales terms provide for transfer of control of a product either at the time and point of shipment or at the time and point of delivery and acceptance of the product being sold. In contracts that do not specify the timing of transfer of legal title or transfer of significant risks and rewards of ownership, judgment is required in determining the timing of transfer of control. In such cases, the Company considers standard business practices and the relevant laws and regulations applicable to the transaction to determine when the significant risks and rewards of ownership are transferred.
The transaction price is generally allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of the Company’s sales of such products and services to similar customers and in similar circumstances on a standalone basis. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract. Variable consideration is generally known upon satisfaction of the performance obligation.
Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue producing transaction, which are collected by the Company from a customer, are excluded from revenue.
Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in Cost of goods sold.
Warranties provided to customers are primarily assurance-type warranties on the fitness of purpose and merchantability of the Company’s goods and services. The Company does not provide service-type warranties to customers.
Payment is generally due at the time of shipment or delivery, or within a specified time frame after shipment or delivery, which is generally 30-60 days. The Company’s contracts generally provide customers the right to reject any products that do not meet agreed quality specifications. Product returns and refunds are not material.
Additionally, the Company recognizes revenue in the Grain Merchandising and Milling segment from ocean freight and port services over time, as the related services are performed. Performance obligations are typically completed within a fiscal quarter and any unearned revenue or accrued revenues are not material.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Share-Based Compensation—Bunge maintains equity incentive plans for its employees and non-employee directors (see Note 24- Share-based Compensation). Bunge accounts for share-based compensation based on the grant date fair value. Share-based compensation expense is recognized on a straight-line basis over the requisite service period.
Income Taxes—Income tax expenses and benefits are recognized based on the tax laws and regulations in the jurisdictions in which Bunge's subsidiaries operate. The provision for income taxes includes income taxes currently payable and deferred income taxes resulting from temporary differences between the carrying amounts of existing assets and liabilities in Bunge's consolidated financial statements and their respective tax bases. Deferred tax assets are reduced by valuation allowances if current evidence indicates that it is not "more likely than not" that the deferred tax asset will be realized. Accrued interest and penalties related to unrecognized tax benefits are recognized in Income tax expense in the consolidated statements of income (see Note 14- Income Taxes).
Research and Development—Research and development costs are expensed as incurred. Research and development expenses were $28 million, $30 million, and $35 million for the years ended December 31, 2025, 2024, and 2023, respectively.
Governmental Assistance—Government grants are accounted for by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance, and are recognized at fair value when there is reasonable assurance that the established conditions will be met and the benefit will be received. Benefits are recognized either as a reduction of taxes payable or a credit in earnings.
Bunge qualifies for business incentives from governmental entities at various localities in which the Company operates. These programs primarily consist of tax incentives and cash grants designed to promote regional social and economic development or to incentivize production of clean energy.
Regional social and economic development—Bunge receives tax credits from foreign state governments on the sale of eligible products. The program is valid through 2032 and contains recapture features if Bunge fails to meet program requirements, including job creation and production levels. For the years ended December 31, 2025, 2024, and 2023, Bunge recorded program tax credits of $146 million, $129 million and $176 million in Net sales in the consolidated statements of income, respectively. At December 31, 2025, and December 31, 2024, Bunge recognized a $13 million and $12 million reduction to Other current liabilities, respectively, in the consolidated balance sheets related to benefits not yet realized.
Clean energy—Bunge receives cash grants from a governmental agency from the sale of clean energy. The program is valid through 2032 and contains recapture features if the Company does not follow program production efficiency requirements. For the years ended December 31, 2025, 2024, and 2023, Bunge recorded program related cash grants of $14 million, $23 million and $24 million in Cost of goods sold in the consolidated statements of income, respectively. At both December 31, 2025, and 2024, Bunge recognized a $4 million increase to Trade accounts receivable in the consolidated balance sheets related to benefits not yet realized.
Recently Adopted Accounting Pronouncements
In the fourth quarter of 2025, the Company adopted Accounting Standards Update ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740) ("ASU 2023-09"). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The Company adopted this guidance on a prospective basis. The adoption of this guidance resulted in expanded disclosures in Note 14- Income Taxes.
New Accounting Pronouncements
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832) ("ASU 2025-10"), which provides specific authoritative guidance for recognition, measurement, and presentation of government grants. Either a modified prospective or retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods. Early adoption is permitted in both periods in which financial statements have not yet been issued or made available for issuance. The adoption of this standard is not expected to have a material impact on Bunge’s consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) ("ASU 2024-03"). The standard is intended to enhance transparency of income

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
statement disclosures, primarily through additional disaggregation of relevant expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. Entities can adopt the change prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the standard on its consolidated financial statements.
In March 2024, the SEC adopted final climate-related disclosure rules under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the "Rules"). The Rules require disclosure of governance, risk management, and strategy related to material climate-related risks as well as disclosure of material greenhouse gas emissions in registration statements and annual reports. In addition, the Rules require presentation of certain climate-related disclosures in the annual consolidated financial statements. On April 4, 2024, the SEC voluntarily stayed the effective date of the final Rules pending completion of judicial review following certain legal challenges. Further, in March 2025, the SEC voted to end its defense of the Rules. Bunge is currently monitoring the status of the ongoing litigation regarding the Rules.
2. ACQUISITIONS AND DISPOSITIONS
Acquisitions
Viterra Limited Business Combination Agreement
On July 2, 2025, Bunge completed its previously announced Acquisition of Viterra in a stock and cash transaction pursuant to a definitive business combination agreement (the "Business Combination Agreement") with Viterra and its shareholders including certain affiliates of Glencore PLC, Canada Pension Plan Investment Board, and British Columbia Investment Management Corporation (collectively, the "Sellers"). The Acquisition of Viterra creates a premier global agribusiness solutions company for food, feed and fuel, well positioned to meet the demands of increasingly complex markets and better serve farmers and end-customers.
Pursuant to the terms of the Business Combination Agreement, Viterra shareholders received approximately 65.6 million registered shares of Bunge, with an aggregate value of approximately $5.3 billion as of July 2, 2025, and approximately $1.9 billion in cash, in return for 100% of the outstanding equity of Viterra. The cash consideration was financed through a combination of cash on hand and Bunge's existing debt instruments. See Note 17- Debt for further information.
Upon the closing of the Acquisition, the Sellers owned approximately 33% of Bunge's registered shares.
The following table summarizes the total purchase consideration transferred in exchange for 100% of the outstanding equity and repayment of certain debt of Viterra:

(US$ in millions)
Fair value of Bunge stock issued (1)	$5,340
Cash consideration (2)	1,880
Repayment of certain debt of Viterra	3,554
Effective settlement of pre-existing relationships	(157)
Total purchase consideration	$10,617
(1)     Based on Bunge's closing share price on the New York Stock Exchange as of July 2, 2025 of $81.39 per share.
(2)     Represents the base amount of cash consideration transferred to the Sellers, adjusted for certain items per the terms of the Business Combination Agreement.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Preliminary Fair Values of Assets Acquired and Liabilities Assumed
The Acquisition of Viterra is accounted for as a business combination using the acquisition method of accounting. Due to the timing of the Acquisition, the valuation of the assets acquired and liabilities assumed has not yet been finalized, and as a result, preliminary estimates have been recorded and are subject to change. Any necessary adjustments from Bunge's preliminary estimates will be finalized within one year from the date of the Acquisition completion. Measurement period adjustments will be recorded in the period determined, as if it had been completed at the Acquisition date. The following table summarizes the preliminary allocation of the fair value of assets acquired and liabilities assumed as of the Acquisition date, as included in Bunge's consolidated balance sheet.

(US$ in millions)	July 2, 2025
Cash and cash equivalents	$1,143
Time deposits under trade structured finance program	481
Trade accounts receivable	1,306
Inventories	5,720
Assets held for sale	700
Other current assets	2,575
Property, plant and equipment	5,135
Operating lease assets	775
Other intangible assets (1)	24
Investments in affiliates	579
Deferred income taxes	189
Other non-current assets	256
Total assets acquired	18,883
Liabilities
Short-term debt	1,131
Current portion of long-term debt (2)	1,231
Letter of credit obligations under trade structured finance program	481
Trade accounts payable	1,520
Current operating lease obligations	248
Liabilities held for sale	227
Other current liabilities	2,061
Long-term debt (2)	2,206
Deferred income taxes	611
Non-current operating lease obligations	482
Other non-current liabilities	286
Net assets acquired	8,399
Less: Noncontrolling interests	(441)
Goodwill (3)	2,659
Fair value of consideration transferred	$10,617
(1)    Other intangible assets primarily consists of a trademark with a useful life of one year.
(2)    Debt is required to be measured at fair value under the acquisition method of accounting. The fair value of Viterra's aggregate principal of $1.95 billion notes and 1.2 billion Euro notes assumed in the Acquisition was $3.3 billion. The

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
$97 million discount to par value will accrete to Interest expense over the remaining term of the notes. See Note 17- Debt for further information.
(3)    Goodwill was assigned to reportable segments as follows, $1,050 million to Softseed Processing and Refining, $812 million to Soybean Processing and Refining, and $797 million to Grain Merchandising and Milling. The goodwill is primarily attributable to expected synergies and the assembled workforce of Viterra. None of the goodwill is expected to be deductible for income tax purposes. Goodwill is not amortized to earnings but instead will be reviewed at least annually for impairment. See Note 8- Goodwill for further information.
Viterra Results of Operations
The consolidated statement of income includes results attributable to Viterra from the date of Acquisition, July 2, 2025, to December 31, 2025. Net sales include $15.3 billion attributable to Viterra for the year ended December 31, 2025. Upon close of the Acquisition, the Company immediately began integrating Viterra into its ongoing operations which affects historical comparability of Viterra figures. As a result of the ongoing integration, it is impracticable for the Company to determine the effect on Net income attributable to Viterra.
Unaudited Supplemental Pro Forma Financial Information
The following table presents unaudited supplemental pro forma results of the combined organization as if Viterra was acquired on January 1, 2024:

	Year Ended December 31,
(US$ in millions)	2025	2024
Net sales	$89,507	$93,932
Income from continuing operations	838	1,399
Loss from discontinued operations	(3)	—
Net income	835	1,399
The unaudited supplemental pro forma financial information reflects the historical results of Bunge and Viterra adjusted primarily for the following:
•Additional depreciation and amortization that would have been charged assuming the fair value adjustments to Property, plant and equipment and Other intangible assets had been applied on January 1, 2024.
•Interest expense for accretion of the fair value discount on the outstanding debt assumed and not extinguished at transaction close.
•Additional interest expense on the additional financing, including the issuance of senior notes, in connection with the Acquisition, as if such issuance occurred on January 1, 2024. See Note 17- Debt for further information.
•Acquisition costs incurred and recognized in 2025 are removed from 2025 supplemental pro forma income from continuing operations. 2024 supplemental pro forma income from continuing operations has been adjusted to include these charges, reflecting the assumed Viterra acquisition date of January 1, 2024.
The unaudited supplemental pro forma results do not reflect any anticipated synergies, efficiencies, or other cost savings of the Acquisition. Accordingly, the unaudited supplemental pro forma financial information is not indicative of the Company's actual results of operations if the Acquisition had been completed on January 1, 2024, nor is it necessarily an indication of future operating results.
Acquisition-Related Divestitures and Discontinued Operations
During 2024, the European Commission (the "Commission") approved, under the EU Merger Regulation, the proposed Acquisition of Viterra subject to the EU Oilseeds Divestment. The approval was conditional upon full compliance with the commitments offered by the parties. To address the Commission's competition concerns, it was agreed that Viterra’s business in Hungary, as well as part of Viterra's business in Poland, would be sold to Louis Dreyfus Company Suisse S.A. The sale in Poland includes Viterra’s Bodaczow processing facility, including commercial oilseeds origination activities to supply such

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
facility, and the Trawniki, Kętrzyn, Szamotuły, and Werbkowice storage facilities. On September 1, 2025, Bunge completed the EU Oilseeds Divestment, fully complying with the Commission commitments.
Upon closing, Bunge received preliminary cash proceeds of $483 million in consideration recorded as a cash inflow within Proceeds from disposal of business and property, plant and equipment on the consolidated statement of cash flows. The following table presents the disposal group's major classes of assets and liabilities at the closing date and includes the application of business combination accounting to the assets and liabilities assumed in the Acquisition of Viterra. Intercompany balances between the disposal group and other Bunge consolidated entities have been omitted.

(US$ in millions)
Cash and cash equivalents	$26
Trade accounts receivable	62
Inventories	148
Other current assets	64
Property, plant and equipment	413
Operating lease assets	2
Other non-current assets	2
Total assets	$717

Short-term debt	$52
Trade accounts payable and accrued liabilities	80
Other current liabilities	29
Long-term debt	62
Deferred income taxes	6
Non-current operating lease obligations	2
Total liabilities	$231

Varthomio Share Purchase Agreement
In January 2024, Bunge and Varthomio entered into a share purchase agreement whereby Bunge acquired a 15% equity interest and a fixed price call option to acquire the remaining 85% equity interest in an oilseed crush operation in western Ukraine. On June 20, 2025, Bunge formally exercised the call option to acquire the remaining interest in ViOil; and early in the fourth quarter of 2025, the transaction closed in accordance with the terms of the agreement.
The following table summarizes the total purchase consideration to acquire the remaining 85% equity interest:

(US$ in millions)
Cash consideration	$48
Value of contingent and deferred consideration (1)	86
Total purchase consideration	$134
(1)    Represents the fair value of the contingent and deferred cash consideration as set forth in the share purchase agreement to be settled within one year from the date of the close of the transaction. Subsequent to the transaction close, the Company paid $38 million in the deferred consideration. As of December 31, 2025, contingent consideration recorded in Other current liabilities was $18 million and deferred consideration recorded in Short-term debt was $30 million on the consolidated balance sheet. The fair value of the contingent consideration at the date of the acquisition was determined utilizing a probability weighted discounted cash flow model and represents a non-cash investing activity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The acquisition of ViOil is accounted for as business combination achieved in stages, using the step acquisition method of accounting, which requires remeasurement of Bunge's previously held equity interest as of the date of acquisition. Bunge remeasured the previously held equity interest based on the fair value of the consideration transferred, discounted to reflect the percentage of minority ownership previously held.
Purchase consideration totaling $155 million, inclusive of $21 million in fair value of the previously held equity interest, was allocated to the fair value of assets acquired and liabilities assumed as follows: $157 million to Property, plant and equipment, net, $25 million to Deferred income tax liabilities, $3 million to other net assets, and $20 million to Goodwill. All assets acquired and liabilities assumed were recorded in the Softseed Processing and Refining segment.
International Flavors and Fragrances Purchase Agreement
On August 5, 2025, Bunge entered into an asset purchase agreement with Solae, L.L.C. to acquire substantially all assets related to the lecithin, soy protein concentrate and crush businesses of International Flavors and Fragrances, Inc. The asset purchase, which Bunge expects to account for as a business combination, is in exchange for total cash consideration of approximately $110 million, subject to certain consideration adjustments. The transaction is expected to close in 2026, subject to customary closing conditions.
CJ Latam and Selecta Share Purchase Agreement
On October 10, 2023, Bunge entered into a definitive share purchase agreement with CJ CheilJedang Corporation and STIC CJ Global Investment Corporate Partnership Private Equity Fund (collectively, "CJ") to acquire 100% of outstanding equity of CJ Latam Participações Ltda. and CJ Selecta S.A. (collectively, “CJ Selecta”). Operations of CJ Selecta primarily consist of an oilseed processing facility located in Brazil.
In April 2025, the definitive share purchase agreement between Bunge and CJ with respect to the acquisition of CJ Selecta was formally terminated. Bunge exercised its right to terminate the definitive share purchase agreement pursuant to the agreement's terms. Subsequently, CJ has also communicated its intent to terminate the agreement. The parties continue to discuss their rights and obligations under the agreement.
Espaçogrãos Grain Elevators
On November 30, 2023, Bunge entered into purchase and sale agreements with Espaçogrãos to acquire three grain elevators and related assets ("Silos") located in the Brazilian cities of Nova Mutum, Matupa and Alta Floresta. Bunge closed on the Nova Mutum Silo in the second quarter of 2024; and the Matupa and Alta Floresta Silos closed in the second quarter of 2025 in accordance with the terms of the agreement. Cash consideration for the asset acquisition of $92 million was allocated to Property, plant and equipment, net.
Fuji Oils New Orleans, LLC Port Based Refinery
On April 14, 2023, Bunge, through its 80% ownership of Bunge Loders Croklaan joint venture with IOI Corporation Berhad, completed its purchase of Fuji Oils New Orleans, LLC's port-based refinery. The refinery is located in International-Matex Tank Terminals' Avondale Terminal, in Avondale, Louisiana in the United States. Cash consideration for the asset acquisition of $181 million was allocated to Property, plant and equipment, net ($220 million), inclusive of a finance lease right of use asset ($52 million), long-term finance lease obligations ($41 million) included in Long-term debt and Current portion of long-term debt, and other net working capital ($2 million).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Dispositions
North America Corn Milling Business Disposition
On April 8, 2025, Bunge entered into an agreement to sell substantially all of its corn milling business in North America to Grain Craft, LLC. On June 30, 2025, the transaction closed in accordance with the terms of the agreement. Upon closing, Bunge received cash proceeds of $470 million in consideration recorded as a cash inflow within Proceeds from disposal of business and property, plant and equipment on the consolidated statement of cash flows. The transaction close resulted in a gain on sale of $155 million recognized in Other income - net.
The following table presents the disposal group's major classes of assets and liabilities at the closing date. Intercompany balances between the disposal group and other Bunge consolidated entities have been omitted. Assets and liabilities were reported within the Grain Merchandising and Milling segment.

(US$ in millions)
Trade accounts receivable	$128
Inventories	36
Other current assets	4
Property, plant and equipment, net	137
Operating lease assets	17
Goodwill & Other intangible assets, net	37
Other non-current assets	5
Total assets	$364

Trade accounts payable and accrued liabilities	$40
Current operating lease obligations	6
Deferred income taxes	27
Non-current operating lease obligations	10
Total liabilities	$83
European Margarines and Spreads Business Disposition
On March 21, 2025, Bunge entered into an agreement to sell its European margarines and spreads business to Vandemoortele Lipids NV for cash proceeds of approximately $239 million, subject to certain closing adjustments. Completion of the sale is subject to customary closing conditions, including regulatory approval, and it is expected to close in 2026.
The following table presents the disposal group's major classes of assets and liabilities included in Assets held for sale and Liabilities held for sale, respectively, on the consolidated balance sheet as of December 31, 2025. Intercompany balances between the disposal group and other Bunge consolidated entities have been omitted. Assets held for sale comprise $180 million and $3 million under the Other Oilseeds Processing and Refining segment and Corporate and Other, respectively. Liabilities held for sale comprise $58 million and $3 million under the Other Oilseeds Processing and Refining segment and Corporate and Other, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(US$ in millions)	December 31, 2025
Trade accounts receivable	$38
Inventories	34
Other current assets	8
Property, plant and equipment, net	87
Operating lease assets	2
Goodwill & Other intangible assets, net	12
Other non-current assets	2
Total assets held for sale	$183

Trade accounts payable and accrued liabilities	$46
Other current liabilities	2
Deferred income taxes	2
Other non-current liabilities	11
Total liabilities held for sale	$61
BP Bunge Bioenergia
On June 19, 2024, Bunge entered into a definitive share purchase agreement with BP Biofuels Brazil Investment Limited ("BP") to sell its 50% ownership share in BP Bunge Bioenergia. On October 1, 2024, the transaction closed in accordance with the terms of the share purchase agreement for a total net amount of $828 million in consideration inclusive of certain closing adjustments for the value of net working capital and net debt, among other items. As of December 31, 2024, $728 million in cash consideration had been received. Per the terms of the agreement, a $100 million deferred payment was received in early 2025 and recorded as a cash inflow within Proceeds from sale of investments in affiliates on the 2025 consolidated statement of cash flows.
In connection with the transaction, Bunge has agreed to indemnify BP against future losses associated with certain legal claims as defined in the share purchase agreement. As a consequence, Bunge recognized a liability of $95 million upon transaction close in accordance with ASC 460, Guarantees and ASC 450, Contingencies. See Note 20- Commitments and Contingencies for more information.
The disposal group included Investments in affiliates of $385 million and a $142 million release of Accumulated other comprehensive loss, among other items, reported under Corporate and Other. The transaction close resulted in a pretax gain on sale of $195 million, which was recorded within Other income - net, in the consolidated statement of income for the year ended December 31, 2024.
Partnership with Repsol - Bunge Iberica SA
On March 26, 2024, Bunge entered into a definitive stock purchase agreement with Repsol Industrial Transformation, SLU, a wholly owned subsidiary of Repsol SA ("Repsol"), whereby Bunge agreed to divest 40% of its Spanish operating subsidiary, Bunge Iberica SA ("BISA"). BISA operates three industrial facilities in the Iberian Peninsula. On March 4, 2025, the transaction closed in accordance with the terms of the definitive stock purchase agreement for a total net amount of approximately $206 million in cash and $80 million in deferred consideration. Following transaction close, Bunge retains a controlling financial interest in BISA and continues to consolidate the entity. Cash consideration received has been recorded as a financing cash inflow within Sale of redeemable noncontrolling interest in the consolidated statement of cash flows.
Russian Oilseed Processing and Refining Operations Disposition
On September 16, 2022, Bunge signed an agreement to sell its remaining Russian operations, primarily comprising an oilseed crushing and refining facility in Voronezh, southwest Russia (referred to as the "disposal group"), to Karen Vanetsyan (the "Buyer"), in exchange for a cash price approximately equal to the book value of the disposal group's net assets. On February 3, 2023, the transaction closed in accordance with the terms of the agreement with no material impact to the consolidated statement of income for the year ended December 31, 2023.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
In connection with the transaction, Bunge agreed to indemnify the Buyer against certain legal claims involving Bunge's Russian subsidiary. Management has assessed the likelihood of any loss related to claims covered by the indemnity as remote, and recognized a liability in accordance with ASC 460, Guarantees. See Note 20- Commitments and Contingencies for more information.
The following table presents the book values of the major classes of assets and liabilities that were included in the disposal group at the closing date. Intercompany balances between the disposal group and other Bunge consolidated entities have been omitted. Assets and liabilities included in the disposal group are reported under the Softseed Processing and Refining segment.

(US$ in millions)
Cash and cash equivalents	$19
Trade accounts receivable (less allowances of zero)	15
Inventories	33
Other current assets	14
Property, plant and equipment, net	24
Goodwill & Other intangible assets, net	10
Other non-current assets	8
Impairment reserve	(90)
Total assets	$33

Trade accounts payable and accrued liabilities	$3
Other current liabilities	16
Total liabilities	$19

3. TRADE STRUCTURED FINANCE PROGRAM
The Company engages in various trade structured finance activities to leverage the value of its global trade flows. For the years ended December 31, 2025, 2024, and 2023, net returns from these activities were $46 million, $58 million, and $36 million, respectively, and were included as a reduction of Cost of goods sold in the accompanying consolidated statements of income.

These activities include programs under which Bunge generally obtains U.S. dollar and foreign currency denominated letters of credit ("LCs") from financial institutions, each based on an underlying commodity trade flow, and time deposits denominated in U.S. dollars and foreign currencies, as well as foreign exchange forward contracts, in which trade related payables are set-off against receivables, all of which are subject to legally enforceable set-off agreements.
As of December 31, 2025, and 2024, time deposits and LCs of $10,437 million and $6,914 million, respectively, were presented net on the consolidated balance sheets as the criteria of ASC 210-20, Offsetting, had been met. Time deposits and LCs that do not meet the offsetting requirements under ASC 210-20 are reported on the consolidated balance sheet within Time deposits under trade structured finance program and Letter of credit obligations under trade structured finance program, respectively. The carrying amounts of these financial instruments approximate their fair values. At December 31, 2025, and 2024, time deposits, including those presented on a net basis, carried weighted-average interest rates of 3.56% and 5.22%, respectively.
As part of the trade structured finance activities, the LCs originated using the time deposits described above may be sold to financial institutions on a discounted basis. When the criteria in ASC 860, Transfers and Servicing, have been met, Bunge derecognizes the asset from our balance sheet and does not service the asset. For LCs that do not meet the derecognition criteria, Bunge accounts for such transactions as secured borrowings within Other short-term debt. During the years ended December 31, 2025, 2024, and 2023, total net proceeds from discounting of LCs were $10,107 million, $6,799 million, and $6,730 million, respectively. These cash inflows are offset by the related cash outflows resulting from placement of the time deposits and repayment of the LCs. All cash flows related to the programs are included in operating activities in the consolidated statements of cash flows.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The terms of the sale of the discounted LCs may require the Company to continue to make periodic interest payments to financial institutions based on changes in the Secured Overnight Financing Rate ("SOFR") for a period of up to one year. Bunge’s payment obligation to financial institutions as part of the trade structured finance activities, reported in Other current assets, or Other current liabilities, including any unrealized gain or loss on changes in SOFR, is not significant as of December 31, 2025, and 2024. The notional amounts of LCs subject to continuing variable interest payments that have been derecognized from the Company's consolidated balance sheets as of December 31, 2025, and 2024 are included in Note 16- Derivative Instruments and Hedging Activities. The net gain or loss included in Cost of goods sold resulting from the fair valuation of such variable interest rate obligations is not significant for the years ended December 31, 2025, 2024, and 2023.
4. TRADE ACCOUNTS RECEIVABLE AND TRADE RECEIVABLES SECURITIZATION PROGRAM
Trade Accounts Receivable
Changes to the allowance for expected credit losses related to Trade accounts receivable are as follows:

	Twelve Months Ended December 31, 2025
Rollforward of the Allowance for Credit Losses (US$ in millions)	Short-term	Long-term (1)	Total
Allowance as of January 1, 2025	$89	$24	$113
Current period provisions	67	7	74
Purchased credit deteriorated receivables	80	13	93
Recoveries	(58)	(2)	(60)
Write-offs charged against the allowance	(23)	(3)	(26)
Foreign exchange translation differences	1	2	3
Allowance as of December 31, 2025	$156	$41	$197
(1)Long-term portion of the allowance for credit losses is included in Other non-current assets.

	Twelve Months Ended December 31, 2024
Rollforward of the Allowance for Credit Losses (US$ in millions)	Short-term	Long-term (1)	Total
Allowance as of January 1, 2024	$104	$32	$136
Current period provisions	50	1	51
Recoveries	(48)	(2)	(50)
Write-offs charged against the allowance	(11)	(2)	(13)
Foreign exchange translation differences	(6)	(5)	(11)
Allowance as of December 31, 2024	$89	$24	$113
(1)Long-term portion of the allowance for credit losses is included in Other non-current assets.
Trade Receivables Securitization Program
Bunge and certain of its subsidiaries participate in a trade receivables securitization program (the "Program") with a financial institution, as administrative agent, and certain commercial paper conduit purchasers and committed purchasers (collectively, the "Purchasers"). Koninklijke Bunge B.V., a wholly owned subsidiary of Bunge, acts as master servicer, responsible for servicing and collecting the accounts receivable for the Program. The Program is designed to enhance Bunge’s financial flexibility by providing an additional source of liquidity for its operations.
The Program provides for funding of up to $1.5 billion and from time to time with the consent of the administrative agent, Bunge may request one or more of the existing committed purchasers or new committed purchasers to increase the total commitments by an amount not to exceed $1 billion pursuant to an accordion provision under the Program. The Program will terminate on May 17, 2031; however, each committed purchaser's commitment to purchase trade receivables under the Program will terminate earlier on December 15, 2026, with a feature that permits Bunge to request 364-day extensions. The Program includes sustainability provisions, pursuant to which the applicable margin will be increased or decreased based on Bunge's performance relative to certain sustainability targets, including, but not limited to, science-based targets that define Bunge's climate goals within its operations and a commitment to a deforestation-free supply chain in 2025.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Under the Program's pledge structure, Bunge Securitization B.V. ("BSBV"), a consolidated bankruptcy remote special purpose entity, transfers certain trade receivables to the Purchasers in exchange for a cash payment up to the aggregate size of the Program. BSBV also retains ownership of a population of unsold receivables. BSBV agrees to guarantee the collection of sold receivables and grants a lien to the administrative agent on all unsold receivables. Collections on unsold receivables and guarantee payments are classified as operating activities in Bunge’s consolidated statements of cash flows.

	December 31,
(US$ in millions)	2025	2024
Receivables sold which were derecognized from Bunge's balance sheet	$1,174	$1,148
Receivables pledged to the administrative agent and included in Trade accounts receivable	$182	$123
Bunge's risk of loss following the sale of trade receivables is limited to the assets of BSBV, primarily comprised of unsold receivables pledged to the administrative agent.
The table below summarizes the cash flows and discounts of Bunge's trade receivables associated with the Program. Servicing fees under the Program were not significant in any period.

	Years Ended December 31,
(US$ in millions)	2025	2024	2023
Gross receivables sold	$13,313	$12,490	$11,669
Proceeds received in cash related to transfer of receivables	$13,265	$12,442	$11,615
Cash collections from customers on receivables previously sold	$13,287	$12,572	$11,539
Discounts related to gross receivables sold included in SG&A	$48	$48	$54
Non-cash activity for the Program in the reporting period is represented by the difference between gross receivables sold and cash collections from customers on receivables previously sold.
5. INVENTORIES
Inventories by reportable segment consist of the following:

	December 31,
(US$ in millions)	2025	2024
Soybean Processing and Refining	$5,378	$3,551
Softseed Processing and Refining	2,663	1,082
Other Oilseeds Processing and Refining	924	899
Grain Merchandising and Milling	4,233	959
Total	$13,198	$6,491
RMI by reportable segment consist of the following:

	December 31,
(US$ in millions)	2025	2024
Soybean Processing and Refining	$4,772	$3,217
Softseed Processing and Refining	2,371	878
Other Oilseeds Processing and Refining (1)	306	324
Grain Merchandising and Milling (1)	3,912	805
Total	$11,361	$5,224
(1)Subsequent to the issuance of the interim financial statements for the quarter ended September 30, 2025, the Company identified a misclassification in the presentation of December 31, 2024 RMI by reportable segment. An amount of $481 million was misclassified between the reportable segments of Other Oilseeds Processing and Refining and Grain Merchandising and Milling, with no impact on the amount of total RMI reported at December 31, 2024. Bunge

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
reclassified the amounts in the current period presentation and concluded the reclassification was not material to the current period or any prior periods.
6. OTHER CURRENT ASSETS
Other current assets consist of the following:

	December 31,
(US$ in millions)	2025	2024
Unrealized gains on derivative contracts, at fair value	$1,534	$1,286
Prepaid commodity purchase contracts (1)	284	216
Secured advances to suppliers, net (2)	455	239
Recoverable taxes, net	636	315
Margin deposits	850	579
Marketable securities and other short-term investments (3)	861	484
Income taxes receivable	234	122
Prepaid expenses	342	164
Restricted cash	31	17
Disposition receivable (4)	80	100
Insurance recovery receivable (5)	—	52
Other	482	426
Total	$5,789	$4,000

(1)Prepaid commodity purchase contracts represent advance payments against contracts for future deliveries of specified quantities of agricultural commodities. The balance includes certain advance payments on contracts with various unconsolidated investees see Note 19- Related Party Transactions.
(2)Bunge provides cash advances to suppliers, primarily Brazilian soybean farmers, to finance a portion of the suppliers' production costs, primarily to secure the origination of soybeans for Bunge's soybean processing facilities in Brazil. The balance includes certain advance payments on contracts with various unconsolidated investees see Note 19- Related Party Transactions. Bunge does not bear any of the costs or operational risks associated with growing the related crops. The ability of Bunge's counterparties to repay these amounts is affected by agricultural economic conditions in the relevant geography, which are in turn affected by commodity prices, currency exchange rates, crop input costs, and crop quality and yields. As a result, the advances are largely collateralized by future crops and physical assets of the suppliers, carry a local market interest rate, and settle when the farmers' crops are harvested and sold.
The secured advances to suppliers are reported net of allowances of $20 million and $5 million at December 31, 2025, and 2024, respectively. Bunge periodically evaluates the collectability of its secured advances to suppliers and records allowances if it determines that collection is doubtful. Bunge bases the Company’s determination of the allowance on analyses of the credit quality of individual accounts, also considering the economic and financial condition of the farming industry and other market conditions, as well as the value of any collateral related to amounts owed. Bunge continuously reviews defaulted supplier receivables for impairment on an individual account basis. Bunge considers all accounts in legal collection processes to be defaulted and past due. For such accounts, Bunge determines the allowance for uncollectible amounts based on the fair value of the associated collateral, net of estimated costs to sell. For all renegotiated accounts (current and past due), Bunge considers changes in farm economic conditions and other market conditions, Bunge’s historical experience related to renegotiated accounts, and the fair value of collateral in determining the allowance for doubtful accounts.
Interest earned on secured advances to suppliers of $28 million, $25 million, and $25 million, for the years ended December 31, 2025, 2024, and 2023, respectively, is included in Net sales in the consolidated statements of income.
(3) Marketable securities and other short-term investments—Bunge invests in foreign government securities, corporate debt securities, deposits, equity securities, and other securities. The following is a summary of amounts recorded in the consolidated balance sheets as marketable securities and other short-term investments.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	December 31,
(US$ in millions)	2025	2024
Foreign government securities	$146	$229
Certificate of deposits/time deposits	503	136
Equity securities	4	21
Other	208	98
Total marketable securities and other short-term investments	$861	$484
As of December 31, 2025 and 2024, $150 million and $386 million, respectively, of marketable securities and other short-term investments are recorded at fair value. All other investments were recorded at cost, and due to the short-term nature of these investments, their carrying values approximate fair values. For the years ended December 31, 2025, 2024, and 2023, unrealized gains/(losses) of $(1) million, $9 million, and zero, respectively, have been recorded and recognized in Other income - net for investments held at December 31, 2025, 2024, and 2023.
(4)On October 1, 2024, Bunge completed the sale of our 50% ownership share in BP Bunge Bioenergia to BP. In connection with the sale, a disposition receivable of $100 million was recorded at December 31, 2024 and collected in the first quarter of 2025. In addition, on March 4, 2025, Bunge completed the sale of 40% of its Spanish operating subsidiary, BISA, to Repsol. In connection with the sale, a disposition receivable of $80 million was recorded at December 31, 2025. See Note 2- Acquisitions and Dispositions for further information.
(5)In the year ended December 31, 2024, the Company recognized an insurance recovery related to the Ukraine-Russia war of $52 million attributable to business interruption. The insurance recovery was collected in the first quarter of 2025. See Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies for further information.
7. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net consist of the following:

	December 31,
(US$ in millions)	2025	2024
Land	$713	$388
Buildings	4,953	1,970
Machinery and equipment	8,225	5,473
Furniture, fixtures and other	1,029	667
Construction in progress	2,074	1,533
Gross book value	16,994	10,031
Less: accumulated depreciation and depletion	(5,316)	(4,777)
Property, plant and equipment, net	$11,678	$5,254
Bunge's paid and accrued capital expenditures amounted to $1,753 million, $1,400 million, and $1,192 million during the years ended December 31, 2025, 2024, and 2023, respectively. Included in these capitalized expenditures was capitalized interest on construction in progress of $68 million, $40 million, and $19 million for the years ended December 31, 2025, 2024, and 2023, respectively. Depreciation and depletion expense was $656 million, $431 million, and $390 million for the years ended December 31, 2025, 2024, and 2023, respectively.
8. GOODWILL
Bunge generally performs its annual goodwill impairment analysis during the fourth quarter. If events or indicators of impairment occur between annual impairment analyses, the Company performs an impairment analysis at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or the sale or disposition of a significant asset. In testing for a potential impairment of goodwill, the Company: (1) validates changes, if any, to its reporting units with goodwill balances; (2) allocates goodwill to its reporting units to which acquired goodwill relates; (3) determines the carrying value, or book value, of its reporting units; (4) estimates the fair value of each reporting unit using a discounted cash flow model and/or a market multiples model based on guideline

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
public companies; (5) compares the fair value of each reporting unit to its carrying value; and (6) if the estimated fair value of a reporting unit is less than the carrying value, the Company recognizes an impairment charge for such amount, not to exceed the total amount of goodwill allocated to that reporting unit.
Critical estimates in the determination of fair value under the income approach include, but are not limited to, assumptions about variables such as commodity prices, crop and related throughput and production volumes, gross profit, future capital expenditures, other expenses, and discount rates, all of which are subject to a high degree of judgment. Critical estimates in the determination of fair value under the market approach include, but are not limited to, determination of the guideline public companies and selection of the market multiples.
Changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2025 and 2024 are as follows:

(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Total
Cost:
Balance at December 31, 2024	$205	$92	$142	$122	$561
Additions (1)	812	1,070	—	797	2,679
Reclassification to assets held for sale	—	—	(7)	—	(7)
Disposals (2)	—	—	—	(27)	(27)
Foreign currency translation	16	17	18	—	51
Balance at December 31, 2025	1,033	1,179	153	892	3,257

Accumulated impairment losses:
Balance at December 31, 2024	(36)	(19)	(50)	(3)	(108)
Impairment charge for the period	—	—	—	—	—
Disposals	—	—	—	—	—
Foreign currency translation	—	—	(8)	—	(8)
Balance at December 31, 2025	(36)	(19)	(58)	(3)	(116)

Net carrying value at December 31, 2025	$997	$1,160	$95	$889	$3,141

(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Total
Cost:
Balance at December 31, 2023 (3)	$220	$99	$151	$130	$600
Additions	2	—	—	—	2
Disposals	—	—	—	—	—
Foreign currency translation	(17)	(7)	(9)	(8)	(41)
Balance at December 31, 2024	205	92	142	122	561

Accumulated impairment losses:
Balance at December 31, 2023 (3)	(37)	(20)	(51)	(3)	(111)
Impairment charge for the period	—	—	—	—	—
Disposals	—	—	—	—	—
Foreign currency translation	1	1	1	—	3
Balance at December 31, 2024	(36)	(19)	(50)	(3)	(108)

Net carrying value at December 31, 2024	$169	$73	$92	$119	$453

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(1)Amounts represent goodwill recognized from the Acquisition of Viterra. Amounts in the Softseed Processing and Refining segment also include $20 million of goodwill recognized from the acquisition of ViOil. See Note 2- Acquisitions and Dispositions for further information.
(2)Disposals in the Grain Merchandising and Milling segment relate to the sale of the North America corn milling business completed on June 30, 2025. See Note 2- Acquisitions and Dispositions for further information.
(3)Effective in the third quarter of 2025, the Company changed its segment reporting to align with its new value chain operational structure as a result of the Acquisition of Viterra, as further described in Note 26- Segment Information. The Company's Goodwill has been recast to align with the new reportable segments based on the estimated relative fair value of the reporting units.
9. OTHER INTANGIBLE ASSETS
Other intangible assets, net are all finite-lived and consist of the following:

	December 31,
(US$ in millions)	2025	2024
Gross carrying amount:
Trademarks/brands	$152	$145
Licenses	89	82
Port rights	60	53
Customer relationships	293	288
Patents	138	125
Other	34	36
	766	729
Accumulated amortization:
Trademarks/brands	(120)	(116)
Licenses	(15)	(12)
Port rights	(23)	(19)
Customer relationships	(165)	(145)
Patents	(113)	(93)
Other	(21)	(23)
	(457)	(408)
Other intangible assets, net	$309	$321
Amortization expense was $47 million, $37 million, and $61 million for the years ended December 31, 2025, 2024 and 2023, respectively. The estimated future amortization expense is as follows: $48 million for 2026; $36 million for 2027; $26 million for 2028; $24 million for 2029; and $23 million for 2030.
During the year ended December 31, 2023, the Company discontinued its use of several trademarks, primarily consisting of trademarks acquired in Bunge's 2018 acquisition of Loders Croklaan. The discontinuation triggered a reassessment of the trademarks' estimated useful lives resulting in accelerated amortization through December 31, 2023. For the year ended December 31, 2023, accelerated amortization expense of $21 million was recorded to SG&A expenses within the Other Oilseeds Processing and Refining segment. For the year ended December 31, 2023, Net income attributable to Bunge included $12 million of expense (net of $5 million in tax benefit) and Net income attributable to noncontrolling interests and redeemable noncontrolling interests included $3 million of expense (net of $1 million in tax benefit) related to accelerated amortization.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. IMPAIRMENTS
For the year ended December 31, 2025, Bunge recorded an impairment charge of $30 million in Other income - net, related to the impairment of certain long-term investments held in Other non-current assets. The impairment charges were recorded to Corporate and Other.
For the year ended December 31, 2024, Bunge recorded an impairment charge of $19 million in Income (loss) from affiliates associated with one of its equity method investments. The impairment charge was recorded to the Soybean Processing and Refining segment. See Note 11- Investments in Affiliates and Variable Interest Entities for further details.
For the year ended December 31, 2023, Bunge recorded a pre-tax fixed asset impairment charge of $37 million in Cost of goods sold associated with a North America facility. The impairment charge was recorded to the Softseed Processing and Refining segment. Bunge also recorded two impairment charges to Corporate and Other. First, a $20 million impairment charge, in Other income - net, related to the full impairment of a long-term investment held in Other non-current assets. Second, Bunge recorded an impairment charge of $16 million in Income (loss) from affiliates associated with one of its equity method investments, see Note 11- Investments in Affiliates and Variable Interest Entities for further details.
11. INVESTMENTS IN AFFILIATES AND VARIABLE INTEREST ENTITIES
Bunge participates in various unconsolidated joint ventures and other investments accounted for using the equity method. The Company records its interest in the net earnings of its equity method investees, along with the amortization of basis differences, within Income (loss) from affiliates, in the consolidated statements of income. Basis differences represent differences between the cost of the investment and the underlying equity in net assets of the investment and are amortized over the lives of the related assets that gave rise to them. At December 31, 2025, the aggregate of all basis differences was a debit of $422 million, including $44 million of amortizable basis difference. At December 31, 2024, the aggregate of all basis differences was a debit of $134 million, including $46 million of amortizable basis difference. The change from the prior year is primarily attributable to preliminary fair value adjustments treated as goodwill basis differences on equity method investments acquired in the Viterra Acquisition. At December 31, 2025, the remaining aggregate basis differences are primarily associated with equity method investments in South America. Bunge allocates equity in earnings of affiliates to its reportable segments. Certain significant equity method investments at December 31, 2025 are described below.
Soybean Processing and Refining

	Ownership Interest	Equity method investment description
Agrofel Grãos e Insumos.	30%	Agricultural inputs reseller in Brazil that complements Bunge's soybean origination business.
Complejo Agroindustrial Angostura S.A. ("CAIASA")	33%	Joint venture with Louis Dreyfus Company B.V. and Aceitera General Deheza S.A. ("AGD") to operate an oilseed processing facility in Paraguay.
Hosemillas Holdings S.A. ("Hosemillas")	20%
Uruguay holding company with operations and subsidiaries located in South America, including Brazil, Paraguay, Argentina, and Uruguay. Operations primarily focus on the processing and marketing of seeds as well as developing technology for genetic improvements of seeds.

Lartirigoyen y Cía. S.A. ("Lartirigoyen")	50%	Agriculture company in Argentina, with investments in various agricultural activities.
Navegações Unidas Tapajós S.A. ("Tapajos")	50%
Joint venture with Amaggi Exportaçao E Importaçao to operate inland waterway transportation between the municipalities of Itaituba and Barcarena, Brazil. The Tapajos complex is mainly dedicated to exporting soybeans and grains from Brazil.

Terminal de Graos Ponta da Montanha S.A.	50%	Joint venture with ADM Do Brasil LTDA to operate a port terminal in Barcarena, Brazil.
Terminal 6 S.A. and Terminal 6 Industrial S.A.	40%, 50%	Joint ventures with AGD to operate a port facility and adjacent crushing facility in Argentina.
Vietnam Agribusiness Holdings Ptd. Ltd ("VAH")	50%	Joint venture with Wilmar International Limited to operate an oilseed processing facility in Vietnam.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Grain Merchandising and Milling

	Ownership Interest	Equity method investment description
G3 Global Holding GP Inc.	25%	Joint venture with Saudi Agricultural and Livestock Investment Company ("SALIC") to operate grain facilities in Canada.
IGT, LLC	50%	Port terminal providing transshipment services for grains and oils in Ukraine.
Summarized financial information, combined, for all of Bunge's equity method investees is as follows:

	December 31,
(US$ in millions)	2025	2024
Current assets	$4,436	$3,007
Noncurrent assets	3,660	2,509
Total assets	$8,096	$5,516

Current liabilities	$3,926	$2,674
Noncurrent liabilities	1,224	1,207
Total liabilities	$5,150	$3,881

	Years ended December 31,
(US$ in millions)	2025	2024	2023
Net sales	$13,545	$11,520	$12,529
Gross profit	844	715	907
Net income (loss)	33	(39)	283
Recent Transactions
Terminal XXXIX De Santos S.A. ("T-39") - On May 29, 2024, Bunge entered into a share purchase agreement ("SPA") to indirectly acquire a 25% interest of T-39. T-39 operations primarily consist of a port facility located in the Port of Santos, Brazil. In June 2025, the SPA was formally terminated by the seller in accordance with the terms set forth in the SPA.
BP Bunge Bioenergia - Bunge had a 50% ownership interest in BP Bunge Bioenergia, a joint venture with BP. On October 1, 2024, we completed the sale of our 50% interest in BP Bunge Bioenergia to BP. See Note 2- Acquisitions and Dispositions for further information.
Impairments of Equity Method Investments
During the year ended December 31, 2024, the Company recorded an impairment of $19 million associated with a minority investment in North America. The impairment was determined through management's review of impairment indicators and consideration of the other-than-temporary nature of such items. Impairment charges were recorded to Income (loss) from affiliates within the Soybean Processing and Refining segment.
During the year ended December 31, 2023, the Company recorded an impairment of $16 million associated with its equity method investment, Australian Plant Proteins ("APP") to Income (loss) from affiliates within Corporate and Other. This impairment was determined through management's review of impairment indicators and consideration of the other-than temporary nature of such items. As a result of the impairment, there is no carrying value associated with the equity method investment in APP at December 31, 2025.
Consolidated Variable Interest Entities
On September 19, 2023, Bunge entered into a fixed-priced call option agreement ("Option") to acquire the shares of Terminal de Granéis de Santa Catarina ("TGSC") with primary assets consisting of a grain port terminal in South America strategically located near an existing Bunge facility. In November 2024, Bunge exercised the Option, and on March 20, 2025

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
the transaction closed in accordance with the terms of the Option. As a result, Bunge acquired all the shares of TGSC for R$485 million (approximately $85 million at closing) in consideration, inclusive of certain closing adjustments.
Prior to March 20, 2025, TGSC was a VIE as a result of having insufficient equity at risk. Bunge was the primary beneficiary due to a de facto agent relationship with the equity owner of TGSC and has consolidated the entity since the third quarter of 2023. As all of TGSC’s equity was held by a third-party, Bunge reflected all TGSC earnings and equity as attributable to noncontrolling interests in the consolidated statements of income and consolidated balance sheets, respectively. Following the close of the transaction, TGSC is no longer a VIE. Upon TGSC becoming a consolidated, wholly-owned subsidiary of Bunge, the noncontrolling interest was eliminated and the difference between consideration paid and noncontrolling interest, at the transaction close date, was recorded in Additional paid-in capital on the consolidated balance sheet.
Further, Bunge Chevron Ag Renewables LLC ("BCAR") is a VIE in which Bunge is considered to be the primary beneficiary because it is responsible for the day-to-day operating decisions of BCAR as well as the marketing of the principal products, primarily soybean meal and oil produced and sold by BCAR, among other factors.
The following table presents the values of the assets and liabilities associated with the above listed VIEs in which Bunge is considered the primary beneficiary to the extent included in Bunge’s consolidated balance sheet as of December 31, 2025 and 2024. All amounts exclude intercompany balances, which have been eliminated upon consolidation.
For all other VIEs in which Bunge is considered the primary beneficiary, the entities meet the definition of a business, and the VIE's assets can be used other than for the settlement of the VIE’s obligations. As such, these VIEs have been excluded from the below table.

(US$ in millions)	December 31, 2025	December 31, 2024
Current assets:
Cash and cash equivalents	$226	$534
Trade accounts receivable	3	2
Inventories	58	54
Other current assets	37	35
Total current assets	324	625
Property, plant and equipment, net	714	455
Other intangible assets, net	—	69
Total assets	$1,038	$1,149

Current liabilities:
Trade accounts payable and accrued liabilities	$81	$80
Other current liabilities	45	34
Total current liabilities	126	114
Long-term debt	—	50
Other non-current liabilities	—	10
Total liabilities	$126	$174
Non-Consolidated Variable Interest Entities
Bunge holds investment interests in various entities, as described above, that are included in Investments in affiliates and Other non-current assets in the consolidated balance sheets. Certain of these investments, which are primarily reported in Bunge's Soybean Processing and Refining segment and Grain Merchandising and Milling segment, have been determined to be variable interest entities for which Bunge has determined it is not the primary beneficiary. Accordingly, these investments are not consolidated by Bunge. Bunge's exposure to loss related to these unconsolidated investments is $701 million and $740 million, respectively, as of December 31, 2025 and 2024. Bunge's exposure to loss primarily comprises Bunge's investments balance, third party guarantees, prepayments, and long-term loans, assuming full loss of the investment balance and

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
full payment of the guarantees regardless of the probability of such losses actually being incurred in accordance with US GAAP disclosure rules. See Note 20- Commitments and Contingencies.
12. OTHER NON-CURRENT ASSETS
Other non-current assets consist of the following:

	December 31,
(US$ in millions)	2025	2024
Recoverable taxes, net (1)	$143	$19
Judicial deposits (1)	103	86
Other long-term receivables, net (2)	16	14
Income taxes receivable (1)	132	125
Long-term investments (3)	136	174
Affiliate loans receivable	12	8
Long-term receivables from farmers in Brazil, net (1)	96	23
Unrealized gains on derivative contracts, at fair value	8	—
Long-term pension surplus (4)	148	25
Other	144	83
Total	$938	$557
(1)A significant portion of these non-current assets arise primarily from Bunge's Brazilian, Canadian, Indian, and Argentine operations and their realization could take several years.
(2)Net of allowances as described in Note 4- Trade Accounts Receivable and Trade Receivable Securitization Program.
(3)As of December 31, 2025 and 2024, $28 million and $14 million, respectively, of long-term investments were recorded at fair value.
(4)See Note 18- Employee Benefit Plans.
Recoverable taxes, net— Recoverable taxes are reported net of allowances of $6 million and $9 million at December 31, 2025 and 2024, respectively.
Judicial deposits—Judicial deposits are funds that Bunge has placed on deposit with the courts in Brazil. These funds are held in judicial escrow related to certain legal proceedings pending resolution and bear interest at the Selic rate, which is the benchmark rate of the Brazilian central bank.
Income taxes receivable—Income taxes receivable include overpayments of current income taxes plus accrued interest. These income tax prepayments are expected to be used for the settlement of future income tax obligations. Income taxes receivable in Brazil bear interest at the Selic rate.
Long-term investments—Long-term investments primarily comprise Bunge's noncontrolling equity investments held by Bunge Ventures in growth stage companies and related investment funds in the agribusiness and food sectors.
Affiliate loans receivable—Affiliate loans receivable are primarily interest-bearing receivables from unconsolidated affiliates with remaining maturities of greater than one year.
Long-term receivables from farmers in Brazil, net—Bunge provides financing to farmers in Brazil, primarily through secured advances against farmer commitments to deliver agricultural commodities (primarily soybeans) upon harvest of the then-current year's crop, and through credit sales of fertilizer to farmers. The balance includes certain advance payments on contracts with various unconsolidated investees see Note 19- Related Party Transactions. Certain such long-term receivables from farmers are originally recorded in Other current assets as prepaid commodity purchase contracts or secured advances to suppliers (see Note 6- Other Current Assets) or Other non-current assets according to their maturity. Advances initially recorded in Other current assets are reclassified to Other non-current assets if collection issues arise and amounts become past due with resolution of such matters expected to take more than one year.
The balance is reported net of allowance of $31 million and $27 million at December 31, 2025 and 2024, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
13. OTHER CURRENT LIABILITIES
Other current liabilities consist of the following:

	December 31,
(US$ in millions)	2025	2024
Unrealized losses on derivative contracts at fair value	$1,408	$1,082
Accrued liabilities	1,390	840
Advances on sales (1)	814	501
Dividends payable (2)	135	91
Income tax payable	103	80
Contingent consideration (3)	18	—
Other	390	224
Total	$4,258	$2,818
(1)The Company records advances on sales when cash payments are received in advance of the Company's performance and recognizes revenue once the related performance obligation is completed. Advances on sales are impacted by the seasonality of Bunge's business, including the timing of harvests in the northern and southern hemispheres, and amounts at each balance sheet date will generally be recognized in earnings within twelve months or less.
(2)See Note 22- Equity.
(3)In the fourth quarter of 2025, Bunge completed the acquisition of ViOil. In connection with the acquisition, Bunge recognized an obligation of $18 million at December 31, 2025 relating to contingent cash consideration to be settled within one year from the date of the close of the transaction. See Note 2- Acquisitions and Dispositions for further information.
14. INCOME TAXES
Bunge operates globally and is subject to the tax laws and regulations of numerous tax jurisdictions and authorities as well as tax agreements and treaties among these jurisdictions. Bunge's income tax provision is impacted by, among other factors, changes in tax laws, regulations, agreements and treaties, currency exchange rates and Bunge's profitability in each tax jurisdiction.
Bunge prospectively adopted ASU 2023-09 in the fourth quarter of 2025. As a result, Bunge expanded disclosures for the components of Income tax expense, effective tax rate reconciliation, and information on income taxes paid for the year ended December 31, 2025.
The components of Income from continuing operations before income tax are as follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
United States	$326	$442	$1,180
Non-United States	808	1,082	1,871
Total	$1,134	$1,524	$3,051

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The components of the Income tax expense from continuing operations are as follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
Current:
Federal (1)	$37
State and Local (1)	2
United States	39	$107	$218
Non-United States	311	239	497
	350	346	715
Deferred:
Federal (1)	34
State and Local (1)	(17)
United States	17	18	46
Non-United States	(79)	(28)	(47)
	(62)	(10)	(1)
Total	$288	$336	$714
(1)In the fourth quarter of 2025, Bunge prospectively adopted ASU 2023-09. In accordance with the standard, Bunge has provided incremental disaggregation of Income tax expense from continuing operations in the United States for the year ended December 31, 2025.
Reconciliation of Income tax expense from continuing operations if computed at the U.S. federal income tax rate to Bunge’s reported Income tax expense for the year ended December 31, 2025 is as follows:

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,
(US$ in millions)	2025
Income tax at U.S. federal tax rate	$238	21%
U.S. state taxes, net of federal income tax effect (1)	(15)	(1.3)
Non-U.S. tax effects
Argentina:
Inflation tax benefit	(40)	(3.5)
Non-deductible remeasurement	80	7.1
Earnings taxed at a different statutory rate	21	1.8
Incremental tax on future distributions	14	1.2
Other	(6)	(0.5)
Brazil:
Earnings taxed at a different statutory rate	36	3.2
Tax credits	(13)	(1.1)
Other	14	1.2
Canada	19	1.7
Italy:
Changes in valuation allowance	(30)	(2.7)
Other	2	0.2
The Netherlands:
Changes in valuation allowance	(40)	(3.5)
Other	6	0.5
Romania	13	1.1
Switzerland:
Changes in valuation allowance	(45)	(4.0)
Other	3	0.3
Ukraine:
Changes in valuation allowance	23	2.0
Other	2	0.2
Other non-U.S. jurisdictions	18	1.6
Enactment of new tax laws (2)	—	—
Effect of cross-border tax laws (2)	—	—
Tax credits (2)	—	—
Changes in valuation allowance (2)	—	—
Non-taxable or non-deductible items (2)	—	—
Changes in unrecognized tax benefits	(12)	(1.1)
Other adjustments (2)	—	—
Income tax expense	$288	25.4%
(1)State taxes in Missouri made up the majority (greater than 50%) of the tax effect in this category.
(2)The impact of individual reconciling items using a dash are not material to the consolidated financial statements considering the nature and relative significance of the reconciling item.

The U.S. is a significant market for Bunge globally, and Bunge maintains its corporate operational headquarters in the U.S. along with significant business operations. Additionally, Bunge has used the U.S. federal statutory rate to reconcile its

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BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
effective tax rate for at least 25 years, despite not being domiciled in the U.S. during that period. In order to maintain consistency and relevance for users of the financial statements, the reconciliation between the provision for income taxes and income tax at the statutory rate is presented on the basis of the U.S. federal statutory rate instead of the Swiss national rate.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the reconciliation of income tax expense if computed at the U.S. federal income tax rate to Bunge's reported income tax expense is as follows:

	Year Ended December 31,
(US$ in millions)	2024	2023
Income before income tax	$1,524	$3,051
Income tax rate	21%	21%
Income tax expense at the U.S. Federal tax rate	320	641
Adjustments to derive effective tax rate:
Foreign earnings taxed at different statutory rates	(10)	142
Valuation allowances	21	(30)
Fiscal incentives (1)	(13)	(76)
Foreign exchange on monetary items	21	(5)
Tax rate changes	—	18
Non-deductible expenses	62	40
Uncertain tax positions	15	20
Inflation adjustments	(84)	(32)
Incremental tax on future distributions	5	25
State taxes	18	22
Gain on BP Bunge Bioenergia disposal	(44)	—
Swiss tax credits, net (2)	—	(90)
Other	25	39
Income tax expense	$336	$714
(1)Fiscal incentives predominantly relate to investment incentives in Brazil that are exempt from Brazilian income tax.
(2)During 2023, Bunge was granted tax credits in Switzerland that expire through 2032, and recorded a net benefit for the amount that Bunge believes is more likely than not to be realized prior to expiration.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The primary components of the deferred tax assets and liabilities and the related valuation allowances are as follows:

	December 31,
(US$ in millions)	2025	2024
Deferred income tax assets:
Net operating loss carryforwards	$746	$548
Operating lease obligations	277	124
Employee benefits	73	58
Tax credit carryforwards	471	410
Interest deduction carryforwards	298	119
Accrued expenses and other	219	140
Total deferred tax assets	2,084	1,399
Less valuation allowances	(890)	(595)
Deferred tax assets, net of valuation allowance	1,194	804
Deferred income tax liabilities:
Property, plant and equipment	874	317
Inventories	3	1
Operating lease assets	282	123
Undistributed earnings of affiliates	19	—
Investments	51	18
Intangibles	63	79
Total deferred tax liabilities	1,292	538
Net deferred tax (liabilities) assets	$(98)	$266

As of December 31, 2025, Bunge has determined it has certain unremitted earnings that are considered to be indefinitely reinvested and no provision for income taxes has been made. If these earnings were distributed in the form of dividends or otherwise, Bunge would be subject to income taxes in the form of withholding taxes to the recipient. The determination of the amount of withholding taxes is not practicable.
At December 31, 2025, Bunge's pre-tax loss carryforwards totaled $2.5 billion, of which $2.2 billion have no expiration, including loss carryforwards of $1.2 billion in Brazil. While loss carryforwards in Brazil can be carried forward indefinitely, annual utilization is limited to 30% of taxable income calculated on an entity-by-entity basis as Brazil tax law does not allow consolidated tax filings. At December 31, 2024, Bunge's pre-tax loss carryforwards totaled $1.9 billion, of which $1.7 billion have no expiration, including loss carryforwards of $1.2 billion in Brazil. The increase in pre-tax loss carryforwards from 2024 to 2025 is primarily attributable to the Viterra Acquisition. The remaining tax loss carryforwards expire at various periods through the year 2045.
At December 31, 2025, Bunge’s tax credit carryforwards totaled $471 million, of which $169 million expire in 2029, $249 million expire in 2032, while the remainder is split between a portion expiring within a ten year period and a portion that has no expiration. At December 31, 2024, Bunge's tax credit carryforwards totaled $410 million.
Income Tax Valuation Allowances—Bunge records valuation allowances when current evidence does not suggest that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets depends primarily on Bunge's ability to generate sufficient timely future income of the appropriate character in the appropriate taxing jurisdiction.
As of December 31, 2025 and 2024, Bunge has recorded valuation allowances of $890 million and $595 million, respectively. The net increase of $295 million is primarily attributable to valuation allowances recorded in purchase accounting as part of the Viterra Acquisition.
Unrecognized Tax Benefits—ASC 740, Income Taxes ("ASC 740") requires applying a "more likely than not" threshold to the recognition and de-recognition of tax benefits. Accordingly, Bunge recognizes the amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement. At December 31, 2025 and 2024, respectively, Bunge had

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
recorded unrecognized tax benefits of $77 million and $75 million in Other non-current liabilities in the consolidated balance sheets, inclusive of accrued interest and penalties of $10 million and $11 million at December 31, 2025 and 2024, respectively. During 2025, 2024 and 2023, respectively, Bunge recognized $(1) million, $2 million, and less than $1 million of interest and penalty charges in Income tax expense in the consolidated statements of income. A reconciliation of the beginning and ending amounts of unrecognized tax benefits follows:

(US$ in millions)	2025	2024	2023
Balance at January 1,	$127	$121	$298
Additions based on tax positions related to the current year	6	9	13
Additions based on acquisitions	18	—	—
Additions based on tax positions related to prior years	—	10	12
Reductions for tax positions of prior years (1)	(2)	(2)	(206)
Settlements with tax authorities (2)	(49)	(2)	—
Expiration of statute of limitations	(15)	(4)	(5)
Foreign currency translation	9	(5)	9
Balance at December 31,	$94	$127	$121
(1)The year ended December 31, 2023 included reductions of the tax position in Spain resulting from the conclusion of an appeals process. This decrease had no impact on the consolidated statement of income as the position was not previously recognized under ASC 740.
(2)The year ended December 31, 2025 included settlements with tax authorities in Spain resulting from the conclusion of an appeals process. This decrease had no impact on the consolidated statement of income as the position was not previously recognized under ASC 740.
Bunge, through its subsidiaries, files income tax returns in the United States (federal and various states) and non-United States regions. The table below reflects the tax years for which Bunge is subject to income tax examinations by tax authorities in significant tax regions:

Open Tax Years
North America	2016 - 2025
South America	2018 - 2025
Europe, Middle East, and Africa	2017 - 2025
Asia-Pacific	2015 - 2025
As of December 31, 2025, Bunge's Brazilian subsidiaries have received income tax and penalty assessments through 2018 of approximately R$4.3 billion (approximately $790 million) plus applicable interest on the outstanding amount. Bunge has recorded unrecognized tax benefits related to these assessments of R$7 million (approximately $1 million) as of December 31, 2025.
Management, in consultation with external legal advisors, believes that it is more likely than not that Bunge will prevail on the proposed assessments (with the exception of unrecognized tax benefits discussed above) in Brazil and is vigorously defending its position against these assessments.

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BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
A summary of cash income tax payments, net of refunds received, for the year ended December 31, 2025 is as follows:

Year Ended December 31,
(US$ in millions)	2025
Federal	$50
State	11
Non-United States
Argentina	22
Australia	(35)
Brazil	(32)
Canada	16
Germany	24
The Netherlands	15
Romania	11
Singapore	13
Switzerland	14
Spain	23
Other	54
Total	$186

Bunge made cash income tax payments, net of refunds received, of $186 million, $520 million and $655 million during the years ended December 31, 2025, 2024 and 2023, respectively.
On July 4, 2025, H.R.1, commonly known as the "One Big Beautiful Bill Act", was signed into U.S. law. Bunge evaluated the provisions of the law and its potential impact on the consolidated financial statements. The One Big Beautiful Bill Act did not have a material impact on the consolidated effective tax rate in 2025 and the Company expects it to be immaterial in 2026 as well. This assessment considers various factors, including the nature of its operations and the specific tax law changes introduced by the law. The law allows for the immediate expensing of qualified capital expenditures (100% bonus depreciation), and Bunge anticipates that this provision will result in additional cash tax benefits for the Company, primarily by accelerating tax deductions for eligible investments in property, plant, and equipment. While this immediate expensing is expected to reduce the Company's current cash tax obligations, it is not anticipated to materially alter its effective tax rate over the long term, consistent with current accounting standards for deferred taxes.
15. FAIR VALUE MEASUREMENTS
Bunge's various financial instruments include certain components of working capital such as Trade accounts receivable and Trade accounts payable. Additionally, Bunge uses short- and long-term debt to fund operating requirements. Trade accounts receivable, Trade accounts payable and Short-term debt are generally stated at their carrying value, which is a reasonable estimate of fair value. See Note 3- Trade Structured Finance Program for trade structured finance program, Note 12- Other Non-Current Assets for long-term receivables from farmers in Brazil, net and other long-term investments, Note 17- Debt for short- and long-term debt, and Note 18- Employee Benefit Plans for employee benefit plans. Bunge's financial instruments also include derivative instruments and marketable securities, which are stated at fair value.
For a definition of fair value and the associated fair value levels, refer to Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following table sets forth, by level, the Company’s assets and liabilities that were accounted for at fair value on a recurring basis.

	Fair Value Measurements at Reporting Date
	December 31, 2025				December 31, 2024
(US$ in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$1	$90	$—	$91	$86	$42	$—	$128
Readily marketable inventories (Note 5)	—	9,954	1,407	11,361	—	4,805	419	5,224
Unrealized gain on derivative contracts (2):
Interest rate	—	13	—	13	—	15	—	15
Foreign exchange	—	327	—	327	—	422	—	422
Commodities	179	706	227	1,112	82	549	134	765
Freight	33	—	—	33	40	—	—	40
Energy	56	—	—	56	42	—	—	42
Credit	—	1	—	1	—	2	—	2
Other (3)	117	61	—	178	325	75	—	400
Total assets	$386	$11,152	$1,634	$13,172	$575	$5,910	$553	$7,038
Liabilities:
Trade accounts payable (1)	$—	$464	$95	$559	$—	$326	$62	$388
Unrealized loss on derivative contracts (4):
Interest rate	—	120	—	120	—	258	—	258
Foreign exchange	—	329	—	329	—	494	—	494
Commodities	154	581	206	941	71	309	104	484
Freight	53	—	—	53	38	—	—	38
Energy	84	—	—	84	38	—	—	38
Credit	—	1	—	1	—	2	—	2
Total liabilities	$291	$1,495	$301	$2,087	$147	$1,389	$166	$1,702

(1)These payables are hybrid financial instruments for which Bunge has elected the fair value option as they are derived from purchases of agricultural commodity products in the normal course of business.
(2)Unrealized gains on derivative contracts are generally included in Other current assets. There were $8 million and zero included in Other non-current assets at December 31, 2025 and 2024, respectively.
(3)Other includes the fair values of marketable securities and investments in Other current assets and Other non-current assets.
(4)Unrealized losses on derivative contracts are generally included in Other current liabilities. There were $120 million and $232 million included in Other non-current liabilities at December 31, 2025 and 2024, respectively.
Cash equivalents —Cash equivalents primarily includes money market funds and commercial paper investments. Bunge analyzes how the prices are derived and determines whether the prices are liquid or less liquid tradable prices. Cash equivalents with liquid prices are valued using prices from publicly available sources and classified as Level 1. Cash equivalents with less liquid prices are valued using third-party quotes or pricing models and classified as Level 2.
Readily marketable inventories—RMI reported at fair value are valued based on commodity futures exchange quotations, broker or dealer quotations, or market transactions in either listed or OTC markets with appropriate adjustments for differences in local markets where the Company's inventories are located. In such cases, the inventory is classified within Level 2. Certain inventories may utilize significant unobservable data related to local market adjustments to determine fair value. In such cases, the inventory is classified as Level 3.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
If the Company used different methods or factors to determine fair values, amounts reported as unrealized gains and losses on derivative contracts and RMI at fair value in the consolidated balance sheets and consolidated statements of income could differ. Additionally, if market conditions change subsequent to the reporting date, amounts reported in future periods as unrealized gains and losses on derivative contracts and RMI at fair value in the consolidated balance sheets and consolidated statements of income could differ.
Derivatives—The majority of exchange traded futures and options contracts and exchange cleared contracts are valued based on unadjusted quoted prices in active markets and are classified within Level 1. The majority of the Company’s exchange-traded agricultural commodity futures are cash-settled daily and, therefore, are not included in these tables. The Company's forward commodity purchase and sales contracts are classified as derivatives along with other OTC derivative instruments relating primarily to freight, energy, foreign exchange and interest rates and are classified within Level 2 or Level 3, as described below. The Company estimates fair values based on exchange quoted prices, adjusted as appropriate for differences in local markets. These differences are generally valued using inputs from broker or dealer quotations or market transactions in either the listed or OTC markets. In such cases, these derivative contracts are classified within Level 2.
OTC derivative contracts include swaps, options, and structured transactions that are generally fair valued using quantitative models that require the use of multiple market inputs including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not highly active, other observable inputs relevant to the asset or liability, and market inputs corroborated by correlation or other means. These valuation models include inputs such as interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives trade in less active markets with less availability of pricing information and certain structured transactions can require internally developed model inputs that might not be observable in or corroborated by the market.
Marketable securities and investments—Bunge invests in foreign government securities, corporate debt securities, deposits, equity securities, and other securities. Bunge analyzes how the prices are derived and determines whether the prices are liquid or less liquid tradable prices. Marketable securities and investments with liquid prices are valued using prices from publicly available sources and classified as Level 1. Marketable securities and investments with less-liquid prices are valued using third-party quotes or internally developed models and classified as Level 2 or Level 3 as described below.
    Level 3 Measurements
The following relates to assets and liabilities measured at fair value on a recurring basis using Level 3 measurements. An instrument may transfer into or out of Level 3 due to inputs becoming either observable or unobservable.
Level 3 Measurements—Transfers in and/or out of Level 3 represent existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period. Bunge's policy regarding the timing of transfers between levels is to record the transfers at the end of the reporting period.
Level 3 Readily marketable inventories and Trade accounts payable—The significant unobservable inputs resulting in Level 3 classification for RMI, physically settled forward purchase and sales contracts, and Trade accounts payable relate to certain management estimations regarding costs of transportation and other local market or location-related adjustments, primarily freight related adjustments in the interior of Brazil and the lack of market corroborated information in Canada. In both situations, the Company uses proprietary information such as purchase and sales contracts and contracted prices to value freight, premiums and discounts in its contracts. Movements in the price of these unobservable inputs alone would not be expected to have a material effect on the Company's financial statements as these contracts do not typically exceed one future crop cycle.
Level 3 Derivatives—Level 3 derivative instrument fair value measurements utilize both market observable and unobservable inputs. These inputs include commodity prices, price volatility, interest rates, volumes, and locations.
Level 3 Others—Primarily relates to marketable securities and investments valued using third-party quotes or pricing models with inputs based on similar securities adjusted to reflect management’s best estimate of the specific characteristics of the securities held by the Company. Such inputs represent a significant component of the fair value of the securities held by the Company, resulting in the securities being classified as Level 3.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The tables below present reconciliations for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2025 and 2024. These instruments were valued using pricing models that management believes reflect the assumptions that would be used by a marketplace participant.

	Year Ended December 31, 2025
(US$ in millions)	Readily Marketable Inventories	Derivatives, Net	Trade Accounts Payable	Total
Balance, January 1, 2025	$419	$30	$(62)	$387
Total gains and losses (realized/unrealized) included in Cost of goods sold (1)	571	(94)	14	491
Purchases	3,554	—	(445)	3,109
Sales	(3,288)	—	—	(3,288)
Settlements	—	—	416	416
Transfers into Level 3	2,936	121	(32)	3,025
Transfers out of Level 3	(2,862)	(42)	35	(2,869)
Translation adjustment	77	6	(21)	62
Balance, December 31, 2025	$1,407	$21	$(95)	$1,333
(1)Readily marketable inventories, derivatives, net, and trade accounts payable include gains/(losses) of $474 million, $(50) million, and $10 million, respectively, that are attributable to the change in unrealized gains/(losses) relating to Level 3 assets and liabilities still held at December 31, 2025.

	Year Ended December 31, 2024
(US$ in millions)	Readily Marketable Inventories	Derivatives, Net	Trade Accounts Payable	Total
Balance, January 1, 2024	$662	$71	$(232)	$501
Total gains and losses (realized/unrealized) included in Cost of goods sold (1)	645	(59)	15	601
Purchases	1,704	—	(444)	1,260
Sales	(2,341)	—	—	(2,341)
Settlements	—	—	607	607
Transfers into Level 3	1,507	26	(238)	1,295
Transfers out of Level 3	(1,576)	(6)	156	(1,426)
Translation Adjustment	(182)	(2)	74	(110)
Balance, December 31, 2024	$419	$30	$(62)	$387
(1)Readily marketable inventories, derivatives, net, and trade accounts payable, include gains/(losses) of $591 million, $(42) million, and $11 million, respectively, that are attributable to the change in unrealized gains/(losses) relating to Level 3 assets and liabilities still held at December 31, 2024.

16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Company uses derivative instruments to manage several market risks, such as interest rate, foreign currency rate, and commodity risk. Some of the hedges the Company enters into qualify for hedge accounting ("Hedge Accounting Derivatives") and some, while intended as economic hedges, do not qualify or are not designated for hedge accounting ("Economic Hedge Derivatives"). As these derivatives impact the financial statements in different ways, they are discussed separately below.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Hedge Accounting Derivatives - The Company uses derivatives in qualifying hedge accounting relationships to manage certain of its interest rate, foreign currency, and commodity risks. In executing these hedge strategies, the Company primarily relies on the shortcut and critical terms match methods in designing its hedge accounting strategy, which results in little to no net earnings impact for these hedge relationships. The Company monitors these relationships on a quarterly basis and performs a quantitative analysis to validate the assertion that the hedges are highly effective if there are changes to the hedged item or hedging derivative.
Fair value hedges - These derivatives are used to hedge the effect of interest rate and currency exchange rate changes on certain long-term debt. Under fair value hedge accounting, the derivative is measured at fair value and the carrying value of hedged debt is adjusted for the change in value related to the exposure being hedged, with both adjustments offset to earnings. In other words, the earnings effect of a change in the fair value of the derivative will be substantially offset by the earnings effect of the change in the carrying value of the hedged debt. The net impact of fair value hedge accounting for interest rate swaps is recognized in Interest expense.
Cash flow hedges of currency risk - The Company manages currency risk on certain forecasted purchases, sales, selling, general and administrative costs, and foreign denominated contractual payments using currency forwards and cross-currency swaps. The change in the value of the derivative is classified in Accumulated other comprehensive income (loss) until the transaction affects earnings, at which time the change in value of the derivative is reclassified to the consolidated statements of income (loss). These hedges mature at various times through September 2028. Of the amount currently in Accumulated other comprehensive income (loss), less than $1 million of deferred income, based on transaction maturities, are expected to be reclassified to earnings in the next twelve months.
Net investment hedges - The Company hedges the currency risk of certain of its foreign subsidiaries with currency forwards and foreign currency denominated third-party loans for which the currency risk is remeasured through Accumulated other comprehensive income (loss). For currency forwards, the forward method is used. The change in the value of the hedging instrument is classified in Accumulated other comprehensive income (loss) until the transaction affects earnings by way of either sale or substantial liquidation of the foreign subsidiary.
The table below provides information about the balance sheet values of hedged items and the notional amount of derivatives used in hedging strategies. The notional amount of the derivative is the number of units of the underlying (for example, the notional principal amount of the debt in an interest rate swap). The notional amount is used to compute interest or other payment streams to be made under the contract and is a measure of the Company’s level of activity. The Company discloses derivative notional amounts on a gross basis.

(US$ in millions)	December 31, 2025	December 31, 2024	Unit of Measure
Hedging instrument type:
Fair value hedges of interest rate risk
Interest rate swap - notional amount	$6,500	$4,900	$ Notional
Cumulative adjustment to long-term debt from active application of hedge accounting	$(108)	$(246)	$ Notional
Carrying value of hedged debt	$6,321	$4,600	$ Notional

Cash flow hedges of currency risk
Foreign currency forward - notional amount	$86	$—	$ Notional
Foreign currency option - notional amount	$84	$120	$ Notional
Cross currency swaps - notional amount	$588	$—	$ Notional
Carrying value of hedged debt under the cross currency swap	$556	$—	$ Notional

Net investment hedges
Foreign currency forward - notional amount	$149	$550	$ Notional
Notional amount of non-derivative hedging instrument	$235	$—	$ Notional

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Economic Hedge Derivatives - In addition to using derivatives in qualifying hedge relationships, the Company enters into derivatives to economically hedge its exposure to a variety of market risks it incurs in the normal course of operations.
Interest rate derivatives are used to hedge exposures to the Company's financial instrument portfolios and debt issuances. The impact of changes in fair value of these instruments is primarily presented in Interest expense.
Currency derivatives are used to hedge the balance sheet and commercial exposures that arise from the Company's global operations. The impact of changes in fair value of these instruments is presented in Cost of goods sold when hedging commercial exposures and Foreign exchange gains (losses) - net when hedging monetary exposures.
Agricultural commodity derivatives are used primarily to manage exposures related to the Company's inventory and forward purchase and sales contracts. Contracts to purchase agricultural commodities generally relate to current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of agricultural commodities generally do not extend beyond one future crop cycle. The impact of changes in fair value of these instruments is presented in Cost of goods sold.
The Company uses derivative instruments referred to as forward freight agreements ("FFAs") and FFA options to hedge portions of its current and anticipated ocean freight costs. The impact of changes in fair value of these instruments is presented in Cost of goods sold.
The Company uses energy derivative instruments to manage its exposure to volatility in energy costs. Hedges may be entered into for natural gas, electricity, coal and fuel oil, including bunker fuel. The impact of changes in fair value of these instruments is presented in Cost of goods sold.
The Company may also enter into other derivatives, including credit default swaps, carbon emission derivatives and equity derivatives to manage its exposure to credit risk and broader macroeconomic risks, respectively. The impact of changes in fair value of these instruments is presented in Cost of goods sold.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The table below summarizes the volume of economic derivatives as of December 31, 2025 and December 31, 2024. For those contracts traded bilaterally through the over-the-counter markets (e.g., forwards, forward rate agreements ("FRA"), and swaps), the gross position is provided. For exchange traded (e.g., futures, FFAs, and options) and cleared positions (e.g., energy swaps), the net position is provided.

	December 31,		December 31,
	2025		2024		Unit of Measure
(US$ in millions)	Long	(Short)	Long	(Short)
Interest rate
Swaps	$575	$(1,421)	$234	$(1,420)	$ Notional
Futures	$17	$—	$—	$(69)	$ Notional
Forwards	$248	$(248)	$—	$—	$ Notional
Currency
Forwards	$17,990	$(14,387)	$8,439	$(8,961)	$ Notional
Swaps	$4,337	$(2,552)	$3,566	$(2,105)	$ Notional
Futures	$151	$—	$—	$(15)	$ Notional
Options	$26	$(44)	$107	$(60)	Delta
Agricultural commodities
Forwards	45,562,983	(70,869,295)	25,166,668	(35,384,917)	Metric Tons
Futures	—	(12,270,722)	—	(3,699,452)	Metric Tons
Options	104,572	(546,978)	11,835	(116,481)	Metric Tons
Ocean freight
FFA	—	(6,285)	—	(7,484)	Hire Days
Natural gas
Swaps	786,919	—	1,114,929	—	MMBtus
Futures	5,760,755	—	7,058,632	—	MMBtus
Options	609,579	—	—	—	MMBtus
Electricity
Futures	139,435	—	123,565	—	Mwh
Energy - other
Swaps	449,326	—	339,947	—	Metric Tons
Energy - CO2
Futures	503,000	—	418,000	—	Metric Tons
Options	100,000	—	—	—	Metric Tons
Other
Swaps and futures	130	(130)	90	(90)	$ Notional

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The Effect of Derivative Instruments and Hedge Accounting on the Consolidated Statements of Income
The tables below summarize the net effect of derivative instruments and hedge accounting on the consolidated statements of income for the years ended December 31, 2025, 2024, and 2023.

		Gain (Loss) Recognized in Income on Derivative Instruments
		Year Ended December 31,
(US$ in millions)		2025	2024	2023
Income statement classification	Type of derivative
Net sales
Hedge accounting	Foreign currency	$4	$(4)	$8

Cost of goods sold
Hedge accounting	Foreign currency	$—	$—	$1
Economic hedges	Foreign currency	456	(332)	437
	Commodities	(154)	281	462
	Other (1)	(71)	(42)	60
Total Cost of goods sold		$231	$(93)	$960

Selling, general & administrative
Hedge accounting	Foreign currency	$1	$—	$1

Interest expense
Hedge accounting	Interest rate	$(85)	$(118)	$(134)
Economic hedges	Interest rate	(1)	—	6
Total Interest expense		$(86)	$(118)	$(128)

Foreign exchange gains (losses) - net
Hedge accounting	Foreign currency	$(6)	$—	$(27)
Economic hedges	Foreign currency	(35)	(7)	28
Total Foreign exchange gains (losses) - net		$(41)	$(7)	$1

Other income (expense) - net
Economic hedges	Other(1)	$(4)	$—	$1

Other comprehensive (loss) income
Gains and losses on derivatives used as fair value hedges of foreign currency risk included in other comprehensive income during the period		$—	$—	$3
Gains and losses on derivatives used as cash flow hedges of foreign currency risk included in other comprehensive income (loss) during the period		$4	$(22)	$(3)
Gains and losses on derivatives used as net investment hedges included in other comprehensive (loss) income during the period		$(115)	$149	$(99)

Amounts released from Accumulated other comprehensive loss during the period
Cash flow hedge of foreign currency risk - (gain)/loss		$(1)	$9	$(3)
(1)Other includes the results from freight, energy, and other derivatives.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. DEBT
The following table summarizes Bunge's short and long-term debt:

	December 31,
(US$ in millions)	2025	2024
Short-term debt and Current portion of long-term debt:
Revolving credit facilities	$600	$—
Commercial paper program (1)	300	—
Other short-term debt	2,983	875
Total Short-term debt (2)	3,883	875
Current portion of long-term debt	1,337	669
Total Short-term debt and Current portion of long-term debt (3)	5,220	1,544
Long-term debt: (4)
Term loan due 2027 - SOFR plus 1.000%	250	250
Term loan due 2028 - SOFR plus 1.200%	250	250
Term loan due 2028 - SOFR plus 1.100% (5)	300	—
Term loan due 2028 - SOFR plus 1.100% (5)	1,000	—
1.63% Senior Notes due 2025	—	599
2.00% Senior Notes due 2026 (5)	575	—
3.25% Senior Notes due 2026	700	699
4.90% Senior Notes due 2027 (5)	443	—
3.75% Senior Notes due 2027	599	598
1.00% Senior Notes due 2028 - Euro (5)	779	—
4.10% Senior Notes due 2028 (5)	398	397
4.20% Senior Notes due 2029 (5)	794	793
4.55% Senior Notes due 2030 (5)	645	—
3.20% Senior Notes due 2031 (5)	557	—
2.75% Senior Notes due 2031	994	993
5.25% Senior Notes due 2032 (5)	307	—
4.65% Senior Notes due 2034 (5)	791	790
5.15% Senior Notes due 2035 (5)	643	—
Cumulative adjustment to long-term debt from application of hedge accounting	(128)	(269)
Other long-term debt	271	263
Subtotal (6)	10,168	5,363
Less: Current portion of long-term debt	(1,337)	(669)
Total Long-term debt (7)	8,831	4,694
Total debt	$14,051	$6,238
(1)On September 3, 2025, Bunge increased the aggregate size of its existing unsecured corporate commercial paper program by $1.0 billion, from $2.0 billion, to an aggregate of $3.0 billion.
(2)In the fourth quarter of 2025, Bunge completed the acquisition of ViOil. In connection with the acquisition, Bunge recognized an obligation of $30 million at December 31, 2025 relating to deferred cash consideration to be settled within one year from the date of the close of the transaction. See Note 2- Acquisitions and Dispositions for further information.
(3)Includes secured debt of $1,024 million and $187 million at December 31, 2025 and 2024, respectively. At December 31, 2025, the balance includes $535 million of secured debt collateralized by inventory.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(4)Variable interest rates are as of December 31, 2025.
(5)See Viterra Acquisition Financing section within Note 17- Debt below for further details.
(6)The fair value (Level 2) of long-term debt, including current portion, is $10,220 million and $5,373 million at December 31, 2025, and 2024, respectively. The fair value of Bunge's long-term debt is calculated based on interest rates currently available on comparable maturities to companies with credit standing similar to that of Bunge.
(7)Includes secured debt of $159 million and $131 million at December 31, 2025 and 2024, respectively.
Short-term Debt
Bunge's short-term borrowings are typically sourced from various banking institutions and the U.S. commercial paper market. Bunge also borrows from time to time in local currencies in various foreign jurisdictions. Interest expense includes facility commitment fees, amortization of deferred financing costs, the impact of designated interest rate hedges, and charges on certain lending transactions. The weighted-average interest rate on short-term borrowings at December 31, 2025 and 2024 was 5.15% and 6.22%, respectively.
Revolving Credit Facilities
On October 3, 2025, Bunge entered into an unsecured $4.2 billion 5-year revolving credit agreement (the "$4.2 Billion Revolving Credit Agreement") with a group of lenders, maturing on October 3, 2030. Bunge may from time-to-time request one or more of the existing or new lenders to increase the total participations by an aggregate amount up to $1.5 billion, pursuant to an accordion provision. Borrowings will bear interest at Bunge's option, at SOFR plus a margin or the Euribor Rate plus a margin. The $4.2 Billion Revolving Credit Agreement replaced an existing $3.2 billion 5-year revolving credit agreement which was terminated on October 3, 2025. Bunge had no borrowings outstanding at December 31, 2025, and 2024, under the $4.2 Billion Revolving Credit Agreement and the predecessor agreement, respectively.
On October 3, 2025, Bunge entered into an unsecured $3.5 billion 3-year revolving agreement (the "$3.5 Billion Revolving Agreement") with a group of lenders, maturing on October 3, 2028. Bunge may from time-to-time request one or more of the existing or new lenders to increase the total participations by an aggregate amount up to $1.5 billion, pursuant to an accordion provision. Borrowings will bear interest at SOFR plus a SOFR adjustment, which will vary from 0.05% to 0.25% based on the tenor of the interest period selected, plus a margin, which will vary from 0.20% to 0.55%, based on the Rating Level provided by Moody's and S&P. The $3.5 Billion Revolving Agreement replaced an existing $3.5 billion 3-year revolving agreement which was terminated on October 3, 2025. Bunge had borrowings outstanding of $600 million at December 31, 2025 under the $3.5 Billion Revolving Agreement. No borrowings were outstanding as of December 31, 2024 under the predecessor agreement.
On October 3, 2025, Bunge entered into an unsecured $1.1 billion 364-day revolving credit agreement (the "$1.1 Billion 364-Day Revolving Credit Agreement") with a group of lenders, maturing on October 2, 2026. Bunge may from time-to-time request one or more of the existing or new lenders to increase the total participations by an aggregate amount up to $250 million, pursuant to an accordion provision. Borrowings will bear interest at SOFR plus a margin. The $1.1 Billion 364-Day Revolving Credit Agreement replaced an existing $1.1 billion 364-day revolving credit agreement which was terminated on October 3, 2025. Bunge had no borrowings outstanding at December 31, 2025, and 2024, under the $1.1 Billion 364-Day Revolving Credit Agreement and the predecessor agreement, respectively.
On October 3, 2025 Bunge amended and restated the $865 million revolving credit facility (the "$865 Million Revolving Loan Facility") with a group of lenders, resulting in an extension of the maturity date from October 29, 2026 to October 3, 2030. Borrowings will bear interest at SOFR plus an applicable margin. Bunge had no borrowings outstanding at December 31, 2025, and 2024, under the $865 Million Revolving Loan Facility.
Borrowings under the committed revolving credit facilities described above typically have an original maturity of three months or less, resulting in net presentation of proceeds and repayments of short-term debt in the consolidated statements of cash flows.
At December 31, 2025 and 2024, Bunge had $9,065 million, and $5,665 million, respectively, unused and available committed borrowing capacity comprising committed revolving credit facilities with a number of financial institutions.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Commercial Paper Program
On September 3, 2025, Bunge increased the aggregate size of its existing commercial paper program by $1.0 billion, from $2.0 billion, to an aggregate of $3.0 billion (the "$3 Billion Commercial Paper Program"). The $3 Billion Commercial Paper Program has no maturity date. Borrowings under the $3 Billion Commercial Paper Program typically have an original maturity of three months or less, resulting in net presentation of proceeds and repayments of short-term debt in the consolidated statements of cash flows.
Other Short-term Debt
In addition to the committed facilities discussed above, from time to time, Bunge Global SA and/or its financing subsidiaries may enter into uncommitted bilateral short-term credit lines as necessary based on its financing requirements. At December 31, 2025 there were $900 million borrowings outstanding, under these bilateral short-term credit lines. No borrowings were outstanding as of December 31, 2024. Loans under such credit lines are non-callable by the respective lenders. In addition, Bunge's operating companies had $2,083 million and $875 million in short-term borrowings outstanding from local bank lines of credit at December 31, 2025 and 2024, respectively, to support working capital requirements. The original maturity of borrowings under uncommitted bilateral credit lines and local bank lines of credit varies based upon the Company's financing objectives. As a result, proceeds and repayments of such credit lines may be presented on a net basis, or separately, in the consolidated statements of cash flows as dictated by the borrowing's original maturity.
Viterra Acquisition Financing
In connection with the execution of the Business Combination Agreement, Bunge and Bunge Limited Finance Corp. ("BLFC") previously entered into a debt commitment letter (the “Initial Debt Commitment Facility”) with Sumitomo Mitsui Banking Corporation and a consortium of lenders (the "Lenders"), pursuant to which the Lenders committed to provide Bunge with $7.7 billion of unsecured term loans, which included tranches maturing 364 days, 2 years, and 3 years from one business day prior to the closing date of the Acquisition. Additionally, a $300 million delayed draw term loan (the “Delayed Draw Term Loan”) from CoBank and the U.S. farm credit system was arranged.
In connection with the Acquisition, on June 30, 2025, Bunge (i) borrowed $2.0 billion under the 3-year tranche term loan of the Initial Debt Commitment Facility (the "Term Loan due 2028"), and (ii) borrowed $300 million under the Delayed Draw Term Loan (such borrowings, collectively, the "Term Loan Borrowings"). The Term Loan Borrowings were used, along with existing Cash and cash equivalents and proceeds from other sources, to fund a portion of the cash consideration for Bunge’s Acquisition of Viterra and to repay a portion of certain Viterra debt settled at the closing of the Acquisition, including, in each case, related fees and expenses, and, with any remaining amounts, for general corporate purposes. On October 29, 2025, Bunge repaid $1.0 billion of the $2.0 billion Term Loan due 2028 using proceeds from borrowings under other corporate credit facilities, including the $3 Billion Commercial Paper Program.
Senior Notes - On September 17, 2024, Bunge completed the sale and issuance of (i) $400 million aggregate principal amount of 4.100% senior notes due 2028, (ii) $800 million aggregate principal amount of 4.200% senior notes due 2029, and (iii) $800 million aggregate principal amount of 4.650% senior notes due 2034 ("Senior Notes"). Collectively, the three tranches of Senior Notes total an aggregate principal amount of $2.0 billion. The Senior Notes are fully and unconditionally guaranteed by Bunge. The offering was made pursuant to a shelf registration statement on Form S-3 (Registration No. 333-282003) filed by the Company and its 100% owned finance subsidiary, BLFC, with the SEC. The net proceeds of the offering were approximately $1.98 billion after deducting underwriting commissions, the original issue discount, and offering fees and expenses payable by Bunge.
On August 4, 2025, Bunge completed the sale and issuance of (i) $650 million aggregate principal amount of 4.550% senior notes due 2030, and (ii) $650 million aggregate principal amount of 5.150% senior notes due 2035 ( (i) and (ii) together, the"2025 Senior Notes"). Collectively, the two tranches of the 2025 Senior Notes total an aggregate principal amount of $1.3 billion. The 2025 Senior Notes are fully and unconditionally guaranteed by Bunge. The offering was made pursuant to a shelf registration statement on Form S-3 (Registration No. 333-282003) filed by the Company and its 100% owned finance subsidiary, BLFC, with the SEC. The net proceeds of the offering were approximately $1.29 billion after deducting underwriting commissions, the original issue discount, and offering fees and expenses payable by Bunge.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Exchange Offers and Consent Solicitations of Viterra Notes - On September 9, 2024, Bunge's wholly-owned subsidiary, BLFC, commenced offers (the "US Exchange Offers") to exchange all outstanding notes of certain series (the "Existing USD Viterra Notes") issued by Viterra Finance B.V. ("VFBV") and guaranteed by Viterra and Viterra B.V., for up to $1.95 billion aggregate principal amount of new notes issued by BLFC and guaranteed by Bunge. In the third quarter of 2025, BLFC completed the US Exchange Offers, exchanging $1.92 billion of Existing USD Viterra Notes for new notes with the same interest rates and maturities issued by BLFC.
Concurrently with the US Exchange Offers, BLFC successfully solicited consents, on behalf of VFBV, and VFBV amended the respective indentures governing the Existing USD Viterra Notes to, among other things, eliminate certain of the covenants, restrictive provisions and events of default, and modify or amend certain other provisions, including unconditionally releasing and discharging the guarantees by each of Viterra and Viterra B.V. ("US Consent Solicitation").
In addition, in the third quarter of 2025, Bunge completed the amendment of the indentures governing VFBV's outstanding 500 million Euro aggregate principal amount of 0.375% senior unsecured notes due 2025 (the "0.375% Senior Notes Due 2025 - Euro") and outstanding 700 million Euro aggregate principal amount of 1.000% senior unsecured notes due 2028 (collectively, the "Existing Euro Viterra Notes") to, among other things, substitute the issuer and guarantors of such notes with Bunge Finance Europe B.V., a wholly owned finance subsidiary of Bunge, as issuer, and Bunge as guarantor (the "European Consent Solicitation"). The 0.375% Senior Note Due 2025 - Euro were fully repaid in accordance with the terms of the agreement in September 2025.
The US Exchange Offers, US Consent Solicitation, and European Consent Solicitation were conditioned, among other things, upon the completion of the Acquisition. For this reason, the Existing USD Viterra Notes and Existing Euro Viterra Notes were not recognized on Bunge's consolidated balance sheet until the third quarter of 2025, following the completion of the Acquisition.
Long-term Debt
Certain property, plant and equipment, and investments in consolidated subsidiaries having a net carrying value of approximately $618 million at December 31, 2025 have been mortgaged or otherwise collateralized against long-term debt, including current portion, of $200 million at December 31, 2025.
Principal Maturities—Principal maturities of long-term debt at December 31, 2025 are as follows:

(US$ in millions)
2026	$1,378
2027	1,369
2028	2,759
2029	815
2030	702
Thereafter	3,389
Total (1)	$10,412
(1)Includes components of long-term debt attributable to unamortized debt issuance costs and other discounts of $116 million and excludes components of long-term debt attributable to fair value hedge accounting of $128 million. Includes principal maturities of long-term debt attributable to finance leases, see Note 25- Leases for a separate breakout of finance lease maturities.
During the years ended December 31, 2025, 2024, and 2023, Bunge paid interest, net of interest capitalized, of $562 million, $434 million, and $507 million, respectively.

18. EMPLOYEE BENEFIT PLANS
Certain of Bunge's United States, Canadian, European, Asian, and Brazilian-based subsidiaries sponsor defined benefit pension plans covering substantially all employees of such subsidiaries. The plans provide benefits primarily based on participant salaries and lengths of service. The funding policies for Bunge's defined benefit pension plans are determined in

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
accordance with statutory funding requirements. The most significant defined benefit plan as of December 31, 2025 is in Canada.
Certain of Bunge's United States, Canadian, and Brazilian-based subsidiaries have benefit plans to provide postretirement healthcare benefits to eligible retired employees of those subsidiaries. The plans require minimum retiree contributions and define the maximum amount the subsidiaries will be obligated to pay under the plans. Bunge's policy is to fund these costs as they become payable.
Plan Settlements and Termination—In October 2024, the Company, as plan sponsor for one of Bunge's defined benefit U.S. pension plans (the "U.S. Pension Plan"), utilized approximately $377 million of plan assets to purchase an equally valued buy-in contract from a third-party insurer, as well as notified plan participants in the U.S. Pension Plan of its intent to offer a lump sum buyout to eligible participants and terminate the plan. In connection with the plan termination, the buy-in contract allowed for the future conversion into a buy-out arrangement where the insurance company would assume full responsibility for the U.S. Pension Plan obligations. In October 2025, the Company completed $119 million of disbursements to U.S. Pension Plan participants electing a lump sum buyout. In December 2025, the U.S. Pension Plan was settled through conversion of the previously acquired third-party insurance buy-in contract to a buy-out arrangement thereby completing the settlement and termination process. In connection with the settlement, during the fourth quarter of 2025, the Company realized a pre-tax settlement loss of $118 million within Other income - net on the consolidated statements of income, comprising a $6 million gain on settlement of the related defined benefit plan obligations, as well as the reclassification of $124 million from Accumulated other comprehensive loss. Given the funded status of the U.S. Pension Plan at the time of the lump sum buyout, the transaction did not result in material cash inflows or outflows in the consolidated statements of cash flows.
On June 30, 2023, the Company approved a one-time lump sum offering to participants in certain of Bunge's defined benefit North American pension plans who had separated from the Company as of December 31, 2022 and whose benefits in the plan had fully vested. The respective payments were substantially completed during September 2023. The payments, which were paid from plan assets as settlement of respective benefit obligations, resulted in a $22 million decrease in benefit obligations and the reclassification of an unamortized gain of less than $1 million from Accumulated other comprehensive loss, which was recorded in Other income - net on the consolidated statements of income.
Plan Transfers In and Out— As a result of the Viterra Acquisition, there was a transfer into Bunge's defined benefit pension plans and postretirement benefit plans resulting in a $289 million increase in benefit obligation and $381 million increase in the fair value of plan assets during the year ended December 31, 2025. There were no significant transfers into or out of Bunge's employee benefit plans during the year ended December 31, 2024.
Cost of Benefit Plans—Service cost is recognized in a period determined as the actuarial present value of benefits attributed by the pension benefit formula to services rendered by employees during that period. Interest cost is the amount recognized in a period determined as the increase in the projected benefit obligation due to the passage of time. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets. Amortization of net loss represents the recognition in net periodic cost over several periods of amounts previously recognized in Other comprehensive income (loss). Service cost is included in the same income statement line item as other compensation costs arising from services rendered during the period, while the other components of net periodic benefit pension cost are presented separately in Other income- net.
The components of net periodic benefit costs for defined benefit pension plans and postretirement benefit plans are as follows:

	Pension Benefits December 31,			Postretirement Benefits December 31,
(US$ in millions)	2025	2024	2023	2025	2024	2023
Service cost	$12	$11	$10	$—	$—	$—
Interest cost	37	38	41	5	3	4
Expected return on plan assets	(38)	(47)	(46)	—	—	—
Amortization of net loss (gain)	3	3	3	—	(1)	(1)
Curtailment gain	(1)	—	—	—	—	—
Settlement loss (gain) recognized	125	—	—	(4)	—	—
Net periodic benefit costs	$138	$5	$8	$1	$2	$3

2025 Bunge Annual Report
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Assumptions used in Postretirement Benefits Calculations—At December 31, 2025, an 8.1% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2025 postretirement benefit plan measurement purposes, decreasing to 7.6% by 2042, and remaining at that level thereafter. At December 31, 2024, an 8.5% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2024 postretirement benefit plan measurement purposes, decreasing to 8.1% by 2048, and remaining at that level thereafter.
The weighted-average actuarial assumptions used in determining the benefit obligation under the defined benefit pension and postretirement benefit plans are as follows:

	Pension Benefits December 31,		Postretirement Benefits December 31,
	2025	2024	2025	2024
Discount rate	4.2%	4.2%	10.5%	11.3%
Increase in future compensation levels	2.3%	2.1%	3.0%	N/A

The weighted-average actuarial assumptions used in determining the net periodic benefit cost under the defined benefit pension and postretirement benefit plans are as follows:

	Pension Benefits December 31,			Postretirement Benefits December 31,
	2025	2024	2023	2025	2024	2023
Discount rate	4.2%	4.8%	5.2%	11.3%	9.2%	9.6%
Expected long-term rate of return on assets	4.6%	6.7%	6.5%	N/A	N/A	N/A
Increase in future compensation levels	2.1%	2.2%	2.4%	N/A	N/A	N/A
The sponsoring subsidiaries select the expected long-term rate of return on assets in consultation with their investment advisors and actuaries. These rates are intended to reflect the average rates of earnings expected on the funds invested or to be invested to provide required plan benefits. The plans are assumed to continue in effect as long as assets are expected to be invested.
In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held, or anticipated to be held, by the applicable plan trusts and to current forecasts of future rates of return for those asset classes. Cash flows and expenses are taken into consideration to the extent that it would affect the expected returns. As assets are generally held in qualified trusts, anticipated returns are not reduced for taxes.
For certain of Bunge’s plans, the discount rate is determined by 1) the yield on a hypothetical bond portfolio for which the cash flow effectively settles the year-by-year projected benefit cash flows or 2) matching either the duration or the expected cash flows for the pension plans to a hypothetical yield curve developed on a region-specific basis using a portfolio of available high quality, non-callable, make-whole corporate bonds.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Pension Benefit Obligations and Funded Status—The following table sets forth in aggregate the changes in the defined benefit pension and postretirement benefit plans' benefit obligations, assets and funded status at December 31, 2025 and 2024. A measurement date of December 31 was used for all plans.

	Pension Benefits December 31,		Postretirement Benefits December 31,
(US$ in millions)	2025	2024	2025	2024
Change in benefit obligations:
Benefit obligation at the beginning of year	$849	$836	$38	$35
Service cost	12	11	—	—
Interest cost	37	38	5	3
Plan amendments	(1)	—	—	—
Actuarial (gain) loss, net	(16)	24	7	14
Employee contributions	4	4	—	—
Net transfers in	276	—	13	—
Plan settlements	(479)	(3)	(2)	—
Benefits paid	(47)	(41)	(8)	(6)
Expenses paid	(4)	(3)	—	—
Impact of foreign exchange rates	32	(17)	4	(8)
Benefit obligation at the end of year	$663	$849	$57	$38
Change in plan assets:
Fair value of plan assets at the beginning of year	$732	$711	$—	$—
Actual return on plan assets	36	57	—	—
Employer contributions	15	22	8	6
Employee contributions	4	4	—	—
Net transfers in	381	—	—	—
Plan settlements	(487)	(3)	—	—
Benefits paid	(47)	(41)	(8)	(6)
Expenses paid	(4)	(3)	—	—
Impact of foreign exchange rates	30	(15)	—	—
Fair value of plan assets at the end of year	$660	$732	$—	$—
Unfunded status and net amounts recognized:
Plan assets less than benefit obligation	$(3)	$(117)	$(57)	$(38)
Net liability recognized in the balance sheet	$(3)	$(117)	$(57)	$(38)
Amounts recognized in the balance sheet consist of:
Non-current assets	$148	$25	$—	$—
Current liabilities	(9)	(8)	(6)	(4)
Non-current liabilities	(133)	(134)	(51)	(34)
Liabilities held for sale	(9)	—	—	—
Net liability recognized	$(3)	$(117)	$(57)	$(38)

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Included in Accumulated other comprehensive loss are the following amounts, net of tax and excluding noncontrolling interest, which have not been recognized in net periodic benefit costs:

	Pension Benefits December 31,		Postretirement Benefits December 31,
(US$ in millions)	2025	2024	2025	2024
Net actuarial loss	$(34)	$(139)	$(12)	$(4)
Prior service credit	3	3	—	—
Total accumulated other comprehensive loss	$(31)	$(136)	$(12)	$(4)
Bunge has aggregated certain defined benefit pension plans for which the projected benefit obligations exceeds the fair value of related plan assets with pension plans for which the fair value of plan assets exceeds related projected benefit obligations. The following table provides aggregated information about pension plans with a projected benefit obligation in excess of plan assets:

	Pension Benefits December 31,
(US$ in millions)	2025	2024
Projected benefit obligation	$(355)	$(268)
Fair value of plan assets	$204	$126
The accumulated benefit obligation for the defined pension benefit plans was $642 million and $831 million at December 31, 2025 and 2024, respectively. The following table summarizes information related to aggregated defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	Pension Benefits December 31,
(US$ in millions)	2025	2024
Projected benefit obligation	$(322)	$(268)
Accumulated benefit obligation	$(307)	$(252)
Fair value of plan assets	$172	$126

Pension Benefit Plan Assets—The objective of the plans' trust funds is to sufficiently diversify plan assets to maintain a reasonable level of risk without imprudently sacrificing returns.
For pension plans outside of the United States, the plans’ trust funds utilize a target asset allocation of approximately 55% fixed income securities, approximately 20% equities, and approximately 25% in real estate and other alternative investment vehicles. For the remaining pension plans in the United States, Bunge has an outside investment advisory firm to implement a liability-driven investment strategy. Target asset allocations for the plans in the United States are generally 80-90% to immunizing assets, such as intermediate and long duration fixed income instruments, and 10-20% to growth assets, such as public equities, non-core fixed income instruments, and real assets.
Bunge implements its investment strategy through a combination of passive and actively managed strategies, including, but not limited to mutual funds, collective trust funds, and collective investment trusts. The Company's policy is not to invest plan assets in Bunge Global SA shares. Plan investments are stated at fair value or net asset value ("NAV"). For a further definition of fair value and the associated fair value levels, refer to Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The fair values of Bunge's defined benefit pension plans' assets at the measurement date, by category, are as follows:

	December 31, 2025
(US$ in millions)	Level 1	Level 2	Level 3	Total
Cash	$7	$8	$—	$15
Mutual funds - equities (1)	72	—	—	72
Mutual funds - fixed income (2)	34	82	—	116
Other (3)	21	64	47	132
Total	$134	$154	$47	$335

Investments measured at NAV (4)	$—	$—	$—	$325
Total investments measured at NAV as a practical expedient	—	—	—	325
Total	$134	$154	$47	$660

	December 31, 2024
(US$ in millions)	Level 1	Level 2	Level 3	Total
Cash	$114	$—	$—	$114
Insurance contract (5)	—	—	362	362
Mutual funds - equities (1)	70	—	—	70
Mutual funds - fixed income (2)	41	21	—	62
Other (3)	2	45	8	55
Total	$227	$66	$370	$663

Investments measured at NAV (4)	$—	$—	$—	$69
Total investments measured at NAV as a practical expedient	—	—	—	69
Total	$227	$66	$370	$732

(1)This category generally represents a portfolio of equity investments comprised of equity index funds that invest in U.S. equities and non-U.S. equities. The U.S. equities are comprised of investments focusing on large, mid and small cap companies and non-U.S. equities are comprised of international, emerging markets, and real estate investment trusts.
(2) This category generally represents a portfolio of fixed income investments in mutual funds comprised of investment grade U.S. government bonds and notes, foreign government bonds, and corporate bonds from diverse industries.
(3)This category generally represents a portfolio consisting of a mixture of hedge funds, investments in certain government and municipal securities, bonds, real estate, debt instruments, and insurance contracts.
(4)This category generally represents a portfolio consisting of collective pooled funds, government bonds, and index funds that invest in U.S. and non-U.S. equities, including investments focusing on large and small cap companies, and real estate investment trusts, valued at NAV that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity. Using the practical expedient in ASC 820, Fair Value Measurements, these investments are not categorized within the fair value hierarchy, but are included in the table above so that they can be reconciled to the line items presented in the consolidated balance sheets.
(5)This category represents the buy-in contract related to the U.S. Pension Plan settlement and was valued on an insurer pricing basis, which reflects the purchase price adjusted for movements in market indicators. The buy-in contract was converted to a buy-out arrangement in December 2025 as discussed in Plan Settlements and Termination section above.
Bunge expects to contribute $19 million and $6 million to its defined benefit pension and postretirement benefit plans, respectively, in 2026.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The following benefit payments, which reflect future service as appropriate, are expected to be paid in relation to defined benefit pension and postretirement benefit plans:

(US$ in millions)	Pension Benefit Payments	Postretirement Benefit Payments
2026	$47	$6
2027	41	6
2028	41	6
2029	41	6
2030	40	6
Next five years	199	34
Employee Defined Contribution Plans—Bunge also makes contributions to qualified defined contribution plans for eligible employees. Contributions to these plans amounted to $74 million, $48 million, and $43 million during the years ended December 31, 2025, 2024, and 2023, respectively.
19. RELATED PARTY TRANSACTIONS
Bunge purchases agricultural commodity products from certain of its unconsolidated investees and other related parties. Such related party purchases comprised approximately 9% or less of total Cost of goods sold for each of the years ended December 31, 2025, 2024, and 2023. Bunge also sells agricultural commodity products to certain of its unconsolidated investees and other related parties. Such related party sales comprised approximately 2% or less of total Net sales for each of the years ended December 31, 2025, 2024, and 2023.
In addition, Bunge receives services from and provides services to its unconsolidated investees, including tolling, port handling, administrative support, and other services. During the years ended December 31, 2025, 2024, and 2023, such services were not material to the Company's consolidated results.
At December 31, 2025 and 2024, receivables related to the above related party transactions comprised approximately 4% or less of total Trade accounts receivable, net. At December 31, 2025 and 2024, payables related to the above related party transactions comprised approximately 3% or less of total Trade accounts payable.
Further, as referenced in Note 6- Other Current Assets and Note 12- Other Non-Current Assets, Bunge provides certain advance payments for future delivery of specified quantities of agricultural commodities and advances to its unconsolidated investees. At December 31, 2025 and 2024, advances to unconsolidated investees comprised approximately 3% or less of total Other current assets and 7% or less of total Other non-current assets.
Bunge believes all transaction values to be similar to those that would be conducted with third parties at arm's-length.
20. COMMITMENTS AND CONTINGENCIES
Bunge is party to claims and lawsuits, primarily from indemnities provided to third parties and labor claims in South America, arising in the normal course of business. Bunge is also involved from time to time in various contract, antitrust, environmental litigation and remediation, and other litigation, claims, government investigations and legal proceedings. The ability to predict the ultimate outcome of such matters involves judgments, estimates, and inherent uncertainties. Bunge records liabilities related to legal matters when the exposure item becomes probable and can be reasonably estimated. Bunge management does not expect these matters to have a material adverse effect on Bunge’s financial condition, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and there exists the remote possibility that a liability arising from these matters could have a material adverse impact in the period in which the uncertainties are resolved

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
should the liability substantially exceed the amount of provisions included in the consolidated balance sheets. Included in Other non-current liabilities at December 31, 2025 and 2024 are the following amounts related to these matters:

	December 31,
(US$ in millions)	2025	2024
Non-income tax claims	$86	$19
Labor claims	35	50
Civil and other claims	276	194
Asset retirement obligations (1)	110	18
Total	$507	$281
(1)These obligations are primarily related to projected restoration and rehabilitation costs for certain land leases in Canada and Australia, and were acquired as part of the Viterra Acquisition.
Brazil indirect taxes - non-income tax claims - These tax claims relate to claims against Bunge’s Brazilian subsidiaries, primarily value-added tax claims (ICMS, ISS, IPI and PIS/COFINS) plus applicable interest and penalties on the outstanding amount.
As of December 31, 2025, the Brazilian federal and state authorities have concluded examinations of the ICMS and PIS/COFINS tax returns and have issued outstanding claims. The Company continues to evaluate the merits of each of these claims and will recognize them if and when loss is considered probable. The outstanding claims comprise the following:

		December 31,
(US$ in millions)	Years Examined	2025	2024
ICMS	1990 to Present	$155	$128
PIS/COFINS	2002 to Present	$490	$427
Labor claims — The labor claims are principally against Bunge’s Brazilian subsidiaries. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments, and supplementary retirement benefits.
Civil and other claims — The civil and other claims relate to various disputes with third parties, including suppliers, customers and government entities.
Guarantees—Bunge has issued or was a party to the following guarantees at December 31, 2025:

(US$ in millions)	Recorded Liability	Maximum Potential Future Payments
Unconsolidated affiliates guarantee (1)	$29	$246
Residual value guarantee (2)	—	336
Total	$29	$582

(1)Bunge has issued guarantees to certain financial institutions related to debt of certain of its unconsolidated affiliates. The terms of the guarantees are equal to the terms of the related financings, which have maturity dates through 2041. There are no recourse provisions or collateral that would enable Bunge to recover any amounts paid under these guarantees. In addition, certain Bunge subsidiaries have guaranteed the obligations of certain of their unconsolidated affiliates and in connection therewith have secured their guarantee obligations through a pledge to the financial institutions of certain of their unconsolidated affiliates' shares plus loans receivable from the unconsolidated affiliates in the event that the guaranteed obligations are enforced. Based on the amounts drawn under guaranteed debt facilities at December 31, 2025, Bunge's potential liability was $213 million, and it has recorded $29 million of obligations related to these guarantees within Other current liabilities and Other non-current liabilities.
(2)Bunge has issued guarantees to certain financial institutions that are party to certain operating lease arrangements for railcars, barges and buildings. These guarantees provide for a minimum residual value to be received by the lessor at the conclusion of the lease term. These leases expire at various dates from 2026 through 2029. At December 31, 2025,

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
no obligation has been recorded related to these guarantees. Any obligation recorded would be recognized in Current operating lease obligations or Non-current operating lease obligations.
Bunge Global SA has provided a guarantee to the Director of the Illinois Department of Agriculture as Trustee for Bunge North America, Inc. ("BNA"), an indirect wholly-owned subsidiary, which guarantees all amounts due and owing by BNA to grain producers and/or depositors in the State of Illinois who have delivered commodities to BNA's Illinois facilities.
Indemnities—Bunge has issued or was a party to the following indemnities at December 31, 2025:
On October 1, 2024, Bunge agreed to indemnify the buyer in relation to the sale of its ownership interest in BP Bunge Bioenergia against future losses associated with certain legal claims as defined in the share purchase agreement. Indemnities for new claims generally expire between six and ten years from the transaction closing date and there is no expiration period for existing claims. At both December 31, 2025 and 2024, Bunge has recognized a $95 million obligation related to existing indemnity claims within Other non-current liabilities and has maximum potential future payments of $1,357 million.
In connection with the disposition of Bunge's Russian operations, Bunge agreed to indemnify the buyer of its Russian operations against certain existing legal claims involving Bunge's former Russian subsidiary. The indemnity expires in February 2030. At both December 31, 2025 and 2024, Bunge has recognized a $9 million obligation related to this indemnity within Other non-current liabilities and has maximum potential future payments of $235 million.
Commitments—At December 31, 2025, Bunge had approximately $333 million of purchase commitments related to inventories not accounted for as RMI, $296 million of freight supply agreements for ocean freight vessels and railroad freight lines not accounted for as leases, $85 million of power supply contracts, $288 million of contractual commitments related to construction in progress, and $800 million of other purchase commitments and obligations, such as take-or-pay contracts, throughput contracts, and debt commitment fees.
Bunge has also entered into standby letters of credit and surety bonds with financial institutions primarily relating to the guarantee of our future performance on certain contracts. Amounts on outstanding standby letter of credit agreements and surety bonds aggregated to $2,151 million and $1,610 million as of December 31, 2025 and 2024, respectively.
21. OTHER NON-CURRENT LIABILITIES
Other non-current liabilities consist of the following:

	December 31,
(US$ in millions)	2025	2024
Labor, legal and other provisions	$551	$281
Pension, postretirement, and post-employment obligations (1)	180	170
Uncertain income tax positions (2)	77	75
Unrealized losses on derivative contracts, at fair value (3)	120	232
Other	135	89
Total	$1,063	$847
(1)See Note 18- Employee Benefit Plans.
(2)See Note 14- Income Taxes.
(3)See Note 15- Fair Value Measurements.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
22. EQUITY
Redomestication— On November 1, 2023, Bunge Global SA completed the change of jurisdiction of incorporation of its group holding company from Bermuda to Switzerland (the "Redomestication"). In connection with the Redomestication, one registered share, par value $0.01 per share, of Bunge Global SA was exchanged for each issued and outstanding Bunge Limited common share, par value $0.01 per share. In connection with the non-cash exchange on November 1, 2023, Bunge Global SA acquired 16,141,494 treasury shares which, following the Redomestication, have been included in the general treasury share population available for use in satisfying Bunge’s obligations to deliver registered shares.
Treasury Shares— In the fourth quarter of 2023, in connection with the Redomestication, 8,102,179 shares held in treasury with an acquisition cost of $845 million were cancelled in a non-cash transaction to comply with the Swiss Code limitation on issuer’s holding of registered share capital. In the fourth quarters of 2025 and 2024, Bunge Global SA cancelled 12,382,610 shares held in treasury totaling $1,045 million and 6,146,930 of shares held in treasury totaling $572 million, respectively.
Registered shares issuance — On July 2, 2025, Bunge completed its previously announced Acquisition of Viterra. Pursuant to the terms of the Business Combination Agreement, Viterra shareholders were issued approximately 65.6 million registered shares of Bunge, with an aggregate value of approximately $5.3 billion. See Note 2- Acquisitions and Dispositions for further information.
Share Repurchase Program— On November 13, 2024, Bunge Global SA's Board of Directors approved the expansion of an existing share repurchase program by an additional $500 million bringing total authorizations under the program since inception to $2.7 billion. The program continues to have an indefinite term. As of December 31, 2025, a total of 26,417,080 shares were repurchased under the program for $2.5 billion with an aggregate purchase authorization of approximately $249 million remaining outstanding for repurchases under the program. During the twelve months ended December 31, 2025, Bunge repurchased 6,749,341 shares for $551 million.

Dividends on registered shares—We paid cash dividends to shareholders as follows:

	Year Ended December 31,
	2025	2024	2023
Dividends paid per share	$2.78	$2.7025	$2.575
Dividend distributions occurring after the Redomestication are at the discretion of the Board of Directors and the approval of shareholders at a general meeting in accordance with Swiss law. On May 15, 2025, shareholders of Bunge Global SA approved a cash dividend distribution in the amount of $2.80 per share, payable in four equal quarterly installments of $0.70 per share beginning in the second quarter of fiscal year 2025 and ending in the first quarter of fiscal year 2026.
Upon approval of a dividend, the obligation is reflected in Other current liabilities with a corresponding reduction in Retained earnings in the consolidated balance sheet. Additionally, for the year ended December 31, 2025, Retained earnings was further reduced as a result of the registered share issuance to complete the Acquisition of Viterra. At December 31, 2025, and 2024, the unpaid portion of the dividends accrued in Other current liabilities on the consolidated balance sheets totaled $135 million and $91 million, respectively, see Note 13- Other Current Liabilities.

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Accumulated other comprehensive loss Attributable to Bunge—The following table summarizes the balances of related after-tax components of Accumulated other comprehensive loss attributable to Bunge:

(US$ in millions)	Foreign Exchange Translation Adjustment (1)	Deferred Gains (Losses) on Hedging Activities	Pension and Other Postretirement Liability Adjustments	Accumulated Other Comprehensive Loss
Balance, January 1, 2023	$(5,926)	$(343)	$(102)	$(6,371)
Other comprehensive income (loss) before reclassifications	335	(99)	(18)	218
Amount reclassified from Accumulated other comprehensive loss(2)	102	(3)	—	99
Net-current period other comprehensive income (loss)	437	(102)	(18)	317
Balance, December 31, 2023	(5,489)	(445)	(120)	(6,054)
Other comprehensive (loss) income before reclassifications	(897)	127	(24)	(794)
Amount reclassified from Accumulated other comprehensive loss(3)	133	9	4	146
Net-current period other comprehensive (loss) income	(764)	136	(20)	(648)
Balance, December 31, 2024	(6,253)	(309)	(140)	(6,702)
Other comprehensive income (loss) before reclassifications	581	(111)	(1)	469
Amount reclassified from Accumulated other comprehensive loss(4)	1	(1)	98	98
Sale of redeemable noncontrolling interest	48	3	—	51
Net-current period other comprehensive income (loss)	630	(109)	97	618
Balance, December 31, 2025	$(5,623)	$(418)	$(43)	$(6,084)
(1)Bunge has significant operating subsidiaries in Brazil, Argentina, North America, Europe, and Asia-Pacific. The functional currency of Bunge's subsidiaries is generally the local currency. The assets and liabilities of these subsidiaries are translated into U.S. dollars from the local currency at month-end exchange rates, and the resulting foreign currency translation gains (losses) are recorded in the consolidated balance sheets as a component of Accumulated other comprehensive loss.
(2)The year ended December 31, 2023 included the release of cumulative translation adjustments upon the disposition of all of its Russian operations of $103 million, which had been previously reserved through Cost of goods sold, in the consolidated statements of income in the year ended December 31, 2022 (see Note 2- Acquisitions and Dispositions).
(3)The year ended December 31, 2024 included the release of cumulative translation adjustments and deferred results on hedging activities upon the disposition of BP Bunge Bioenergia of $133 million and $9 million, respectively (see Note 2- Acquisitions and Dispositions).
(4)In December 2025, the U.S. Pension Plan was settled through conversion of the previously acquired third-party insurance buy-in contract to a buy-out arrangement thereby completing the settlement and termination process. As a result of settlement and termination, the Company reclassified $94 million (net of $30 million tax expense) in unamortized actuarial losses from Accumulated other comprehensive loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
23. EARNINGS PER SHARE
Share information provided below, including references to Net income attributable to Bunge shareholders, Weighted-average number of shares outstanding, and Earnings per share have been calculated based on Bunge’s registered shares.
The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
(US$ in millions, except for share data)	2025	2024	2023
Income from continuing operations	$846	$1,188	$2,337
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(27)	(51)	(94)
Income from continuing operations attributable to Bunge	$819	$1,137	$2,243
Loss from discontinued operations, net of tax	(3)	—	—
Net income available to Bunge shareholders	$816	$1,137	$2,243

Weighted-average number of shares outstanding:
Basic	165,042,767	140,539,652	148,804,387
Effect of dilutive shares:
—stock options and awards (1)	1,424,173	1,683,569	1,983,530
Diluted	166,466,940	142,223,221	150,787,917

Basic earnings per share:
Net income from continuing operations	$4.97	$8.09	$15.07
Net loss from discontinued operations	(0.02)	—	—
Net income attributable to Bunge shareholders—basic	$4.95	$8.09	$15.07

Diluted earnings per share:
Net income from continuing operations	$4.93	$7.99	$14.87
Net loss from discontinued operations	(0.02)	—	—
Net income attributable to Bunge shareholders—diluted	$4.91	$7.99	$14.87
(1)The weighted-average shares outstanding-diluted exclude less than 1 million outstanding stock options or contingently issuable restricted stock units, which were not dilutive and not included in the computation of earnings per share for the years ended December 31, 2025, 2024, and 2023.

24. SHARE-BASED COMPENSATION
In connection with the Redomestication effective as of November 1, 2023, Bunge amended the Bunge Equity Incentive Plan (the "2016 EIP"), the Bunge 2009 Equity Incentive Plan, and the 2017 Non-Employee Directors Equity Incentive Plan (the "2017 NED Plan" or collectively, referred to as the "Plans") to provide for the issuance of registered shares instead of common shares in connection with the awards under the Plans. Additionally, the amendments to the Plans include changes to comply with Swiss law regarding minimum payment for shares, share sourcing, the form of shares, data protection, and forfeiture of restricted shares along with modifying the vesting provision on the 2017 NED Plan for separation.
On May 15, 2024, Bunge established the Bunge 2024 Long-Term Incentive Plan ("2024 LTIP"), which allows for an additional issue of 5,000,000 shares and replaced the 2016 EIP, under which, beginning May 15, 2024, no further awards may be granted.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2025, 2024, and 2023, Bunge recognized approximately $73 million, $65 million, and $69 million, respectively, of total compensation expense related to its stock option and restricted stock unit equity awards.
During the years ended December 31, 2025, 2024, and 2023, Bunge granted equity awards under the 2024 LTIP and the 2016 EIP, both shareholder approved plans. Under the 2024 LTIP and the 2016 EIP, the Compensation Committee of Bunge's Board of Directors may grant equity-based awards to officers, employees, consultants, and independent contractors in the form of stock options, restricted stock units (performance-based or time-based) or other equity-based awards. Shares issued under the 2024 LTIP and the 2016 EIP may result from, in whole or in part, the capital band referenced in Bunge's articles of association, treasury shares, or shares reacquired by the Company in any manner, or a combination thereof.
Stock Option Awards—Options to purchase Bunge registered shares are granted with an exercise price equal to the grant date fair market value of Bunge registered shares, vest over service periods that generally range from one to three years and expire 10 years from the date of grant. Vesting may be accelerated in certain circumstances as provided in the plans or associated award agreements. Grant date fair value is recognized as compensation expense on a straight-line basis for option grants, and forfeitures are recognized as they occur. Bunge elected to cease awarding stock options to its employees beginning January 1, 2021. All awards previously granted have vested and have varying expiration dates through 2030.
Restricted Stock Units—Restricted stock units ("RSUs") give recipients the right to receive Bunge registered shares upon the lapse of related restrictions determined by the Compensation Committee. The Company has two types of RSUs: time-based restricted stock units ("TBRSUs") and performance-based restricted stock units ("PBRSUs"). Restrictions on TBRSUs and PBRSUs are based on continued service by the recipient through the designated term. In addition, PBRSUs have restrictions based on the achievement of certain performance targets, including earnings per share, return on invested capital, and relative total shareholder return, with the number of PBRSUs earned varying based on the level of achievement against these performance targets. The fair value of TBRSUs is determined using the stock price on the grant date and the expense is recognized on a straight-line basis over the vesting period. The fair value of PBRSUs is determined using a Monte Carlo simulation model, considering the terms and conditions on which the PBRSUs were granted, including the stock price on the grant date and relative total shareholder return. The cumulative expense recognized at each reporting date for the PBRSUs until the date of vesting reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of PBRSUs that will ultimately vest. RSUs generally vest over periods ranging from one to three years. Vesting may be accelerated under certain circumstances, including obtaining certain retirement eligibility requirements, as defined in the Plans or associated award agreements. RSUs are generally settled in Bunge registered shares upon satisfaction of the applicable vesting terms, and forfeitures are recognized as they occur. In locations where share settlement may be prohibited under local law, RSUs are settled in cash. At the time of settlement, a participant holding a vested restricted stock unit will also be entitled to receive corresponding accrued dividend equivalent share payments.
Under the 2017 NED Plan, the Compensation Committee may grant equity-based awards to non-employee directors of Bunge Global SA. Awards may consist of restricted stock, RSUs, deferred RSUs, and non-statutory stock options.
RSUs granted to non-employee directors generally vest on the first anniversary of the grant date, provided the director continues to serve on the Board until such date, and are settled in Bunge registered shares. At the time of settlement, a participant holding a vested restricted stock unit is also entitled to receive corresponding accrued dividend equivalent share payments.
A summary of option activity under the Plans for the year ended December 31, 2025 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (US$ in millions)
Outstanding at January 1, 2025	1,539,027	$53.71
Exercised	(81,583)	57.28
Forfeited or expired	(55,215)	81.53
Outstanding at December 31, 2025 (1)	1,402,229	52.40	3.30	$51
Exercisable at December 31, 2025	1,402,229	$52.40	3.30	$51
(1)Includes 8,700 options to be cash settled.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
The total intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was approximately $3 million, $5 million, and $5 million, respectively.
A summary of restricted stock unit activity under the Plans for the year ended December 31, 2025 is presented below.

Restricted Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Time-based restricted stock units at January 1, 2025	1,209,227	$99.26
TBRSUs Granted (1)	1,050,760	75.17
Vested/issued (2)	(404,820)	103.50
Forfeited	(109,011)	84.67
Time-based restricted stock units at December 31, 2025 (3) (4)	1,746,156	$84.69

Performance-based restricted stock units at January 1, 2025	643,292	$105.06
PBRSUs Granted (1)	405,977	74.76
Additional PBRSUs granted on achievement of performance targets	139,020	122.16
Vested/issued (2)	(336,684)	122.70
Forfeited	(49,767)	83.85
Performance-based restricted stock units at December 31, 2025 (3)	801,838	$87.12

Total restricted stock units at December 31, 2025 (3)	2,547,994	$85.46
(1)As part of the Business Combination Agreement for the Acquisition of Viterra certain long-term incentive plan awards were converted to 227,489 shares of time-based restricted stock units and 26,862 shares of performance-based stock units.
(2)During the year ended December 31, 2025, Bunge issued a total of 505,537 registered shares, net of shares withheld to cover taxes, including related shares representing accrued dividends, with a weighted-average fair value of $112.12 per share upon vesting of TBRSUs and PBRSUs.
(3)Includes accrued unvested dividends, which are payable in Bunge's registered shares upon vesting of underlying restricted stock units.
(4)Includes 18,493 TBRSUs to be cash settled and includes 81,656 TBRSUs granted to retirement eligible employees which are fully vested but unissued in accordance with the terms of the Plans.
At December 31, 2025, there was approximately $77 million of total unrecognized compensation cost related to RSUs granted under the Plans, which is expected to be recognized over the next three years. The total grant date fair value of RSUs issued during the year ended December 31, 2025 was approximately $83 million.
Registered Shares Reserved for Share-Based Awards—The 2024 LTIP and 2017 NED Plan provide that 5,000,000 and 320,000 registered shares, respectively, are to be reserved for grants of stock options, restricted stock units and other awards under the plans. At December 31, 2025, 3,728,852 and 102,436 registered shares were available for future grants under the 2024 LTIP Plan and 2017 NED Plan, respectively. No shares are currently available for grant under any other Bunge Global SA equity incentive plan.
25. LEASES
The Company routinely leases storage facilities, transportation equipment, land, and office facilities which are typically classified as operating leases. The accounting for some of the Company's leases may require significant judgment when determining whether a contract is or contains a lease, the lease term, and the likelihood of renewal or termination options. Leases with an initial term of more than 12 months are recognized on the consolidated balance sheet as right-of-use assets (Operating lease assets) and lease liabilities for the obligation to make payments under such leases (Current operating lease obligations and Non-current operating lease obligations). As of the lease commencement date, the lease liability is initially measured as the present value of lease payments not yet paid. The lease asset is initially measured equal to the lease liability

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
and adjusted for lease payments made at or before lease commencement (e.g., prepaid rent), lease incentives, and any initial direct costs. Over time, the lease liability is reduced for lease payments made and the lease asset is reduced through expense, classified as either Cost of goods sold or Selling, general and administrative expense depending upon the nature of the lease. Lease assets are subject to review for impairment in a manner consistent with property, plant and equipment. Leases with an initial term of 12 months or less ("short-term leases") are not recorded on the consolidated balance sheets and the related lease expense is recognized on a straight-line basis over the lease term.
The Company’s operating leases range in length of term, with a weighted average remaining lease term of 7.6 years, and a maximum remaining term of 75 years for one land lease in Australia. Renewal options are generally exercisable solely at the Company’s discretion. When a renewal option is reasonably certain to be exercised, such additional terms are considered when calculating the associated operating lease asset and liability. When determining the lease liability at commencement of the lease, the present value of lease payments is generally based on the Company’s incremental borrowing rate determined using a portfolio approach and the Company’s incremental cost of debt, adjusted to arrive at the rate in the applicable country and for the applicable term of the lease, as the rate implicit in the lease is generally not readily determinable. As of December 31, 2025, such weighted average discount rate on operating leases was 5.8%.
Certain of the Company’s freight supply agreements for ocean freight vessels and rail cars may include rental payments that are variable in nature. Variable payments on time charter agreements for ocean freight vessels under freight supply agreements are dependent on then current market daily hire rates. Variable payments for certain rail cars can be based on volumes, and in some cases, benchmark interest rates. All such variable payments, other than those that depend on an index or rate, are not included in the calculation of the associated operating lease asset or liability subsequent to the inception date of the associated lease and are recorded as expense in the period in which the adjustment to the variable payment obligation is incurred. Certain of the Company’s lease agreements related to railcars and barges contain residual value guarantees (see Note 20- Commitments and Contingencies). None of the Company’s lease agreements contain material restrictive covenants.
The components of lease expense were as follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
Operating lease cost	$550	$420	$507
Short-term lease cost	1,043	1,054	$747
Variable lease cost	40	42	$47
Total lease cost	$1,633	$1,516	$1,301

The table below presents the finance lease-related assets and liabilities recorded on the consolidated balance sheets:

	December 31,
(US$ in millions)	2025	2024
Property, plant and equipment	$228	$151
Less: accumulated depreciation and depletion	(60)	(44)
Property, plant and equipment, net	$168	$107

Current portion of long-term debt	$23	$7
Long-term debt	157	80
Total finance lease liabilities	$180	$87

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease liability principal payments	$548	$421	$506
Supplemental non-cash information:
Right-of-use assets obtained in exchange for lease obligations (1)	$1,240	$449	$403
(1)Comprises both operating and finance lease obligations. Right-of-use-assets obtained in exchange for lease obligations includes assets acquired in the Viterra Acquisition. See Note 2- Acquisitions and Dispositions for additional information.
Maturities of operating and finance lease liabilities as of December 31, 2025 were as follows:

(US$ in millions)	Operating leases	Finance leases
2026	$568	$32
2027	371	29
2028	271	27
2029	188	26
2030	107	14
Thereafter	487	147
Total lease payments (1)	1,992	275
Less imputed interest	(394)	(95)
Present value of lease liabilities	$1,598	$180
Less present value of lease liabilities held for sale	(2)	—
Present value of lease liabilities, as separately presented on the consolidated balance sheet	$1,596	$180

(1)Minimum lease payments have not been reduced by minimum sublease income receipts of $73 million due in future periods under non-cancelable subleases as of December 31, 2025. Non-cancelable subleases primarily relate to agreements with third parties for the use of portions of certain facilities with remaining sublease terms of up to ten years. Additionally, from time to time, the Company may enter into re-let agreements to sell the right to use ocean freight vessels under time charter agreements when excess capacity is available. Sublease income for both short term and long term leases, generally recorded within Net sales, was $136 million and $229 million for the years ended December 31, 2025 and 2024, respectively.

The Company is expected to have additional operating lease payments, primarily for ocean freight vessels and port rights that have not yet commenced, of $408 million. The operating leases are expected to commence between 2026 and 2027, with lease terms ranging between two and 47 years.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
26. SEGMENT INFORMATION
Effective in the third quarter of 2025, the Company changed its reportable segments to align with its new value chain operational structure as a result of the completion of the Acquisition of Viterra. See Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies.
Further, effective January 1, 2025, Bunge is no longer separately presenting a Sugar and Bioenergy segment. Prior period amounts in the Sugar and Bioenergy segment have been reclassified to Corporate and Other. Prior to the January 1, 2025 change, the Sugar and Bioenergy segment was primarily comprised of our previously owned 50% interest in the BP Bunge Bioenergia joint venture. See Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies.
Therefore, the Company's operations are now organized, managed, and classified into four reportable segments - Soybean Processing and Refining, Softseed Processing and Refining, Other Oilseeds Processing and Refining, and Grain Merchandising and Milling, organized based upon their similar economic characteristics, products and services offered, production processes, types and classes of customer, and distribution methods. The Company’s remaining operations are not reportable segments, as defined by the applicable accounting standard, and are classified as Corporate and Other.
The Soybean Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of soybeans and soybean related products, as well as biodiesel and fertilizer production and distribution. The Softseed Processing and Refining segment is a globally integrated business principally involved in the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of softseeds (canola/rapeseed and sunflower seed) and softseed related products, as well as biodiesel production and distribution. The Other Oilseeds Processing and Refining segment is a globally integrated business principally involved in products of a specialty nature, including the purchase, storage, transportation, processing, distribution, refining, marketing, and sale of these related products. The Grain Merchandising and Milling segment involves the purchase, storage, transportation, distribution, and marketing of certain commodities primarily consisting of corn, wheat, barley, cotton, pulses, and sugar; activities also include the milling of wheat and sugar; and related services including ocean freight and financial services.
Corporate and Other includes salaries and overhead for corporate functions, including acquisition and integration costs related to the Viterra Acquisition, that are not allocated to the Company’s individual reporting segments because the operating performance of each reporting segment is evaluated by the Company's CODM exclusive of these items, as well as certain other activities including Bunge Ventures, the Company's captive insurance activities, accounts receivable securitization activities, and certain income tax assets and liabilities. It also includes historical results of Bunge's previously recognized Sugar and Bioenergy segment as discussed above.
Transfers between the segments are valued at market. The segment revenues generated from these transfers are shown in the following table as "Inter-segment revenues."

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of, and for the year ended, December 31, 2025
(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Eliminations	Total Reportable Segments	Corporate & Other	Total Bunge Consolidated
Net sales to external customers	$36,313	$11,252	$4,633	$18,128	$—	$70,326	$3	$70,329
Inter–segment revenues	661	1,442	335	1,796	(4,234)		—	—
Raw materials cost	(32,852)	(9,844)	(3,786)	(16,856)	—		12	(63,326)
Industrial expenses- fixed	(925)	(387)	(287)	(432)	—		(6)	(2,037)
Industrial expenses- variable	(507)	(219)	(105)	(69)	—		—	(900)
Depreciation	(264)	(125)	(78)	(163)	—		(27)	(657)
Selling, general and administrative expenses	(552)	(212)	(231)	(391)	—		(727)	(2,113)
Other segment items (1)	12	56	(28)	248	—		(51)	237
EBIT	1,225	521	118	465	—	2,329	(796)	1,533

Total depreciation, depletion and amortization	(265)	(125)	(110)	(176)	—	(676)	(27)	(703)
Income (loss) from affiliates	22	(5)	—	11	—	28	(2)	26
Total assets	16,345	7,649	3,805	14,104	—	41,903	2,625	44,528
Capital expenditures	790	108	611	183	—	1,692	31	1,723

	As of, and for the year ended, December 31, 2024
(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Eliminations	Total Reportable Segments	Corporate & Other	Total Bunge Consolidated
Net sales to external customers	$31,930	$6,951	$4,151	$10,073	$—	$53,105	$3	$53,108
Inter–segment revenues	824	918	334	1,568	(3,644)		—	—
Raw materials cost	(29,030)	(5,559)	(3,151)	(9,075)	—		(2)	(46,817)
Industrial expenses- fixed	(847)	(286)	(268)	(268)	—		(7)	(1,676)
Industrial expenses- variable	(453)	(174)	(110)	(53)	—		—	(790)
Depreciation	(186)	(78)	(84)	(62)	—		(22)	(432)
Selling, general and administrative expenses	(465)	(146)	(254)	(261)	—		(650)	(1,776)
Other segment items (1)	(77)	(45)	(68)	54	—		311	175
EBIT	872	663	216	408	—	2,159	(367)	1,792

Depreciation, depletion and amortization	(187)	(78)	(116)	(65)	—	(446)	(22)	(468)
(Loss) income from affiliates	(51)	—	1	(7)	—	(57)	19	(38)
Total assets	10,109	2,638	3,182	4,483	—	20,412	4,487	24,899
Capital expenditures	632	111	454	144	—	1,341	35	1,376

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of, and for the year ended, December 31, 2023
(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Eliminations	Total Reportable Segments	Corporate & Other	Total Bunge Consolidated
Net sales to external customers	$36,147	$7,736	$4,237	$11,415	$—	$59,535	$5	$59,540
Inter–segment revenues	1,099	1,021	277	1,204	(3,601)		—	—
Raw materials cost	(31,907)	(5,948)	(3,380)	(10,557)	—		23	(51,769)
Industrial expenses- fixed	(844)	(302)	(250)	(237)	—		(18)	(1,651)
Industrial expenses- variable	(498)	(206)	(121)	(57)	—		—	(882)
Depreciation	(165)	(70)	(78)	(59)	—		(21)	(393)
Selling, general and administrative expenses	(452)	(146)	(278)	(251)	—		(588)	(1,715)
Other segment items (1)	(59)	10	(36)	47	—		241	203
EBIT	2,222	1,074	94	301	—	3,691	(358)	3,333

Depreciation, depletion and amortization	(165)	(71)	(133)	(61)	—	(430)	(21)	(451)
(Loss) income from affiliates	(9)	2	(17)	7	—	(17)	157	140
Total assets	11,310	2,681	2,711	4,437	—	21,139	4,233	25,372
Capital expenditures	423	142	411	121	—	1,097	25	1,122

(1)Other segment items for each reportable segment includes Foreign exchange (losses) gains – net, Other income – net, Income (loss) from affiliates, and EBIT – Noncontrolling interests, which includes Net income attributable to noncontrolling interests and redeemable noncontrolling interests adjusted for noncontrolling interests' share of interest and taxes.
The Company’s CODM is the chief executive officer. Reportable segment earnings before interest and taxes ("EBIT") is the key operating performance measure utilized by the CODM to evaluate reportable segment operating activities and performance. The CODM believes total reportable segment EBIT is a useful measure of operating profitability, since the measure allows for an evaluation of the performance of its reportable segments without regard to its financing methods or capital structure. In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge’s industries. Further, the CODM uses total reportable segment EBIT to evaluate earnings generated from segment assets in deciding whether to reinvest earnings into a particular segment or into other parts of the entity, such as for acquisitions. EBIT is also used to monitor forecast versus actual results.
A reconciliation of Total reportable segment EBIT to Income from continuing operations before income tax follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
Total reportable segment EBIT	$2,329	$2,159	$3,691
Corporate & Other EBIT	(796)	$(367)	(358)
EBIT - Noncontrolling interests	27	40	86
Interest income	202	163	148
Interest expense	(628)	(471)	(516)
Income from continuing operations before income tax	$1,134	$1,524	$3,051

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Net sales by product group to external customers were as follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
Soybean Processing & Refining Products	$36,313	$31,930	$36,147
Softseed Processing & Refining Products	11,252	6,951	7,736
Other Oilseeds Processing & Refining Products	4,633	4,151	4,237
Merchandising Products	16,583	8,518	9,519
Milling Products	1,545	1,555	1,896
Other Products	3	3	5
Total	$70,329	$53,108	$59,540
Geographic area information for Net sales to external customers, determined based on the location of the subsidiary making the sale, and long-lived assets follows:

	Year Ended December 31,
(US$ in millions)	2025	2024	2023
Net sales to external customers:
United States	$15,637	$14,187	$15,819
Switzerland	15,602	14,254	11,283
Netherlands	8,612	1,328	1,493
Rest of world	30,478	23,339	30,945
Total	$70,329	$53,108	$59,540

	Year Ended December 31,
(US$ in millions)	2025	2024
Long-lived assets: (1)
United States	$3,888	$2,361
Canada	1,869	356
Argentina	1,414	195
Brazil	1,328	758
Rest of world	3,179	1,584
Total	$11,678	$5,254

(1)Long-lived assets comprise Property, plant and equipment, net.
As further described in Note 1- Nature of Business, Basis of Presentation and Significant Accounting Policies, the Company’s revenue comprises sales from commodity contracts that are accounted for under ASC 815, Derivatives and Hedging (ASC 815) and sales of other products and services that are accounted for under ASC 606, Revenue from Contracts

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
with Customers (ASC 606). The following tables provide a disaggregation of Net sales to external customers between sales from commodity contracts (ASC 815) and sales from contracts with customers (ASC 606):

	Year Ended December 31, 2025
(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Corporate & Other	Total
Sales from commodity contracts (ASC 815)	$29,695	$7,634	$162	$15,894	$—	$53,385
Sales from contracts with customers (ASC 606)	6,618	3,618	4,471	2,234	3	16,944
Net sales to external customers	$36,313	$11,252	$4,633	$18,128	$3	$70,329

	Year Ended December 31, 2024
(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Corporate & Other	Total
Sales from commodity contracts (ASC 815)	$25,773	$3,801	$76	$7,908	$—	$37,558
Sales from contracts with customers (ASC 606)	6,157	3,150	4,075	2,165	3	15,550
Net sales to external customers	$31,930	$6,951	$4,151	$10,073	$3	$53,108

	Year Ended December 31, 2023
(US$ in millions)	Soybean Processing and Refining	Softseed Processing and Refining	Other Oilseeds Processing and Refining	Grain Merchandising and Milling	Corporate & Other	Total
Sales from commodity contracts (ASC 815)	$28,300	$4,213	$82	$9,114	$—	$41,709
Sales from contracts with customers (ASC 606)	7,847	3,523	4,155	2,301	5	17,831
Net sales to external customers	$36,147	$7,736	$4,237	$11,415	$5	$59,540

2025 Bunge Annual Report
BUNGE GLOBAL SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
27. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Quarter
(US$ in millions, except per share data)	First	Second	Third	Fourth	Year
2025
Net sales	$11,643	$12,769	$22,155	$23,762	$70,329
Gross profit	597	738	1,063	1,011	3,409
Income from continuing operations	204	370	184	88	846
Loss from discontinued operations, net of tax	—	—	(3)	—	(3)
Net income	204	370	181	88	843
Net income attributable to Bunge shareholders	201	354	166	95	816
Earnings per share—basic(1)
Net income from continuing operations	$1.50	$2.63	$0.86	$0.49	$4.97
Net loss from discontinued operations	—	—	(0.02)	—	(0.02)
Net income attributable to Bunge shareholders - basic	$1.50	$2.63	$0.84	$0.49	$4.95
Earnings per share—diluted(1)
Net income from continuing operations	$1.48	$2.61	$0.86	$0.49	$4.93
Net loss from discontinued operations	—	—	(0.02)	—	(0.02)
Net income attributable to Bunge shareholders - diluted	$1.48	$2.61	$0.84	$0.49	$4.91

2024
Net sales	$13,417	$13,241	$12,908	$13,542	$53,108
Gross profit	876	664	772	1,081	3,393
Income (loss) from continuing operations	252	73	233	630	1,188
Income (loss) from discontinued operations, net of tax	—	—	—	—	—
Net income	252	73	233	630	1,188
Net income attributable to Bunge shareholders	244	70	221	602	1,137
Earnings per share—basic(1)
Net income (loss) from continuing operations	$1.70	$0.49	$1.57	$4.41	$8.09
Net income (loss) from discontinued operations	—	—	—	—	—
Net income attributable to Bunge shareholders - basic	$1.70	$0.49	$1.57	$4.41	$8.09
Earnings per share—diluted(1)
Net income (loss) from continuing operations	$1.68	$0.48	$1.56	$4.36	$7.99
Net income (loss) from discontinued operations	—	—	—	—	—
Net income attributable to Bunge shareholders - diluted	$1.68	$0.48	$1.56	$4.36	$7.99
(1)Earnings per share attributable to Bunge shareholders for both basic and diluted is computed independently for each period presented. As a result, the sum of the quarterly earnings per share for the years ended December 31, 2025 and 2024 may not equal the total computed for the year. See Note 23- Earnings per Share for further details.

2025 Bunge Annual Report

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNGE GLOBAL SA
Dated:	February 19, 2026	By:	/s/ JOHN W. NEPPL
John W. Neppl Executive Vice President and Chief Financial Officer

S-1

2025 Bunge Annual Report

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

February 19, 2026	By:	/s/ GREGORY A. HECKMAN
Gregory A. Heckman Chief Executive Officer and Director
February 19, 2026	By:	/s/ JOHN W. NEPPL
John W. Neppl Executive Vice President and Chief Financial Officer
February 19, 2026	By:	/s/ J. MATT SIMMONS, JR.
J. Matt Simmons, Jr. Controller and Principal Accounting Officer
February 19, 2026	By:	/s/ ELIANE ALEIXO LUSTOSA DE ANDRADE
Eliane Aleixo Lustosa de Andrade Director
February 19, 2026	By:	/s/ CAROL M. BROWNER
Carol M. Browner Director
February 19, 2026	By:	/s/ ADRIAN ISMAN
Adrian Isman Director
February 19, 2026	By:	/s/ ANNE JENSEN
Anne Jensen Director
February 19, 2026	By:	/s/ LINDA JOJO
Linda Jojo Director
February 19, 2026	By:	/s/ CHRISTOPHER MAHONEY
Christopher Mahoney Director
February 19, 2026	By:	/s/ MONICA MCGURK
Monica McGurk Director
February 19, 2026	By:	/s/ KENNETH SIMRIL
Kenneth Simril Director
February 19, 2026	By:	/s/ MARKUS WALT
Markus Walt Director
February 19, 2026	By:	/s/ HENRY W. WINSHIP
Henry W. Winship Director
February 19, 2026	By:	/s/ MARK N. ZENUK
Mark N. Zenuk Director and Chair of the Board of Directors

S-2

2025 Bunge Annual Report
Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-282003 on Form S-3, Registration Statement No. 333-288609 on Form S-4, and Registration Statement Nos. 333-238628 and 333-255878, on Form S-8 of our reports dated February 19, 2026, relating to the financial statements of Bunge Global SA and the effectiveness of Bunge Global SA’s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
February 19, 2026

Certification of Chief Executive Officer
S-3

2025 Bunge Annual Report
Exhibit 31.1
Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

I, Gregory A. Heckman, certify that:

1.I have reviewed this report on Form 10-K of Bunge Global SA (the “registrant”);

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a.all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February 19, 2026

/s/ GREGORY A. HECKMAN
Gregory A. Heckman
Chief Executive Officer (Principal Executive Officer)

Certification of Chief Financial Officer
S-4

2025 Bunge Annual Report
Exhibit 31.2
Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

I, John W. Neppl, certify that:

1.I have reviewed this report on Form 10-K of Bunge Global SA (the “registrant”);

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a.all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	February 19, 2026

/s/ JOHN W. NEPPL
John W. Neppl
Executive Vice President, Chief Financial Officer

S-5

2025 Bunge Annual Report
Exhibit 32.1

Certification by the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes Oxley Act Of 2002

    Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, the undersigned officer of Bunge Global SA, a Switzerland limited liability company (the “Company”), does hereby certify that, to the best of such officer’s knowledge:

(1) The accompanying Report of the Company on Form 10-K for the year ended December 31, 2025 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 19, 2026

/s/ GREGORY A. HECKMAN
Gregory A. Heckman
Chief Executive Officer (Principal Executive Officer)

    A signed original of this written statement required by Section 906 has been provided to Bunge Global SA and will be retained by Bunge Global SA and furnished to the Securities and Exchange Commission or its staff upon request.

S-6

2025 Bunge Annual Report
Exhibit 32.2

Certification by the Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
Section 906 of the Sarbanes Oxley Act Of 2002

    Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, the undersigned officer of Bunge Global SA, a Switzerland limited liability company (the “Company”), does hereby certify that, to the best of such officer’s knowledge:

(1) The accompanying Report of the Company on Form 10-K for the year ended December 31, 2025 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 19, 2026

/s/ JOHN W. NEPPL
John W. Neppl
Executive Vice President, Chief Financial Officer

    A signed original of this written statement required by Section 906 has been provided to Bunge Global SA and will be retained by Bunge Global SA and furnished to the Securities and Exchange Commission or its staff upon request.

S-7

2025 Bunge Annual Report

Bunge Global SA
Statutory Financial Statements
For the years ended December 31, 2025 and 2024

2025 Bunge Annual Report

Deloitte SA
Rue du Pré-de-la-Bichette, 1
1202 Geneva
Switzerland

Phone: +41 (0)58 279 60 00
Fax: +41 (0)58 279 66 00
www.deloitte.ch

Report of the Statutory Auditor

To the General Meeting of
Bunge Global SA, Geneva

Report on the Audit of the Swiss Standalone Statutory Financial Statements

Opinion
We have audited the financial statements of Bunge Global SA (the Company), which comprise the balance sheet as at December 31, 2025, the statement of income for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company’s articles of incorporation.

Basis for Opinion
We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor's Responsibilities for the Audit of the Financial Statements” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

2025 Bunge Annual Report

Bunge Global SA
Report of the Statutory Auditor
for the year ended December 31, 2025

Carrying value of Investments in Affiliates
Key audit matter	How the scope of our audit responded to the key audit matter
As described in Note 5 to the financial statements, the Company holds investments in Bunge Group affiliates with a net value of USD 28,958,008 thousand as of December 31, 2025, representing 95% of total assets.

Each investment is recorded at historical costs less adjustment for impairment of value when necessary. These historical costs correspond to the recoverable value of the investments as of the date of the re-domestication, November 1, 2023.

Bunge Global performs an annual impairment analysis. If events or indicators of impairment occur between annual impairment analyses, the Company performs an impairment analysis at that date. An impairment loss would be recognised when the carrying amount of the investment becomes lower than its recoverable amount which would be the higher of the value in use and the net market value. As of December 31, 2025, management determined that no additional impairment was necessary.

The assessment of the recoverable amount as well as the review of impairment indicators performed by the Company’s management is subject to judgement around the valuation method, key assumptions used and the sensitivity to the expected future market developments that could affect the profitability and cash flows of these investments.

Accordingly, for the purposes of our audit, we identified judgements and estimates applied by management on the valuation of investments in affiliates as representing a key audit matter.

We reviewed the assumption used by management supporting the carrying value of the investments, as well as potential impairment indicators as at December 31, 2025. Although no impairment indicators have been identified, Deloitte has reviewed the valuation model of management as part of its audit of investments carrying value.

In particular, we performed the following:
• Assessed the appropriateness of Management’s accounting policies regarding the valuation of investments in affiliates.
• Gained an understanding of internal controls around the valuation of investments in affiliates.
• Assessed the methodology applied and the reasonableness of the underlying key assumptions (e.g. discount rate, terminal growth rates) and judgements used in the valuation models.
• Together with our valuation specialists, validated the arithmetical accuracy of the valuation models and the reasonableness of key inputs against external sources.
• Reviewed valuation models for evidence of management bias considering sensitive analysis, lookback testing as well as contradictory evidence.

We validated the appropriateness and completeness of the related disclosures in Note 5 to the financial statements.

Based on the procedures performed above, we obtained sufficient audit evidence to address the risk of an improper valuation of investments in affiliates.

2025 Bunge Annual Report

Bunge Global SA
Report of the Statutory Auditor
for the year ended December 31, 2025

Other Information
The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements and the remuneration report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ Responsibilities for the Financial Statements
The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse’s website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

2025 Bunge Annual Report

Bunge Global SA
Report of the Statutory Auditor
for the year ended December 31, 2025

Report on Other Legal and Regulatory Requirements
In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors ("proposed appropriation of available earnings") complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

Deloitte SA

/s/ Annik Jaton Hüni                  /s/ Nicolas de Portier de Villeneuve
Licensed Audit Expert                      Licensed Audit Expert
Auditor in Charge

Geneva, February 19, 2026
AJH/NDV/ahe

Enclosures
- Financial statements (balance sheet, statement of income (loss) and notes)
- Proposed appropriation of available earnings

2025 Bunge Annual Report

Bunge Global SA
Statement of Income (Loss)

		Year Ended December 31, 2025			Year Ended December 31, 2024
Amounts in thousands	Notes	U.S. dollars		Swiss francs	U.S. dollars		Swiss francs

Dividend income from Affiliates	5	$324,403	CHF	257,154	$2,600,463	CHF	2,356,019
Income from general and administrative services	7	302,152		239,516	72,110		65,332
Operating income		626,555		496,670	2,672,573		2,421,351

Personnel expenses		(22,098)		(17,517)	(15,957)		(14,457)
General and administrative expenses	7	(120,894)		(95,833)	(201,151)		(182,243)
Impairment of investments in Affiliates	5	(324,403)		(257,154)	(2,600,463)		(2,356,019)
Operating expenses		(467,395)		(370,504)	(2,817,571)		(2,552,719)

Interest income	4	77,225		61,216	92,291		83,616
Interest expense	4	(29,704)		(23,546)	(12,612)		(11,426)
Foreign exchange (losses) - net		(403)		(319)	(294)		(267)
Profit (loss) before taxes		206,278		163,517	(65,613)		(59,445)

Income tax expense		(8,289)		(6,571)	—		—

Net income (loss) for the period		$197,989	CHF	156,946	$(65,613)	CHF	(59,445)

The accompanying notes are an integral part of these financial statements.

2025 Bunge Annual Report

Bunge Global SA
Balance Sheet

		December 31, 2025			December 31, 2024
Amounts in thousands	Notes	U.S. dollars		Swiss francs	U.S. dollars		Swiss francs

Cash and cash equivalents		$65,195	CHF	51,680	$274,076	CHF	248,313
Accounts receivable - Other		251		199	770		698
Accounts receivable - Affiliates		248,502		196,989	17,267		15,645
Prepaid expenses		5,765		4,570	932		844
Short-term loans receivable - Affiliates	4	409,017		324,228	1,300,842		1,178,563
Other current assets		—		—	35		32
Total current assets		728,730		577,666	1,593,922		1,444,095
Other long-term assets		8,629		6,840	—		—
Long-term loans receivable - Affiliates	4	653,086		517,701	653,086		591,696
Property, plant and equipment, net		6,340		5,026	8,323		7,541
Investments in Affiliates	5	28,958,008		22,955,013	22,263,399		20,170,639
Total non-current assets		29,626,063		23,484,580	22,924,808		20,769,876
Total assets		30,354,793		24,062,246	24,518,730		22,213,971

Accounts payable - Other		4,116		3,263	665		602
Accounts payable - Affiliates		126,194		100,034	137,828		124,872
Dividend payable - Shareholders	6	310,199		245,895	375,813		340,487
Short-term loans payable - Affiliates	4	1,527,709		1,211,015	189,876		172,028
Accrued expenses		23,092		18,306	9,555		8,657
Total current liabilities		1,991,310		1,578,513	713,737		646,646
Long-term provisions		1,486		1,178	1,386		1,256
Total non-current liabilities		1,486		1,178	1,386		1,256
Total liabilities		1,992,796		1,579,691	715,123		647,902

Share capital	6	2,085		1,653	1,553		1,407
Statutory reserves from capital contributions:
Reserve from capital contributions	6	28,231,705		22,379,273	23,910,976		21,663,344
Other reserves from capital contributions	6	6,269		4,969	500,218		453,198

Treasury shares	6	(6,259)		(4,962)	(528,762)		(479,058)
Retained earnings	6	(69,792)		(55,324)	(14,765)		(13,377)
Net gain (loss) for the period	6	197,989		156,946	(65,613)		(59,445)
Total shareholders' equity		28,361,997		22,482,555	23,803,607		21,566,069
Total liabilities and shareholders' equity		$30,354,793	CHF	24,062,246	$24,518,730	CHF	22,213,971

The accompanying notes are an integral part of these financial statements.

2025 Bunge Annual Report

Bunge Global SA
Notes to Statutory Financial Statements
(U.S. dollars in thousands, except share and per share information and where otherwise indicated)

1. General
Bunge Global SA (“Bunge Global” or the “Company”), incorporated under Swiss law with its registered office in Geneva, Switzerland, is the ultimate holding company of Bunge Global and its Affiliates (as defined below) (together, the “Bunge Group”) with listed shares on the New York Stock Exchange (the “NYSE”).
Bunge Global is a corporation (société anonyme) with its registered office at 13 route de Florissant, 1206 Geneva, Switzerland. The main activity of the Company is the holding and the management of investments for the Bunge Group. The Company employed less than 50 full time positions during both 2025 and 2024. For additional information on the Bunge Group, see Bunge Global SA's consolidated Annual Report on Form 10-K filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2025.
On July 2, 2025, Bunge Global completed its previously announced acquisition of Viterra Limited ("Viterra") in a stock and cash transaction pursuant to a definitive business combination agreement with Viterra and its shareholders including certain affiliates of Glencore PLC, Canada Pension Plan Investment Board, and British Columbia Investment Management Corporation ("Viterra Acquisition"). The transaction was completed through a contribution in kind to Bunge Global by the Sellers of all Viterra shares against the issuance by Bunge Global of an aggregate of 65,611,831 fully paid-in registered shares of the Company with an aggregate value of approximately $5.3 billion as of July 1, 2025 and approximately $1.9 billion in cash in return for 100% of the outstanding equity of Viterra.
2. Basis of presentation
The statutory financial statements present the results of Bunge Global on a standalone basis and do not represent the consolidated operations of the Bunge Group that can be found on Form 10-K filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2025.
The statutory financial statements reflect the results of operations for the year ended December 31, 2025 and have been prepared in accordance with the requirements of the Swiss Code of Obligations. They are prepared following the historical cost convention and on an accrual basis.
Since the Company has prepared consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, a recognized accounting standard, the Company has elected to forego presenting the statement of cash flows, the additional disclosures and the management report in line with article 961d of the Swiss Code of Obligations.
3. Significant accounting policies
Foreign Currency translation
The Company's functional currency is the United States dollar ("U.S. dollar"). The financial statements are presented in U.S. dollars in accordance with Swiss law. All Balance sheet and Statement of Income (Loss) line items in U.S. dollars are converted to Swiss francs for informational purpose only using the closing foreign exchange rate at the balance sheet date. The exchange rates at December 31, 2025 and 2024 were CHF 0.7927 and CHF 0.9060 for USD 1, respectively.
Exchange rate differences
Current assets and liabilities in non-U.S. dollar currencies are translated into U.S. dollars using the closing exchange rate at the balance sheet date. During the year, revenue and expenses are translated into U.S. dollars at the rate of exchange as at the date of the transaction. Unrealized foreign exchange losses and realized transactional gains and losses are included in the determination of current income, whereas unrealized foreign exchange gains are deferred into the Balance Sheet.
Investments in Affiliates
Investments in Affiliates are recorded at historical cost less adjustment for impairment of value when necessary. The term “Affiliates”, as referred to in these financial statements, is defined as directly and indirectly held subsidiaries of Bunge Global SA.

2025 Bunge Annual Report

Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition. In case of resale, the gain or loss is recognized through retained earnings. When treasury shares are used for equity compensation, the difference between their acquisition cost and the exercise price is recognized in Personnel expenses.
Dividend income from Affiliates
In accordance with Swiss law, dividends received from Affiliates are treated as an appropriation of profit in the year in which they are approved by the relevant governing body under applicable law and regulation rather than as an appropriation of profit in the year to which they relate. A corresponding immediate impairment is recorded on the Statement of Income (Loss) associated with the reduction in the Affiliate carrying value due to the dividend receipt.
Dividend payable to shareholders
Dividend payable to shareholders includes the outstanding quarterly dividend appropriation approved at the Bunge Global Annual General Meeting of Shareholders, but not yet paid at the balance sheet date.
Personnel expenses
Personnel expenses includes cash and equity compensation paid to the employees of the Company and to the Company’s Board of Directors (the “Board”). For information regarding the Board and executives compensation, refer to our Swiss Statutory Compensation Report in the Company's Annual Report.
Interest income and Interest expense
Interset income and Interest expense includes interest from both Affiliate and third party transactions.
Income taxes
The Company follows the policy of providing in each year for income and capital taxes, which are assessed on taxable income and net worth respectively shown in the statutory financial statements for the year. Income taxes are based on Swiss taxable income denominated in U.S. dollars. No income taxes were paid during the years ended December 31, 2025 and 2024 and expense of $8,289 and zero, were recorded respectively. Capital taxes are presented in General and administrative expenses.
4. Loans with Affiliates
As at December 31, 2025 and 2024, the Company had the following loans receivable from Affiliates, which earned $60,792 and $85,428, respectively, in interest income during the year:

	December 31, 2025			December 31, 2024
	U.S. dollars		Swiss francs	U.S. dollars		Swiss francs

Cash pool asset[1]	$—	CHF	—	$1,104,231	CHF	1,000,433
USD-denominated loans	1,062,103		841,929	849,697		769,826
Loans receivable from Affiliates	$1,062,103	CHF	841,929	$1,953,928	CHF	1,770,259

Short-term portion:	$409,017	CHF	324,228	$1,300,842	CHF	1,178,563
Long-term portion:	$653,086	CHF	517,701	$653,086	CHF	591,696
1 The Company utilizes an internal borrowing/lending relationship (the “Cash Pool”) with a wholly-owned Affiliate to fund its operations.
As at December 31, 2025 and 2024, the Company had the following loans payable to Affiliates, which incurred interest expense of $29,704 and $9,202, respectively, reflecting an increase for the Viterra Acquisition:

2025 Bunge Annual Report

	December 31, 2025			December 31, 2024
	U.S. dollars		Swiss francs	U.S. dollars		Swiss francs

Cash pool liability[1]	$984,427	CHF	780,355	$—	CHF	—
USD-denominated loans	543,282		430,660	189,876		172,028
Loans payable to Affiliates	$1,527,709	CHF	1,211,015	$189,876	CHF	172,028

Short-term portion:	$1,527,709	CHF	1,211,015	$189,876	CHF	172,028
1 The Company utilizes an internal borrowing/lending relationship (the “Cash Pool”) with a wholly-owned Affiliate to fund its operations.
5. Investments in Affiliates
Bunge Global is the ultimate holding company of all Affiliates of the Bunge Group. On July 2, 2025, the Viterra Acquisition completed increasing the investments in Affiliates by $7 billion. On October 23, 2025, the ownership of Viterra was merged into Bunge Holdings B.V., a directly-owned subsidiary of Bunge Global SA.
The Company's directly-owned Affiliates were as follows as at December 31, 2025 and 2024:

Entity legal name	Jurisdiction	Purpose	Ownership[1]	December 31, 2025
				U.S. dollars		Swiss francs
Bunge Holdings B.V. (BHBV)	Netherlands	Holding company	100%	$28,810,065	CHF	22,837,738
Greenleaf, Ltd	Bermuda	Insurance company	100%	61,701		48,911
SSI Logistics	France	Operating company	100%	8,397		6,656
Vietnam Agribusiness Holdings Pte Ltd (Vietnam Agribusiness)	Singapore	Operating company	50%	77,845		61,708
Investments in Affiliates				$28,958,008	CHF	22,955,013

Entity legal name	Jurisdiction	Purpose	Ownership[1]	December 31, 2024
				U.S. dollars		Swiss francs
Bunge Holdings B.V. (BHBV)	Netherlands	Holding company	100%	$22,095,456	CHF	20,018,482
Greenleaf, Ltd	Bermuda	Insurance company	100%	61,701		55,901
SSI Logistics	France	Operating company	100%	8,397		7,608
Vietnam Agribusiness Holdings Pte Ltd (Vietnam Agribusiness)	Singapore	Operating company	50%	97,845		88,648
Investments in Affiliates				$22,263,399	CHF	20,170,639
1 Voting rights do not differ from the disclosed ownership percentages.

The following table presents the activity related to Bunge Global's Investments in Affiliates for the year ended December 31, 2025:

Balance as at January 1, 2025		$22,263,399
Purchase of Viterra Ltd		7,019,012
Share premium repayments from BHBV		(304,403)
Dividend distribution from Vietnam Agribusiness Holdings		(20,000)
Balance as at December 31, 2025		$28,958,008

Balance as of December 31, 2025 - CHF	CHF	22,955,013
Share premium repayments from Bunge Global's investments in BHBV and a dividend distribution from Vietnam Agribusiness were recognized in the Statement of Income (Loss) for the year ended December 31, 2025 as Dividend income from Affiliates for $324,403 with corresponding impairments of $324,403.

2025 Bunge Annual Report

The following table presents the activity related to Bunge Global's Investments in Affiliates for the year ended December 31, 2024:

Balance as at January 1, 2024		$24,863,862
Capital reductions from BHBV		(2,585,463)
Capital reductions from Vietnam Agribusiness Holdings		(15,000)
Balance as at December 31, 2024		$22,263,399

Balance as of December 31, 2024 - CHF	CHF	20,170,639
The share premium repayments from the Company's investment in BHBV and dividend distribution from Vietnam Agribusiness were recognized in the Statement of Income (Loss) for the the year ended December 31, 2024 as Dividend income from Affiliates for $2,600,463 with a corresponding impairment for $2,600,463.
Bunge Global generally performs its annual impairment analysis during the fourth quarter of the year. If events or indicators of impairment occur between annual impairment analyses, the Company performs an impairment analysis at that date. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or the sale or disposition of a significant asset.
The valuation of the investments is sensitive to adverse changes in management’s assumptions. Critical estimates in the determination of the recoverable amount under the income approach include, but are not limited to, assumptions about variables such as commodity prices, crop and related throughput and production volumes, gross profit, future capital expenditures, other expenses, and discount rates, all of which are subject to a high degree of judgment.
As at December 31, 2025 and 2024, the carrying value of investments were not impaired.
Significant indirect Affiliates of the Bunge Group were as follows at both December 31, 2025 and 2024. Certain entities were acquired as part of the Viterra Acquisition and were merged with existing Bunge entities or renamed as at December 31, 2025. Additionally, during the course of 2026, certain entities will be renamed or merged, which impacts the entities listed below.

Entity legal name	Jurisdiction	Purpose	Ownership
			2025	2024
Bunge North America, Inc.	USA	Operations	100%	100%
Bunge Argentina S.A.	Argentina	Operations	100%	100%
Bunge Alimentos S.A	Brazil	Operations	100%	100%
Bunge Asia Pte. Ltd	Singapore	Operations	100%	100%
Bunge SA	Switzerland	Operations	100%	100%
Koninklijke Bunge B.V.	Netherlands	Holdings and Finance	100%	100%
Viterra B.V.	Netherlands	Operations	100%	—%
Bunge USA Grain, LLC	USA	Operations	100%	—%
Bunge Canada Inc.	Canada	Operations	100%	—%
Viterra Agriculture Brasil SA	Brazil	Operations	100%	—%
Viterra Argentina S.A.	Argentina	Operations	100%	—%
Bunge Australia Pty	Australia	Operations	100%	—%
Bunge Holdings Pty Ltd	Australia	Operations	100%	—%

2025 Bunge Annual Report

6. Shareholders’ equity
Changes in equity accounts
The following table presents the activity related to equity accounts for the years ended December 31, 2025 and 2024:

		Statutory reserves from capital contributions
	Share Capital	Reserve from capital contributions	Other reserves from capital contributions	Retained earnings	Net income (loss) for the period	Treasury shares	Total shareholders' equity

Balance as at December 31, 2023	$1,614	$25,544,079	$161	$3,563	$(87,930)	$(161)	$25,461,326
Loss brought forward	—	—	—	(87,930)	87,930	—	—
Reallocation of remaining dividend payable	—	97,159	—	—	—	—	97,159
Release to dividend payable	—	(658,632)	—	—	—	—	(658,632)
Share-based compensation	—	—	—	69,602	—	8	69,610
Repurchase of common shares for cancellation	—	(1,071,630)	1,071,630	—	—	(1,100,243)	(1,100,243)
Cancellation of treasury shares	(61)	—	(571,573)	—	—	571,634	—
Other movements	—	—	—	—	—	—	—
Net loss for the period	—	—	—	—	(65,613)	—	(65,613)
Balance as at December 31, 2024	$1,553	$23,910,976	$500,218	$(14,765)	$(65,613)	$(528,762)	$23,803,607

Capital Increase - Viterra Acquisition	656	5,264,693	—	—	—	—	5,265,349
Loss brought forward	—	—	—	(65,613)	65,613	—	—
Reallocation of remaining dividend payable	—	284,715	—	—	—	—	284,715
Release to dividend payable	—	(678,004)	—	—	—	—	(678,004)
Share-based compensation	—	—	—	10,586	—	28,497	39,083
Repurchase of common shares	—	(550,675)	550,675	—	—	(550,743)	(550,743)
Cancellation of treasury shares	(124)	—	(1,044,624)	—	—	1,044,748	—
Net income for the period	—	—	—	—	197,989	—	197,989
Balance as at December 31, 2025	$2,085	$28,231,705	$6,269	$(69,792)	$197,989	$(6,259)	$28,361,997
Balance as at December 31, 2025 - indicative CHF	CHF1,653	CHF22,379,273	CHF4,969	CHF(55,324)	CHF156,946	CHF(4,962)	CHF22,482,555
Share capital
The Board of Directors of Bunge Global SA unanimously resolved to reduce the Company's share capital by 6,146,930 shares on November 13, 2024 for $61. The share capital of the Company was $1,553 as at December 31, 2024 and was divided into 155,282,542 fully paid-in registered shares with a par value of $0.01 each.
In association with the Viterra Acquisition, the Board approved the increase to the Company's share capital by 65,611,831 shares at nominal value of $0.01 on July 1, 2025 with the excess to par value allocated to the Reserve from capital contributions. Subsequently on December 19, 2025 after publication in the Swiss Gazette with resolution from the Board of Directors, the Company reduced its share capital by $124 associated with the cancellation of 12,382,610 fully paid-in registered shares with a par value of $0.01 each.
The share capital of the Company was $2,085 as at December 31, 2025 and was divided into 208,511,763 fully paid-in registered shares with a par value of $0.01 each.

2025 Bunge Annual Report

Capital band
Bunge Global’s Articles of Association provide for a capital band ranging from $1,291 (lower limit) to $2,421 (upper limit), equivalent to approximately CHF 1,024 (lower limit) to CHF 1,919 (upper limit). The Board is authorized within the capital band to increase or reduce the share capital at any time or from time to time and in any amounts or to cause the Company or any of its Affiliates to acquire shares directly or indirectly until October 19, 2028.
The capital increase or reduction may be effected by issuing up to 33,632,445 fully paid-in registered shares with a par value of $0.01 each or cancelling up to 79,368,185 fully paid-in registered shares with a par value of $0.01 each, as applicable, or by increasing or reducing the par value of the existing shares or by a simultaneous reduction and re-increase of the share capital. The number of newly issuable shares or shares to be cancelled is subject to upward or downward adjustment by the Board if and when the Board makes use of its authority to issue or cancel shares within the range of the capital band.
Conditional capital
Bunge Global’s Articles of Association provides for a conditional capital that authorizes the issuance of an additional 32,285,894 paid-in registered shares above the capital band without obtaining additional shareholder approval as per the following:
•up to 12,914,357 fully paid-in registered shares with a par value of $0.01 each, for an aggregate nominal amount not to exceed $129 (approximately CHF 102), to members of the Board or the Executive Management Team, officers, employees, contractors, consultants, or any other persons providing services to Bunge Global or any of its Affiliates under the terms of Bunge Global’s equity incentive plans; and
•up to 19,371,537 fully paid-in registered shares with a par value of $0.01 each, for an aggregate nominal amount not to exceed $194 (approximately CHF 154), (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) through obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of Bunge Global or any of its Affiliates.
Statutory reserves from capital contributions
Statutory reserves from capital contributions, subject to certain conditions, are freely distributable reserves. If the Statutory reserves from capital contributions amounts to more than 20% of the share capital recorded in the commercial register, Bunge Global is not required to allocate 5% from earnings to statutory reserves in the proposed appropriation of available earnings.
Reserve from capital contributions
Two dividends of $0.6625 per share were declared by Bunge Limited’s Board of Directors under Bermuda law prior to Redomestication to Switzerland for payment on December 1, 2023 and March 1, 2024 based on the outstanding shares of Bunge Global at the record date. In connection with the Redomestication, Bunge Global assumed from Bunge Limited the obligation to make payment of the outstanding quarterly dividend installments and as such an amount of $288,760 was allocated to Dividend payable to shareholders from the Reserve from capital contributions following the Redomestication. This amount was calculated assuming a number of 145,287,978 shares eligible to receive dividends on November 1, 2023. This amount included a 50% margin (“Dividend reserve”) to accommodate for any new share issuances that could occur between the date of the Redomestication and the second dividend installment payment. As the aggregate dividend payment was lower than the Dividend payable to shareholders liability, the difference of $97,159 was allocated back to the Reserve from capital contributions after the last quarterly cash dividend paid in March 2024.
The following four dividends were approved at Bunge Global's Annual General Meeting of Shareholders (“AGM”) held on May 15, 2024:
•a quarterly cash dividend of $0.68 per share declared on May 15, 2024, paid on June 3, 2024 based on the outstanding shares of Bunge Global on May 20, 2024.
•a quarterly cash dividend of $0.68 per share declared on May 15, 2024, paid on September 2, 2024 based on the outstanding shares of Bunge Global on August 19, 2024.
•a quarterly cash dividend of $0.68 per share declared on May 15, 2024, paid on December 2, 2024 based on the outstanding shares of Bunge Global on November 18, 2024.
•a quarterly cash dividend of $0.68 per share declared on May 15, 2024, to be paid on March 4, 2025 based on the outstanding shares of Bunge Global on February 18, 2025.

2025 Bunge Annual Report

Associated with the approved dividends, an amount of $658,632 was allocated to Dividend payable to shareholders from the Reserve from capital contributions in May 2024. This amount was calculated assuming a number of 145,319,668 shares eligible to receive dividends as at December 31, 2023. This amount included a 67% margin (“Dividend reserve”) to accommodate for any new share issuances that may occur until the fourth dividend payment installment is made. In March 2025, the aggregate dividend payment for the quarterly dividends paid to shareholders on June 3, 2024, September 2, 2024, December 2, 2024 and March 4, 2025 was lower than the dividend reserve, thus $284,715 was returned to the Reserve from capital contributions.
At the AGM held on May 15, 2025, shareholders approved the Board of Directors’ proposition to pay a cash dividend in the amount of $2.80 per outstanding share from Bunge Global SA’s Reserve from capital contributions payable in four equal installments:
•a quarterly cash dividend of $0.70 per share declared on May 15, 2025, paid on June 2, 2025 based on the outstanding shares of Bunge Global on May 19, 2025.
•a quarterly cash dividend of $0.70 per share declared on May 15, 2025, paid on September 2, 2025 based on the outstanding shares of Bunge Global on August 19, 2025.
•a quarterly cash dividend of $0.70 per share declared on May 15, 2025, payable on December 1, 2025 based on the outstanding shares of Bunge Global on November 17, 2025.
•a quarterly cash dividend of $0.70 per share declared on May 15, 2025, payable on March 3, 2026 based on the outstanding shares of Bunge Global on February 17, 2026.
An amount of $678,004 was allocated to Dividend payable - Shareholders from the Reserve from capital contributions. This amount was calculated assuming a number of 133,964,235 shares eligible to receive dividends on December 31, 2024. This amount includes a 81% margin (“Dividend reserve”) to accommodate new share issuances, which may occur between the time the dividend is approved by shareholders and when the last installment payment is made. If the aggregate dividend payment is lower than the Dividend payable -Shareholders liability, the relevant difference will be allocated back to the Reserve from capital contributions after the last quarterly cash dividend is paid in March 2026.
The amount of quarterly cash dividends paid in 2025 and 2024 was $458,903 and $378,149, respectively.
Treasury shares
The following table presents the activity related to Bunge Global's Treasury shares for the years ended December 31, 2025 and 2024:

	Number of shares		Carrying value

Balance at January 1, 2024	16,109,804		$161
Releases for share-based compensation	(795,330)		(8)
Repurchase of common shares	12,150,763		1,100,243
Cancellation of treasury shares	(6,146,930)		(571,634)
Balance as at December 31, 2024	21,318,307		528,762

Releases for share-based compensation	(581,931)		(28,497)
Repurchase of common shares	6,749,341		550,743
Cancellation of treasury shares	(12,382,610)		(1,044,748)
Balance as at December 31, 2025	15,103,107		$6,259
Balance as at December 31, 2025 - CHF indicative value		CHF	4,962
On November 13, 2024, Bunge Global SA's Board approved the expansion of an existing share repurchase program by an additional $500 million bringing total authorizations under the program since inception to $2,700 million. The program continues to have an indefinite term. As of December 31, 2025, a total of 26,417,080 shares were repurchased under the program for $2,451 million with an aggregate purchase authorization of approximately $249 million remaining outstanding for repurchases under the program. During the twelve months ended December 31, 2025, the Company repurchased 6,749,341 shares for $550,743, all of which were flagged for cancellation at the time of repurchase reducing simultaneously the Reserve from capital contributions by $550,675. This reduction corresponds to the portion of the acquisition cost that exceeded the shares' par value. A corresponding amount of $550,675 was allocated to the Other reserves from capital contributions until formal cancellation of the shares.

2025 Bunge Annual Report

During 2024, the Company repurchased 12,150,763 shares for $1,100,243, of which 11,856,763 were flagged for cancellation at the time of repurchase reducing simultaneously the Reserve from capital contributions by $1,071,630. This reduction corresponds to the portion of the acquisition cost that exceeded the shares' par value. A corresponding amount of $1,071,630 was allocated to the Other reserves from capital contributions until formal cancellation of the shares.
During 2025 and 2024, the Company granted 581,931 and 795,330 treasury shares, respectively, to employees of the Bunge Group in conjunction with its equity incentive plans for $28,497 and $8, respectively.
In accordance with the designation made at the time of repurchase, the Board of Directors of Bunge Global SA unanimously resolved to reduce the Company's share capital by 12,382,610 shares on November 11, 2025 and by 6,146,930 shares on November 13, 2024. The respective capital reductions became effective at the publication in the Swiss Gazette on December 19, 2025 and December 6, 2024. Simultaneously, Share capital was reduced by $124 and $61, Treasury shares reduced by $1,044,748 and $571,634 and the Other reserves from capital contributions was reduced by $1,044,624 and $571,573 corresponding to the portion of the acquisition cost that exceeded the par value of the shares in 2025 and 2024, respectively.
As at December 31, 2025 and 2024, Bunge Global held 76,564 and 5,709,833 treasury shares that were repurchased for cancellation, respectively. As well as 15,026,543 and 15,608,474 treasury shares, respectively, available for grants under the equity incentive plans or other approved activities. The available balance as of December 31, 2025 was made of 15,026,543 shares issued at $0.01, whereas the available balance as of December 31, 2024 included 15,314,474 shares issued at $0.01 and 294,000 shares were acquired at $96.92.
7. General and administrative expenses
Bunge Global is responsible for strategic and managerial activities for the Bunge Group and it also assumes an active role in managing Affiliates as the ultimate holding company.
During 2025, Bunge Global incurred $120,894 (2024: $201,151) of general and administrative expenses of which $26,126 (2024: $18,219) derived from direct third-party activities and $94,768 (2024: $182,932) from activities performed by Affiliates on behalf of Bunge Global.
During 2025, Bunge Global received $302,152 (2024: $72,110) from strategic and managerial services performed for the benefit of its Affiliates.
8. Contingent liabilities and commitments
On July 2, 2025, the Company completed the Viterra Acquisition for which a definitive business combination agreement was announced on June 13, 2023 whereby Bunge Global acquired 100% of the outstanding equity of Viterra for approximately $7 billion. Additionally by July 8, 2025, Bunge Limited Finance Corp. (“BLFC”), an indirect Affiliate of the Company, exchanged all outstanding notes of certain series issued by Viterra Finance B.V. (“VFBV”) for $1,950 million aggregate principal amount of new notes issued by BLFC and guaranteed by Bunge Global. Additionally, BLFC amended the respective indentures governing the existing USD senior notes to eliminate certain covenants, restrictive provisions and events of default, and modify or amend certain other provisions, including unconditionally releasing and discharging the guarantees by each of Viterra and Viterra B.V. The indentures governing VFBV's outstanding EUR senior notes were also amended to substitute the issuer and guarantors of such notes to Bunge Finance Europe B.V., a wholly owned finance subsidiary of Bunge, as issuer, with Bunge Global as guarantor.
Since January 1, 2024, Bunge Global is part of a Swiss value-added tax (“VAT”) group (the “VAT Group”). All Bunge Global's Affiliates in the VAT Group maintain primary responsibility for their own VAT liabilities. However, in the event of non-compliance by any member of the VAT Group, all Affiliates within the VAT Group assume joint and several responsibility for any VAT liabilities. As at December 31, 2025, the Company does not expect to have to assume responsibility for any events of noncompliance by the other members of the VAT Group.
As at December 31, 2025, there are no other significant contingent liabilities or commitments between Bunge Global and any external parties.
9. Guarantees
As part of daily operations, Bunge Global Affiliates may enter into credit arrangements, including notes, bank credit agreements, debentures, and letters of credit. In its role as the ultimate parent of the Bunge Group, Bunge Global agrees to guarantee certain of these debt securities or other credit arrangements on behalf of its Affiliates. The company will also provide performance guarantees as needed for Affiliate operations. As at December 31, 2025 and 2024, the aggregate maximum amount allowed to be drawn under the credit lines and performance guarantees by the Company was $29,897 million and $26,478 million, respectively, equivalent to approximately CHF 23,699 million and CHF 23,989 million, respectively.

2025 Bunge Annual Report

Additionally, Bunge Global provides a guarantee to the Director of the Illinois Department of Agriculture as Trustee for its U.S. Affiliate, which guarantees all amounts due and owing by said party to grain producers and/or depositors in the State of Illinois, who have delivered commodities to its Illinois facilities. The Company also guarantees certain Affiliate derivative and insurance obligations.
As at December 31, 2025, we do not anticipate having to perform under these guarantees.
10. Subsequent Events
No significant events occurred subsequent to the balance sheet date but prior to February 19, 2026 that would have a material impact on the financial statements.

2025 Bunge Annual Report

Bunge Global SA
Proposed appropriation of available earnings

Amounts in thousands	U.S. dollars		Swiss francs

Accumulated loss	$(69,792)	CHF	(55,324)
Net income for the period	197,989		156,946
Total retained earnings	$128,197	CHF	101,622

Proposal of the Board of Directors for the appropriation of accumulated income:
Total retained earnings to be carried forward	$128,197	CHF	101,622

Reserve from capital contributions

Balance as at December 31, 2025	$28,231,705	CHF	22,379,273
Proposed release as dividend to shareholders	(697,375)		(552,809)
Balance to be carried forward	$27,534,330	CHF	21,826,464

The Board of Directors will propose at the Annual General Meeting of Shareholders that Bunge Global SA pay a cash dividend in the amount of $2.881 per outstanding share out of Bunge Global SA’s Reserve from capital contributions payable in four equal installments as of the record dates to be announced in a press release.
The cash dividend shall be made with respect to the outstanding share capital of Bunge Global SA on the record date for the applicable installment, which will exclude any shares of Bunge Global SA held by Bunge Global SA in treasury.
An amount of $697,3752 shall be allocated to Dividend payable to shareholders from the Reserve from capital contributions in order to pay such dividend of $2.88 per outstanding share with a nominal value of $0.01 each. If the aggregate dividend payment is lower than the Dividend payable to shareholders liability, the relevant difference, if any, will be allocated back to the Reserve from capital contributions.

1If the proposal is approved, the aggregate U.S. dollar amount of the dividend will be capped at an amount such that the aggregate reduction to our capital contribution reserves will not exceed $697,375. To the extent that a dividend payment would cause the cap to be exceeded, the U.S. dollar per share amount of the current or future dividends will be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the cap. If the cap were reached, no further installment payments could be made.
2Based on a total of 193,408,656 shares eligible for payout (number of outstanding shares as at December 31, 2025), the aggregate Dividend payable to shareholders liability would be $697,375. The amount of the Dividend payable to shareholders, calculated on the basis of the Company’s outstanding shares as at December 31, 2025, includes a 25% margin to accommodate for the potential issuance of 33,632,445 new shares in accordance with our capital band and utilization of 15,103,107 treasury shares (“Dividend reserve”), which may occur between the time the dividend is approved by shareholders and when the last installment payment is made.
The number of shares eligible for dividend payments may change due to the repurchase of shares, the sale of treasury shares, or the issuance of new shares including (without limitation) from the utilization of the capital band and conditional share capital.
Unused Dividend reserve will be returned to the Reserve from capital contributions after the last installment payment, if any.

Shareholder Information

Registered & Principal Executive Office

Bunge Global SA
Route de Florissant 13
1206 Geneva, Switzerland

Corporate Headquarters

Bunge Global SA
1391 Timberlake Manor Parkway
Chesterfield, Missouri 63017 U.S.A.

Contact Information

Corporate and Investor Relations
1-636-292-3014

Board of Directors

As of March 19, 2026

Mark Zenuk, Chair
Eliane Aleixo Lustosa de Andrade
Carol Browner
Gregory Heckman
Adrian Isman
Anne Jensen
Linda Jojo
Christopher Mahoney
Monica McGurk
Kenneth Simril
Markus Walt
Henry "Jay" Winship

Executive Leadership Team

As of March 19, 2026

Gregory Heckman
Christos Dimopoulos
Julio Garros
Pierre Mauger
John Neppl
Joseph Podwika
Kellie Sears
Robert Wagner

Transfer Agent and Registrar

Computershare, Inc.
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.
U.S. Shareholders Toll-Free
1-800-736-3001
Shareholders Outside the U.S.
1-781-575-3100
TDD for Hearing-Impaired U.S. Shareholders
1-800-952-9245
TDD for Hearing-Impaired Shareholders Outside the U.S.
1-201-680-6610

If you are a registered shareowner, you can access your Bunge account online by going to www.computershare.com/investor

Additional Shareowner Information

Bunge's annual report, filed with the Securities and Exchange Commission (SEC) on Form 10-K, and other SEC filings are available to you on our website at www.bunge.com or you can receive them via email by choosing to "Register for Email Alerts" on the Investors page at www.bunge.com.

Stock Listing

New York Stock Exchange

BG
LISTED
NYSE

Annual Meeting

Bunge's Annual General Meeting of Shareholders will be held via webcast at 8:30 a.m., Central Daylight Time/3:30 p.m., Central European Summer Time, on May 20, 2026. See the proxy statement for additional information.

Independent Auditors

U.S.: Deloitte & Touche LLP
Switzerland: Deloitte & Touche SA

At Bunge, our purpose is to **connect farmers to consumers** to deliver essential food, feed and fuel to the world.

BUNGE

Registered & Principal Executive Office
Route de Florissant 13
1206 Geneva, Switzerland

Corporate Headquarters
1391 Timberlake Manor Parkway
St. Louis, Missouri 63017, USA

314.292.2000 | bunge.com